
10011745

BRYN MAWR
BANK CORPORATION
2009 ANNUAL REPORT

Strong.
Stable.
Secure.



Investing for Growth

A rich tradition of investing in our franchise and our future. Recent investments over the last five years have included:

- January 2004 — Opened the Newtown Square office.
- February 2005 — Formed mortgage joint venture with Keller Williams.
- March 2005 — Opened the Exton office.
- September 2006 — Established Bryn Mawr Leasing Company.
- January 2007 — Opened the Ardmore office.
- May 2007 — Formed the Private Banking Group.
- June 2008 — Major renovations of the Wayne office.
- July 2008 — Acquired Lau Associates LLC, Wilmington, DE.
- November 2008 — Established The Bryn Mawr Trust Company of Delaware in Wilmington, DE.
- January 2009 — Opened the West Chester Regional Banking Center.
- May 2009 — Established BMT Asset Management.
- November 2009 — Signed agreement to acquire First Keystone Financial.
- December 2009 — Major renovations of the Paoli office.

ANNUAL MEETING The Annual Meeting of Shareholders of Bryn Mawr Bank Corporation will be held at Saint Davids Golf Club, 845 Radnor Street Road, Wayne, PA 19087, on Wednesday, April 28, 2010, at 11:00 a.m.

STOCK LISTING Bryn Mawr Bank Corporation common stock is traded over-the-counter and is listed on the NASDAQ Global Market under the symbol BMTC.

FORM 10-K A copy of the Corporation's Form 10-K, including financial statement schedules as filed with the Securities and Exchange Commission, is available on our website www.bmtc.com or upon written request to the Corporate Secretary, Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010.

EQUAL EMPLOYMENT OPPORTUNITY The Corporation continues its commitment to equal opportunity employment and does not discriminate against minorities or women with respect to recruitment, hiring, training, or promotion. It is the policy of the Corporation to comply voluntarily with the practices of Affirmative Action.

This discussion contains forward-looking statements. Please see the section entitled "Special Cautionary Notice Regarding Forward Looking Statements" in the enclosed Annual Report to Shareholders, and the section entitled "Risk Factors" in the enclosed Form 10-K, for discussions of the risks, uncertainties and assumptions associated with these statements.

Financial highlights

CONSOLIDATED FINANCIAL HIGHLIGHTS

dollars in thousands, except per share data

FOR THE YEAR	2009	2008	CHANGE	
Net interest income	$ 40,793	$ 37,138	$ 3,655	9.8%
Net interest income after loan and lease loss provision	33,909	31,542	2,367	7.5%
Non-interest income	28,470	21,472	6,998	32.6%
Non-interest expenses	46,542	38,676	7,866	20.3%
Income taxes	5,500	5,013	487	9.7%
Net income	10,337	9,325	1,012	10.9%
AT YEAR-END				
Total assets	$ 1,238,821	$ 1,151,346	$ 87,475	7.6%
Total portfolio loans and leases	885,739	899,577	(13,838)	-1.5%
Total deposits	937,887	869,490	68,397	7.9%
Shareholders' equity	103,936	92,413	11,523	12.5%
Tangible common equity	92,214	82,055	10,159	12.4%
Wealth assets under management, administration and supervision	2,871,143	2,146,399	724,744	33.8%
PER COMMON SHARE				
Basic earnings per common share	$ 1.18	$ 1.09	$ 0.09	8.3%
Diluted earnings per common share	1.18	1.08	0.10	9.3%
Dividends declared	0.56	0.54	0.02	3.7%
Book value	11.72	10.76	0.96	8.9%
Tangible book value	10.40	9.55	0.85	8.9%
Closing price	15.09	20.10	(5.01)	-24.9%
SELECTED RATIOS				
Return on average assets	0.88%	0.89%		
Return on average shareholders' equity	10.55%	10.01%		
Tax equivalent net interest margin	3.70%	3.84%		
Allowance for loan & lease losses as a % of loans & leases	1.18%	1.15%		
Tangible common equity to tangible assets	7.51%	7.13%		


BMT
Co

Letter to shareholders

Dear Shareholders and Friends,

While almost all financial institutions had sharp declines in income and many registered losses, I'm pleased to report that Bryn Mawr Bank Corporation, and our chief subsidiary, The Bryn Mawr Trust Company, had an increase in earnings of 10.9% and remained one of the most profitable banks in the nation.

Let's review some of the highlights of this past year.

- The biggest news in 2009 was the signing of a definitive agreement to purchase First Keystone Financial, Inc. of Media, Pennsylvania. First Keystone has a long and rich history in Delaware County, and has deep relationships with its clients. With an expected closing by this July, Bryn Mawr Trust will now be the largest community bank in the western suburbs of Philadelphia, with 17 full-service branch locations and approximately $1.7 billion in banking assets.

- Our Wealth Management Division saw its assets under management and supervision grow sharply from $1.9 billion, in March 2009, to just under $2.9 billion by year's end. Lau Associates, the high-end financial planning and investment management firm in Wilmington, Delaware which we acquired in 2008, continued to play an important role in our wealth growth strategy.

- Our new Bryn Mawr Trust Company of Delaware gathered over $400 million of new wealth assets during the year. We are projecting sustained growth with this important initiative, which takes advantage of the special trust statutes available in only Delaware and few other states.

- During the year, we started BMT Asset Management, which replaced our existing brokerage business. Professionals from UBS, Morgan Stanley, and other investment firms have been recruited, and we have attracted well over $100 million of new wealth assets to manage.

- In January of 2009, we opened a large regional banking office in West Chester, staffed not only with an experienced team of retail bankers, but also with a business lending group and a wealth officer. With over $21 million of new deposits, we have far exceeded our original projections. When we conclude the merger with First Keystone Bank, we will have five offices in Chester County, still one of the fastest growing areas in Pennsylvania.

- BMT Mortgage Company had a stellar year as low interest rates created an active re-financing market. Over $250 million of new mortgage loans were closed, most of which were sold to Fannie Mae while we retained the servicing of these loans. At the end of 2009, we were servicing over half a billion dollars of loans for Fannie Mae.

Despite this strong record of accomplishments in 2009, we have many challenges ahead of us. Although we expect business conditions to remain difficult, the Bank is prepared. Bryn Mawr Trust is well-capitalized, profitable, and uniquely well-positioned to serve our wealth and banking clients. We have clearly defined goals and strategies to grow the Bank and to remain highly profitable.

The Board of Directors, the management team, and I thank you for your support of the Bank this past year. In a difficult environment we have performed well. We are hopeful that through our continued growth in profitability, banking assets, and wealth assets that our stock price will show improvement in 2010.

As always, please feel free to call me with any questions or comments. My direct phone line is 610-581-4800. Thank you.

Best wishes,



Ted Peters
Chairman and Chief Executive Officer



Year in review

"The current economic turmoil has given us a wonderful opportunity to increase our market share and to geographically expand our franchise." – TED PETERS

In 2009, the financial services industry was in crisis and faced many significant problems and challenges. It would have been hard for anyone to imagine that there would be opportunities for success amidst all of this turmoil. However, there were opportunities for success, and the Bryn Mawr Trust team was able to recognize and capitalize on many of them. As a result, while many other institutions struggled, we had a very successful year. We are pleased to share with you some of our most significant accomplishments.

Seizing Opportunities

The Wealth Management Division had a fantastic year, with assets growing 33.8% from year-end 2008. While the entire Division contributed to this outstanding performance, a big part of the success was the result of two new initiatives which generated significant growth. The BMT Asset Management unit was formed in the second quarter of 2009, by hiring well-known, experienced investment professionals who developed significant new investment relationships of approximately $100 million in a very short period of time. We made additions to this staff in the fourth quarter and we are very excited about their future growth potential. In its first full year of operation, The Bryn Mawr Trust Company of Delaware grew to more than $400 million in wealth assets. This subsidiary allows us to serve as a corporate fiduciary under Delaware statutes, a significant competitive advantage, and we expect it to be a meaningful contributor to our long-term growth.

Professionals in the Wealth Management Division have long been sought out for their advice, opinions and comments on a variety of wealth and financial management topics. That trend continued in 2009, and our professionals were interviewed extensively by the news media including: *The Wall Street Journal*, FOX Business News, CNBC, Bloomberg News, *The Philadelphia Inquirer*, *The American Banker* and the *Philadelphia Business Journal*.

Our strong brand enabled us to attract many new clients in 2009. To increase our brand awareness and promote our Wealth Management capabilities, we launched a mass media campaign using radio, print and outdoor advertising. We were very satisfied with our promotional efforts and intend to continue these strategies in 2010.


The Bryn Mawr Trust Company
10

Above: Wealth Management Division, 10 S. Bryn Mawr Avenue, Bryn Mawr, PA; Opposite page (left to right): Francis J. Leto, Executive V.P., Wealth Management Division, Karin Kinney, Senior V.P., Philanthropic Services Group; Richard K. Cobb, Jr., Senior V.P., BMT Asset Management, Drew Camerota, Senior V.P., BMT Asset Management, Bill Thorkelson, Senior V.P., Investment Management, Charles F. Ward, Senior V.P., BMT Asset Management.

Once again, Retail Banking had another strong year, growing our deposits by almost 8.0% over the prior year. The branch banking staff concentrated their selling efforts on generating small business accounts, cash management sales and deep consumer banking relationships. Consumer banking promotions required new checking accounts with direct deposit, online banking and eStatements in order to qualify for the promotional offers. Our solid reputation was a great benefit as many clients, concerned with the financial crisis, chose to develop a relationship with a "Strong, Stable and Secure" financial institution.





The new West Chester Regional Banking Center, which opened in January 2009, contributed to our strong deposit growth with over $21 million in deposits at year end. To strengthen our ties with the business community, we announced the formation of a Business Advisory Board for Chester County in June 2009. Advisory Board members will meet with senior managers from the Bank on emerging trends, issues and opportunities to enhance Bryn Mawr Trust's well-established role as a leading business and community partner. The board is comprised of leaders from the area's business and professional community, including; Anthony Giannascoli, Esq., Giannascoli & Associates, PC, Kevin Holleran, Esq., Gawthrop Greenwood, PC, Senya D. Isayeff, Alliance Environmental Systems, Inc., Valerie Jester, Brandywine Capital Associates, Inc., James MacFadden, Century 21 Alliance, Mary Ellen "Mell" Josephs, Executive Director, Student Services, Inc., West Chester University, Eugene Steger, Esq. and CPA, Steger Gowie & Company, Inc. and the Hon. Richard B. Yoder, Immediate Past Mayor of West Chester, Pennsylvania.

The BMT Mortgage Company was a very busy place to be in 2009 as sustained low interest rates created a very beneficial environment for refinancing activity. Revenues for this unit were more than four times 2008 revenues. The Consumer Lending department also saw solid growth, with home equity loans and lines, in our local market area, up more than 15.0% from the prior year.

While many banks stopped making loans, we continued to lend, helping businesses grow and expand. However, overall growth in commercial lending was relatively flat as a result of our desire to limit exposure to certain types of commercial loans. A significant challenge for our lenders was to protect the margin and preserve asset quality, and they did an outstanding job. Our business model, emphasizing risk management and a disciplined approach to growing the Corporation, has served us well, particularly in this difficult financial climate.

Community Giving, Activities and Events

As a Community Bank, we truly understand the need to be a part of and support the communities we serve. In good times and bad, we have a tradition of generously supporting a wide variety of charitable, educational, cultural and civic organizations. The entire team finds it very rewarding that we are able to support these worthwhile activities and organizations.



This page, left to right: Kristin M. Green, V.P., Retail Banking, Alison E. Gers, Executive V.P., Retail Banking, Operations, IT and Marketing, Stephen P. Novak, Senior V.P., Retail Banking; Robert J. Ricciardi, Executive V.P. and Chief Credit Policy Officer.

We were especially pleased this year to have been awarded the Regional Community Service Award by the Pennsylvania Association of Community Bankers (PACB). Each year the PACB recognizes community banks for outstanding community activities and support. Bryn Mawr Trust was recognized for establishing the Linda Kahley Ovarian Cancer Walk, to honor the memory of Linda Kahley, a thirty-seven year employee.

Bryn Mawr Trust is committed to making a positive difference in the communities we serve.

Recognizing an Outstanding Career

After nearly 39 years at Bryn Mawr Trust, our distinguished colleague Robert J. Ricciardi has announced his retirement. After his graduation from Villanova University in 1971, Bob started his career as a management trainee in the mortgage department. It didn't take long for management to recognize Bob's talent and potential as he was promoted to Loan Officer in December 1972. This was the first of many promotions for Bob, who is currently Executive Vice President, Chief Credit Policy Officer and Corporate Secretary.



Bob has managed many different functions during his career, including; commercial lending, real estate lending, community banking, human resources, facilities, risk management, the Bank's title insurance subsidiary, Insurance Counsellors of Bryn Mawr, Inc. and corporate services.

Over the last several years, Bob has also had oversight over branch site acquisitions, construction of new branches and renovation projects for our existing branches and facilities. Bob will continue to provide expertise in this area as a consultant to the Bank.

Despite a very heavy workload, Bob also found time to volunteer for many different organizations. He is currently a board member for East Whiteland Township Park and Recreation Board, and is a Trustee of the Hospice and Homecare Foundation, which is part of the Jefferson Home Care Network. He is also a former board member of the Main Line Chamber of Commerce.

When asked about accomplishments at Bryn Mawr Trust that he is most proud of Bob said, "There are many things I'm proud of, but I think the thing I'm most proud of is the number of talented people I've hired and worked with over the years who have made Bryn Mawr Trust the outstanding organization it is today". Bob, we're proud that you chose to spend your career with us! Bob's future plans include spending more time with his wife Nancy, his children, five grandchildren, and golf at St. Davids Golf Club. Best wishes from all of us.

This page, left to right: Martin F. Gallagher, Jr., Senior V.P., Commercial Lending, Regina Kemery, Senior V.P., Consumer Lending, Joseph G. Keefer, Executive V.P. and Chief Lending Officer; Myron H. Headen, Senior V.P., BMT Mortgage Company, Thomas DiBiase, V.P., BMT Mortgage Company, Robert J. McLaughlin IV, Senior V.P., BMT Mortgage Company.

Investing in Facilities

In December, we completed major renovations to our Paoli Branch. The remodeling project significantly improved the appearance and functionality of the branch and makes it a much more inviting place to do business. We invite you to visit the branch located at 39 West Lancaster Avenue, Paoli, PA, and see for yourself just how great it looks.


Bryn Mawr Trust

Investing in our Future

In November 2009, we announced our agreement to acquire First Keystone Financial, Inc. and its main operating subsidiary First Keystone Bank. We are very excited that they have agreed to join Bryn Mawr Trust. First Keystone has a rich history of providing exceptional client service and we feel that our combined organization will have many opportunities to grow market share. The proposed merger is subject to regulatory approval and other conditions. For additional details please review the enclosed Annual Report to Shareholders.

Despite the unprecedented financial turmoil our team came together to uncover opportunities for us to succeed and grow. Management, staff, and the Board of Directors are very pleased with our 2009 accomplishments and thank you for your continued support.

Bryn Mawr Trust
Strong. Stable. Secure.

Corporate information

CORPORATE HEADQUARTERS

801 Lancaster Avenue, Bryn Mawr, PA 19010
610-525-1700 www.bmtc.com

DIRECTORS

Thomas L. Bennett, Private Investor, Director and Trustee of the Delaware Investments Family of Funds

Andrea F. Gilbert, President, Bryn Mawr Hospital

Wendell F. Holland, Partner, Saul Ewing LLP

Scott M. Jenkins, President, S.M. Jenkins & Co.

David E. Lees, Senior Partner, myCIO Wealth Partners, LLC

Francis J. Leto, Executive Vice President, Wealth Management

Britton H. Murdoch, CEO, City Line Motors; Managing Director, Strattech Partners

Frederick C. "Ted" Peters II, Chairman, President & Chief Executive Officer, Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company

B. Loyall Taylor, Jr., President, Taylor Gifts, Inc.

MARKET MAKERS

Boenning & Scattergood, Inc.
Citigroup Global Markets Holdings Inc.
Deutsche Bank Securities Inc.
FTN Equity Capital Markets Corp.
Janney Montgomery Scott LLC
Keefe, Bruyette & Woods, Inc.
Morgan Stanley & Co., Inc.
Sandler O'Neill & Partners, L.P.
Sterne, Agee & Leach, Inc.
Stifel, Nicolaus & Co.
UBS Securities LLC
For a complete list visit our website at www.bmtc.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP, 1601 Market Street, Philadelphia, PA 19103

LEGAL COUNSEL

McElroy, Deutsch, Mulvaney & Carpenter, LLP
One Penn Center at Suburban Station
1617 John F. Kennedy Boulevard, Suite 1500, Philadelphia, PA 19103

Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600, Philadelphia, PA 19103-7098

BRYN MAWR BANK CORPORATION

Frederick C. "Ted" Peters II, Chairman, President & Chief Executive Officer

Geoffrey L. Halberstadt, Corporate Secretary (effective 3/31/10)

J. Duncan Smith, CPA, Treasurer and Assistant Secretary

Francis J. Leto, Vice President (effective 3/31/10)

PRINCIPAL SUBSIDIARY

The Bryn Mawr Trust Company
A Subsidiary of Bryn Mawr Bank Corporation

EXECUTIVE MANAGEMENT

Frederick C. "Ted" Peters II, Chairman, President & Chief Executive Officer

Alison E. Gers, Executive Vice President, Retail Banking, Central Sales, Marketing, Information Systems & Operations

Joseph G. Keefer, Executive Vice President and Chief Lending Officer

Francis J. Leto, Executive Vice President, Wealth Management

Robert J. Ricciardi, Executive Vice President, Chief Credit Policy Officer and Corporate Secretary

J. Duncan Smith, CPA, Executive Vice President and Chief Financial Officer

Matthew G. Waschull, CTFA®, AEP®, President and Treasurer, The Bryn Mawr Trust Company of Delaware

BRANCH OFFICES

50 West Lancaster Avenue, Ardmore, PA 19003

801 Lancaster Avenue, Bryn Mawr, PA 19010

237 North Pottstown Pike, Exton, PA 19341

18 West Eagle Road, Havertown, PA 19083

3601 West Chester Pike, Newtown Square, PA 19073

39 West Lancaster Avenue, Paoli, PA 19301

330 East Lancaster Avenue, Wayne, PA 19087

849 Paoli Pike, West Chester, PA 19380

One Tower Bridge, West Conshohocken, PA 19428

WEALTH MANAGEMENT DIVISION

10 South Bryn Mawr Avenue, Bryn Mawr, PA 19010

LIFE CARE COMMUNITY OFFICES

Beaumont at Bryn Mawr Retirement Community, Bryn Mawr, PA

Bellingham Retirement Living, West Chester, PA

Martins Run Life Care Community, Media, PA

Rosemont Presbyterian Village, Rosemont, PA

The Quadrangle, Haverford, PA

Waverly Heights, Gladwyne, PA

White Horse Village, Newtown Square, PA

OTHER SUBSIDIARIES AND FINANCIAL SERVICES

BMT Leasing, Inc.
A Subsidiary of The Bryn Mawr Trust Company, Bryn Mawr, PA
Joseph G. Keefer, Chairman; James A. Zelinskie, Jr., President

BMT Mortgage Company
A Division of The Bryn Mawr Trust Company, Bryn Mawr, PA
Myron H. Headen, President

BMT Mortgage Services, Inc.
A Subsidiary of The Bryn Mawr Trust Company, Bryn Mawr, PA
Joseph G. Keefer, Chairman; Myron H. Headen, President

BMT Settlement Services, Inc.
A Subsidiary of The Bryn Mawr Trust Company, Bryn Mawr, PA
Joseph G. Keefer, Chairman; Myron H. Headen, President

The Bryn Mawr Trust Company of Delaware
A Subsidiary of Bryn Mawr Bank Corporation, Wilmington, DE
Matthew G. Waschull, CTFA®, AEP®, President and Treasurer

Insurance Counsellors of Bryn Mawr, Inc.
A Subsidiary of The Bryn Mawr Trust Company, Bryn Mawr, PA
Thomas F. Drennan, President

Lau Associates LLC
A Subsidiary of Bryn Mawr Bank Corporation, Wilmington, DE
Judith W. Lau, CFP®, President

REGISTRAR & TRANSFER AGENT

BNY Mellon Shareowner Services
PO Box 358015, Pittsburgh, PA 15252-8015
www.bnymellon.com/shareowner/isd

BRYN MAWR BANK CORPORATION
801 Lancaster Avenue
Bryn Mawr, PA 19010-3396

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, APRIL 28, 2010

TO OUR SHAREHOLDERS:

Notice is hereby given that the Annual Meeting of Shareholders of Bryn Mawr Bank Corporation (the "Corporation") will be held at St. Davids Golf Club, 845 Radnor Street Road, Wayne, PA on Wednesday, April 28, 2010, at 11:00 A.M., for the following purposes:

1. To elect two Class IV directors to serve a four-year term;

2. To ratify the appointment of KPMG LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2010;

3. To approve the adoption of the Bryn Mawr Bank Corporation 2010 Long-Term Incentive Plan;

4. To consider and vote upon a shareholder proposal if it is presented at the Annual Meeting; and

Such other business as may properly come before the meeting or any adjournment thereof.

In their discretion, the proxies are authorized to act upon such other matters as may properly come before the meeting. See the accompanying Proxy Statement for details about these proposals. Only shareholders of record at the close of business on March 11, 2010, are entitled to notice of, and to vote at, the Annual Meeting and any adjournment or postponement of the meeting. Shareholders may vote in person or by proxy.

Our proxy statement and a form of proxy are included with this Notice.

By Order of the Board of Directors of Bryn Mawr Bank Corporation



Robert J. Ricciardi
Secretary

Bryn Mawr, PA
March 24, 2010

IMPORTANT NOTICE

To assure your representation at the Annual Meeting, please complete, date, sign, and promptly mail the enclosed proxy card in the return envelope, or submit your proxy by telephone or over the Internet by following the instructions found on the proxy card, so that your shares may be voted in accordance with your wishes and so that enough shares are represented to allow us to conduct the business of the Annual Meeting. If you mail your proxy card, no postage is necessary if mailed in the United States. Submitting your proxy by mail, telephone or over the Internet does not affect your right to vote in person if you attend the Annual Meeting, or to revoke your proxy at any time prior to its use for any purpose. Any shareholder who is present at the meeting may withdraw its proxy prior to its use for any purpose and vote in person.

PROXY STATEMENT
TABLE OF CONTENTS

INFORMATION REGARDING THE ANNUAL MEETING	1
PROPOSAL 1 – ELECTION OF DIRECTORS	3
INFORMATION ABOUT OUR DIRECTORS	4
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	7
CORPORATE GOVERNANCE	9
OUR BOARD OF DIRECTORS	13
DIRECTOR COMPENSATION	17
COMPENSATION DISCUSSION AND ANALYSIS	19
COMPENSATION COMMITTEE REPORT	32
EXECUTIVE COMPENSATION	33
EQUITY BASED COMPENSATION	35
RETIREMENT BENEFITS	38
NONQUALIFIED DEFERRED COMPENSATION	40
POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL	41
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	46
TRANSACTIONS WITH RELATED PERSONS	46
AUDIT COMMITTEE REPORT	48
PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	49
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	49
AUDIT AND NON-AUDIT FEES	49
PROPOSAL 3 – TO APPROVE THE ADOPTION OF THE BRYN MAWR BANK CORPORATION 2010 LONG-TERM INCENTIVE PLAN	51
PROPOSAL 4 – SHAREHOLDER PROPOSAL	59
RESOLUTION	59
STATEMENT	59
SHAREHOLDER PROPOSALS FOR 2011	61
OTHER BUSINESS	61
ADDITIONAL INFORMATION	62
APPENDIX A – 2010 LONG-TERM INCENTIVE PLAN	A-1

PROXY STATEMENT

BRYN MAWR BANK CORPORATION
801 Lancaster Avenue
Bryn Mawr, PA 19010

INFORMATION REGARDING THE ANNUAL MEETING

Matters to be Considered at the Annual Meeting of Shareholders

This Proxy Statement is being furnished to shareholders of Bryn Mawr Bank Corporation ("we," "us," "our" or the "Corporation") in connection with the solicitation of proxies by the Board of Directors of the Corporation for use at the Corporation's Annual Meeting of Shareholders to be held on Wednesday, April 28, 2010, at 11:00 A.M. at St. Davids Golf Club, 845 Radnor Street Road, Wayne, PA, or any adjournment or postponement of the meeting (the "Annual Meeting"). At the Annual Meeting, the shareholders will consider and vote upon the election of two Class IV directors to serve a four-year term, the ratification of the appointment of KPMG LLP as the independent registered public accounting firm for the fiscal year ended December 31, 2010, the approval of the adoption of the Bryn Mawr Bank Corporation 2010 Long-Term Incentive Plan, and a shareholder proposal if it is presented at the Annual Meeting.

The proxies are authorized to transact such other business as may properly come before the Annual Meeting. This proxy statement and the proxy are being mailed to shareholders on or about March 24, 2010.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on April 28, 2010

This proxy statement and the Corporation's annual report to security holders are available at www.bmtc.com by clicking on "About Us," followed by "Investor Relations," and then the "SEC Filings" tab.

Record Date, Voting and Voting Procedures

Our Board has fixed the close of business on March 11, 2010, as the date for determining holders of record of our common stock, entitled to notice of, and to vote at, the Annual Meeting. Each shareholder is entitled to one vote per share on the matters to be considered at the Annual Meeting.

A quorum is the minimum number of shares required to be present at the Annual Meeting for the meeting to be properly held under our bylaws. The holders of a majority of the outstanding shares of our common stock, present either in person or by proxy, will constitute a quorum for the transaction of business at the Annual Meeting. As of March 11, 2010, there were 8,900,051 shares of our common stock outstanding. The shares for which shareholders abstain on one or more matters will be counted as present at the meeting for purposes of determining a quorum if the shareholder is physically present or if the shareholder has executed a valid proxy for the shares. Broker non-votes will be counted as present at the meeting for purposes of determining a quorum so long as the shares are voted by the broker on at least one matter.

Shares represented by properly executed proxies will be voted in accordance with the directions indicated in the proxies, unless those proxies have previously been revoked. If a properly executed proxy does not give any voting directions, then that proxy will be voted in favor of the adoption of the proposals recommended by the Board, and in the discretion of the proxy agents on any other matters which may properly come before the Annual Meeting.

For purposes of the Annual Meeting, if a quorum is present, the Corporation's articles provide that each director shall be elected by a majority of the votes cast in person or by proxy for that position. Cumulative voting is not permitted. "Withheld" votes and broker non-votes will not count in determining the number of votes required to elect a director, and they will not count in favor of or against a director's election. **Please note that this year the rules regarding how brokers may vote your shares have changed. Brokers may no longer vote your shares on the election of directors in the absence of your specific instructions as to how to vote so we encourage you to provide instructions to your broker regarding the voting of your shares.**

For the other items of business to be presented at the Annual Meeting, if a quorum is present, the Corporation's bylaws require the affirmative vote of a majority of the shares having voting powers and present in person or represented by proxy to approve the proposals. Abstentions and broker non-votes are not deemed to constitute "votes cast" and, therefore, do not count either for or against approval of a given proposal.

A shareholder may revoke a proxy at any time prior to its use for any purpose by giving written notice of revocation to our corporate secretary Robert J. Ricciardi at our principal executive offices at 801 Lancaster Avenue, Bryn Mawr, PA 19010-3396. A shareholder may also appear in person at the Annual Meeting and ask to withdraw the proxy prior to its use for any purpose and can vote in person. A later dated proxy revokes an earlier dated proxy.

We do not know at this time of any business, other than that stated in this proxy statement, which will be presented for consideration at the Annual Meeting. If any unanticipated business is properly brought before the Annual Meeting, then the proxy agents will vote in accordance with their best judgment.

Other Matters

We will bear the entire cost of soliciting proxies for the Annual Meeting. In addition to the use of the mails, proxies may be solicited by personal interview, telephone, telefax and e-mail, by our directors, officers and employees and those of our wholly-owned subsidiary The Bryn Mawr Trust Company (the "Bank"), and our proxy solicitor. We have retained Mellon Investor Services, LLC to act as our proxy solicitor in conjunction with the Annual Meeting. We have agreed to pay that firm $7,500 plus reasonable out of pocket expenses, for proxy solicitation services. Arrangements have been made with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy materials to beneficial owners of our common stock held of record by such persons, and we will reimburse them for their expenses in doing so.

PROPOSAL 1 - ELECTION OF DIRECTORS

One of the purposes of the Annual Meeting is the election of two directors to our Board. The following directors have been nominated by our Board for election as directors to serve as follows:

Class IV—Term to Expire in 2014:

(1) Francis J. Leto
(2) Britton H. Murdoch

The persons named as proxies in the accompanying form of proxy have advised us that, unless otherwise instructed, they intend at the Annual Meeting to vote the shares covered by proxies for the election of the nominees named in this Proxy Statement. The proxies cannot be voted for a greater number of persons than the number of nominees named above. If one or more of the nominees should, at the time of the Annual Meeting, be unavailable or unable to serve as a director, the shares represented by the proxies will be voted to elect any remaining nominee. The Board knows of no reason why the nominees will be unavailable or unable to serve as directors. We expect all nominees to be willing and able to serve as directors.

For each director position to be elected, a majority of the votes cast in person or by proxy for that position is required to elect a nominee. Proxies solicited by the Board will be voted for the nominees listed above, unless the shareholders specify a contrary choice in their proxies.

THE BOARD RECOMMENDS A VOTE FOR THE NOMINEES LISTED ABOVE.

INFORMATION ABOUT OUR DIRECTORS

Our Directors

The following table sets forth certain information for each of our directors. Except as indicated below, each of the persons named below has been employed in their present principal occupation for the past five years.

Name, Principal Occupation and Business Experience For Past Five Years	Age	Director Since
NOMINEES FOR DIRECTOR – Class IV		
If elected, the terms of the following directors will expire in 2014:		
1. Francis J. Leto	50	2002
Executive Vice President and head of the Bank's Wealth Management Division, since January 20, 2009; member of the Board of Managers of Lau Associates LLC, a subsidiary of the Corporation, since September 2009 and member of the Board of Managers of its former parent holding company, JNJ Holdings LLC, from September 2009 until it was merged out of existence on December 31, 2009; General Counsel, Lifestyle Development, LP, October 2007 to January 2009; Of Counsel, Brett Senior & Associates April 2006 to January 2009; partner in the law firm of Celli and Leto, LLP from January 1995 to March 2006; President, Brandywine Abstract Company, L.P. from May 1988 to January 2009.		
Mr. Leto's background as a lawyer and his many years of experience in real estate matters, title insurance, and business development provide a unique perspective to the Board, both as a director and a member of the Bank's executive management team. Mr. Leto's experience has also allowed him to develop many relationships in the greater Philadelphia area which foster good relations between the Bank and the community in general.		
2. Britton H. Murdoch	52	2006
Lead director of the Boards of Directors of the Corporation and the Bank. Chief Executive Officer, BMW of the Main Line since July 2006; Managing Director of Strattech Partners, LLC, a business consulting and venture capital firm since January 2000; member of the Board of Trustees since 2008 and head of Audit Committee for Thomas Jefferson University; principal of Bala Properties North & South, LLC, a real estate holding company, since July 2008; Director of Susquehanna Patriot Bank from 1997 to 2006.		
Mr. Murdoch's years of experience as chief financial officer of Airgas, Inc., a New York Stock Exchange publicly traded company, from 1990 to 1996 provide the Board with the perspective of someone with direct responsibility for financial and accounting issues. Mr. Murdoch is currently a Trustee of Thomas Jefferson University since 2008 and is chairman of their Audit Committee. He also manages his own companies, is the founder and managing director of a business consulting and venture capital firm, and is the Chief Executive Officer and principal of an automotive dealership group. Mr. Murdoch has extensive experience in the field of mergers and acquisitions, and his finance experience and leadership skills make him a valuable resource to our Board.		

Name, Principal Occupation and Business Experience For Past Five Years	Age	Director Since

CONTINUING DIRECTORS – Class I

The terms of the following directors expire in 2011:

1. Thomas L. Bennett	62	2007

Private investor since March 1, 2004; Investment Management, Morgan Stanley Investment Management from January 1, 2000 until February 28, 2004; Director and Trustee of the Delaware Investment Family of Funds since May, 2005.

Mr. Bennett has extensive experience in the investment management field and is currently a Director and Trustee of the Delaware Investment Family of Funds. Mr. Bennett brings to the Board his many years of investment experience and is a valuable resource to the Bank's Investment Portfolio Committee and the Risk Management Committee of the Board in providing guidance and counsel concerning the Bank's investment portfolio.

2. Scott M. Jenkins	56	2006

President, S. M. Jenkins & Co., a financial and management consulting firm; Director and Chairman of the Board of The Philadelphia Contributionship since 2002; Director of The Reinvestment Fund since 2000; and Director of Encorium Group, Inc. from 2001 to 2008.

Mr. Jenkins has over 19 years of experience as President of his own financial management and consulting firm which provides services to publicly and privately held corporations, family groups and high net worth individuals. Mr. Jenkins' extensive accounting and finance experience coupled with his investment advisory experience are valuable resources for our Board and Wealth Management Division.

CONTINUING DIRECTORS – Class II

The terms of the following directors expire in 2012:

1. B. Loyall Taylor, Jr.	63	1986

President, Taylor Gifts, Inc., mail order catalog sales.

Mr. Taylor has financial expertise in foreign and domestic market trading coupled with expertise in marketing to consumers from his 30 plus years as Chief Executive Officer of a mail order catalog company. Mr. Taylor is our longest serving board member, providing over 24 years of board experience as well as extensive knowledge of our business.

2. Andrea F. Gilbert	56	2004

President, Bryn Mawr Hospital.

As President of Bryn Mawr Hospital, Ms. Gilbert has responsibility for the day to day operations, strategic planning, fundraising, recruitment of leadership personnel and physicians, and hospital clinical outcomes of a $300 million (based on revenues and expenses) organization which employs 2,000 people. With 25 years of experience in health care management, Ms. Gilbert brings to the Board an extensive background and experience level in governance, risk management, compensation and benefits, marketing, organizational management and financial planning.

Name, Principal Occupation and Business Experience For Past Five Years	Age	Director Since
CONTINUING DIRECTORS – Class III		
The term of the following directors expire in 2013:		
1. Wendell F. Holland	58	1997
Partner, Saul Ewing LLP; Chairman, Pennsylvania Public Utility Commission until 2008 and previously Commissioner from September, 2003.		
Mr. Holland has 30 years of experience as a business and energy lawyer and is currently a partner at Saul Ewing, LLP. He has previously served as both the Chairman (during two separate terms for a total of four years) and the Commissioner (for four years) of the Pennsylvania Public Utility Commission. Mr. Holland has been on our Board since 1997 and provides a unique perspective on legal and regulatory matters, as well as issues in the public arena at the local, state and regional levels.		
2. Frederick C. Peters II	60	2001
Chairman of the Corporation and the Bank since August, 2002, President and Chief Executive Officer of the Corporation and the Bank since January, 2001; Trustee of Main Line Health, Director of Federal Reserve Bank of Philadelphia; Director of Bryn Mawr Film Institute; Director of Pennsylvania Association of Community Bankers; member of the Board of Managers from July 2008 to September 2009 for the Corporation's subsidiaries, Lau Associates LLC and JNJ Holdings LLC.		
Mr. Peters has over 34 years of experience in the Banking Industry. Mr. Peters' day to day leadership as Chief Executive Officer of Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company provide him with intimate knowledge of our operations.		
3. David E. Lees	48	2005
Senior Partner, myCIO Wealth Partners, LLC since July, 2005; Partner and National Director of Ernst & Young's Wealth Advisory Service Practice from December, 1996 to June 30, 2005; Partner, Renaissance Equity Fund since August, 2005; Adjunct Professor of Finance & Portfolio Management in Villanova University's Commerce & Finance Department from January, 2000 to May, 2005.		
Mr. Lees has significant experience in the financial services and wealth management arena as a Senior Partner of myCIO Wealth Partners, and a former partner and National Director of Ernst & Young's Wealth Advisory Service Practices. Mr. Lees' experience as a nationally recognized wealth and investment advisor provides valuable insight for the wealth management and financial sectors for our Board and our Wealth Management Committee.		

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists the beneficial ownership of shares of our common stock as of March 11, 2010, for each of our directors, director nominees, certain executive officers and the persons known to us who may be beneficial owners of more than 5% of our common stock. The table also shows the total number of shares owned by the directors, director nominees and executive officers as a group.

Name	Common Stock[1]	Exercisable Stock Options	Percent of Outstanding Stock[2]
Current Directors and Nominees[9]			
Thomas L. Bennett	7,327	2,100	*
Andrea F. Gilbert	7,206	11,350	*
Wendell F. Holland	5,504	9,100	*
Scott M. Jenkins	3,500	4,725	*
David E. Lees	11,005	8,225	**
Britton H. Murdoch	7,077	3,850	*
B. Loyall Taylor, Jr.	6,260[5]	21,100	*
Named Executive Officers[9]			
Frederick C. Peters II	39,033[4]	162,800	2.11%
J. Duncan Smith	6,138[6]	32,400	*
Alison E. Gers	3,334[7]	67,400	*
Joseph G. Keefer	6,019[8]	62,400	*
Francis J. Leto[3]	8,735	17,453	*
All Current Directors and Executive Officers as a Group (14 persons)	**138,112**	**479,703**	**6.46%**
5% Owners			
George W. Connell 121 Cheswold Lane Haverford, PA 19041	1,698,675	0	17.76%

* Less than one percent.

(1) Certain of our directors have elected to defer their fees and stock awards through our Deferred Payment Plans for Directors. Among other options, under these plans, a director may elect to earn a yield on the deferred compensation based on changes in the price of our common stock (including dividends). Making this election creates phantom stock. Additionally, Mr. Peters holds his shares of phantom stock under our Deferred Bonus Plan for Executives. Deferred fees which would otherwise be paid in the form of shares of our common stock are automatically converted to phantom stock units under the plans for at least one year. A share of phantom stock is economically equivalent to one share of common stock, but the directors do not have the right to receive an actual share of stock or to vote the phantom stock unit. The below chart shows the number of shares of phantom stock outstanding for our directors as of March 11, 2010. Taking the number of shares of phantom stock held by directors and executive officers into account together with the total security ownership of such persons as represented in the beneficial ownership table above, the Corporation's current directors and executive officers hold the economic equivalent of 7.22% of the Corporation's stock.

Name	Phantom Stock Held
Fredrick C. Peters II	191
Scott M. Jenkins	7,805
David E. Lees	5,764
B. Loyall Taylor, Jr.	59,071

For additional information, see footnote 6 to the Director Compensation chart at page 17, the section entitled "DIRECTOR COMPENSATION—Directors' Deferred Payment Plans" at page 19, and "NONQUALIFIED DEFERRED COMPENSATION—Deferred Bonus Plan for Executives" at page 41.

(2) Stock ownership information includes shares that the individual has the right to acquire within sixty days of March 11, 2010. Each executive officer holds sole investment power over shares held for such executive officer in our 401(k) Plan. Unless otherwise indicated, each person has sole voting and investment power over the shares listed. There are no pledged shares.

(3) As of January 20, 2009, Mr. Leto became an Executive Vice President of the Bank and head of the Bank's Wealth Management Division.
(4) Includes 3,133 shares held for Mr. Peters in the 401(k) Plan, determined as of March 11, 2010.
(5) Includes 4,173 shares held in trust for his children over which Mr. Taylor has sole voting and investment power, and 2,087 shares held in a trust over which Mr. Taylor as co-trustee has joint voting and investment power.
(6) Includes 1,033 shares held for Mr. Smith in the 401(k) Plan, determined as of March 11, 2010.
(7) All shares are held for Ms. Gers in the 401(k) Plan, determined as of March 11, 2010.
(8) All shares are held for Mr. Keefer in the 401(k) Plan, determined as of March 11, 2010.
(9) The address for our directors and named executive officers is c/o Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, PA 19010-3396.

CORPORATE GOVERNANCE

Introduction

Some or all of our directors also serve as directors of our subsidiaries, including the Bank, and serve on the same committees of each organization. Five of our directors also serve on the Bank's Wealth Management Committee.

Code of Business Conduct and Ethics

We have a Code of Business Conduct and Ethics ("Code of Ethics"). The Code of Ethics is available on our website at www.bmtc.com on the Investor Relations – Governance Documents page under the Code of Conduct and Ethics heading. Printed copies are available to any shareholder upon request. The Code of Ethics meets the requirements for a code of ethics for our principal executive officer, principal financial officer or persons performing similar functions under Item 406 of Regulation S-K of the Securities and Exchange Commission ("SEC").

Under our Code of Ethics, the Board is responsible for resolving any conflict of interest involving the directors, executive officers and senior financial officers. The president and the corporate secretary are responsible for resolving any conflict of interest involving any other officer or employee.

Director Independence

The Board has determined that all of its members during 2009 were independent and met the independence requirements of Nasdaq Global Market, except for Frederick C. Peters II and Frances J. Leto. In determining the independence of its directors other than Mr. Peters and Mr. Leto during 2009, the Board of Directors considered routine banking transactions between the Bank or its affiliates and each of the directors, their family members and businesses with whom they are associated, such as loans, deposit accounts, wealth management and fiduciary accounts, routine purchases of insurance or securities brokerage products, any overdrafts that may have occurred on deposit accounts, any contributions the Corporation made to non-profit organizations with whom any of the directors are associated, and any transactions described below in the section of this Proxy under the heading, transactions with Related Persons. In each case, the Board of Directors determined that none of the transactions, relationships or arrangements impaired the independence of the director.

Board Leadership Structure

The Board believes that the Corporation's Chief Executive Officer is best situated to serve as Chairman because he is the director most familiar with the Corporation's business and the financial services industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. Independent directors and management have different perspectives and roles in strategy development. The Corporation's independent directors bring experience, oversight and expertise from outside the Corporation and industry, while the Chief Executive Officer brings Corporation-specific experience and expertise. The Board believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and its execution, and facilitates information flow between management and the Board, which are essential to effective governance.

One of the key responsibilities of the Board is to develop strategic direction and hold management accountable for the execution of strategy once it is developed. The Board believes the combined role of Chairman and Chief Executive Officer, together with an independent Lead Director having the duties described below, is in the best interest of stockholders because it provides the appropriate balance between management and strategy development on the one hand and independent oversight on the other.

Britton H. Murdoch, an independent director who serves as Chairman of the Executive Committee, was selected by the Board to serve as the Lead Director. As Lead Director, Mr. Murdoch presides over all Board meetings when the chairman is not present, and presides over meetings of the non-management directors held in executive session. The Lead Director has the responsibility of meeting and consulting with the Chairman and Chief Executive Officer on Board and committee meeting agendas, acting as a liaison between management and the non-management directors, including maintaining frequent contact with the Chairman and Chief Executive and advising him on the efficiency of the Board meetings, facilitating teamwork and communication between the non-management directors and management.

Communications with Directors

Our Board of Directors provides a process for security holders to send communications to the Board. Shareholders may communicate directly with any member or committee of our Board by mailing the written communications, first class mail, postage prepaid, to Bryn Mawr Bank Corporation, Board of Directors, P.O. Box 351, Bryn Mawr, PA, 19010-3396. A member of the audit department routinely checks and distributes mail sent to this post office box directly to the intended recipient(s).

Policy for Attendance at Annual Meeting

We have adopted a policy requiring all of our directors to attend our annual meeting. All of our directors attended the annual meeting held on April 22, 2009.

Executive Sessions of Independent Directors

The independent members of our Board will continue their practice of holding scheduled executive sessions on a regular basis but, in any event, not less than twice a year. During 2009, eight (8) executive sessions were held.

Risk Oversight

The Board believes that establishing the right "tone at the top" and that full and open communication between management and the Board of Directors is essential for effective risk management and oversight. Our Chairman and Chief Executive Officer meets regularly with other senior officers to discuss strategy and risks facing the Corporation. Senior management attends the quarterly Board meetings and is available to address any questions or concerns raised by the Board on risk management-related and any other matters. Each quarter, the Board of Directors receives presentations from senior management on strategic matters. The Board members meet with senior management to discuss strategies, key challenges, and risks and opportunities for the Corporation.

The Board has an active role, as a whole and also at the committee level, in overseeing management of the Corporation's risks. The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to areas of financial reporting, internal controls and compliance with accounting regulatory requirements, and, in accordance with NASDAQ Global Market requirements, discusses policies with respect to risk assessment and risk management. Reports addressing these responsibilities are regularly provided by management to the Audit Committee. The Compensation Committee assists the Board in fulfilling its oversight responsibilities with respect to our compensation policies and programs. The Nominating and Corporate Governance Committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks associated with Board organization and membership, succession planning for our directors, and corporate governance. The Risk Management committee assists the Board in fulfilling its oversight responsibilities with respect to the management of risks related to the Bank's loan portfolio and its credit quality, asset and liability management, the Bank's investment portfolio and various consumer regulatory matters.

Additionally, the Board of Director's leadership structure with a combined Chairman and Chief Executive Officer and a Lead Director provide substantial opportunities for the independent directors to interact with the management of the Corporation and Bank at various Board and committee meetings. The Board believes this interaction offers independent directors added insight to the risks of the Bank and the Corporation, and aids the Board in its risk management function.

Nominations for Directors

The Nominating and Corporate Governance Committee considers candidates for nominees for director from various sources including other directors, our clients and other relevant constituencies, and may also engage, if it deems appropriate, a professional search firm. For incumbent directors whose terms of office are set to expire, it reviews the directors' overall service to the Corporation during their terms, including the number of meetings attended, level of participation, quality of performance and their respective contributions towards advancing our interests and enhancing shareholder value. For a new director candidate, the committee reviews the candidate's biographical information and qualifications and may check the candidate's references, if applicable. The committee may obtain any additional information which it deems necessary. A qualified nominee will be interviewed by all members of the committee, if practicable. Serious candidates may meet with all members of the Board. Using the input from the interviews and information obtained, the committee evaluates whether a prospective candidate is qualified to serve as a director and whether it should recommend to the Board that the Board nominate (or select to fill a vacancy) the prospective candidate.

The Nominating and Corporate Governance Committee will use a similar process to evaluate nominees recommended by shareholders, provided that the shareholder complies with the procedures set forth below. The committee will consider written proposals from shareholders for nominees for director. Any nomination should be addressed to the Chairman, Nominating and Corporate Governance Committee, Board of Directors, Bryn Mawr Bank Corporation, P.O. Box 351, Bryn Mawr, PA 19010 and must include the following information: (a) the name and address, as they appear on our books, of the shareholder nominating a candidate; (b) the number of our shares which are beneficially owned by the shareholder (and if the shares are held in street name, the name of the brokerage firm holding the shares); (c) the name, age, business address and residence address of each proposed nominee; (d) the principal occupation or employment of the proposed nominee; (e) the number of shares of our stock beneficially owned by the proposed nominee, if any; (f) a description of all arrangements or understandings between the shareholder and each proposed nominee and any other persons pursuant to which the shareholder is making the nomination, and (g) any other information required to be disclosed in solicitation of proxies for election of directors or other information required pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended ("Exchange Act"), relating to any person that the shareholder proposes to nominate for election or re-election as a director, including the proposed nominee's written consent to being named in the proxy statement as a nominee and to serving as a director, if elected.

All shareholder nominations must be received not less than 120 days before the date our proxy statement was released to shareholders in connection with the previous year's annual meeting.

In evaluating candidates for nominees for director, the committee considers:

- our need for particular talents and experience;
- that at least a majority of the directors be independent under the Nasdaq Global Market rules; and
- the requirement that our Audit Committee meet the financial literacy requirements under the Nasdaq Global Market rules and that at least one of them qualifies as an Audit Committee financial expert under the rules of the SEC.

In addition, members of the Board should also:

- be of the highest ethical character;
- share our values;
- have reputations, both personal and professional, consistent with our image and our reputation;
- be active or former leaders of organizations;
- possess knowledge in the fields of financial services and wealth management;
- have an understanding of the Bank's marketplace;
- have relevant expertise and experience which will be useful in offering advice and guidance to the Chief Executive Officer;
- be independent of any particular constituency; and
- be able to represent all of our shareholders.

Nominees for director must also be willing to commit the necessary time to devote to Board activities and to enhance their knowledge of the financial services industry and be willing to assume broad fiduciary responsibility. Nominees for director should also have a commitment to enhancing shareholder value, including assisting in business development activities where appropriate. A nominee for director must also be or become a shareholder upon joining the Board. Application of the above criteria may vary according to the particular areas of expertise desired to complement the existing composition of the Board.

In considering nominees for director, the committee also considers the Board's desire to be a diverse body with diversity reflecting gender, ethnic background and professional experience. The Nominating and Corporate Governance Committee does not currently have a formal policy with respect to diversity, however, the Board and the Nominating and Corporate Governance Committee believe that it is essential that the Board members represent diverse viewpoints. In considering candidates for the Board, the Nominating and Corporate Governance Committee identifies specific qualifications which are desired to complement and strengthen the composition of the Board based on the facts and circumstances then outstanding, and then considers the entirety of each candidate's credentials in the context of these standards.

OUR BOARD OF DIRECTORS

Our By-Laws provide that our business will be managed by a Board of Directors of not less than eight and not more than thirteen directors, as fixed from time to time by the Board of Directors. Our Board, as provided in the By-Laws, is divided into four classes of directors, with each class being as nearly equal in number as possible. The Board has fixed the number of directors at nine. Currently, there are nine (9) directors with two (2) members in Class I, two (2) members in Class II, three (3) members in Class III, and two (2) members in Class IV. If all of the nominees for director are elected at the Annual Meeting, there will be nine directors. The Corporation and the Bank have the same Board members.

Under our By-Laws, persons selected by the Board to fill a vacancy on the Board serve as directors for a term expiring with the next annual meeting of shareholders. If a director is selected by the Board on or after the record date for an annual meeting, then the new director serves as a director until the subsequent annual meeting of shareholders. The directors in each class serve terms of four years each, unless selected to fill a vacancy, and until their successors are elected and take office.

In 2009, our Board of Directors met seven (7) times. Each director attended 100% of the aggregate of the total number of Board meetings held during 2009 when he or she was a director and at least 75% of the total number of meetings that were held by each committee when he or she served on those committees.

Information About Committees of our Board of Directors

Our Board has five standing committees. They are the Executive, Nominating and Corporate Governance, Risk Management, Audit and Compensation Committees. The Corporation and the Bank have the same committees with the same members for each committee, except that the Bank also has a Wealth Management Committee.

The following shows the Board committee members for the Corporation and the Bank as of the printing of this Proxy Statement, including committee changes made during 2009 with respect to certain Board members:

Thomas L. Bennett

Current member of the following committees:
Risk Management Committee
Audit Committee
Wealth Management Committee

Andrea F. Gilbert

Current Member of the following committees:
Nominating and Corporate Governance Committee
Risk Management Committee
Compensation Committee (*committee chairperson*)

Wendell F. Holland

Current Member of the following committees:
Nominating and Corporate Governance Committee
Compensation Committee
Risk Management Committee (*committee chairperson*)

Scott M. Jenkins

Current member of the following committees:
Audit Committee (*committee chairperson, financial expert*)
Risk Management Committee
Nominating and Corporate Governance Committee

David E. Lees

Current member of the following committees:
Executive Committee
Compensation Committee
Wealth Management Committee (*committee chairperson*)

Francis J. Leto

Current member of the following committee:
Executive Committee (*committee chairperson until January 20, 2009*)
Wealth Management Committee

Former member, through January 20, 2009, of the following Committees:
Compensation Committee
Audit Committee
Nominating and Corporate Governance Committee (*former committee chairperson*)

Former member of the Risk Management Committee from January 20, 2009 through April 22, 2009

Britton H. Murdoch

Current member of the following committees:
Executive Committee (*committee chairperson*)*
Audit Committee (*financial expert*)
Wealth Management Committee

Former member, through January 20, 2009, of the following Committee:
Risk Management Committee

Frederick C. Peters II (Chairman of the Board)

Current member of the following committees:
Executive Committee
Risk Management Committee
Wealth Management Committee

B. Loyall Taylor Jr.

Current member of the following committees:
Executive Committee
Compensation Committee
Audit Committee
Nominating and Corporate Governance Committee (*committee chairperson*)*

* Denotes member who joined committee as of January 20, 2009.

The Executive Committee meets to discuss and act upon matters which require action prior to the next meeting of our Board. The Executive Committee exercises the authority and powers of the Board at intervals between meetings of the full Board as permitted by law. During 2009, the committee held eight (8) meetings. The Bank's Executive Committee also meets to ratify certain of the Bank's loans to customers.

The Nominating and Corporate Governance Committee has responsibility for identifying and evaluating candidates for director and recommending the nomination of directors to the full Board. The committee also assists the Board in interpreting and applying corporate governance guidelines, reviews and assesses the adequacy of our corporate governance guidelines, our personal codes of conduct and related internal policies and guidelines and recommends any proposed changes to the Board for approval. The committee has a charter which is available on our website at www.bmtc.com on the Investor Relations – Governance Documents page under the heading *BMBC Nominating and Corporate Governance Committee Charter*. Each member of the committee is independent as defined by Nasdaq Global Market rules. During 2009, the committee held two (2) meetings.

The Risk Management Committee meets to review and manage the material business risks which confront us. The Risk Management Committee establishes and monitors policies and procedures designed to lead to an understanding of, and to identify, control, monitor and measure, our material business risks. Those risks include loan quality and concentration, interest rate and market risk, as well as liquidity risk. During 2009, the committee held eight (8) meetings.

The Audit Committee meets at least quarterly. It has general oversight responsibilities regarding our financial reporting process and internal controls. The committee selects and evaluates the qualifications and performance of the independent registered public accounting firm. The committee meets with the internal auditor to review audit programs and the results of audits of specific areas, as well as other accounting regulatory compliance issues. In addition, the committee meets with the independent registered public accountant to review the results of the annual audit and other related matters. Each member of the committee is independent and financially literate as those terms are defined by the Nasdaq Global Market. The Audit Committee held six (6) meetings in 2009. Our Board has determined, based on their experience and background which are more fully described in their respective bios beginning at page 4 of this proxy statement, that Scott M. Jenkins and Britton H. Murdoch, each independent directors, are financial experts as defined by the regulations of the SEC. The current Audit Committee charter was attached as Appendix A to the proxy statement for the Corporation's 2009 Annual Meeting of Shareholders, filed with the SEC on Definitive Form 14A on March 17, 2009.

The Compensation Committee meets to discuss compensation matters. Each member of the committee is independent as defined by the Nasdaq Global Market. During 2009, the committee held six (6) meetings. The committee has a charter which is available on our website at www.bmtc.com on the Investor Relations – Governance Documents page under the heading *Compensation Committee Charter*.

Our Compensation Committee is responsible for recommending to the full Board our compensation policies and for administering those policies. They determine the salary and the incentive programs for our executive officers. It is responsible for setting and administering the policies for our equity incentive programs.

Among other responsibilities discussed in the charter, the committee has the responsibility to:

- annually review and approve corporate goals and objectives for the compensation of the Chief Executive Officer; evaluate the Chief Executive Officer's performance; and determine and approve the compensation and benefits to be paid to the Chief Executive Officer;

- annually review and discuss with the Chief Executive Officer the performance of all other executive officers; evaluate their performance; and determine and approve the compensation and benefits to be paid to those other executive officers;

- review and recommend to the full Board the compensation and benefits for non-employee directors;

- administer equity incentive award programs and determine the awards to be distributed under those plans, and

- review and provide, if appropriate, recommendations to the full Board regarding compensation and benefit policies, plans and programs.

In preparation for its compensation decisions at the beginning of each year, the committee assesses the individual performance of each executive officer for the prior year. The committee meets in executive session to conduct a performance review of the Chief Executive Officer based upon established objectives, his contribution to the Corporation's performance and his leadership skills. It receives a performance evaluation of the other executive officers from the Chief Executive Officer.

Generally in the beginning of each year, the Compensation Committee considers salary decisions for executive officers for the coming year and bonus awards for executive officers for the prior year. In 2009, these decisions were postponed until mid-year due to budgetary considerations and the recessionary economy. In August, or at other times during the year, the Compensation Committee may also consider distribution of equity compensation awards. As part of this process, the Chief Executive Officer provides recommendations for salary, bonus awards and, where applicable, equity compensation for the other executive officers. The committee also sets performance goals for executive officers for the coming year. For a more complete discussion of the performance goals set for each named executive officer and other factors the Compensation Committee takes into account when determining executive compensation, please see the section titled "Compensation Discussion and Analysis" beginning on page 19 of this proxy statement.

The Compensation Committee normally will not grant equity plan awards except during a period when trading is open (not blacked-out) in the Corporation's common stock by our executive officers and directors under our Securities Trading Policy or the equity award schedule noted above. Under our current policies, that period begins on the fourth business day after quarterly earnings are released and ends thirty calendar days later. Only the committee, not management, determines the timing of equity plan awards.

The Compensation Committee has the authority to hire third party consultants for compensation matters and the authority to review and approve any third party consultants recommended or hired by management. For more information regarding the Compensation Committee's use of consultants, see "Compensation Discussion and Analysis – Benchmarking Data and Use of Comparative Consultants" beginning on page 27 of this proxy statement.

The Bank's Wealth Management Committee meets at least quarterly and has general supervision over the Bank's Wealth Management Division and its investments. The committee held six (6) meetings during 2009. The Wealth Management Committee reviews and approves policies and procedures for the Wealth Management Division's investment activities, approves certain discretionary distributions from trusts of which the Bank is trustee, reviews and confirms new accounts and helps determine the overall strategic direction for the division.

DIRECTOR COMPENSATION

The table below summarizes the compensation paid to non-employee directors for the fiscal year ended December 31, 2009.

Name[1]	Fees Earned or Paid in Cash ($)	Stock Awards ($)[2]	Option Awards ($)[3]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings($)	All Other Compensation ($)	Total ($)
Thomas L. Bennett	$26,006	$12,494	$19,780	$0	$0	$0	$58,280
Andrea F. Gilbert	26,006	12,494	19,780	0	0	0	58,280
Wendell F. Holland	26,006	12,494	19,780	0	0	0	58,280
Scott M. Jenkins[5][6]	32,006	12,494	19,780	0	0	0	64,280
David E. Lees[5][6]	29,506	12,494	19,780	0	0	0	61,780
Francis J. Leto	2,000[4]	—	50,830	0	0	0	52,830
Britton H. Murdoch[7]	46,506	12,494	32,407	0	0	0	91,407
B. Loyall Taylor, Jr.[5][6]	31,006	12,494	19,780	0	0	0	63,280

(1) Frederick C. Peters II is the Corporation's Chairman and Chief Executive Officer and is not included in this table as he is an employee of the Corporation and the Bank and thus receives no compensation for his service as a director.

(2) The dollar amount represents 646 shares of common stock at the market price of $19.34 on May 1, 2009 for all of the directors for their annual retainer. We do not issue fractional shares. We paid the difference between the directors' $12,500 annual retainer and the value of the awarded stock to the directors in cash.

(3) Reflects the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. As of December 31, 2009, our directors had options for the following respective numbers of shares, of which options for the following respective numbers of shares were unvested:

Director	*No. Shares*	*Unvested*
Mr. Bennett	11,475	9,375
Ms. Gilbert	20,725	9,375
Mr. Holland	18,475	9,375
Mr. Jenkins	14,100	9,375
Mr. Lees	17,600	9,375
Mr. Leto	35,264	17,811
Mr. Murdoch	16,082	12,232
Mr. Taylor	30,475	9,375

(4) Represents director fee paid to Mr. Leto for attending a Board of Directors meeting in January 2009 prior to becoming an employee of the Bank on January 20, 2009.

(5) Each of these directors elected to defer their fees and stock awards through our Deferred Payment Plans for Directors.

(6) Our directors may elect to defer their director's fees under our Deferred Payment Plans for Directors. Among other options, a director may elect to earn a yield on the deferred compensation based on changes in the price of our common stock (including dividends). Making this election creates phantom stock. In addition, deferred fees which would otherwise be paid in the form of shares of our common stock will be automatically converted to phantom stock units under the plans for at least one year. A share of phantom stock is economically equivalent to one share of common stock, but the directors do not have the right to receive an actual share of stock or to vote the phantom stock unit. The following directors have the

following phantom stock in the Deferred Payment Plans for Directors: Scott M. Jenkins, 7,805 share equivalents; David E. Lees, 5,764 share equivalents; B. Loyall Taylor, Jr., 59,071 share equivalents.

(7) Includes the value of stock options and cash granted to Mr. Murdoch in 2009 that were compensation for his additional services as Lead Director in 2009.

Directors' Fees

At its first meeting after each annual meeting, the Compensation Committee reviews the components of director compensation and makes recommendations to the full Board of Directors regarding any changes that the Compensation Committee believes should be made to director compensation. In May 2009, the Compensation Committee reviewed the components of director compensation and recommended, and the full Board approved, effective for the 2009-2010 Board cycle, no changes in director compensation.

We have agreed to pay, and our non-employee independent directors have agreed to accept payment of, their annual $12,500 retainer compensation in the form of our common stock, payable in April of each year at the market value of the stock on the day prior to the day of payment. Each non-employee director was paid an annual retainer of 646 shares of our common stock, at the market value of the stock on May 1, 2009. If all of the Corporation's non-employee independent directors, including the directors elected at the Annual Meeting, continue this compensation arrangement for their 2010-2011 terms as directors, it is estimated, based on the $15.09 per share market price of the stock on December 31, 2009, that each director will receive 828 shares of our common stock and that the directors, as a group, will receive 5,796 shares of our common stock, as retainer compensation in April 2010.

In addition to the annual retainer, each non-employee director was paid a fee of $1,000 for attending each Board meeting, $1,000 for attending the organization meeting held after the annual meeting each year, and, to the extent applicable, $1,000 for attending each Executive Committee and Risk Management Committee meeting. A separate fee is not paid to directors for attending a Corporation Board meeting held on a Bank Board meeting day. From time to time, directors may be reimbursed for travel expenses associated with attendance at Board or committee meetings. A $7,500 fee was paid to the Audit Committee Chair in 2009 and a $2,500 fee was paid to the chair of each of the other committees. We paid the Lead Director additional fees of $20,000 in cash and grants of options for 2,857 of our shares in 2009.

All of the directors' fees are paid by the Bank except for the fee for attending the organization meeting held after the annual meeting, which is paid by the Corporation.

Stock Options

Directors who are elected or appointed to the Board at or before our Annual Meeting may participate in our existing 2007 Long-Term Incentive Plan and the 2010 Long-Term Incentive Plan, if approved by the shareholders. Each non-employee director serving after our Annual Meeting may be granted options to purchase 3,500 shares of our common stock, or such greater or lesser number of such options as the Board of Directors, in its discretion, decides to grant. The option exercise price is set at the fair market value on the day before the day the option is granted.

Directors' Deferred Payment Plans

Under our Deferred Payment Plan for Directors and an identical plan for the Bank's directors (the "Director Plans") a director may defer receipt of a portion or all of the fees paid for service as a director. The Director Plans are non-qualified plans and the Director Plans' funds are held in a trust administered by the Bank's Wealth Management Division. Under the Director Plans, a participating director may earn a yield on the deferred director's fees based on the yield on one or more different investment funds. The investment options include fourteen outside independent mutual funds, a Bryn Mawr Trust brokerage account through which the director may freely select his or her own investments, and an investment in our common stock. A director may change his or her investment options quarterly, except that any fees deferred which would otherwise have been paid in the form of shares of our common stock must remain invested under the Director Plans in units of phantom stock for one year following the deferral date. All distributions from the deferred account must be in cash or shares of our common stock, as selected by the director. The director may choose to have the deferred account distributed to him or her on: (a) the date he or she ceases to serve as a director; (b) his or her 65th birthday; or (c) any date in the three year period after the director ceases to serve as a member of the Board. Payments to the director may be made in annual installments payable for up to ten years or in a single lump sum payment. Upon a director's death prior to the distribution date, his or her beneficiary will be paid the balance in the director's account in a single lump sum payment. The Board may amend or terminate the Director Plans, in whole or in part, without the consent of any director who has deferred compensation into the Director Plans, but an amendment may not adversely affect the amounts credited to a director's account before the amendment. The right to receive future payments under the Director Plans is an unsecured claim against our general assets.

COMPENSATION DISCUSSION AND ANALYSIS

The first part of the Compensation Discussion and Analysis, entitled Compensation Actions for 2009, discusses the Compensation Committee's compensation decisions for our named executives for 2009. This section also describes briefly how our executive compensation methods have operated effectively in the current economic climate. The second part, entitled Compensation Framework, discusses in greater detail our compensation philosophy and practices.

Compensation Actions for 2009

The Corporation's compensation methods are intended to be balanced and reasonable, and to help attract and retain high quality talent. The Compensation Committee, together with Mr. Peters, evaluated and approved 2009 executive compensation in the context of the Corporation's performance and the country's recessionary economic conditions.

The Compensation Committee focuses largely on Chief Executive Officer compensation to assure that it reflects operating and stock performance and demonstrates awareness of investor sentiment. Together with Mr. Peters, the Compensation Committee also considers compensation of other executive officers to achieve the right balance of incentives to appropriately reward and retain executives and maximize their performance over the long-term.

Although the Corporation's compensation methods are subject to adjustment as conditions change, the Compensation Committee strives to maintain consistency in its philosophy and approach. The Compensation Committee recognizes that value-creating performance by an executive or group does not necessarily translate immediately into appreciation of the Corporation's stock price, however, the Compensation Committee intends to continue to reward management performance based on its belief that, over time, strong operating performance and earnings growth will be reflected through level or increased stock prices.

In 2009, a year of significant financial turbulence, the Corporation's leadership delivered more than $10.3 million in net income, and compared very well to similarly situated banks. The Corporation made progress on several of its initiatives including:

- growing the Wealth Management Division's assets under management from a low of $2.0 billion at the end of the first quarter of 2009 to $2.9 billion at year end, including strong performances by each of The Bryn Mawr Trust Company of Delaware and BMT Asset Management which collectively added approximately $500 million in new assets under management in 2009;
- expanding its footprint in Delaware County, Pennsylvania by entering into an Agreement and Plan of Merger pursuant to which, subject to certain conditions, the Corporation will acquire by merger First Keystone Financial, Inc. and its operating subsidiaries including First Keystone Bank, subject to various conditions including, without limitation, bank regulatory approvals;
- maintaining a high level of credit quality in the Bank's loan and lease portfolio;
- opening a West Chester, Pennsylvania regional branch office in January 2009 which brought the Corporation's wealth management and banking services into another affluent market with good growth potential and further diversified its asset base and client accounts; and
- completing major renovations to our Paoli branch office.

Determining Compensation For Named Executive Officers

The Compensation Committee uses judgment and discretion rather than relying solely on formulaic results, and generally takes into account the global and regional business and economic environment, the Corporation's overall performance, budgetary considerations, each executive officer's performance in relation to the goals set for him or her, various components of compensation received by each executive officer in prior periods, results of any comparative surveys performed with respect to executive compensation in the previous year, competitive factors within the industry, and retention of key executives. The Compensation Committee assigns no specific, predetermined weight to performance goals when determining executive compensation.

Each year, members of the Corporation's executive management and Board of Directors develop objectives that they believe should be achieved for the Corporation's continued success. Mr. Peters then reviews those objectives with the Compensation Committee for the purpose of establishing individual performance goals for himself. Mr. Peters also develops objectives that each named executive officer is expected to achieve, and which are used to assess his or her performance. These objectives are reviewed with the Compensation Committee at the beginning of each year. Mr. Peters leads the assessment of each named executive officer's individual performance against the objectives, the Corporation's overall performance and the performance of the division or function of the business for which the executive is responsible. Mr. Peters then makes an initial compensation recommendation to the Compensation Committee for each named executive officer. The named executive officers do not play a role in their compensation determination, other than discussing with Mr. Peters their individual performance against their predetermined objectives.

In light of the recessionary economy and budgetary considerations, the Compensation Committee decided not to make any salary increases at the beginning of 2009, and instead decided to defer salary determinations until mid-2009. In August 2009, the Compensation Committee decided to increase salaries for the named executive officers based on their 2008 performance together with the criterion listed in the preceding paragraph.

In early 2010, the Compensation Committee determined and directed the payment of 2009 bonuses for the Corporation's executive officers. In making its 2009 bonus decisions, in addition to the factors taken into account each year (see "Compensation Discussion and Analysis – Compensation Elements We Use to Achieve Our Goal – Base Salary and Discretionary Bonus" on page 28 of this proxy statement), the Compensation Committee placed particular emphasis on the Corporation's strong 2009 financial performance and overall achievements in an economy where many similarly situated companies in the United States in general, and in Southeastern Pennsylvania in particular, found it difficult to obtain positive results. The Compensation Committee also took into account the significant efforts of each of the named executive officers in the merger and acquisition activities of the Corporation in 2009 culminating in the signing of an Agreement and Plan of Merger with First Keystone Financial, Inc.

The Corporation also granted stock options to each named executive officer in 2009. Please see the section titled "Compensation Discussion and Analysis – Other Compensation Practices – Equity Grant Practices" on page 30 of this proxy statement for a more complete discussion of such grants.

Mr. Peters

In 2009, the Compensation Committee decided to increase Mr. Peters' base salary, effective September 1, 2009, by $10,764 over his 2008 base salary, and to increase his bonus by $58,000 over his 2008 bonus. The Compensation Committee considered the factors described in "Compensation Discussion and Analysis – Determining Compensation For Named Executive Officers" on page 20 of this proxy statement including the individual performance goals described below.

With respect to Mr. Peters' 2009 base salary, the Compensation Committee considered goals and performance related to growth of the Corporation's mergers and acquisitions activity and the following financial objectives that were set in 2008:

Financial Objectives for 2008	**2008 Goal**	**Actual 2008 Performance**
Net Income (excluding real estate gain)	Increase 14.8%	Decrease 26.7%
Diluted Earnings Per Share	Not less than $1.68	$1.08 per share
Wealth Revenue	$14.655 million or greater	$13.842 million

With respect to Mr. Peters' 2009 bonus, the Compensation Committee considered goals and performance related to growth of the Corporation's mergers and acquisitions activity, achieving break-even status in the Corporation's leasing subsidiary, and the following financial objectives that were set in 2009:

Financial Objectives for 2009	**2009 Goal**	**Actual 2009 Performance**
Net Income	Increase $1.8 million or 19.0%	Increased $1.1 million or 10.9%
Earnings Per Share	Increase 17.8% to $1.26 per share	Increased 9.3% to $1.18 per share
Wealth Revenue	Increase to $13 million	Increased to $14.2 million

Although Mr. Peters did not meet the financial goals established for him in 2008, the Compensation Committee believes that he performed well in an extraordinarily tough business environment. With his keen leadership and organizational skills, Mr. Peters led the Corporation through rapidly changing and deteriorating economic conditions that emerged after his 2008 goals were set. Despite the challenges faced by the Corporation, its mergers and acquisitions activity continued to grow and various strategic initiatives were achieved in 2008. With respect to the Corporation's 2009 net income and earnings per share, while Mr. Peters did not meet his 2009 performance goals in these area, the Compensation Committee took into account the impact of various unanticipated expenses such as special FDIC assessment increases, merger expenses, and write-downs of non-performing loans when determining Mr. Peters' 2009 bonus. Mr. Peters was successful in meeting his 2009 strategic and operational goals as the Corporation's leasing subsidiary, which incurred losses throughout the year, was at break-even status by the end of 2009 and the Corporation had considerable mergers and acquisitions activity including the pending acquisition of First Keystone Financial, Inc. and its subsidiaries.

Mr. Smith

Mr. Smith has been the Corporation's Treasurer and principal financial officer since 2005 and also serves as Executive Vice President, principal financial officer and Treasurer of the Bank. In 2009, the Compensation Committee decided to increase Mr. Smith's base salary, effective September 1, 2009, by $6,390 over his 2008 base salary, and to increase his bonus by $26,500 over his 2008 bonus. The Compensation Committee considered the factors described in "Compensation Discussion and Analysis – Determining Compensation For Named Executive Officers" on page 20 of this proxy statement including the individual performance goals described below.

Mr. Smith's goals included no specific financial objectives, but instead related to strategic and operational goals in connection with his role as leader of the Finance Division. Mr. Smith's goals included:

- submitting all external regulatory and internal financial reporting requirements accurately and on time;
- continuing to improve and streamline financial and regulatory reporting processes;
- continuing to stay current on new accounting developments and managing the impact of recent accounting pronouncements;
- continuing to monitor capital levels and recommend appropriate adjustments as needed;
- identifying and implementing process change, revenue enhancements and cost reductions throughout the year;
- evaluating and appropriately adjusting finance, accounting organizational structure, systems, workflow and staffing requirements;
- assisting in the Corporation's acquisition function, continuing to build-out, update and manage the asset/liability management system, including investment portfolio and overnight investments, through the Bank's Asset Liability Committee and investment policies;
- continuing to evaluate, develop and implement non-traditional funding sources;
- retooling budgeting and forecasting process;
- updating liquidity contingency plans in accordance with new Federal guidelines; and
- bring investor relations functions in-house at the Corporation.

Mr. Smith was generally successful in achieving and exceeding the objectives set for him. Particular credits include negotiating favorable terms for raising capital and implementing debt structures that positively affected the Corporation's capital ratios, implementing a dividend reinvestment and stock purchase plan with a request for waiver program, successfully filing an unallocated shelf registration statement on Form S-3 and a proxy statement and prospectus on Form S-4 relating to the pending merger with First Keystone Financial, Inc., developing contingency funding plan, developing and monitoring, liquidity and funding improvements, achieving significant growth in the Corporation's investment portfolio with no other-than-temporary impairment ("OTTI") charges, establishing an Investment Portfolio Management Committee for the Corporation, making key hires and accompanying other strategic initiatives in the finance department, expending significant effort on multiple projects in the mergers and acquisitions area, initiatives in new business development, properly evaluating the Finance Division, successfully managing the Bank's Asset Liability Committee and finance department, maintaining good investor relations, and implementing accounting development programs. In addition to meeting his established goals, his leadership in the maintaining and strengthening the Corporation's liquidity position and the Bank's well capitalized status were critical in the extraordinarily difficult economic environments of 2008 and 2009.

Ms. Gers

Ms. Gers has been employed by the Bank since 1998 and is currently Executive Vice President responsible for the Community Banking Division, marketing, technology and information services and operations. In 2009, the Compensation Committee decided to increase Ms. Gers' base salary, effective September 1, 2009, by $6,186 over her 2008 base salary, and to increase her bonus by $39,500 over her 2008 bonus. The Compensation Committee considered the factors described in "Compensation Discussion and Analysis – Determining Compensation For Named Executive Officers" on page 20 of this proxy statement including the individual performance goals described below.

Ms. Gers' financial objectives consisted of the following:

Financial Objectives for Period Indicated*	Goal	Actual Performance
New Non-CD Accounts (2008)	Increase 10%	Increased 52%
New Core Accounts (2009)	Increase 6-8%	Increased 8%
Fees (2009)	Increase 8%	Increased 13%

* Financial objectives for 2008 were considered in 2009 base salary determinations while financial objectives for 2009 were considered in 2009 bonus determinations.

Ms. Gers' strategic and operational goals included maintaining competitive organic (non-wholesale) funding rates in the local marketplace, enhancing design of the Corporation's website and electronic capabilities, continuing to develop and expand use of on-line applications for both consumer and business clients, launching and marketing a new small business banking package, introducing and testing new alternative funding ideas, managing branch marketing, managing divisional human resources and staffing matters, utilizing marketing budget discipline and expense management.

Ms. Gers led the Community Banking Division to a strong performance and strengthened the Bank's marketing, technology and information services and operations functions. Particular credits include increased new account growth on both consumer and business accounts, developing on-line account capabilities and redesigning the Corporation's website, increasing overall fees and decreasing waivers, developing new products for testing in the marketplace, maintaining competitive organic (non-wholesale) funding rates in the local marketplace, and successfully managing the Community Banking Division's expenses.

Mr. Keefer

Mr. Keefer has been employed by the Bank since 1991 and is Executive Vice President and Chief Lending Officer, responsible for the Bank's Credit Division. In 2009, the Compensation Committee decided to increase Mr. Keefer's base salary, effective September 1, 2009, by $6,151 over his 2008 base salary, and to increase his bonus by $29,000 over his 2008 bonus. The Compensation Committee considered the factors described in "Compensation Discussion and Analysis – Determining Compensation For Named Executive Officers" on page 20 of this proxy statement including the individual performance goals described below.

Mr. Keefer's financial objectives consisted of the following:

Financial Objectives for Period Indicated*	Goal	Actual Performance
Net Charge-Offs for "Traditional Bank" ** (2008)	Maintain below $1,250,000	$25,000
Net Charge-Offs for "Traditional Bank" ** (2009)	Maintain below 25 basis points of average assets or $2.2 million	27 basis points of average assets and $2.413 million
Average Loans (2009)	Increase 9%	Increased 4.75%

* Financial objectives for 2008 were considered in 2009 base salary determinations while financial objectives for 2009 were considered in 2009 bonus determinations.

** "Traditional Bank" excludes leasing portfolio activity.

Mr. Keefer's strategic and operational goals included meeting income and expense budget for the Credit Division, meeting or exceeding the profit plans for the Credit Division and the Bank's leasing subsidiary, managing and stabilizing the performance of the leasing subsidiary, resolving of a particular non-performing loan, executing mortgage group business plan and either achieving positive contribution by this group to earnings or developing alternative strategy, and successfully managing Credit Division staffing needs.

Mr. Keefer met all of the financial goals established for him in 2008. With respect to 2009, while Mr. Keefer did not meet the financial goals established with respect to average loans and net charge-offs, the increase of 4.75% in average loans represents a significant contribution achieved during a year of considerable economic turbulence, and net charge-offs were maintained at levels close to the goals set. With respect to Mr. Keefer's strategic and operational efforts, he was successful in meeting his income and expense budget goals for the Credit Division, increasing average loan assets on a year over year basis, maintaining charge-off and delinquency amounts at acceptable levels, creating and implementing a plan to stabilize the Bank's leasing subsidiary, developing and executing a plan with respect to a particular non-performing loan, and attracting and retaining high performance credit professionals. As Chief Lending Officer, Mr. Keefer was instrumental in making strategic decisions that maintained the quality of the Corporation's loan and lease portfolio during the economic downturn.

Mr. Leto

Mr. Leto has been a member of the Corporation's Board of Directors since 2002, and was the lead independent director of the Board from April 2007 until January 2009 when he was named Executive Vice President and acting head of the Corporation's Wealth Management Division. Mr. Leto's salary was $215,000 during the interim period of January 20, 2009 until he assumed the role of head of the Wealth Management Division in a permanent capacity. At that time, Mr. Leto and the Bank negotiated a salary increase to $240,000. Additionally, Mr. Leto's 2009 bonus was pre-negotiated at $40,000 as part of his employment arrangement with the Bank, however, due to the strong performance of the wealth management division and Mr. Leto's involvement therein together with the factors described in "Compensation Discussion and Analysis – Determining Compensation For Named Executive Officers" on page 20 of this proxy statement, the Compensation Committee decided to increase Mr. Leto's 2009 bonus by $20,000 over the pre-negotiated amount. The performance goals set for Mr. Leto in 2009 included, with respect to the Wealth Management Division, achieving budgeted expense levels, developing a retention plan, strengthening the "sales culture" and improving the investment management process.

The financial objectives the Compensation Committee considered in determining Mr. Leto's 2009 bonus consisted of the following:

Financial Objectives for 2009	2009 Goal	Actual 2009 Performance
Assets Under Management and Administration	Increase 12.7%	Increased 18%
Wealth Management Division Revenue	Increase 9.7%	Increased over 16%

Mr. Leto was successful in achieving all of his performance goals in 2009. Budgeted expense levels for the Wealth Management Division were met in 2009, a retention plan was established for the Division in February 2009, staff throughout the division exhibited an increased focus on sales, and the Corporation's investment management process was converted to a true open architecture process. A significant portion of the Corporation's net income for 2009 is attributable to the strong performance of the Wealth Management Division under Mr. Leto's leadership.

Compensation Framework

Our Goal

The goal of our executive compensation methodology is to retain and reward leaders who create long-term value for our shareowners. This goal affects the compensation elements we use and our compensation decisions. Our compensation methods reward sustained financial and operating performance and leadership excellence, align the executives' long-term interests with those of our shareowners and motivate executives to remain with the Corporation for long and productive careers built on expertise.

The following is a summary of key considerations affecting the Compensation Committee's determination of compensation for the named executives. We describe in the section entitled "Compensation Actions for 2009" (beginning at page [14] of this proxy statement) additional considerations that the Compensation Committee evaluated in establishing 2009 compensation in the context of the Corporation's performance, and the current global economic recession.

Emphasis on Consistent and Relative Performance

Our compensation methods provide superior pay opportunity for executives who demonstrate superior performance for sustained periods of time. The amount of compensation paid to each named executive officer reflects the fact that he or she has consistently contributed, and is expected to continue to contribute, to the Corporation's success. In evaluating consistent performance, we also weigh heavily relative performance of each executive in his or her division.

Our emphasis on consistent performance affects our discretionary annual cash bonus and equity incentive compensation, which are determined with the prior year's award or grant serving as an initial basis for consideration. After an assessment of a named executive's past performance, and expected future contribution to the Corporation's results, as well as the performance of any business or function he or she leads, the Compensation Committee uses its judgment in determining the amount of bonus or equity award and the resulting percentage change from the prior year. We incorporate current-year, past and expected performance into our salary decisions, and percentage increases or decreases in the amount of annual salary therefore tends to be more gradual than in a framework that is focused solely on current-year performance.

Emphasis on Long-Term Incentives

The Compensation Committee strives to provide an appropriate mix of different compensation elements, including finding a balance among current versus long-term compensation and cash versus equity incentive compensation. Cash payments primarily reward more recent performance, and equity awards encourage our named executives to continue to deliver results over a longer period of time and serve as a retention tool. The Compensation Committee believes that a portion of the named executive officers' compensation should be tied to the Corporation's operating and stock price performance over the long-term, and currently satisfies this portion with the grant of annual equity awards in the form of stock options. For annual equity awards, the Compensation Committee primarily considers a named executive's potential for future successful performance and leadership as part of the executive management team, taking into account past performance as a key indicator.

Discretion and Judgment

The Compensation Committee does not use formulas in determining the amount and mix of compensation granted to named executive officers. Thus, the Compensation Committee evaluates a broad range of both quantitative and qualitative factors, including reliability in delivering financial and growth targets, performance in the context of the economic environment relative to other companies, a track record of integrity, good judgment, the vision and ability to create further growth and the ability to lead others. The evaluation of a named executive's performance against his or her performance objectives plays a significant role in awarding the discretionary annual cash bonus and also contributes to a determination of overall compensation.

Significance of Company and Divisional Results

The Compensation Committee primarily evaluates the named executives' contributions to their individual business divisions or functions and their impact on the Corporation's overall performance. The Compensation Committee believes that the named executives share the responsibility to support the goals and performance of the Corporation, as key members of the Corporation's leadership team. While this compensation philosophy influences all of the Compensation Committee's compensation decisions, it has the biggest impact on annual equity incentive awards.

Consideration of Risk

Our compensation methods are discretionary and balance short and long-term goals for the named executive officers and the Corporation. Under this structure, the highest amount of compensation can be achieved through consistent superior performance over sustained periods of time. The Compensation Committee strives to provide strong incentives to manage the Corporation for the long-term, while avoiding excessive risk taking in the short term. Goals and objectives reflect a fair mix of quantitative and qualitative performance measures to avoid excessive weight on a single performance measure. Likewise, the elements of compensation are balanced among current cash payments, equity awards and optional deferred bonus plans. With limited exceptions, the Compensation Committee retains a large amount of discretion to adjust compensation for quality of performance and adherence to company values. As a matter of best practice, beginning in 2010, the Compensation Committee will annually review the relationship between our risk management practices and the incentive compensation we provide to our named executives to confirm that our incentive compensation does not encourage unnecessary and excessive risks. The Compensation Committee will also review the relationship between risk management practices, corporate strategy and senior executive compensation.

Benchmarking Data and Use of Compensation Consultants

The Corporation does not benchmark the compensation of its named executive officers to a certain percentage or range of compensation within its peer group. Instead, as noted under the heading "Compensation Discussion and Analysis – Determining Compensation For Named Executive Officers" on page 20 of this proxy statement, the Compensation Committee reviews the results of any comparative surveys performed with respect to executive compensation as one of many factors it uses to determine executive compensation. The Compensation Committee hired SMART Business Advisory and Consulting, LLC (the "Smart firm") in 2008 to prepare an executive compensation analysis covering the top ten executive positions in the Corporation and Bank, and a director compensation comparative study. The study was limited to assessing whether the compensation of these officers was "competitive." The Smart firm was retained by the Compensation Committee after a determination was made that it was independent. The Smart study developed a list of peer companies from a group of companies similar in size and industry to the Corporation. All are in the regional banking industry and have similar primary or secondary North American Industry Classification System codes to the Corporation's. The list of peer companies in the Smart report that the Corporation reviewed with respect to compensation decisions for 2009 is set forth below.

- Chemung Financial Corporation
- First Chester County Corporation
- Peapack-Gladstone Financial Corporation
- Canandaigua National Corporation
- First United Corporation
- S.Y. Bancorp, Inc.
- Univest Corporation of Pennsylvania
- Tompkins Financial Corporation
- Washington Trust Bancorp, Inc.

The Compensation Committee used information about the peer companies from the Smart report as a point of reference for measurement, but not as the determinative factor in setting the compensation of the Corporation's named executive officers. The Corporation did not use compensation data of its peer group to "target" a specific peer group compensation level for any given executive. Rather, the

Compensation Committee used its understanding of peer group compensation as one of many factors in its decision-making. The Compensation Committee has discretion in determining the nature and extent of its use of comparative compensation information.

Compensation Elements We Use to Achieve Our Goal

The following summarizes the compensation elements we use as tools to reward, align and retain our named executives.

Base Salary and Discretionary Bonus

Base salaries for our named executives depend on the scope of their responsibilities, their leadership and management skills, their performance and length of service. Base salaries are intended to be internally fair among executive officers at the same level of responsibility. Decisions regarding salary increases are affected by the named executive's current salary and the amounts paid to their peers within and outside the Corporation. Base salaries are reviewed at the beginning of each year. For each named executive officer other than the Chief Executive Officer, we pay discretionary cash bonuses in the first quarter of each year for the prior year's performance based upon the evaluation by the Compensation Committee and the Chief Executive Officer of the executive's performance against stated goals and objectives, as discussed previously. In the case of the Chief Executive Officer, his bonus is also paid in the first quarter of each year for the prior year's performance based on the Compensation Committee's evaluation.

The Corporation uses its bonus pool to compensate individual officers for superior performance and effort, and to provide officers with incentive to meet the financial plans of the Corporation and work together across business lines for the overall benefit of the Corporation and its shareholders. When determining bonuses in a given year, the Compensation Committee takes into account (a) the Corporation's profitability against the budget, (b) the Corporation's overall performance against the banking industry in general and various peer Companies (for discussion of the peer analysis, see "Compensation Discussion and Analysis – Compensation Framework – Benchmarking Data and Use of Compensation Consultants" on page 27 of this proxy statement), (c) the overall hard work and dedication of the Corporation's officers during the year, and (d) any particular special or unusual circumstances then-existing such as unusual loan or fraud loss, economic environment, interest rates and their effect on net interest margin, non-budgeted expenses, or unexpected income.

Long-Term Equity, Incentive and Deferred Bonus Plans

The Corporation's long-term incentive compensation is designed to drive long-term Company performance, align the interests of executives with those of the shareholders and retain executives through long-term vesting and potential wealth accumulation. The Compensation Committee reviews long-term incentive compensation strategy and vehicles annually. The Corporation's current long-term incentive plans applicable to named executive officers are the 2004 Stock Option Plan ("2004 Plan") and 2007 Long-Term Incentive Plan, which allow the Compensation Committee flexibility to issue stock options, stock grants, performance units, performance shares, restricted stock and restricted stock units. The Corporation also intends to adopt a 2010 Long-Term Incentive Plan at the Annual Meeting. Please See "Proposal 3 – To Approve the Adoption of the Bryn Mawr Bank Corporation 2010 Long-Term Incentive Plan" beginning on page 51 of this proxy statement for additional information.

The Compensation Committee believes in the importance of equity compensation for all executive officers, for purposes of incentive and retention, and alignment of interests with shareholders. In 2009, as in prior years, long-term performance-based compensation of executive officers included stock option awards as disclosed in the 2009 Grants of Plan-Based Awards table on page 36 of this proxy statement. The Compensation Committee continues to believe that equity awards are an appropriate equity vehicle for a portion of long-term incentive compensation for the Corporation's executives because stock options align their interests with the interests of shareholders by having value only if the stock price increases over time.

When determining the amount of equity granted to executive officers, the Compensation Committee takes into consideration share usage, dilution and shares available under the equity plan as well as the named executive officer's potential for future successful performance and leadership as part of the executive management team, taking into account past performance as a key indicator.

The Bank maintains a variety of company-wide and division-specific incentive and referral plans in which various employees are eligible to participate. The incentive plans are designed to provide incentives to increase the business and profitability of the Bank. The named executive officers were eligible in 2009 to participate in a number of these Bank-wide plans; Messrs. Keefer and Smith received grants under the Wealth Management Division Sales Incentive Plan in 2009, and Mr. Keefer received grants under the Share the Client Plan in 2009.

To attract and retain qualified executive officers, we also offer our executive officers and other employees who earn in excess of $100,000 annually a Deferred Bonus Plan for Executives which allows payment of any bonus received to be deferred.

The Compensation Committee does not believe that any of the current incentive plans pose an excessive risk to the Corporation's short or long-term financial stability. Controls are in place at the management level, and overseen by the Compensation Committee, to annually evaluate and revise incentive plans as necessary. The Compensation Committee believes that these controls effectively mitigate risks that may arise under incentive plans.

Retirement Benefits and Pension Plans

The Corporation provides retirement benefits to the named executive officers under the same 401(k) Plan ("401(k) Plan") and supplemental employee retirement plan (the "First Supplemental Plan") in which the other executives and employees participate. Messrs. Peters, Keefer, Smith and Ms. Gers also participate in our defined benefit pension plan (the "Pension Plan"), and our First Supplemental Plan, each of which was frozen effective March 31, 2008. None of the participating employees in the Pension Plan are credited with service or compensation received after March 31, 2008 in calculating their retirement benefits under the plan. All of the named executive officers, except Mr. Leto, participate in a second supplemental employee retirement plan (the "Second Supplemental Plan" and together with the First Supplemental Plan, the "Supplemental Plans"). The combined benefits under the Corporation's two supplemental employee retirement plans are intended to restore the level of retirement benefits that would be provided under our Pension Plan but for its freeze and limitations in the Internal Revenue Code of 1986, as amended (the "Code"). See the sections entitled "401(k) Plan," "Pension Plan," and "Supplemental Employee Retirement Plans" beginning at page 38 of this proxy statement for more information.

Change in Control and Severance Arrangements

In order to recruit qualified employees, the Corporation provides severance benefits to our executive officers and other employees if their positions are eliminated or if they are terminated involuntarily without cause. To protect the Corporation from potential liability arising from termination of employment, a terminated employee must execute a release of all claims against the Corporation in order to receive severance benefits.

We also have change in control agreements with each of our named executive officers which are designed to be competitive with the market and the Compensation Committee believes that the amount of the benefits is appropriate. The agreements provide for a cash payment of three times the executive's base salary at the time of a change in control. The agreements also provide for an additional cash payment equal to the difference between the price of our common stock on the date of the change in control and the exercise price of all options held by the executive officer. Upon a change in control, an executive officer is entitled to his or her discretionary bonus, a credit to his or her Supplemental Plan benefit equivalent to three years of additional credited service, and other benefits.

Perquisites and Other Compensation

It is our general policy not to provide perquisites to executive officers. However, in isolated cases, and where appropriate to achieve our corporate goals, we may agree to give limited perquisites to specific executive officers. Examples of such perquisites could include the payment or reimbursement of moving expenses where required in connection with employment, and financial assistance toward expenses in joining a private club to be used to entertain clients or prospective clients.

In order to attract and retain executive talent, we provide term life, health, disability and dental insurance to our named executive officers on terms similar to those we provide other employees generally, except with respect to payments upon change in control, death or disability. See "Potential Payments Upon Termination Or Change In Control" beginning on page 41 of this proxy statement.

Other Compensation Practices

Role of the Compensation Committee and Executives in Establishing and Implementing Compensation Goals

As part of this responsibility, the Compensation Committee oversees the design, development and implementation of the compensation methods for the Chief Executive Officer and the other named executives. The Chief Executive Officer assists the Compensation Committee and participates in its deliberations about compensation matters, such as past compensation, compensation practices and guidelines, company performance, current industry compensation practices and competitive market information. Information setting forth the total annual compensation of each named executive, and potential retirement benefits accruing to each, is assembled for the Compensation Committee at the beginning of each year.

Equity Grant Practices

The exercise price of each stock option awarded under our long-term incentive plan is the closing price of our stock on the day before the date of grant, which is the date of the Compensation Committee meeting at which equity awards for the named executives are determined. Board and committee meetings are generally scheduled at least a year in advance. Scheduling decisions are made without regard to anticipated earnings or other major announcements by the Corporation. We prohibit the repricing of stock options.

In August 2009, the Compensation Committee decided to increase the number of stock options granted to Mr. Peters to 23,000 and to each other named executive officer to 11,500. This was an increase over the number of options granted to Mr. Peters and the other named executive officers in 2008. In deciding on this increase, the Compensation Committee took into account the fact that the expense associated with such options over the five year vesting period would be lower than the related expense with regard to the options granted in 2008, even though fewer options were granted in 2008. This is because the estimated per share fair value in 2009 for each option was lower in 2009 than it was in 2008.

Tax Deductibility of Compensation

Section 162(m) of the Code imposes a $1 million limit on the amount that a public company may deduct for compensation paid to its chief executive officer or any of its three other most highly compensated executive officers who are employed as of the end of the year. This limitation does not apply to compensation that meets the requirements under Section 162(m) for "qualifying performance-based" compensation (i.e., compensation paid only if the individual's performance meets pre-established objective goals based on performance criteria approved by shareowners). For 2009, the Corporation's grants of stock options, and the payments of discretionary annual cash bonuses were designed to satisfy the requirements for deductible compensation. Generally, the Compensation Committee intends to structure our compensation methods, where feasible, to minimize or eliminate the impact of limitations or penalties such as those in Section 162(m). The Compensation Committee did not otherwise consider accounting or tax treatments of particular forms of compensation in making compensation decisions in 2009.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee was an officer or employee of the Corporation or any of its subsidiaries during the year 2009. None of the members of the Compensation Committee was a former officer of the Corporation or any of its subsidiaries or had any other interlocking relationships as defined by the SEC.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2009.

Respectfully submitted:
Andrea F. Gilbert, Chair
Wendell F. Holland
David E. Lees
B. Loyall Taylor, Jr.

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below summarizes the total compensation paid or earned by each of the named executive officers for each of the years ended December 31, 2009, 2008 and 2007.

Name and Principal Position	Year	Salary ($)	Bonus ($)[1]	Stock Awards ($)	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Frederick C. Peters II, Principal Executive Officer	2009	363,315	100,000	0	101,660	0	116,708	32,416	714,099
	2008	359,582	42,000		94,860		97,301	32,380	626,123
	2007	346,083	69,000		88,200		88,750	6,750	598,783
J. Duncan Smith, Principal Financial Officer	2009	205,058	53,000	0	50,830	0	15,500	24,865	349,253
	2008	202,951	26,500		47,430		16,194	21,882	314,957
	2007	195,615	21,500		44,100		26,608	5,868	293,691
Alison E. Gers, Executive Vice President of the Bank	2009	208,343	60,000	0	50,830	0	36,802	24,892	380,867
	2008	206,202	20,500		47,430		23,154	22,743	320,029
	2007	198,557	21,800		44,100		31,702	5,957	302,116
Joseph G. Keefer, Executive Vice President of the Bank	2009	207,150	49,000	0	50,830	0	28,304	26,870	362,154
	2008	205,021	20,000[5]		47,430		50,802	25,850[6]	349,103
	2007	197,610	40,500[5]		44,100		39,045	4,505	325,760
Francis J. Leto, Executive Vice President of the Bank	2009	205,442	60,000	0	50,830	0	—	19,847[7]	336,119
	2008	—	—		27,741		—		
	2007	—	—		17,150		—		

(1) Bonuses were awarded to the named executive officers during the first quarter of 2010. Mr. Leto's bonus includes $40,000 that the Corporation agreed to pay him in accordance with the terms of his employment.

(2) Reflects the dollar amount recognized for financial statement reporting purposes for the fiscal year ended December 31, 2009 in accordance with FASB ASC Topic 718.

(3) The amounts shown in this column are the changes in the pension value for each of the named executive officers.

(4) The amount shown in this column for the named executive officers includes our matching and discretionary contributions under our 401(k) Plan, our contributions to life, health, dental and disability insurance benefits and flex benefits. See the section titled "401(k) Plan" beginning at page 38 below for additional information.

(5) Includes cash bonus, plus compensation under our Commercial and Real Estate Lending Incentive Plan.

(6) In addition to the benefits described in footnote 4 above, this number also includes a payment in the amount of $2,316 as a result of the termination of our post-employment medical benefit program.

(7) Includes $4,940 legal fees paid to Stradley Ronon Stevens & Young, LLP on behalf of Mr. Leto in connection with the negotiation of his employment arrangement with the Bank.

Executive Employment Agreement

We entered into an employment agreement with Frederick C. Peters II dated January 11, 2001, (with employment commencing on January 22, 2001) to serve as our President and Chief Executive Officer. The initial term of the employment agreement was three years. If the agreement is not terminated, the employment agreement renews on a rolling two-year basis, so that at all times prior to Mr. Peters attaining age sixty-three, the term of the employment agreement will be two full years. The employment agreement provides for a minimum annual base salary of $225,000. Under his employment agreement, Mr. Peters is also entitled to participate in all of our employee benefit plans and arrangements made generally available to our executives and key management employees.

The employment agreement may be terminated by us upon the disability of Mr. Peters or for cause as defined in the employment agreement. Mr. Peters may voluntarily terminate his employment at any time by giving not less than thirty days prior written notice to us. If we terminate his employment due to his disability, we must continue to pay him his full salary for a period equal to the applicable "elimination period" under any group long-term disability insurance provided by us (currently 180 days), or, if we cease to provide group long-term disability insurance, we must pay him his full salary through the last day of the month after he receives a notice of termination in accordance with the agreement. If we terminate his employment for reasons other than his disability and other than for cause, Mr. Peters is entitled to receive his full salary, including incentive compensation, through the date of termination and we must pay Mr. Peters an additional amount equal to his annual salary in effect on the date of the termination in bi-weekly installments for two years or until his sixty-fifth birthday, whichever occurs first. If Mr. Peters terminates his employment, he is entitled to receive his full salary through the date of termination.

The employment agreement also contains non-disclosure, non-solicitation and non-competition provisions under which Mr. Peters agrees not to disclose any confidential information, not to solicit our employees or our clients, and agrees not to compete with us, subject to certain conditions in the employment agreement, for a period of two years following his termination of employment within a 100 mile radius of Bryn Mawr, PA.

No other named executive officers have employment agreements with the Corporation or the Bank.

Company and Division Incentive Plans

We have incentive plans, open to participation among our officers or employees generally, in which one or more of our named executive officers are eligible to participate and earn additional referral or incentive compensation:

Wealth Management Division Sales Incentive Plan. Any employee is eligible to participate in this plan. Participants received referral fees quarterly on new immediate fee business and future fee business of our Wealth Management Division if they are employed by us when the compensation is to be paid. Messrs. Keefer and Smith received compensation under this plan in 2009.

Share the Client Plan. This is an internal Bank-wide cross-selling program. It rewards a group or individual for their contribution to the success of other business units. Mr. Keefer received compensation under this plan in 2009.

Commercial and Real Estate Lending Incentive Plan. Employees in our Commercial and Real Estate Lending Division are eligible to participate in this plan. This plan is based on growth in average earning assets and loan fees in our Commercial and Real Estate Lending Division. The incentive plan is tied to the annual business plan in that there is a plan floor below which no incentive would fund.

There is no ceiling. The size of the incentive pool is based on the achievement of the group and not the achievement of any one individual. However, individual performance is the determining factor when allocating the pool to employees of the division. No named executive officer received compensation under this plan in 2009, however, Mr. Keefer did receive compensation under this plan in 2008 and 2007.

EQUITY BASED COMPENSATION

2001, 2004 and 2007 Equity Compensation Plans

Under the Bryn Mawr Bank Corporation 2001 Stock Option Plan ("2001 Plan") Plan and the Bryn Mawr Bank Corporation 2004 Plan, the Compensation Committee is authorized to grant stock options to our key employees, including our executive officers and our non-employee directors. The Compensation Committee may grant either incentive stock options or non-qualified stock options. The options are granted in consideration for the services provided to us by the employees and directors. The Compensation Committee determines when an option is exercisable in whole or in part. The maximum term of an option is ten years from the date the option is granted. The exercise price is the fair market value of a share of our stock. The fair market value is the last sales price as reported by the Nasdaq Global Market on the day preceding the day of the grant. The day preceding the date of the grant is used for determining the exercise price because the Compensation Committee normally meets early in the morning before the stock market opens. Payment for an option may be made in cash or by the delivery of shares of our common stock with a fair market value as of the exercise date equal to the exercise price of the option being exercised.

Under our 2004 Plan, in the event of a change in control, as defined therein, all options granted will immediately vest and become exercisable. This provision was included in our 2004 Plan to be consistent with our prior plans and to be competitive in the marketplace.

In January 2010, the Compensation Committee amended the 2001 and 2004 Plans to extend the period for exercising options in the event of death, disability or retirement to five years from the date of such event.

In April 2007, our shareholders approved the 2007 Long-Term Incentive Plan which broadened the types of awards available to stock options, stock grants, performance units, performance shares, restricted stock and restricted stock units.

Under our 2007 Long-Term Incentive Plan, options become immediately exercisable in full if any of the following happen within two (2) years after a change in control:

- the participant's employment is terminated without cause;
- the participant terminates employment with good reason; or
- the participant's employment terminates under circumstances that entitle the participant to benefit under the participant's change in control agreement (more fully described in the section entitled "Potential Payments Upon Termination or Change In Control – Payments Upon Change In Control" on page 41 of this proxy statement).

Under the 2007 Long-Term Incentive Plan, outstanding stock options or stock appreciation rights also become immediately exercisable in full:

- if we are the surviving entity in a merger and do not make any adjustments necessary to preserve the value of participants' outstanding stock options or stock appreciation rights; or

- if we are not the survivor and the surviving entity does not assume the obligations under the 2007 Long-Term Incentive Plan.

The Compensation Committee may, in its sole discretion, determine that, upon a change in control, a cash payment may be made for any outstanding stock options or stock appreciation rights granted under this plan. The amount payable would be equal to the excess of the fair market value of a share of common stock prior to the change in control over the exercise price of the stock option or stock appreciation right. If a cash payment is made, each related stock option or stock appreciation right would terminate and the participant would have no further rights except the right to receive the cash payment.

As of December 31, 2009, there was an aggregate maximum of 38,489 shares of common stock available for the grant of options under the 2001 and 2004 Plans and the 2007 Long-Term Incentive Plan.

At the Annual Meeting, the Corporation is seeking shareholder approval to adopt a new 2010 Long-Term Incentive Plan. See "Proposal 3 – To Approve the Adoption of the Bryn Mawr Bank Corporation 2010 Long-Term Incentive Plan" beginning at page 51 of this proxy statement for more information and a summary of the proposed plan.

Grants of Plan-Based Awards Table

The Compensation Committee awarded grants in 2009 as set forth in the table below:

Name and Principal Position	Grant Date	All Other Option Awards-Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards
Frederick C. Peters II, Principal Executive Officer	8/21/09	23,000	$18.27	$4.42
J. Duncan Smith, Principal Financial Officer	8/21/09	11,500	18.27	4.42
Alison E. Gers, Executive Vice President of the Bank	8/21/09	11,500	18.27	4.42
Joseph G. Keefer, Executive Vice President of the Bank	8/21/09	11,500	18.27	4.42
Francis J. Leto, Executive Vice President of the Bank	8/21/09	11,500	18.27	4.42

Each option granted in August 2009 has an exercise price of $18.27 per share, the last sales price reported by the NASDAQ Global Market on August 20, 2009. Each of those options vests at the rate of 20% per year beginning August 21, 2010. Each of those options expires on August 21, 2019 if it is not exercised, forfeited or terminated.

Outstanding Equity Awards Table

The following table summarizes the outstanding equity compensation awards of the named executive officers at December 31, 2009. The stock awards columns of the table are not included here because we have not granted any stock awards.

Name & Principal Position	Option Awards				
	Number of Securities Underlying Unexercised Options (#)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date
	Exercisable	Unexercisable			
Frederick C. Peters II, Principal Executive Officer	30,000		0	12.45	4/17/2011
	20,000		0	16.25	4/16/2012
	20,000		0	18.46	4/15/2013
	4,000		0	17.85	5/16/2013
	24,000		0	20.47	4/23/2014
	30,000		0	18.91	5/12/2005
	24,000		0	21.21	12/12/2015
	7,200(1)	10,800(2)	0	22.00	8/29/2017
	3,600(3)	14,400(3)	0	24.27	8/18/2018
	—	23,000(11)	0	18.27	8/21/2019
	162,800	48,200			
J. Duncan Smith, Principal Financial Officer	15,000		0	$18.91	5/12/2015
	12,000		0	$21.21	12/12/2015
	3,600(4)	5,400(4)	0	$22.00	8/29/2017
	1,800(5)	7,200(5)	0	$24.27	8/18/2018
	—	11,500(10)	0	$18.27	8/21/2019
	32,400	24,100			
Alison E. Gers, Executive Vice President of the Bank	8,000		0	$15.15	6/21/2011
	8,000		0	$18.32	5/17/2012
	9,000		0	$17.85	5/16/2013
	10,000		0	$20.47	4/23/2014
	15,000		0	$18.91	5/12/2015
	12,000		0	$21.21	12/12/2015
	3,600(4)	5,400(4)	0	$22.00	8/29/2017
	1,800(5)	7,200(5)	0	$24.27	8/18/2018
	—	11,500(10)	0	$18.27	8/21/2019
	67,400	24,100			
Joseph G. Keefer, Executive Vice President of the Bank	2,000		0	$10.50	5/19/2010
	5,000		0	$15.15	6/21/2011
	6,000		0	$18.32	5/17/2012
	9,000		0	$17.85	5/16/2013
	10,000		0	$20.47	4/23/2014
	15,000		0	$18.91	5/12/2015
	12,000		0	$21.21	12/12/2015
	3,600(4)	5,400(4)	0	$22.00	8/29/2017
	1,800(5)	7,200(5)	0	$24.27	8/18/2018
	—	11,500(10)	0	$18.27	8/21/2019
	64,400	24,100			
Francis J. Leto, Executive Vice President of the Bank	2,000		0	$16.25	4/16/2012
	2,000		0	$18.46	4/15/2013
	1,000		0	$17.85	5/16/2013
	3,000		0	$20.47	4/23/2014
	3,500		0	$18.91	5/12/2015
	3,500		0	$21.21	12/12/2015
	1,400(6)	2,100(7)	0	$22.00	8/29/2017
	1,053(8)	4,211(9)	0	$24.27	8/18/2018
	—	11,500(10)	0	$18.27	8/21/2019
	17,453	17,811			

(1) 3,600 vested on August 29 of each of 2008 and 2009.
(2) 3,600 will vest annually on August 29 of each of 2010, 2011 and 2012.
(3) 3,600 vested on August 18, 2009 and will vest annually on August 18 of each of 2010, 2011, 2012 and 2013.
(4) 1,800 vested on August 29, 2009 and will vest annually on August 29 of each of 2010, 2011 and 2012.
(5) 1,800 vested on August 18, 2009 and will vest annually on August 18 of each of 2010, 2011, 2012 and 2013.
(6) 700 vested on August 29, 2009.
(7) 700 will vest annually on August 29 of each of 2010, 2011 and 2012.
(8) 1,053 vested on August 18, 2009.
(9) 1,053 will vest annually on August 18 of each of 2010, 2011, 2012 and 2013.
(10) 2,300 will vest annually on August 21 of each of 2010, 2011, 2012, 2013 and 2014.
(11) 4,600 will vest annually on August 21 of each of 2010, 2011, 2012, 2013 and 2014.

Option Exercises and Stock Vested

No stock options were exercised and no restricted stock, stock appreciation rights or other equity-based awards were granted to any named executive officers, and none vested, in 2009. See the Outstanding Equity Awards Table above with regard to stock options which vested in 2009.

RETIREMENT BENEFITS

Pension Benefits Table

The following table shows the present value of accumulated benefits payable to each of the named executive officers, including the number of years of credited service to each named executive officer under our Pension Plan and Supplemental Plans determined using interest and mortality rate assumptions consistent with those used in our financial statements.

Name and Principal Position	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Frederick C. Peters II,	Pension Plan	7.25	$199,687	$0
Principal Executive Officer	Supplement Plan I	7.25	159,330	0
	Supplemental Plan II	9	150,024	0
J. Duncan Smith,	Pension Plan	3.25	54,005	0
Principal Financial Officer	Supplement Plan I	3.25	3,277	0
	Supplemental Plan II	5	10,656	0
Alison E. Gers,	Pension Plan	10.25	165,524	0
Executive Vice President of the Bank	Supplement Plan I	10.25	7,111	0
	Supplemental Plan II	12	33,893	0
Joseph G. Keefer,	Pension Plan	17.25	265,277	0
Executive Vice President of the Bank	Supplement Plan I	17.25	63,161	0
	Supplemental Plan II	19	2,007	0
Francis J. Leto,	Pension Plan	0	0	0
Executive Vice President of the Bank	Supplement Plan I	0	0	0
	Supplemental Plan II	0	0	0

401(k) Plan

An employee becomes eligible to participate in the 401(k) Plan on January 1, April 1, July 1 or October 1 following six months with at least 500 hours of service. A participant may elect to have his/her compensation reduced and contribute the amount of the reduction on his/her behalf to the 401(k) Plan in an amount from 1% to 16% of his/her compensation subject to applicable yearly dollar limitations (catch up contributions are also permitted). The 16% compensation limit was removed effective January 1, 2010. Quarterly, we make a dollar-for-dollar matching contribution of up to 3% of each participant's base compensation. In any 401(k) Plan year we may make contributions to the participants' discretionary accounts in the 401(k) Plan from our net profits. Employees may invest their account balances in up to fifteen outside independent mutual funds, and an investment in our common stock.

As of December 31, 2009, the 401(k) Plan's related trust held 137,604 shares of our common stock for the benefit of 164 participants. Each participant may elect to receive payment in cash or our common stock.

On February 12, 2008, the Board authorized amendments to the plan to permit the Corporation, in its discretion, to make a special class of quarterly, immediately vested, nonforfeitable, non-matching contributions as a uniform percentage of each plan participant's Plan Compensation (as defined in the plan). These are called special contributions and management is permitted, in its discretion, to determine the amount of special contributions, if any, from time to time, up to 3% of employees' gross compensation. A special contribution of 3% was made to the 401(k) plan for each named executive officer on a quarterly basis throughout 2009.

Pension Plan

Certain of our employees have participated in our Pension Plan, which is a defined benefit, qualified, non-contributory pension plan. The Pension Plan was frozen effective March 31, 2008. No new employees have been eligible to participate in the Pension Plan since March 31, 2008, and compensation paid to and service completed by all Pension Plan participants after March 31, 2008 is disregarded in computing accrued benefits under the plan. Benefits under the Pension Plan are paid from a trust and the Bank is the trustee. At retirement, benefits under the Pension Plan are paid monthly. The Pension Plan does not provide for any lump sum payment of benefits unless the present value of accumulated benefits is less than $5,000. The Pension Plan remains adequately funded and no contribution was required for 2009 based on ERISA funding requirements. The net periodic pension cost is computed on the basis of accepted actuarial methods, which include the current year service cost, and reported in accordance with Generally Accepted Accounting Principles.

Benefits paid by the Pension Plan are based on the participant's highest average consecutive five-year annual compensation during the ten year period ending on March 31, 2008 (the date the Pension Plan was frozen). Annual compensation is the basic rate of salary paid to a participant, including bonus, overtime and commissions. The normal retirement age is 65. A participant may elect early retirement at age 55 with fifteen years of service. Under the Pension Plan, the normal retirement benefit at age 65 is equal to the sum of the participant's past service benefit and future service benefit under the Pension Plan. The future service benefit is 1.3% of average annual compensation times years of benefit service, beginning with 1989 (with no maximum number of years), plus 0.5% of average annual compensation in excess of covered compensation times years of benefit service beginning with 1989 (with a maximum of thirty-five such years minus years of benefit service before 1989). Under the Pension Plan, covered compensation is the average of the taxable wage bases in effect under Section 230 of the Social Security Act for each calendar year in the thirty-five year period ending with the calendar year in which a participant reaches his social security retirement age.

If the participant retires between the ages of 55 and 62, the amount of the benefits is reduced on a sliding scale. For retirement at age 55, the participant is entitled to 62.3% of the accrued benefits. If a participant retires at age 62 the participant is entitled to 100% of the accrued benefit. Credited years of service under the Pension Plan cannot exceed the participant's actual years of service.

Supplemental Employee Retirement Plans

We maintain two non-qualified, defined benefit pension plans designed to supplement the benefits earned by certain participants under our qualified Pension Plan. These two plans are our Supplemental Employee Retirement Plan and our Supplemental Employee Retirement Plan for Select Executives.

First Supplemental Plan. In January 1989, we adopted the First Supplemental Plan which we most recently amended effective January 1, 2009. Federal law places certain limitations on the amount of compensation which can be taken into account and the retirement income that can be paid under a pension plan qualified under the Code, such as our Pension Plan. The First Supplemental Plan is a non-qualified plan which was adopted to provide the additional benefit to affected Pension Plan participants which would have been provided under the Pension Plan but for those limitations, as well as to take into account bonuses deferred by Pension Plan participants under the Deferred Bonus Plan for Executives, which amounts are not taken into account as compensation under the Pension Plan's benefit formula. However, the First Supplemental Plan was frozen effective March 31, 2008, consistent with the freeze of the Pension Plan as of that date.

Second Supplemental Plan. Our Second Supplemental Plan was effective April 1, 2008, as amended January 1, 2010, for the benefit of ten senior management level officers including our named executive officers, except for Mr. Leto. The purpose of the Second Supplemental Plan is to provide its participants with the full level of benefits which would have been provided to them had the qualified Pension Plan not been frozen, and without regard to the limitations on the amount of compensation which can be taken into account and the retirement income which can be provided under a qualified pension plan. The benefit payable to a participant at retirement under the Second Supplemental Plan will be computed under the Pension Plan formula, based on all service and compensation, without regard to the freeze or such limitations, and counting as compensation any bonuses deferred under the Deferred Bonus Plan for Executives, but reduced by the benefits actually accrued by the participant under the frozen Pension Plan and the frozen First Supplemental Plan, and the actuarial equivalent value of the Special Contributions of up to 3% of base salary allocated to the participant under the 401(k) Plan (plus or minus cumulative earnings or losses on those contributions).

None of the named executive officers is currently eligible for early retirement under the Pension Plan or these Supplemental Plans.

NONQUALIFIED DEFERRED COMPENSATION

The following table shows information regarding deferred compensation for the named executive officers under our Deferred Bonus Plan for Executives for the year ending December 31, 2009.

Name and Principal Position	Executive Contributions in 2009 ($)	Registrant Contributions in 2009 ($)	Aggregate Earnings in 2009 ($)(2)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at 2009 Year-End ($)
Frederick C. Peters II, Principal Executive Officer	$0	$0	$21,090	$0	$ 89,251(1)
J. Duncan Smith, Principal Financial Officer	0	0	2,523	0	9,935
Alison E. Gers, Executive Vice President of the Bank	0	0	11,285	0	117,636
Joseph G. Keefer, Executive Vice President of the Bank	0	0	0	0	0
Francis J. Leto, Executive Vice President of the Bank	0	0	0	0	0

(1) Includes the value of 191 phantom stock units held in the Deferred Bonus Plan for Executives.

(2) No portion of these earnings were reported on the Summary Compensation Table as they did not result from above-market interest rates.

Deferred Bonus Plan for Executives

Our Deferred Bonus Plan for Executives is a non-qualified plan. The funds are held in a trust administered by the Bank's Wealth Management Division. Under the plan, the participating executives may earn yields on their deferred compensation based on the yields on one or more different investment funds. For this purpose, participants may select among up to fourteen outside independent mutual funds and an investment in our common stock. Choosing the latter creates phantom stock. A share of phantom stock is economically equivalent to one share of common stock, but the holder does not have the right to receive an actual share of stock or to vote the phantom stock unit. The rates of return provided by the mutual funds for the investment options for the year 2009 ranged from 0.59% for the money market asset category to 47.29% for the large cap value asset category. The rate of return on our stock was a negative (24.93%). The rate of return, positive or negative, on the investment options is based on the actual performance of the mutual funds or our common stock. Each executive officer who participates in the plan may defer the receipt of his deferred compensation until (a) January of the following year, (b) retirement or other separation from employment, or (c) age 65 if he or she retires at an earlier age under the Pension Plan or the Supplemental Plans. In certain very limited circumstances involving a hardship, as defined in the Deferred Bonus Plan, a participant may request withdrawal of his/her deferred compensation. The right to receive future payments under the plan is an unsecured claim against our general assets.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The information below summarizes the compensation and benefits for each of our named executive officers in the event of a termination of the named executive officer's employment. Amounts shown are estimates and the actual amounts to be paid can only be determined at the time of the named executive officer's termination of employment.

Payments upon Termination for Cause

If we terminate a named executive officer for cause as defined in the applicable incentive compensation plans, then the named executive officer forfeits all vested and unvested stock option awards. Cause means personal dishonesty, willful misconduct, breach of fiduciary duty, intentional failure to perform stated duties, the willful violation of any law, rule or regulation that results in a loss to us or violation of any judicial order or violation of any confidentiality, non-competition or non-solicitation provision in any agreement with us or any of our subsidiaries. Upon termination for cause, the named executive officer is entitled to receive the following amounts:

- salary through the date of termination;
- salary in lieu of unused paid time off; and
- amounts contributed and accrued under our Deferred Bonus Plan for Executives.

Payment upon Termination Other Than for Cause

If we terminate a named executive officer for reasons other than cause, or the named executive officer voluntarily terminates employment, then in addition to the amounts identified above under "Payments Upon Termination for Cause," the named executive officer is entitled to:

- retain all vested stock options (but unvested options become null and void);

- severance benefits, if the executive's position has been eliminated or the executive is terminated without cause. Salary continuation benefits payable to the named executive officers are based on a formula of two weeks severance pay for each year of employment, with a minimum of six months salary continuation and a maximum of one-year salary continuation. We also continue medical benefits during the period when the salary continuation payments are made. The severance pay policy is not based on merit and does not apply if an executive is terminated for lack of performance. We retain discretion whether to pay these benefits.

If we terminate Mr. Peters' employment for reasons other than cause (absent a change in control), then he is entitled to receive an amount equal to his full salary in effect on the date of termination in bi-weekly installments for two years or until his 65th birthday, whichever occurs first.

Payments upon Retirement

When the named executive officer retires, in addition to the items identified above, the named executive officer is entitled to the following:

- vesting of all outstanding options issued pursuant to the 2001 and 2004 Plans, which need to be exercised within five years after retirement (or the expiration of the option period, if shorter). Currently, all outstanding options issued under the 2001 and 2004 Plans are fully vested; and
- outstanding options issued under the 2007 Long-Term Incentive Plan will vest pursuant to the respective grant and vesting schedule approved by the Compensation Committee.

Payments upon Death

If a named executive officer dies, then in addition to the benefits listed beginning on page 41 of this proxy statement under the headings "Potential Payments Upon Termination or Change in Control – Payments upon Termination other than for Cause" and "– Payments upon Retirement," the named executive officer's beneficiary will receive a benefit payment under our life insurance plan equal to two times the officer's salary or $200,000, whichever is less.

Pension Plan and Supplemental Plans

If a named executive officer's employment is terminated, the named executive officer retains the amounts accrued and vested under our Pension Plan and would receive the same pension benefits as would any other employee. A named executive officer is only eligible for payments under the Supplemental Plans in the event that he or she remains employed by the Bank at the earlier of his or her death or permanent disability, the attainment of his or her normal retirement age under the Pension Plan (age 65), or the attainment of his or her early retirement age (age 55 with fifteen years of credited service). However, the change in control agreements we have entered into with our named executive officers may make the executive officer eligible for increased benefits under the Supplemental Plans if employment is terminated within two years after a change in control of the Corporation. Please refer to footnote 3 to the Change in Control Benefits Table on page 45 of this proxy statement. The present value of the accumulated benefits under our Pension Plan and Supplemental Plans for each named executive officer is set forth in the Pension Benefits Table on page 38 of this proxy statement.

The following table shows the aggregate dollar amounts that would have been paid to each of the named executive officers if his or her employment were terminated as of December 31, 2009 for each of the following reasons (absent a change in control of the Corporation). The table assumes that each officer was also paid all salary and other benefits through the date of termination of employment.

Name and Principal Position	Termination for Cause ($)	Termination Other than for Cause[1] [15] ($)	Voluntary Termination[15] ($)	Death[2] ($)	Disability[3][15] ($)
Frederick C. Peters II, Principal Executive Officer	$0	744,456[4]	$ 0	$509,041[8]	$185,658[13]
J. Duncan Smith, Principal Financial Officer	0	108,315[5][6]	0	67,938[9]	0
Alison E. Gers, Executive Vice President of the Bank	0	109,989[5][6]	0	206,528[10]	0
Joseph G. Keefer, Executive Vice President of the Bank	0	159,863[5][7]	0	330,445[11]	330,445[14]
Francis J. Leto, Executive Vice President of the Bank	0	307,514[5][16]	300,000[12]	0	0

(1) For cases other than termination due to death or disability.

(2) This column shows only the present value of the accrued benefit for the executive on termination for death. Payments other than insurance would be paid out in the form of a monthly pension payment. Payments under the Supplemental Plans or Pension Plan for participants who have not yet reached normal or early retirement age will be paid in a monthly pension payment at the time the participant would have reached eligibility for normal or early retirement. Each executive is also entitled to a one-time $200,000 death benefit payable by the insurance provider under term life insurance policies we have purchased for each executive, if he or she dies while employed by us.

(3) This column shows only the cash payments we are obligated to make to an executive on termination for disability. Each executive, other than Mr. Leto, is also covered by a disability insurance policy that will pay a benefit of 70% of base monthly salary to a disabled executive. Please refer to the section titled "Potential Payments Upon Termination or Change in Control – Payments Upon Disability" on page 44 of this proxy statement for a more complete description of the benefit, which is payable for an indeterminate period.

(4) This includes the aggregate dollar amount of Mr. Peters' annual salary in effect on the date of the termination, payable in bi-weekly installments for two years. This severance payment is provided for in Mr. Peters' employment contract. It also includes medical/dental payments for six months in accordance with our severance policy (see footnote 5).

(5) Severance and medical/dental payments are calculated in accordance with our policy on severance pay as in effect on December 31, 2009. The policy provides that a decision to pay severance is at our discretion. The amounts we may pay may change at any time, or we may terminate the severance policy at any time.

(6) Includes severance payments equal to six months of salary, and six months of medical and dental coverage expense (see footnote 5).

(7) Includes severance payments equal to 38 weeks of salary, and 38 weeks of medical and dental coverage expense (see footnote 5).

(8) In addition to the $200,000 one-time death benefit described in footnote 2 above, Mr. Peters would be entitled to the listed amount in pension benefit payments that would become payable to Mr. Peters' wife upon the date Mr. Peters would have turned 65, assuming his wife survives to that date.

(9) In addition to the $200,000 one-time death benefit described in footnote 2 above, Mr. Smith would be entitled to the listed amount in pension benefit payments that would become payable to Mr. Smith's wife upon the date Mr. Smith would have turned 65, assuming his wife survives to that date.

(10) In addition to the $200,000 one-time death benefit described in footnote 2 above, Ms. Gers would be entitled to the listed amount in pension benefit payments that would become payable to Ms. Gers' husband upon the date Ms. Gers would have turned 65, assuming her husband survives to that date.

(11) In addition to the $200,000 one-time death benefit described in footnote 2 above, Mr. Keefer would be entitled to the listed amount in pension benefit payments that would become payable to Mr. Keefer's wife upon the date Mr. Keefer would have turned 65, assuming his wife survives to that date.

(12) Pursuant to Mr. Leto's restrictive covenant agreement with the Bank, the Bank may bind Mr. Leto to the restrictive covenants in the agreement upon his voluntary termination upon payment equal to one year's salary plus a bonus equal to the average of the bonuses paid to Mr. Leto for the two years prior to termination. This is not an automatic payment, but is instead paid at the option of the Bank.

(13) Represents the cash payment we are obligated to make, in addition to the disability insurance benefits indicated in footnote 3, equal to Mr. Peters' full salary for the 180-day elimination period under the disability insurance policy. If we cease to provide long-term group disability insurance, we are only obligated to pay his full salary through the last day of the month after his receipt of a notice of termination.

(14) Represents the pension benefit payments due to Mr. Keefer, in addition to the disability insurance benefits indicated in footnote 3, upon his total and permanent disability. Mr. Keefer would be eligible to start drawing the pension at age 55, and would be credited with imputed service for purposes of the benefit formula until age 55 as if he had still been working (thereby increasing the benefit amount). Alternatively, Mr. Keefer could elect to defer the pension until age 65, and the imputed service would continue to grow until the earlier of age 65 or the date he ceased to be totally and permanently disabled.

(15) Salaries used in calculating the amounts in the table are based on the named executive officer's base salary at December 31, 2009.

(16) Includes severance payments pursuant to Mr. Leto's restrictive covenant agreement with the Bank equal to one year's salary plus a bonus equal to the average of the bonuses paid to Mr. Leto for the two years prior to termination, as well as one year of medical and dental coverage expense (see footnote 5).

Payments upon Disability

If a named executive officer becomes disabled, then in addition to the benefits listed under the headings "Potential Payments Upon Termination or Change in Control – Payments upon Termination other than for Cause" and "– Payments upon Retirement," beginning on page 41 of this proxy statement, the named executive officer, other than Mr. Leto, will be entitled to a periodic benefit for an indeterminate period equal to 70% of the officer's base monthly income. Pursuant to the terms of Mr. Peters' employment agreement, if his employment had terminated on December 31, 2009 due to his disability, he would have been entitled to the payment of his full salary for the 180-day elimination period under the disability insurance policy.

Payments Upon Change of Control

We have entered into change in control agreements with each named executive officer. The agreements contain a double trigger for payments. A change of control must occur and the executive officer must be terminated either (a) without cause by us; or (b) by the executive officer for good reason at any time during the two years following the change of control. "Change of control" is defined under the agreements as (a) the acquisition by any person or group of twenty-five percent or more of our outstanding common stock, or (b) incumbent members of our Board cease to be at least a majority of the Board. Benefits under the change in control agreements are listed in the following table.

Change in Control Benefits[1]

Name	3x Salary[5]	Cash Payment for Options[2]	Discretionary Bonus	Present Value of Increased Pension Benefit[3]	Welfare Benefits[4] for Three Years	Unused Paid Time Off	Career Counseling Services
Frederick C. Peters II, Principal Executive Officer	$1,111,104	$79,200	$100,000	$171,974	$49,079	$19,157	$15,000
J. Duncan Smith, Principal Financial Officer	627,120	—	53,000	50,499	31,542	14,016	15,000
Alison E. Gers, Executive Vice President of the Bank	637,164	—	60,000	54,559	33,847	11,392	15,000
Joseph G. Keefer, Executive Vice President of the Bank	633,513	9,180	49,000	53,358	36,338	8,495	15,000
Francis J. Leto, Executive Vice President of the Bank	720,000	—	60,000	0	25,003	23,908	15,000

(1) The table assumes that a change in control occurred and the named executive officer's employment with the Corporation terminated as of December 31, 2009. The table further assumes that the Compensation Committee awarded the named executive officer the bonus for the named executive officer's performance in 2009 listed in the Summary Compensation Table set forth on page 33 of this proxy statement. The table further assumes that the named executive officer does not obtain employment within three years after his or her termination of employment and welfare benefits and outplacement services are not reduced. Because the assumed termination date is December 31, 2009, the named executive officer is assumed to have received all salary through the date of termination and any 401(k) contribution.

(2) Based on the difference between the price of our common stock on December 31, 2009 of $15.09, the last business day prior to the assumed termination of employment, and the exercise price of the options listed in the Outstanding Equity Awards Table beginning on page 36 of this proxy statement.

(3) Represents the present value of a non-qualified pension benefit under our Supplemental Plans for three years of credited service. 2009 standard actuarial assumptions were used to calculate the present value of each individual's increased pension benefit, including a discount rate of 6.00%, assumed retirement age of 65 and the 2009 mortality tables under the Pension Protection Act of 2006.

(4) Welfare benefits include the cost of continuation of medical, dental, life and disability insurance benefits for 36 whole months after the termination date, on the cost-sharing basis in effect immediately prior to the change of control.

(5) Calculated based on the named executive officer's base salary at December 31, 2009.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers to file reports of their holdings of our common stock with the SEC and with the Nasdaq Global Market on which our common stock is traded. Based on our records and other information available to us, we believe that, except as set forth below, no person who was a director, officer or beneficial owner of more than ten percent of any class of equity securities of the Corporation registered pursuant to Section 12 of the Exchange Act at any time during the fiscal year ended December 31, 2009, or prior fiscal years, failed to file on a timely basis any Forms 3, 4 or 5, or any amendments thereto, required to be filed pursuant to Section 16(a) of the Exchange Act, except as may have previously been disclosed.

Due to an administrative error made on his March 10, 2003 Form 4, Loyal B. Taylor, Jr. mistakenly reported indirect beneficial ownership of 1,238 shares of common stock that he had gifted to two trusts outside of his control, and for which he does not report indirect beneficial ownership of shares. Additionally, during the period from December 2007 to September 2009, Mr. Taylor acquired direct and indirect beneficial ownership interest in certain shares of common stock that were acquired in a total of twenty quarterly dividend reinvestment transactions executed by Mr. Taylor's broker without Mr. Taylor's permission and against his instruction. Since Mr. Taylor was unaware of the transactions when they occurred, he was unable to timely report them. Two Forms 4/A were filed on December 31, 2009 to correct these errors.

TRANSACTIONS WITH RELATED PERSONS

Some of our directors and executive officers, members of their immediate families and the companies with which they are associated were our customers and had banking transactions with us in the ordinary course of our business during 2009. All loans and commitments to lend were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other non-affiliated customers. In our opinion, the loans and commitments did not involve more than a normal risk of collectability or present other unfavorable features.

George W. Connell, Jr. was employed by us during 2009 as a Senior Vice President in the Bank's Wealth Management Division. We paid Mr. Connell total compensation of approximately $155,415.16 in 2009 which includes salary, commissions, benefits and 401(k) contributions made by the Bank. Mr. Connell also received 925 stock options in 2009 with a grant date fair value of $4,088.50 when computed in accordance with FASB ASC Topic 718. Mr. Connell's father, George W. Connell, Sr., is a holder of more than 5% of our common stock.

Bruce G. Leto, a brother of our director and Executive Vice President Francis J. Leto, is a partner of and on the board of directors of Stradley Ronon Stevens & Young, LLP, a law firm headquartered in Philadelphia, Pennsylvania. The firm provides legal services to the Corporation and Bank for which the firm received approximately $536,254.90 in fees during 2009. Bruce Leto's indirect interest in these fees was approximately $19,305.18, computed without regard to the amount of profit or loss.

Our Audit Committee Charter requires our Audit Committee to approve certain related party transactions. Our written Policy on Related Party Transactions establishes procedures for the Audit Committee's review and approval of related party transactions other than excepted transactions and preapproved transactions. Transactions available to all employees generally and transactions involving less than $120,000 when aggregated with all similar transactions in any calendar year are excepted transactions. The following types of transactions are preapproved transactions:

- compensation payable to directors or officers if reportable under Item 402 of the SEC's Regulation S-K;
- compensation payable to an immediate family member of another director or executive officer, if approved by the Compensation Committee;
- transactions with another company (including charitable contributions, grants or endowments to a charitable organization) at which a related person's only relationship is as an employee (other than executive officer), director or less than 10% owner, if the aggregate amount involved does not exceed $200,000 or 5% of that company's total revenues; and
- routine banking relationships that otherwise comply with banking laws and regulations.

The Audit Committee is to apply the following standards when it reviews related party transactions for approval:

- whether the transaction is on terms no less favorable to the Corporation than terms generally available with an unaffiliated third party under similar circumstances;
- the extent of the related person's interest in the transaction; and
- other factors the committee deems appropriate.

For loan transactions, our written Regulation O Policy requires the Executive Committee to review and approve loan transactions with directors, executive officers and their related interests in accordance with the standards established by Federal Reserve Board Regulation O.

AUDIT COMMITTEE REPORT

Management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of our consolidated financial statements in accordance with generally accepted accounting principles. Our independent registered public accounting firm is responsible for auditing those financial statements. The Audit Committee's responsibility is to monitor and review these processes, acting in an oversight capacity relying on the information provided to it and on the representations made by management and the independent registered accounting firm.

In connection with the preparation and filing of our Annual Report on Form 10-K for the year ended December 31, 2009, the Audit Committee (a) reviewed and discussed the audited financial statements with our management, (b) discussed with KPMG LLP ("KPMG"), our independent registered public accounting firm, the matters required to be discussed by Statement on Auditing Standards No. 61 (as modified or supplemented), (c) discussed the independence of KPMG with KPMG, and (d) has received and reviewed the written disclosures and the letter from KPMG required by Independence Standards Board Standard No. 1 (as modified or supplemented) regarding KPMG's communications with the Audit Committee concerning independence and has discussed with KPMG its independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the year ending December 31, 2009 to be filed with the SEC.

Respectfully submitted:
Scott M. Jenkins, Chair
Thomas L. Bennett
Britton H. Murdoch
B. Loyall Taylor, Jr.

PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

A proposal will be presented at the Annual Meeting to ratify the February 26, 2010 appointment by the Board of Directors of KPMG as the Corporation's independent registered public accounting firm for 2010. KPMG served as the Corporation's independent registered public accounting firm in 2009.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our Audit Committee has appointed KPMG as the independent registered public accounting firm to audit our financial statements for the fiscal year ended December 31, 2009. KPMG audited our financial statements for the fiscal year ended December 31, 2009. A representative of KPMG is expected to be present at the Annual Meeting to answer questions and will have the opportunity to make a statement, if he or she so desires.

AUDIT AND NON-AUDIT FEES

The aggregate fees billed for professional services by KPMG in 2008 and 2009 for these various services were:

	2008	2009
Audit Fees	$387,285	$315,672
Audit Related Fees	50,440	270,200
Tax Fees	84,000	50,000
Total Fees	$521,725	$635,872

Services Provided by KPMG

Audit Fees. These are fees for professional services performed by KPMG in 2008 and 2009 for the integrated audit, including an audit of our financial statements and internal controls over financial reporting, and review of financial statements included in our Form 10-Q and Form 10-K filings.

Audit Related Fees. These are fees for services performed by KPMG in 2008 and 2009 that are reasonably related to the performance of the audit or review of our financial statements. This includes attestations by the independent registered public accounting firm, and consulting on financial accounting/reporting standards. In addition, for 2008 and 2009, KPMG's services included audits of the common trust funds managed by the Wealth Management Division. The increase in audit related fees in 2009 related to services KPMG rendered in connection with SEC filings and due diligence services.

Tax Fees. These are fees for professional services performed by the independent registered public accounting firm with respect to tax compliance, tax advice and tax planning. This includes preparation of our tax returns and our consolidated subsidiaries, tax research and tax advice.

Our Audit Committee has considered whether the provision of the non-audit services is compatible with maintaining the independence of KPMG and determined that to be the case.

Preapproval of Audit and Non-Audit Services

Under our Audit Committee charter, the Audit Committee is required to preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for us by the independent registered public accounting firm, subject to the de minimus exception for non-audit services under SEC regulations which are approved by the Audit Committee prior to completion. The Audit Committee may also delegate the ability to preapprove audit and permitted non-audited services to a subcommittee consisting of one or more members, provided that any pre-approvals are reported to the full committee at its next scheduled meeting. All services performed by KPMG for us during 2009 were preapproved by the Audit Committee.

In the event the selection of KPMG as our auditor for 2010 is not ratified by the affirmative vote of a majority of the shares of common stock represented at the Annual Meeting, the appointment of the Corporation's independent registered public accounting firm will be reconsidered by the Audit Committee and the Board.

Unless marked to the contrary, the shares represented by the enclosed Proxy will be voted FOR the ratification of KPMG as the independent registered public accounting firm of the Corporation.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF KPMG AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE CORPORATION.

PROPOSAL 3 – TO APPROVE THE ADOPTION OF THE BRYN MAWR BANK CORPORATION 2010 LONG-TERM INCENTIVE PLAN

Background

Our Board is recommending for shareholder approval the adoption of our 2010 Long-Term Incentive Plan (the "Plan") which provides for the grant of certain awards to employees, including our officers, officers of our subsidiaries, and our directors. Under the Plan, an amount equal to five percent of the outstanding shares of our common stock as of March 11, 2010, the Record Date, that is a maximum of 445,002 shares of our common stock, will be available for the grant of awards to the participants.

Acting on the recommendation of our Compensation Committee, our Board as of February 26, 2010, adopted the Plan subject to approval by our shareholders. The Board directed that the Plan be submitted to the shareholders for their approval at the Annual Meeting.

We intend to register the 445,002 shares on a registration statement on Form S-8 under the Securities Act of 1933 as soon as practicable after receiving shareholder approval.

Eligible Directors Interest

Because the directors are eligible to receive awards under the Plan, each of them has a personal interest in approval of this proposal. As of March 11, 2010, there were nine directors on the Board who will be eligible to participate in the Plan.

Summary Of The Plan

The following is a summary of the Plan and is qualified in its entirety by reference to the Plan, a copy of which is attached to this proxy statement as Appendix A.

Administration Of The Plan

The Plan is administered by our Compensation Committee, which is composed of four or more independent directors who are eligible to receive awards under the Plan. Subject to the terms of the Plan, and to such approvals and other authority as the Board may reserve to itself from time to time, the committee may adopt, amend, or rescind rules and regulations, and make other determinations for carrying out the Plan that the committee deems necessary or appropriate.

Purpose

The purpose of the Plan is to promote our success and enhance our value by providing long-term incentives to our directors and employees linking their personal interest to that of our shareholders. The Plan also increases our ability to motivate, attract and retain the services of employees and directors upon whose judgment, interest and special effort the successful conduct of our operations are largely dependent.

Eligibility

All employees and directors and those of our subsidiaries at the time of the grant of an award are eligible to receive awards under the Plan.

Awards

Awards under the Plan may be in any of the following forms: (a) incentive stock options; (b) non-qualified stock options (incentive stock options and non-qualified stock options are collectively called "options"); (c) stock appreciation rights ("SAR"); (d) dividend equivalents; (e) performance awards which may be either a number of shares of common stock ("performance shares") or a cash amount ("performance units"); (f) restricted stock, or (g) restricted stock units. Each award will be evidenced by an award agreement between us and the participant. The award agreement will set forth terms and conditions of the awards as determined by the Compensation Committee consistent with the terms of the Plan.

Performance Awards

General. Performance awards may be a right to receive a number of shares of common stock or a cash amount. The performance shares are of no value to a participant unless and until earned in accordance with the Plan.

Performance Goals. The committee determines the objective performance goals that must be met for performance awards. Performance goals may include or be based upon any of the following criteria:

- pretax operating profit;
- economic value added;
- consolidated profits expressed as a percent improvement from year to year or as a percentage of total revenue;
- earnings per share;
- return on capital;
- return on investment;
- return on shareholders' equity;
- internal rate of return;
- efficiency ratio;
- revenue;
- working capital;
- pre-tax segment profit;
- net profit;
- net interest margin;
- earnings before interest and taxes;
- earnings before interest, taxes, depreciation and amortization;
- return on assets;
- growth of loans and/or deposits;
- market share;

- business expansions;
- cash flow;
- stock price or performance; and
- total shareholder return.

Performance goals may be absolute in their terms or be measured against other comparable or similar companies. The committee, in its sole discretion, may modify the performance goals if it determines that circumstances have changed and modification is required to reflect the original intent of the performance goals. However, no change or modification may be made if it increases the amount of compensation payable to any participant who is a "covered employee" within the meaning of Code Section 162(m).

Other Terms and Conditions. The committee also determines the terms and conditions for any performance award which may include restrictions on the delivery of common stock payable in connection with the performance award and restrictions that could result in the future forfeiture of all or any part of common stock earned.

Non-Transferability. Participants may not sell, transfer, pledge or otherwise dispose of all or any portion of their performance awards during the performance period.

Stock Options And Stock Appreciation Rights

Types of Options. The committee may grant non-qualified options under the Plan. These options are not intended to be incentive stock options under the provisions of Section 422 of the Code. The committee also may grant incentive stock options. Incentive stock options will not be granted to any employee who owns, or is deemed under Section 422(d) of the Code to own, stock giving the employee more than ten percent of the total combined voting power of our stock. The fair market value of the shares for incentive stock options which become exercisable for the first time by any participant during any calendar year will not exceed $100,000.

Option Period. The option period will not exceed ten years after the date of grant unless the committee sets an earlier date.

Exercise Price. The exercise price of the stock option will not be less than the fair market value of a share of common stock on the day preceding the date the option is granted. A participant may pay the exercise price in cash, by delivery of other shares of our common stock owned by the participant or by a broker assisted cashless exercise.

Conditions of Exercise. The committee will determine the conditions of exercise and the vesting period. The committee may accelerate the vesting of any options.

Non-Transferability. A participant cannot transfer an option. Options can be transferred by will or the law of descent and distribution. During the participant's lifetime, the participant or his or her legal representative can exercise an option.

Termination of Employment. When a participant takes normal or late retirement, the participant's stock options may be exercised for a period of up to five years after the date of termination of his or her employment, but not later than ten years after the date of grant of the stock option. When a participant elects early retirement, is transferred in a spinoff or suffers a total and permanent disability, his or her stock options become null and void unless the Compensation Committee extends the exercise period of the stock options for up to five years after the date of the participant's termination of employment, not to exceed ten years from the date of grant of the stock option. When a participant dies, the participant's outstanding stock options will become immediately exercisable and may be exercised within five years after the date of death or the life of the option, whichever is less. If the options are non-qualified options, they must be exercised within one year after the date of death, unless the committee provides otherwise.

If a participant's employment terminates for any reason other than death, disability, retirement or cause, then, for options that are vested at the date of termination, the participant's stock options may be exercised within ninety days after the date of the termination of employment. If a participant's employment is terminated for cause, the participant's unexercised vested and unvested stock options become null and void immediately upon termination of employment and may not be exercised.

Repricing Prohibited. The Plan prohibits the repricing of stock options and SAR's.

Terms and Conditions of Stock Appreciation Rights. A SAR is the right to receive, upon exercise of that right, an amount equal to the difference between the fair market value of one share of common stock on the date of exercise and the exercise price for that right set by the committee on the date of grant. The committee establishes the terms and conditions of any SAR's. SAR's may be paid for in cash, shares of common stock or a combination of the two in the discretion of the committee. SAR's may be granted to participants either alone or in tandem with other awards, including performance awards, stock options and restricted stock. SAR's granted in tandem with incentive stock options must be granted at the same time as the incentive stock options are granted. SAR's granted in tandem with stock options will terminate when the related stock option terminates or is exercised. Freestanding SAR's generally are subject to terms and conditions similar to those for stock options, including the requirements of the maximum period and minimum price.

Restricted Stock And Restricted Stock Units

Restricted stock is common stock granted to a participant subject to terms and conditions, including a risk of forfeiture, established by the committee. A restricted stock unit is the right to receive one share of common stock at a future date subject to terms and conditions established by the committee, including a risk of forfeiture.

Terms and Conditions. The committee establishes the terms and conditions applicable to the award, including the period of time the restrictions will apply to the award. The period of time the restrictions will apply to an award is generally at least three years. However, if an award is based upon the attainment of performance goals, the minimum restriction period cannot be less than one year. Restricted stock will be represented by a stock certificate registered in the name of the participant. The participant will have the right to enjoy all shareholder rights during the restriction period, except that the participant will not be entitled to receive the stock certificate until the restriction period ends.

Non-Transferability. A participant may not sell, transfer or pledge the common stock during the restriction period unless a transfer by assignment is permitted by the restricted stock award agreement with the participant.

Forfeiture. A breach of any of the terms and conditions established by the committee for restricted stock will cause a forfeiture of the restricted stock and any dividends withheld.

Termination of Employment. If a participant terminates employment during the restriction period for the participant's restricted stock or restricted stock units, the awards are forfeited. The committee may provide for proration or full payout of awards in the event of a termination of employment because of normal or late retirement, early retirement with the consent of the committee, death, or total and permanent disability.

Dividend Equivalents

The committee may grant dividend equivalent rights, which are rights to receive an amount equal to the regular cash dividend paid on one share of common stock. Dividend equivalent rights may only be granted in connection with the grant of an award that is based on, but does not consist of, shares of common stock. The number of dividend equivalent rights cannot exceed the number of related stock based units. Dividend equivalents are subject to terms and conditions established by the committee. Dividend equivalents are payable in cash or shares of common stock, as determined by the committee, and may be paid currently or deferred.

Change In Control

Definition. The Plan defines "change in control" as (a) the acquisition by any person or group of direct or indirect beneficial ownership of fifty percent of the voting power of our outstanding common stock, (b) incumbent members of the Corporation's Board cease, for any reason, to constitute a majority of the Board during any two year period, (c) the sale or disposition of all or substantially all of our assets, (d) a merger or consolidation which does not result in the Corporation's securities outstanding immediately prior to the merger, continuing to represent at least fifty percent of the combined voting power of the surviving entity, or (e) our shareholders approve a plan of complete liquidation. For participants with a change in control agreement with us, a "change in control" for purposes of the Plan is determined by reference to the change in control definition in that agreement. Under our change in control agreements, a change in control means (a) the acquisition by any person or group of 25% or more of our outstanding common stock, or (b) incumbent members of the Corporation's Board cease to be at least the majority of the Board during any twenty-four month period.

Effect of a Change in Control. Upon a change in control, a pro rata portion of all outstanding performance awards under the Plan are payable ten days after the change in control. The amount payable is determined by assuming that one hundred percent of each performance award was earned at the target levels and then multiplying the earned amount by a fraction, the numerator of which is the number of months that have elapsed in the applicable performance period prior to the change in control and the denominator of which is the total number of months in the performance period.

Upon a change in control, restrictions on a pro rata portion of each participant's outstanding restricted stock and restricted stock units lapse and shares not previously distributed are distributed within ten days after the change in control. The pro rata portion of the shares to be distributed is calculated in the same manner as the pro rata portion of performance awards is calculated.

Upon a change in control, if the surviving entity does not assume our obligations under this Plan or replace the participant's outstanding stock options and SAR's with stock options and SAR's of equal or greater value, then each outstanding stock option and stock appreciation right granted under the Plan that has not been exercised or lapsed will become immediately exercisable in full.

In the event of a merger, consolidation, sale of our assets or liquidation, the committee, or the committee of any surviving entity, must either (a) make appropriate provisions for the protection of any outstanding stock based awards permitted under this Plan, or (b) declare that all performance awards are deemed earned, that the restriction period of all restricted stock and restricted stock units has been eliminated and that all outstanding stock options and SAR's will accelerate and become exercisable in full (subject to certain conditions specified in the Plan).

If a participant's employment is terminated without cause or the participant terminates employment for "good reason" within two years after a change in control, then outstanding stock options and SAR's that have not been exercised or lapsed will become immediately exercisable in full. "Good reason" means a material diminution in a participant's position, authority, duties or responsibilities, a reduction in salary, a material reduction in the participant's employee benefits or a relocation to a principal worksite more than forty miles further from the participant's primary residence than the participant's principal worksite immediately prior to the change in control.

Adjustment Provisions

The committee will make appropriate adjustments in the number of shares available for grant and in any outstanding awards, including the size of the award and the exercise price per share of stock options and SAR's, to give effect to adjustments made in the number of shares of common stock through a merger, consolidation, recapitalization, reclassification, combination, spin-off, common stock dividend, common stock split or other relevant change.

Shares Again Available

If any award is forfeited or canceled or settled for cash, the number of shares not issued under that award that were deducted from the common stock available under the Plan will be restored and may be again used for awards under the Plan.

Maximum Participant Award

During any consecutive thirty-six month period, a participant may not receive awards that would result in the participant acquiring: (a) stock options or SAR's for more than 100,000 shares of common stock; (b) more than 100,000 performance shares, shares of restricted stock or restricted stock units; (c) dividend equivalents greater than the number of shares of common stock the participant could receive in connection with the related stock based awards; or (d) performance units with a value exceeding $500,000.

In addition, during any consecutive thirty-six month period, a participant who is a non-employee director may not receive awards that, in total, could result in the participant or acquiring more than 50,000 shares of common stock.

Reduction Of Awards

The Plan provides for a reduction in awards if the excise tax imposed under Section 4999 of the Code on excess parachute payments results in the participant receiving less than the participant would otherwise receive. The reduction is to the amount which maximizes the present value of payments and distributions under the Plan which can be made without causing the payments to be subject to the excise tax.

Amendment And Termination

The Corporation's Board may amend or terminate the Plan at any time. No amendment will, without further approval of our shareholders, increase the total number of shares of common stock subject to the Plan or make any other change for which shareholder approval is required by law or under the Nasdaq Global Market rules.

Federal Income Tax Consequences

The federal income tax consequences for awards granted under the Plan will depend on the type of award. The following discussion provides only a general description of the application of federal income tax laws to certain awards under the Plan based on U.S. federal income tax laws in effect on the date of this proxy statement. The discussion is not intended as tax guidance to participants in the Plan. The summary does not address the effects of other federal taxes (including possible golden parachute or excise taxes) or taxes imposed under state, local or foreign tax laws.

Generally, we will be entitled to a deduction for federal income tax purposes at the same time and in the same amount as the ordinary income that a participant recognizes pursuant to awards, unless we are limited by Section 162(m) of the Code. Generally, ordinary income recognized by a participant who is an employee will be subject to tax withholding by us.

Incentive Stock Options. A participant who receives an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise. The exercise may subject the optionee to the alternative minimum tax. Upon a disposition of the shares more than two years after grant of the option and one year after exercise of the option in a transaction where a loss, if sustained, would be recognized, the participant will recognize long-term capital gain or loss equal to the difference between the sales price and the exercise price. If the holding periods are not satisfied, then if the sales price exceeds the exercise price, the participant will recognize capital gain equal to the excess, if any, of the sale price over the fair market value of the shares on the date of exercise and will recognize ordinary income equal to the difference, if any, between the lesser of the sales price or the fair market value of the shares on the exercise date and the exercise price. If the holding periods are not satisfied and if the sales price is less than the exercise price, the optionee will recognize a capital loss equal to the difference between the exercise price and the sales price.

Non-Statutory Stock Options. A participant does not recognize any taxable income at the time a non-statutory stock option is granted. Upon exercise, the participant recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Upon a disposition of the shares by the participant, any difference between the sales price and the exercise price, to the extent not already recognized as taxable income is treated as long-term or short term capital gain or loss depending on the holding period.

Stock Appreciation Rights. A participant who receives a SAR will not recognize income at the time of grant of the SAR. Upon exercise of a SAR, the participant must recognize ordinary income in an amount equal to the value of any cash or shares that the participant receives.

Restricted Shares; Restricted Share Units; Performance Units; Performance Shares; Dividend Equivalents. In general, a participant will not recognize income at the time of grant of restricted shares (i.e., shares which have not "vested"), restricted share units, performance units, performance shares or dividend equivalents unless the participant elects with respect to restricted shares to accelerate income taxation to the date of the award. In this event, a participant would recognize as ordinary income, an amount equal to the excess of the market value of the restricted shares over any amount the participant pays for them (in which case subsequent gain or loss would be capital gains or losses). In the absence of an election to accelerate income taxation with respect to restricted shares to the date of an award, a participant must recognize ordinary income equal to the market value of any "vested" restricted shares in excess of the amount paid for them valued at the date they "vest." Any cash or unrestricted shares that the participant receives would also be treated as ordinary income.

Section 409A of the Code. If an award constitutes "deferred compensation" under Section 409A of the Code, and the requirements of Section 409A of the Code are not satisfied, an award may be taxable to the participant at 20% above ordinary income tax rates at the time it becomes vested, together with interest at the federal underpayment rate plus 1%.

Payment Of Withholding

The Plan provides that we have the right to require a participant of any award under the Plan to pay us the amount necessary to satisfy our federal, state or local tax withholding obligations for the awards. In the discretion of the committee, we may withhold the number of shares necessary to satisfy our tax withholding obligation or the participant may deliver to us, owned and unencumbered shares of our common stock having a fair market value equal to or less than the required tax withholding with cash for any remainder.

Term Of The Plan

The Plan will remain in effect for ten years or until all of the shares of common stock subject to the Plan are distributed or the Plan is terminated by the Board as provided in the Plan.

The closing market price of our common stock on March 11, 2010 was $18.34 per share.

It is not possible at this time to determine the amounts of the awards that may be granted under the Plan in the future, assuming shareholder approval is obtained.

Equity Compensation Plan Information

Plan Category	A. Number of securities to be issued upon exercise of outstanding options	B. Weighted-average exercise price of outstanding options	C. Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (A)
Equity compensation plans approved by shareholders	1,013,396	$19.75	38,489
Equity compensation plans not approved by shareholders	—	—	—
Total	1,013,396	$19.75	38,489

Vote Required And Board Of Directors Recommendation

The majority vote of all votes cast, in person or by proxy, is required for approval of the Plan. Under Pennsylvania law, abstentions and broker non-votes, if any, will have no effect on determining whether the Plan has received the requisite number of affirmative votes.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE PLAN

PROPOSAL 4 – SHAREHOLDER PROPOSAL

The Corporation has been notified by Gerald R. Armstrong, 910 Sixteenth Street, No. 412, Denver, Colorado, of his intention to present a shareholder proposal at the Annual Meeting. Mr. Armstrong is the owner of 400 shares of Bryn Mawr Bank Corporation common stock. The proposal is set forth below in accordance with SEC Rules. **The Corporation is not responsible for the contents of the "RESOLUTION" or "STATEMENT" found below which were provided by Mr. Armstrong. The position of the Board of Directors and its recommendation immediately follows the proposal below.**

RESOLUTION

That the shareholders of BRYN MAWR BANK CORPORATION request its Board of Directors to take the steps necessary to eliminate classification of terms of the Board of Directors to require that all Directors stand for election annually. The Board declassification shall be completed in a manner that does not affect the unexpired terms of the previously-elected Directors.

STATEMENT

The proponent believes the current practice of electing staggered classes of the directors for four-year terms is not in the best interest of the corporation or its shareholders. Eliminating this staggered system increases accountability and gives shareholders the opportunity to express their views on the performance of each director annually. The proponent believes the election of directors is the strongest way that shareholders influence the direction of any corporation and our corporation should be no exception.

As a professional investor, the proponent has introduced the proposal at several corporations which have adopted it. In others, opposed by the board or management, it has received votes in excess of 70% and is likely to be reconsidered favorably.

The proponent believes that increased accountability must be given our shareholders whose capital has been entrusted in the form of share investments especially during these times of great economic challenge.

Arthur Levitt, former Chairman of The Securities and Exchange Commission said, "In my view, it's best for the investor if the entire board is elected once a year. Without annual election of each director, shareholders have far less control over who represents them."

While management may argue that directors need and deserve continuity, management should become aware that continuity and tenure may be best assured when their performance as directors is exemplary and is deemed beneficial to the best interests of the corporation and its shareholders.

The proponent regards as unfounded the concern expressed by some that annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by shareholders.

In the unlikely event that shareholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and reflect the need for change.

If you agree that shareholders may benefit from greater accountability afforded by annual election of all directors, please vote "FOR" this proposal.

Board of Directors Recommendation and Statement

The Board of Directors recommends that shareholders vote AGAINST this proposal for the following reasons:

The Board of Directors has carefully considered the proposal and the arguments in favor and against a classified board. Their review included consideration of the present state of financial services industry, the history of the classified board and current regional and national corporate practices relating to classified boards. After conducting the review, the Board concluded that at present the classified board system remains in the best interests of the Corporation and its shareholders.

Stability and Continuity. The Corporation's Board of Directors believes that a classified board enhances the stability and continuity of the Board of Directors. The Board believes that the Corporation's ability to succeed in producing long-term shareholder value requires long-term perspective, strategy, and planning. By electing only a portion of the directors each year, it ensures that the directors remaining have the requisite experience and knowledge of the Corporation's ongoing business and affairs to implement and focus on strategic long-term planning and goals. A sudden change in board composition could jeopardize our long-term plans.

Accountability. While the Corporation's directors hold four-year terms on a classified board, they have the same fiduciary and legal duties to the shareholders of Bryn Mawr Bank Corporation as directors elected on a yearly basis. It is the manner in which directors conduct themselves on the Board that drives corporate governance and not the frequency to which they are elected.

Independence. The Board believes that a classified board enhances director independence. By electing only a portion of the Board each year, directors are insulated from pressure by management or special interest groups that may have interest which are contrary to the best interests of shareholders.

Value Protection. A classified board also protects your company against unfriendly or unfavorable takeover proposals. If persons or entities of questionable intent or hostile to the long-term shareholder interests took a position in the Corporation which permitted them to determine the outcome of an election of directors in a yearly election regime, they could abruptly change the composure of the Board in a single year and thereby diminish shareholder value protections. However, a classified board would slow any change in board composition over the span of a couple of years. This would encourage any influences of questionable intent to negotiate with the Board and permit the Board to consider various alternatives, if available, and maximize shareholder value.

Vote Required. Assuming a quorum is present, the affirmative vote of a majority of the votes cast on the proposal at the Annual Meeting, whether in person or by proxy, is required for the approval of the proposal presented above. However, because this proposal is only a request, approval of the proposal will not automatically repeal the classified board. Eliminating the classified board would require an amendment to the Corporation's amended and restated articles of incorporation (which we refer to as the Corporation's "articles"). The Corporation's articles may be amended only by the affirmative vote of at least a majority of the outstanding shares of common stock entitled to vote. Eliminating the classified board would therefore require further action by the board to recommend board declassification, and then the shareholders to approve such recommendation.

THE BOARD RECOMMENDS A VOTE AGAINST THIS SHAREHOLDER PROPOSAL.

SHAREHOLDER PROPOSALS FOR 2011

Shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act for inclusion in the Corporation's proxy statement for its 2011 Annual Meeting of Shareholders must be received by the Corporation no later than November 25, 2010, which is 120 days prior to the first anniversary of the mailing date of this proxy statement. However, if the date of the 2011 Annual Meeting shall be changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the Corporation begins to print and send its proxy materials. Any such proposal and our obligation, if applicable, to include it in our proxy statement will be subject to Rule 14a-8 of the rules and regulations of the SEC. Shareholder proposals for nominees for directors must be submitted to the Chair, Nominating and Corporate Governance Committee, Board of Directors, Bryn Mawr Bank Corporation, P.O. Box 351, Bryn Mawr, PA 19010-3396. Any other proposals should be submitted by certified mail-return receipt requested to the attention of our Corporate Secretary, at our executive office at 801 Lancaster Avenue, Bryn Mawr, PA 19010-3396.

If a shareholder wishes to present a proposal at the 2011 Annual Meeting but does not intend to have such proposal included in the Corporation's proxy statement, and such proposal is properly brought before the 2011 Annual Meeting, then in accordance with Rule 14a-4 under the Exchange Act, if the shareholder has not provided notice of the proposal by February 8, 2011 (or if the date of the meeting has changed more than 30 days from the prior year, a reasonable time before the Company sends its proxy materials), we will have the right to exercise our discretionary voting authority on that proposal. The persons designated in the Corporation's proxy card will be granted discretionary voting authority with respect to any such shareholder proposal for which the Corporation does not receive timely notice.

OTHER BUSINESS

Management does not know at this time of any other matter which will be presented for action at the Annual Meeting. If any unanticipated business is properly brought before the Annual Meeting, the proxies will vote in accordance with their best judgment.

ADDITIONAL INFORMATION

A copy of our Annual Report for the fiscal year ended December 31, 2009, containing, among other things, financial statements examined by our independent registered public accounting firm, was mailed with this proxy statement on or about March 24, 2010, to the shareholders of record as of the close of business on March 11, 2010.

Upon written request of any shareholder, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, including the financial statements and schedules, required to be filed with the SEC may be obtained, without charge, from our Secretary, Robert J. Ricciardi, 801 Lancaster Avenue, Bryn Mawr, PA 19010-3396. The Annual Report on Form 10-K can also be obtained by going to the Corporation's website at www.bmtc.com on the Investor Relations – SEC Filings page and clicking on Latest 10-K .

By Order of the Board of Directors of Bryn Mawr Bank Corporation



ROBERT J. RICCIARDI
Secretary

APPENDIX A

BRYN MAWR BANK CORPORATION 2010 LONG-TERM INCENTIVE PLAN

ARTICLE I
ESTABLISHMENT OF THE PLAN

1.1 PLAN NAME. As of the Effective Date, the name of this plan shall be the Bryn Mawr Bank Corporation ("Corporation") "2010 Long-Term Incentive Plan" (hereinafter called the "Plan").

1.2 EFFECTIVE DATE. This Plan shall become effective on April 28, 2010 (the "Effective Date"), subject to its approval by the holders of a majority of the voting power of the shares deemed present and entitled to vote at the Corporation's Annual Meeting of Shareholders to be held on that date.

1.3 PURPOSE. The purpose of the Plan is to promote the success and enhance the value of the Corporation by providing long-term incentives to directors and employees of the Corporation and its subsidiaries linking their personal interest to that of the Corporation's shareholders. The Plan is further intended to provide flexibility to the Corporation by increasing its ability to motivate, attract and retain the services of employees and directors upon whose judgment, interest and special effort the successful conduct of the Corporation's operations are largely dependent.

ARTICLE II
DEFINITIONS

2.1 AWARD. An "Award" is a grant of Stock Options, Stock Appreciation Rights, Dividend Equivalents, Performance Awards, Restricted Stock or Restricted Stock Units under the Plan.

2.2 BOARD. The "Board" is the Board of Directors of the Corporation.

2.3 CAUSE. "Cause" means, (i) the willful and continued failure to substantially perform the Participant's duties (other than failure resulting from incapacity due to physical or mental illness) after receipt of a written demand for such performance specifically identifying such failure; (ii) the willful engaging by the Participant in illegal conduct or gross misconduct that is materially and demonstrably injurious to the Corporation or its successor; (iii) breach of fiduciary duty, or (iv) breach of any confidentiality, non-compete, non-solicitation agreement, non-disparagement or any other stipulated agreement.

2.4 CHANGE IN CONTROL. A "Change in Control" with respect to any Award has the meaning assigned to the term in the change in control agreement, if any, between the Participant and the Corporation, provided, however, that if there is no such change in control agreement, it shall mean: (a) the acquisition by any Person (as the term "Person" is used for the purposes of Section 13 (d) or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of direct or indirect beneficial ownership (within the meaning of Rule 13D promulgated under the Exchange Act) of fifty percent (50%) of the combined voting power of the then outstanding securities of the Corporation entitled to vote in the election of directors (the "Voting Securities"); or (b) during any period of two (2) consecutive years (not including any period prior to the Effective Date), individuals who at the beginning of such period constitute the Board and any new director whose election by the Board or nomination for election by the Corporation's shareholders, was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof; or (c) the consummation of (i) the sale or disposition of all or substantially all of the Corporations' assets, or (ii) a merger or consolidation of the Corporation with any other corporation other than a merger or consolidation which would result in the Voting Securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) at least fifty percent (50%) of the combined voting power of the Voting Securities of the Corporation (or such surviving entity) outstanding immediately after such merger or consolidation or (d) the shareholders of the Corporation approve a plan of complete liquidation of the Corporation.

However, in no event shall a Change in Control be deemed to have occurred with respect to a Participant, if the Participant is part of a purchasing group which consummates the Change in Control transaction.

2.5 CODE. The "Code" is the Internal Revenue Code of 1986, as amended, and rules and regulations thereunder, as now in force or as hereafter amended.

2.6 COMMITTEE. The "Committee" is the committee described in Section 8.1 hereof.

2.7 COMMON STOCK. "Common Stock" is the common stock, $1.00 par value per share (as such par value may be adjusted from time to time) of the Corporation.

2.8 CORPORATION. The "Corporation" is Bryn Mawr Bank Corporation, a Pennsylvania corporation, and any successor thereof.

2.9 DATE OF GRANT. The "Date of Grant" of an Award is the date designated in the resolution by the Committee as the date of an Award, which shall not be earlier than the date of the resolution and action thereon by the Committee. In the absence of a designated date or a fixed method of computing such date being specifically set forth in the Committee's resolution, then the Date of Grant shall be the date of the Committee's resolution or action. In no event shall the Date of Grant of any Award that is authorized by the Committee on or after the Effective Date be earlier than the Effective Date.

2.10 DIRECTOR. A member of the Board or the board of directors of a Subsidiary.

2.11 DIVIDEND EQUIVALENT. A "Dividend Equivalent" is a right to receive an amount equal to the regular cash dividend paid on one share of Common Stock. Dividend Equivalents may only be granted in connection with the grant of an Award that is based on but does not consist of shares of Common Stock (whether or not restricted). The number of Dividend Equivalents so granted shall not exceed the number of related stock-based rights. (For example, the number of Dividend Equivalents granted in connection with a grant of Stock Appreciation Rights may equal the number of such Stock Appreciation Rights, even though the number of shares actually paid upon exercise of those Stock Appreciation Rights necessarily will be less than the number of Stock Appreciation Rights and Dividend Equivalents granted.) Dividend Equivalents shall be subject to such terms and conditions as may be established by the Committee, but they shall expire no later than the date on which their related stock-based rights are either exercised, expire or are forfeited (whichever occurs first). The amounts payable due to a grant of Dividend Equivalents may be paid in cash, either currently or deferred, or converted into shares of Common Stock, as determined by the Committee.

2.12 EXCHANGE ACT. The "Exchange Act" is the Securities Exchange Act of 1934, as amended, and rules and regulations thereunder, as now in force or as hereafter amended.

2.13 FAIR MARKET VALUE. "Fair Market Value" of a share of Common Stock on any date is the last sale price as reported by the NASDAQ Global Market on the preceding day, but if no sales are reported on that day, for the last preceding day on which a sale was reported.

2.14 GOOD REASON. "Good Reason" means any material diminution of the Participant's position, authority, duties or responsibilities (including the assignment of duties materially inconsistent with the Participant's position or a material increase in the time Participant is required by the Corporation or its successor to travel), any reduction in salary or in the Participant's aggregate bonus and incentive opportunities, any material reduction in the aggregate value of the Participant's employee benefits (including retirement, welfare and fringe benefits), or relocation to a principal work site that is more than 40 miles further from the Participant's primary residence than the Participant's principal work site immediately prior to the Change in Control.

2.15 INCENTIVE STOCK OPTIONS. An "Incentive Stock Option" means a Stock Option granted under the Plan which satisfies the requirements of Section 422 of the Code or such successor provision as may be in effect from time to time.

2.16 NON-QUALIFIED OPTIONS. A "Non-Qualified Option" is a Stock Option under the Plan which is not an Incentive Stock Option intended to satisfy the requirements of Section 422 of the Code or such successor provision as may be in effect from time to time.

2.17 PARTICIPANT. A "Participant" is a person who has been designated as such by the Committee and granted an Award under this Plan pursuant to Article III hereof.

2.18 PERFORMANCE AWARD. A "Performance Award" is a right to either a number of shares of Common Stock ("Performance Shares") or a cash amount ("Performance Units") determined (in either case) in accordance with Article IV of this Plan based on the extent to which the applicable Performance Goals are achieved. A Performance Share shall be of no value to a Participant unless and until earned in accordance with Article IV hereof.

2.19 PERFORMANCE GOALS. "Performance Goals" are the performance conditions, if any, established pursuant to Section 4.1 hereof by the Committee in connection with an Award.

2.20 PERFORMANCE PERIOD. The "Performance Period" with respect to a Performance Award is a period of not less than one calendar year or one fiscal year of the Corporation, beginning not earlier than the year in which such Performance Award is granted, which may be referred to herein and by the Committee by use of the calendar or fiscal year in which a particular Performance Period commences.

2.21 PLAN YEAR. The "Plan Year" shall be a fiscal year of the Corporation falling within the term of this Plan.

2.22 RESTRICTED PERIOD. The "Restricted Period" with respect to Restricted Stock is the period of time during which certain restrictions established by the Committee shall apply to the Award, as provided in Section 6.1 of this Plan.

2.23 RESTRICTED STOCK. "Restricted Stock" is Common Stock granted subject to terms and conditions, including a risk of forfeiture, established by the Committee pursuant to Article VI of this Plan.

2.24 RESTRICTED STOCK UNIT. A "Restricted Stock Unit" is a right to receive one share of Common Stock at a future date that has been granted subject to terms and conditions, including a risk of forfeiture, established by the Committee pursuant to Article VI of this Plan.

2.25 STOCK APPRECIATION RIGHT. A "Stock Appreciation Right" is a right to receive, upon exercise of that right, an amount, which may be paid in cash, shares of Common Stock or a combination thereof in the discretion of the Committee, equal to the difference between the Fair Market Value of one share of Common Stock as of the date of exercise and the exercise price for that right as determined by the Committee on the Date of Grant. Stock Appreciation Rights may be granted in tandem with Stock Options or other Awards or may be freestanding.

2.26 STOCK OPTION. A "Stock Option" is a right to purchase from the Corporation at any time not more than ten years following the Date of Grant, one share of Common Stock for an exercise price not less than the Fair Market Value of a share of Common Stock on the Date of Grant, subject to such terms and conditions established pursuant to Article V hereof. Stock Options may be either Non-Qualified Options or Incentive Stock Options.

2.27 SUBSIDIARY. The terms "Subsidiary" or "Subsidiary Corporation" mean any corporation, partnership, joint venture or other entity during any period in which at least fifty percent (50%) voting or profit interest is owned, directly or indirectly, by the Corporation, including all business entities that, at the time in question, are subsidiaries of the Corporation within the meaning of Section 424(f) of the Code.

ARTICLE III
GRANTING OF AWARDS TO PARTICIPANTS

3.1 ELIGIBLE PARTICIPANTS. Awards may be granted by the Committee to any employee of the Corporation or a Subsidiary, including any employee who is also a director of the Corporation or a Subsidiary. Awards other than grants of Incentive Stock Options may also be granted to a director of the Corporation who is not an employee of the Corporation or a Subsidiary. References in this Plan to "employment" and similar terms (except "employee") shall include the providing of services in the capacity of a director. A person who has been engaged by the Corporation for employment shall be eligible for Awards other than Incentive Stock Options, provided such person actually reports for and commences such employment within 90 days after the Date of Grant. Incentive Stock Options may be granted only to individuals who are employees on the Date of Grant.

3.2 DESIGNATION OF PARTICIPANTS. At any time and from time to time during the Plan Year, the Committee may designate the employees and directors of the Corporation and its Subsidiaries eligible for Awards.

3.3 ALLOCATION OF AWARDS. Contemporaneously with the designation of a Participant pursuant to Section 3.2 hereof, the Committee shall determine the size, type and Date of Grant for each Award, taking into consideration such factors as it deems relevant, which may include the following: (a) the total number of shares of Common Stock available for Awards under the Plan; (b) the work assignment or the position of the Participant and its sensitivity and/or impact in relationship to the profitability and growth of the Corporation and its Subsidiaries; and (c) the Participant's performance in reference to such factors.

The Committee may grant a Participant only one type of Award or it may grant any combination of Awards in whatever relationship one to the other, if any, as the Committee in its discretion so determines.

3.4 NOTIFICATION TO PARTICIPANTS AND DELIVERY OF DOCUMENTS. As soon as practicable after such determinations have been made, each Participant shall be notified of (a) his/her designation as a Participant, (b) the Date of Grant, (c) the number and type of Awards granted to the Participant, (d) in the case of Performance Awards, the Performance Period and Performance Goals, and (e) in the case of Restricted Stock or Restricted Stock Units, the Restriction Period. The Participant shall thereafter be supplied with written evidence of any such Awards.

3.5 AWARD AGREEMENTS. Each Award shall be evidenced by an agreement (an "Award Agreement"), which will be provided to the Participant. Each Award Agreement shall include such provisions, not inconsistent with the Plan, as may be specified by the Committee.

ARTICLE IV
PERFORMANCE AWARDS

4.1 ESTABLISHMENT OF PERFORMANCE GOALS. Performance Goals applicable to a Performance Award shall be established by the Committee in its sole discretion on or before the Date of Grant and not more than a reasonable period of time after the beginning of the relevant Performance Period. Such Performance Goals may include or be based upon any of the following criteria: pretax operating contribution; economic value added; consolidated profits of the Corporation expressed as a percent improvement, from year to year, or as a percentage of total revenue; earnings per share; return on capital; return on investment; return on shareholders' equity; internal rate of return; efficiency ratio; revenue; working capital; pre-tax segment profit; net profit; net interest margin; earnings before interest and taxes; earnings before interest, taxes, depreciation and amortization; return on assets; growth of loans and/or deposits; market share; business expansions; cash flow; stock price or performance; and total shareholder return. Performance Goals may be absolute in their terms or be measured against or in relationship to other companies comparably, similarly or otherwise situated. The Committee, in its sole discretion, may modify the Performance Goals if it determines that circumstances have changed and modification is required to reflect the original intent of the Performance Goals; provided, however, that no such change or modification may be made to the extent it increases the amount of compensation payable to any Participant who is a "covered employee" within the meaning of Code Section 162(m). The Committee may in its sole discretion classify Participants into as many groups as it determines, and as to any Participant relate his/her Performance Goals partially, or entirely, to the measured performance, either absolutely or relatively, of an identified Subsidiary, operating company or test strategy or new venture of the Corporation.

4.2 LEVELS OF PERFORMANCE REQUIRED TO EARN PERFORMANCE AWARDS. At or about the same time that Performance Goals are established for a specific period, the Committee shall in its absolute discretion establish the percentage of the Performance Awards granted for such Performance Period which shall be earned by the Participant for various levels of performance measured in relation to achievement of Performance Goals for such Performance Period.

4.3 OTHER RESTRICTIONS. The Committee shall determine the terms and conditions applicable to any Performance Award, which may include restrictions on the delivery of Common

Stock payable in connection with the Performance Award and restrictions that could result in the future forfeiture of all or part of any Common Stock earned. The Committee may provide that shares of Common Stock issued in connection with a Performance Award be held in escrow and/or legended.

4.4 NOTIFICATION TO PARTICIPANTS. Promptly after the Committee has established or modified the Performance Goals with respect to a Performance Award, the Participant shall be provided with written notice of the Performance Goals so established or modified. Performance Awards shall be evidenced by written agreements in such form and not inconsistent with the Plan as the Committee shall in its sole discretion approve from time to time.

4.5 MEASUREMENT OF PERFORMANCE AGAINST PERFORMANCE GOALS. The Committee shall, as soon as practicable after the close of a Performance Period, determine: (a) the extent to which the Performance Goals for such Performance Period have been achieved; and (b) the percentage of the Performance Awards earned as a result.

These determinations shall be absolute and final as to the facts and conclusions therein made and be binding on all parties. Promptly after the Committee has made the foregoing determination, each Participant who has earned Performance Awards shall be notified, in writing thereof. For all purposes of this Plan, notice shall be deemed to have been given the date action is taken by the Committee making the determination. Participants may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of all or any portion of their Performance Awards during the Performance Period, except that Performance Awards may be transferable by assignment by a Participant to the extent provided in the applicable Performance Award agreement.

4.6 TREATMENT OF PERFORMANCE AWARDS EARNED. Upon the Committee's determination that a percentage of any Performance Awards has been earned for a Performance Period, Participants to whom such earned Performance Awards have been granted and who have been (or were) in the employ of the Corporation or a Subsidiary thereof continuously from the Date of Grant, subject to the exceptions set forth at Section 4.9 and Section 4.10 hereof, shall be entitled, subject to the other conditions of this Plan, to payment in accordance with the terms and conditions of their Performance Awards. Such terms and conditions may permit or require that any applicable tax withholding be deducted from the amount payable. Performance Awards shall under no circumstances become earned or have any value whatsoever for any Participant who is not in the employ of the Corporation or its Subsidiaries continuously during the entire Performance Period for which such Performance Award was granted, except as provided at Section 4.9 or Section 4.10 hereof.

4.7 DISTRIBUTION. Distributions payable pursuant to Section 4.6 above shall be made as soon as practicable after the Committee determines the Performance Awards have been earned unless the provisions of Section 4.8 hereof are applicable to a Participant.

4.8 DEFERRAL OF RECEIPT OF PERFORMANCE AWARD DISTRIBUTIONS. With the consent of the Committee, a Participant who has been granted a Performance Award may by compliance with the then applicable procedures under the Plan irrevocably elect in writing to defer receipt of all or any part of any distribution associated with that Performance Award. The terms of any deferral and the election to defer under this Plan must comply with Section 409A of the Code. The terms and conditions of any such deferral, including but not limited to, the period of time for, and form of, election; the manner and method of payout; the plan and form in which the deferred amount shall be held; the interest equivalent or other payment that shall accrue pending its payout; and the use and form of Dividend Equivalents in respect of stock-based units resulting from such deferral, shall be as determined by the Committee. The Committee may, at any time and from time to time, but prospectively only except as hereinafter provided, amend, modify, change, suspend or cancel any and all of the rights, procedures, mechanics and timing parameters relating to such deferrals. In addition, the Committee may, in its sole discretion, accelerate the payout of such deferrals (and any earnings thereon), or any portion thereof, either in a lump sum or in a series of payments, but under the following conditions only: (a) the Federal tax statutes, regulations or interpretations are amended, modified, or otherwise changed or affected in such a manner as to adversely alter or modify the tax effect of such deferrals; or (b) the Participant suffers or incurs an event that would qualify for a "withdrawal" of contributions that have not been accumulated for two years without adverse consequences on the tax status of a qualified profit-sharing or stock bonus plan under the Federal tax laws applicable from time to time to such types of plans.

4.9 NON-DISQUALIFYING TERMINATION OF EMPLOYMENT. Except for Section 4.10 hereof, the only exceptions to the requirement of continuous employment during a Performance Period for Performance Award distribution are termination of a Participant's employment by reason of death (in which event the Performance Award may be transferable by will or the laws of descent and distribution only to such Participant's beneficiary designated to receive the Performance Award or to the Participant's applicable legal representatives, heirs or legatees), total and permanent disability, with the consent of the Committee, normal or late retirement or early retirement, with the consent of the Committee, or transfer of an executive in a spin-off, with the consent of the Committee, occurring during the Performance Period applicable to the subject Performance Award. In such instance a distribution of the Performance Award shall be made, upon the end of the Performance Period (subject to the Committees determination of the percentage of the Performance Award earned), and 100% of the total Performance Award that would have been earned during the Performance Period, if the Participant had met the requirement of continuous employment during a Performance Period, shall be earned and paid out; provided, however, in a spin-off situation the Committee may set additional conditions, such as, without limiting the generality of the foregoing, continuous employment with the spin-off entity.

4.10 CHANGE IN CONTROL. In the event of a Change in Control, a pro rata portion of all outstanding Performance Awards under the Plan shall be payable ten days after the Change in Control. The amount payable shall be determined by assuming that 100% of each Performance Award was earned at target levels, and by multiplying the earned amount by a fraction, the numerator of which shall be the number of months that have elapsed in the applicable Performance Period prior to the Change in Control and the denominator of which shall be the total number of months in the Performance Period.

ARTICLE V
STOCK OPTIONS AND
STOCK APPRECIATION RIGHTS

5.1 NON-QUALIFIED OPTION. Non-Qualified Options granted under the Plan are Stock Options that are not intended to be Incentive Stock Options under the provisions of Section 422 of the Code. Non-Qualified Options shall be evidenced by written agreements in such form and not inconsistent with the Plan as the Committee shall in its sole discretion approve from time to time, which agreements shall specify the number of shares to which they pertain and the purchase price of such shares.

5.2 INCENTIVE STOCK OPTION. Incentive Stock Options granted under the Plan are Stock Options that are intended to be "incentive stock options" under Section 422 of the Code, and the Plan shall be administered, except with respect to the right to exercise options after termination of employment, to qualify Incentive Stock Options issued hereunder as incentive stock options under Section 422 of the Code. An Incentive Stock Option shall not be granted to an employee who owns, or is deemed under Section 424(d) of the Code to own, stock of the Corporation (or of any parent or Subsidiary of the Corporation) possessing more than 10% of the total combined voting power of all classes of stock therein. The aggregate Fair Market Value (determined as of the time the option is granted) of the stock with respect to which Incentive Stock Options are exercisable for the first time by any Participant during any calendar year (under all incentive stock option plans of the Corporation or any parent or Subsidiary of the Corporation) shall not exceed $100,000. Incentive Stock Options shall be evidenced by written agreements in such form and not inconsistent with the Plan as the Committee shall in its sole discretion approve from time to time, which agreements shall specify the number of shares to which they pertain and the purchase price of such shares.

5.3 OPTION TERMS. Stock Options granted under this Plan shall be subject to the following terms and conditions:

(a) *Option Period.* Each Stock Option shall expire and all rights to purchase shares thereunder shall cease not more than ten years after its Date of Grant or on such date prior thereto as may be fixed by the Committee, or on such other date as is provided by this Plan in the event of termination of employment, death or reorganization. No Stock Option shall permit the purchase of any shares thereunder during the first year after its Date of Grant, except as provided in Section 5.5 hereof or as otherwise determined by the Committee.

(b) *Exercise Price.* The purchase price per share payable upon exercise of a Stock Option shall not be less than the Fair Market Value of a share of Common Stock on the Date of Grant of the Stock Option.

(c) *Time and Conditions of Exercise.* The Committee shall determine the time or times at which an Option may be vested and exercised in whole or in part. The Committee also shall determine the performance or other conditions, if any, that must be satisfied before all or part of an Option may be exercised. The Committee may waive any exercise provisions at any time in whole or in part based upon factors as the Committee may determine in its sole discretion so that the Option becomes exercisable at an earlier date.

(d) *Transferability and Termination of Options.* During the lifetime of an individual to whom a Stock Option is granted, the Stock Option may be exercised only by such individual and only while such individual is an employee of the Corporation or a Subsidiary and only if the Participant has been continuously so employed by any one or combination thereof since the Date of Grant of the Stock Option, provided, however, that if the employment of such Participant by the Corporation or a Subsidiary Corporation terminates, the Stock Option may additionally be exercised as follows, or in any other manner provided by the Committee, but in no event later than ten years after the Date of Grant of the Stock Option:

(i) if a Participant's termination of employment occurs by reason of normal or late retirement under any retirement plan of the Corporation or its Subsidiaries, such Participant's Stock Options may be exercised within five years after the date of such termination of employment. If a Participant's termination of employment occurs by reason of early retirement under any retirement plan of the Corporation or its Subsidiaries, or by reason of the transfer of a Participant in a spin-off, or by reason of total and permanent disability, as determined by the Committee, without retirement, then such Participant's Stock Options shall be exercisable for a period of up to five years after the date of such termination of employment if the Committee consents to such an extension. During the extension period, the right to exercise Stock Options, if any, accruing in installments, shall continue unless the Committee provides otherwise; provided, however, that if the Stock Options are Incentive Stock Options all installments shall be immediately exercisable; and provided further, that the Committee may set additional conditions, such as, without limiting the generality of the foregoing, an agreement to not provide services to a competitor of the Corporation and its Subsidiaries and/or continuous employment with a spin-off entity;

(ii) if a Participant's termination of employment occurs by reason of death, then such Participant's outstanding Stock Options shall all become immediately exercisable and may be exercised within five years after the date of death or the life of the option, whichever is less, but in the case of Non-Qualified Options in no event less than one year after the date of death, unless the Committee provides otherwise;

(iii) if a Participant's termination of employment occurs for any reason other than as specified in Section 5.3(d)(i) or (ii) hereof, the Committee has not approved an extension and Participant's termination of employment is not for Cause, then, but only with respect to Options that are as of the date of termination vested, such Participant's Stock Options may be exercised within ninety days after the date of such termination of employment;

(iv) rights accruing to a Participant under Sections 5.3(d)(i) and 5.3(d)(iii) may, upon the death of a Participant subsequent to his/her termination of employment, be exercised by his/her duly designated beneficiary or otherwise by his/her applicable legal representatives, heirs or legatees to the extent vested in and unexercised or perfected by the Participant at the date of his/her death. In the case of Non-Qualified Options, the period for such exercise shall not expire less than one year after the date of the Participant's death;

(v) if a Participant's termination of employment occurs for Cause, such Participant's unexercised vested and unvested Stock Options shall be null and void immediately upon termination of the Participant's service and may not be exercised; and

(vi) absence on an approved leave of absence communicated to the Committee shall not be deemed a termination or interruption of continuous employment for the purposes of the Plan.

No Stock Option shall be assignable or transferable by the individual to whom it is granted, except that it may be transferable (x) by assignment by the Participant to the extent provided in the applicable option agreement, or (y) by will or the laws of descent and distribution in accordance with the provisions of this Plan. An option transferred after the death of the Participant to whom it is granted may only be exercised by such individual's beneficiary designated to exercise the option or otherwise by his/her applicable legal representatives, heirs or legatees, and only within the specific time period set forth above and only to the extent vested in and unexercised by the Participant at the date of his/her death, except as provided in Section 5.3(d)(ii).

In no event, whether by the Participant directly or by his/her proper assignee or beneficiary or other representative, shall any option be exercisable at any time after its expiration date as stated in the option agreement, except as provided in Section 5.3(d)(ii) and (iv). When an option is no longer exercisable it shall be deemed for all purposes and without further act to have lapsed and terminated. The Committee may, in its sole discretion, determine solely for the purposes of the Plan that a Participant is permanently and totally disabled, and the acts and decisions of the Committee made in good faith in relation to any such determination shall be conclusive upon all persons and interests affected thereby.

(e) *Exercise of Options*. An individual entitled to exercise Stock Options may, subject to their terms and conditions and the terms and conditions of the Plan, exercise them in whole or in part by delivery of written notice of exercise to the Corporation at its principal office, specifying the number of whole shares of Common Stock with respect to which the Stock Options are being exercised. Before shares may be issued, payment must be made in full, in legal United States tender, in the amount of the purchase price of the shares to be purchased at the time and any amounts for withholding as provided in Section 10.8 hereof; provided, however, in lieu of paying for the exercise price in cash as described above, the individual may pay (subject to such conditions and procedures as the Committee may establish) all or part of such exercise price by tendering (either actually or by attestation) owned and unencumbered shares of Common Stock acceptable to the Committee and having a Fair Market Value on the date of exercise of the Stock Options equal to or less than the exercise price of the Stock Options exercised, with cash, as set forth above, for the remainder, if any, of the purchase price; provided, further, that the Committee may permit a Participant to elect to pay the exercise price by authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares) acquired upon exercise of the Stock Options and remit to the Corporation a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. Subject to rules established by the Committee, the withholdings required by Section 10.8 hereof may be satisfied by the Corporation withholding shares of Common Stock issued on exercise that have a Fair Market Value on the date of exercise of the Stock Options equal to or less than the withholding required by Section 10.8 hereof.

(f) *Repricing Prohibited*. Subject to Sections 5.5, 7.3 and 10.7, outstanding Stock Options granted under this Plan shall not be repriced.

5.4 STOCK APPRECIATION RIGHTS. Stock Appreciation Rights may be granted to Participants either alone ("freestanding") or in tandem with other Awards, including Performance Awards, Stock Options and Restricted Stock. Stock Appreciation Rights granted in tandem with Incentive Stock Options must be granted at the same time as the Incentive Stock Options are granted. Stock Appreciation Rights granted in tandem with any other Award may be granted at any time prior to the earlier of the exercise or expiration of such Award. Stock Appreciation Rights granted in tandem with Stock Options shall terminate and no longer be exercisable upon the termination or exercise of the related Stock Options. The Committee shall establish the terms and conditions applicable to any Stock Appreciation Rights, which terms and conditions need not be uniform but may not be inconsistent with the terms of the Plan. Freestanding Stock Appreciation Rights shall generally be subject to terms and conditions substantially similar to those described in Section 5.3 for Stock Options, including the requirements of 5.3(a), (b) (c) and (f) regarding the maximum period, minimum price and prohibition on repricing.

5.5 CHANGE IN CONTROL. In the event of a Change in Control:

(a) If the Corporation is the surviving entity and any adjustments necessary to preserve the value of the Participant's outstanding Stock Options and Stock Appreciation Rights have been made, or the Corporation's successor at the time of the Change in Control irrevocably assumes the Corporation's obligations under this Plan or replaces the Participant's outstanding Stock Options and Stock Appreciation Rights with stock options and stock appreciation rights of equal or greater value and having terms and conditions no less favorable to the Participant than those applicable to the Participant's Stock Options and Stock Appreciation Rights immediately prior to the Change in Control, then such Awards or their replacement awards shall become immediately exercisable in full only if within two years after the Change in Control:

(i) the Participant's employment is terminated without Cause;

(ii) the Participant terminates employment with Good Reason;

(iii) the Participant's employment terminates under circumstances that entitle the Participant to benefit under Participant's change of control agreement or any income continuation benefits under any plan of the Corporation, a Subsidiary, or an entity that is a successor to the Corporation or a Subsidiary as a result of the Change in Control, or that would have entitled the Participant to such benefits if the Participant participated in such plan (for this purpose only, any such plan terminated in connection with the Change in Control shall be taken into account); or

(iv) the Participant's employment terminates under circumstances that entitle the Participant to income continuation benefits under any change of control agreement or employment agreement between the Participant and the Corporation, a Subsidiary, or any successor thereof.

(b) If 5.5(a) does not apply, then without any action by the Committee or the Board, each outstanding Stock Option and Stock Appreciation Right granted under the Plan that has not been previously exercised or otherwise lapsed and terminated shall become immediately exercisable in full; provided, however, that the Committee, in its sole discretion, and without the consent of any Participant affected thereby, may determine that a cash payment shall be made promptly following the Change in Control in lieu of all or any portion of the outstanding Stock Options and Stock Appreciation Rights granted under this Plan. The amount payable with respect to each share of Common Stock subject to an affected Stock Option and each affected Stock Appreciation Right shall equal the excess of the Fair Market Value of a share of Common Stock immediately prior to such Change in Control over the exercise price of such Stock Option or Stock Appreciation Right. After such a determination by the Committee, each Stock Option and Stock Appreciation Right, with respect to which a cash payment is to be made shall terminate, and the Participant shall have no further rights thereunder except the right to receive such cash payment.

ARTICLE VI
RESTRICTED STOCK AND RESTRICTED STOCK UNITS

6.1 RESTRICTION PERIOD. At the time an Award of Restricted Stock or Restricted Stock Units is made, the Committee shall establish the terms and conditions applicable to such Award, including the period of time (the "Restriction Period") during which certain restrictions established by the Committee shall apply to the Award. The Restriction Period shall be not less than three years, except that for Awards based upon the attainment of performance goals, the Restriction Period shall be not less than one year. Subject to the foregoing sentence, each such Award, and designated portions of the same Award, may have a different Restriction Period, at the discretion of the Committee. Except as permitted or pursuant to Sections 6.4, 6.5 or 10.7 hereof, the Restriction Period applicable to a particular Award shall not be changed.

6.2 RESTRICTED STOCK TERMS AND CONDITIONS. Restricted Stock shall be represented by a stock certificate registered in the name of the Participant granted such Restricted Stock. Such Participant shall have the right to enjoy all shareholder rights during the Restriction Period except that: (a) the Participant shall not be entitled to delivery of the stock certificate until the Restriction Period shall have expired; (b) the Corporation may either issue shares subject to such restrictive legends and/or stop-transfer instructions as it deems appropriate or provide for retention of custody of the Common Stock during the Restriction Period; (c) the Participant may not sell, transfer, pledge, exchange, hypothecate or otherwise dispose of the Common Stock during the Restriction Period, except that it may be transferable by assignment by the Participant to the extent provided in the applicable Restricted Stock Award agreement; (d) a breach of the terms and conditions established by the Committee with respect to the Restricted Stock shall cause a forfeiture of the Restricted Stock, and any dividends withheld thereon, and (e) dividends payable in cash or in shares of stock or otherwise may be either currently paid or withheld by the Corporation for the Participant's account. At the discretion of the Committee, interest may be paid on the amount of cash dividends withheld, including cash dividends on stock dividends, at a rate and subject to such terms as determined by the Committee.

Provided, however, and the provisions of Section 6.4 to the contrary notwithstanding, in lieu of the foregoing, the Committee may provide that no shares of Common Stock be issued until the Restriction Period is over and further provide that the shares of Common Stock issued after the Restriction Period has been completed, be issued in escrow and/or be legended and that the Common Stock be subject to restrictions including the forfeiture of all or a part of the shares.

6.3 PAYMENT FOR RESTRICTED STOCK. A Participant shall not be required to make any payment for Restricted Stock unless the Committee so requires.

6.4 FORFEITURE PROVISIONS. Subject to Section 6.5, in the event a Participant terminates employment during a Restriction Period for the Participant's Restricted Stock or Restricted Stock Units, such Awards will be forfeited; provided, however, that the Committee may provide for proration or full payout in the event of (a) a termination of employment because of normal or late retirement, (b) with the consent of the Committee, early retirement or spin-off, (c) death, or (d) total and permanent disability, as determined by the Committee, all subject to any other conditions the Committee may determine.

6.5 CHANGE IN CONTROL. In the event of a Change in Control, restrictions on a fraction of each Participant's outstanding Restricted Stock and Restricted Stock Units granted under the Plan will lapse, and any shares not previously distributed shall be distributed within ten days after the Change in Control in accordance with the provisions set forth in Section 4.10. The numerator of such fraction with respect to an Award shall be the number of months that have elapsed in the applicable Restriction Period prior to the Change in Control and the denominator shall be the number of months in such Restriction Period.

ARTICLE VII
SHARES OF STOCK SUBJECT TO THE PLAN; MAXIMUM AWARDS

7.1 SHARES AVAILABLE. Subject to the other provisions of this Article VII, the total number of shares available for grant as Awards pursuant to the Plan shall not exceed in the aggregate five percent (5%) of the outstanding shares of the Corporation's Common Stock as of March 11, 2010, the record date for the Corporation's Annual Meeting, that is a maximum of 445,002 shares of the Corporation's Common Stock. Solely for the purpose of applying the limitation in the preceding sentence and subject to the replenishment and adjustment provisions of Sections 7.2 and 7.3 below: (a) each Award granted under this Plan shall reduce the number of shares available for grant by one share for every one share granted, and (b) each Stock Option or Stock Appreciation Right granted under this Plan shall reduce the number of shares available for grant by one share for every one share granted.

Shares available for grant under the Plan may be authorized and unissued shares, treasury shares held by the Corporation or shares purchased or held by the Corporation or a Subsidiary for purposes of the Plan, or any combination thereof. Shares issued upon assumption or conversion of outstanding stock-based awards granted by an acquired company shall be disregarded in applying the limitation set forth in this Section 7.1.

7.2 SHARES AGAIN AVAILABLE. In the event all or any portion of an Award is forfeited or cancelled, expires, is settled for cash, or otherwise does not result in the issuance of all or a portion of the shares subject to the Award in connection with the exercise or settlement of such Award, the number of shares not issued that were deducted for such Award pursuant to Section 7.1 above shall be restored and may again be used for Awards under the Plan.

Notwithstanding anything in this Section 7.2 to the contrary and solely for purposes of determining whether shares are available for the issuance of Incentive Stock Options, the maximum aggregate number of shares that may be granted under this Plan shall be determined without regard to any shares restored pursuant to this Section 7.2 that, if taken into account, would cause the Plan to fail the requirement under Code Section 422 that the Plan designate the maximum aggregate number of shares that may be issued.

7.3 RELEVANT CHANGE ADJUSTMENTS. Appropriate adjustments in the number of shares available for grant and in any outstanding Awards, including adjustments in the size of the Award and in the exercise price per share of Stock Options and Stock Appreciation Rights, as authorized herein shall be made by the Committee (except as provided in Section 10.7 hereof), to give effect to adjustments made in the number of shares of Common Stock through a merger, consolidation, recapitalization, reclassification, combination, spin-off, common stock dividend, stock split or other relevant change.

7.4 MAXIMUM PER PARTICIPANT AWARD. During any consecutive thirty-six month period, no Participant may receive Awards that, in the aggregate, could result in that Participant receiving, earning or acquiring, subject to the adjustments described in Section 7.3: (a) Stock Options and Stock Appreciation Rights for, in the aggregate, more than 100,000 shares of Common Stock; (b) Performance Shares, Restricted Stock and Restricted Stock Units for, in the aggregate, more than 100,000 shares of Common Stock; (c) a number of Dividend Equivalents greater than the number of shares of Common Stock the Participant could receive, earn or acquire in connection with the related stock-based Awards granted to the Participant; and (d) Performance Units with a value exceeding $500,000.

In addition, during any consecutive thirty-six month period, no Participant who is a non-employee director may receive Awards that, in the aggregate, could result in that Participant receiving, earning or acquiring, subject to the adjustments described in Section 7.3, more than 50,000 shares of Common Stock. For purposes of applying the limits described in this Section 7.4, if Awards subject to the same limit are granted in tandem, so that only one of the Awards may actually be exercised, only one of the Awards shall be counted.

ARTICLE VIII
ADMINISTRATION

8.1 COMMITTEE. The Plan will be administered by the Compensation Committee of the Board who are appointed from time to time by the Board and who are outside, independent Board members who, in the judgment of the Board, are qualified to administer the Plan as contemplated by (a) Rule 16b-3 of the Securities and Exchange Act of 1934 (or any successor rule), (b) Section 162(m) of the Code, as amended, and the regulations thereunder (or any successor Section and regulations), and (c) any rules and regulations of a stock exchange on which Common Stock is traded. Any member of the Committee administering the Plan who does not satisfy or ceases to satisfy the qualifications set out in the preceding sentence may recuse himself or herself from any vote or other action taken by such Committee.

8.2 POWERS. The Committee shall have and exercise all of the powers and responsibilities granted expressly or by implication to it by the provisions of the Plan. Subject to and as limited by such provisions, the Committee may from time to time enact, amend and rescind such rules, regulations and procedures with respect to the administration of the Plan as it deems appropriate or convenient.

8.3 INTERPRETATION. All questions arising under the Plan, any Award agreement, or any rule, regulation or procedure adopted by the Committee shall be determined by the Committee, and its determination thereof shall be conclusive and binding upon all parties.

8.4 COMMITTEE PROCEDURE. Any action required or permitted to be taken by the Committee under the Plan shall require the affirmative vote of a majority of a quorum of the members of the Committee. A majority of all members of the Committee shall constitute a "quorum" for Committee business. The Committee may act by written determination instead of by affirmative vote at a meeting, provided that any written determination shall be signed by all members of the Committee, and any such written determination shall be as fully effective as a majority vote of a quorum at a meeting.

8.5 DELEGATION. The Committee may delegate all or any part of its authority under the Plan to a subcommittee of directors and/or officers of the Corporation for purposes of determining and administering Awards granted to persons who are not then subject to the reporting requirements of Section 16 of the Exchange Act.

ARTICLE IX
REDUCTION IN AWARDS

9.1 WHEN APPLICABLE. Anything in this Plan to the contrary notwithstanding, the provisions of this Article IX shall apply to a Participant if an independent auditor selected by the Committee (the "Auditor") determines that each of (a) and (b) below are applicable.

(a) Payments or distributions hereunder, determined without application of this Article IX, either alone or together with other payments in the nature of compensation to the Participant which are contingent on a change in the ownership or effective control of the Corporation, or in the ownership of a substantial portion of the assets of the Corporation, or otherwise (but after any elimination or reduction of such payments under the terms of the Corporation's income continuance policy, if any), would result in any portion of the payments hereunder being subject to an excise tax on excess parachute payments imposed under Section 4999 of the Code.

(b) The excise tax imposed on the Participant under Section 4999 of the Code on excess parachute payments, from whatever source, would result in a lesser net aggregate present value of payments and distributions to the Participant (after subtraction of the excise tax) than if payments and distributions to the Participant were reduced to the maximum amount that could be made without incurring the excise tax.

9.2 REDUCED AMOUNT. Under this Article IX the payments and distributions under this Plan shall be reduced (but not below zero) so that the present value of such payments and distributions shall equal the Reduced Amount. The "Reduced Amount" (which may be zero) shall be an amount expressed in present value which maximizes the aggregate present value of payments and distributions under this Plan which can be made without causing any such payment to be subject to the excise tax under Section 4999 of the Code. The determinations and reductions under this Section 9.2 shall be made after eliminations or reductions, if any, have been made under the Corporation's income continuance policy, if any.

9.3 PROCEDURE. If the Auditor determines that this Article IX is applicable to a Participant, the Auditor shall so advise the Committee in writing. The Committee shall then promptly give the Participant notice to that effect together with a copy of the detailed calculation supporting such determination which shall include a statement of the Reduced Amount. The Participant may then elect, in his/her sole discretion, which and how much of the Awards otherwise awarded under this Plan shall be eliminated or reduced (as long as after such election the aggregate present value of the remaining Awards under this Plan equals the Reduced Amount), and shall advise the Committee in writing of his/her election within ten days of his/her receipt of notice. If no such election is made by the Participant within such ten-day period, the Committee may elect which and how much of the Awards shall be eliminated or reduced (as long as after such election their aggregate present value equals the Reduced Amount) and shall notify the Participant promptly of such election. For purposes of this Article IX, present value shall be determined in accordance with Section 280G of the Code. All the foregoing determinations made by the Auditor under this Article IX shall be made as promptly as practicable after it is determined that excess parachute payments (as defined in Section 280G of the Code) will be made to the Participant if an elimination or reduction is not made. As promptly as practicable following the election hereunder, the Corporation shall provide to or for the benefit of the Participant such amounts and shares as are then due to the Participant under this Plan and shall promptly provide to or for the benefit of the Participant in the future such amounts and shares as become due to the Participant under this Plan.

9.4 CORRECTIONS. As a result of the uncertainty in the application of Section 280G of the Code at the time of the initial determination by the Auditor hereunder, it is possible that payments or distributions under this Plan will have been made which should not have been made ("Overpayment"), or that additional payments or distributions which will have not been made could have been made ("Underpayment"), in each case, consistent with the calculation of the Reduced Amount hereunder. In the event that the Auditor, based upon the assertion of a deficiency by the Internal Revenue Service against the Corporation or the Participant which the Auditor believes has a high probability of success, determines that an Overpayment has been made, any such Overpayment shall be treated for all purposes as a loan to the Participant which the Participant shall repay together with interest at the applicable Federal rate provided for in Section 7872(f)(2) of the Code; provided, however, that no amount shall be payable by the Participant if and to the extent such payment would not reduce the amount which is subject to the excise tax under Section 4999 of the Code. In the event that the Auditor, based upon controlling precedent, determines that an Underpayment has occurred, any such Underpayment shall be promptly paid to or for the benefit of the Participant together with interest at the applicable Federal rate provided for in Section 7872(f)(2)(A) of the Code.

9.5 NON-CASH BENEFITS. In making its determination under this Article IX, the value of any non-cash benefit shall be determined by the Auditor in accordance with the principles of Section 280G(d)(3) of the Code.

9.6 DETERMINATIONS BINDING. All determinations made by the Auditor under this Article IX shall be binding upon the Corporation, the Committee and the Participant.

ARTICLE X
GENERAL PROVISIONS

10.1 AMENDMENT OR TERMINATION OF PLAN. The Board may at any time amend, suspend, discontinue or terminate the Plan (including the making of any necessary enabling, conforming and procedural amendments to the Plan to authorize and implement the granting of Incentive Stock Options or other income tax preferred stock options which may be authorized by federal law subsequent to the effective date of this Plan); provided, however, that no amendment by the Board shall, without further approval of the shareholders of the Corporation, increase the total number of shares of Common Stock which may be made subject to the Plan, except as provided at Section 7.3 hereof, or make any other change for which shareholder approval is required by law or under the applicable rules of the NASDAQ Global Market. No action taken pursuant to this Section 10.1 of the Plan shall, without the consent of the Participant, alter or impair any Awards which have been previously granted to a Participant except pursuant to Section 10.5 of the Plan.

10.2 NON-ALIENATION OF RIGHTS AND BENEFITS. Except as expressly provided herein, no right or benefit under the Plan shall be subject to anticipation, alienation, sale, assignment, pledge, encumbrance or charge and any attempt to anticipate, alienate, sell, assign, pledge, encumber or charge the same shall be void. No right or benefit hereunder shall in any manner be liable for or subject to the debts, contracts, liabilities or torts of the person entitled to such right or benefit. If any Participant or beneficiary hereunder should become bankrupt or attempt to anticipate, alienate, sell, assign, pledge, encumber or charge any right or benefit hereunder (other than as expressly provided herein), then such right or benefit shall, in the sole discretion of the Committee, cease and in such event the Corporation may hold or apply the same or any or no part thereof for the benefit of the Participant or beneficiary, his/her spouse, children or other dependents or any of them in any such manner and in such proportion as the Committee in its sole discretion may deem proper.

10.3 NO RIGHTS AS SHAREHOLDER. The granting of Awards under the Plan shall not entitle a Participant or any other person succeeding to his/her rights, to any dividend, voting or other right as a shareholder of the Corporation unless and until the issuance of a stock certificate to the Participant or such other person pursuant to the provisions of the Plan and then only subsequent to the date of issuance thereof.

10.4 LIMITATION OF LIABILITY OR OBLIGATION OF THE CORPORATION. As illustrative only of the limitations of liability or obligation of the Corporation and not intended to be exhaustive thereof, nothing in the Plan shall be construed: (a) to give any employee of the Corporation any right to be granted any Award other than at the sole discretion of the Committee; (b) to give any Participant any rights whatsoever with respect to shares of Common Stock except as specifically provided in the Plan; (c) to limit in any way the right of the Corporation or any Subsidiary to terminate, change or modify, with or without Cause, the employment of any Participant at any time; or (d) to be evidence of any agreement or understanding, express or implied, that the Corporation or any Subsidiary will employ any Participant in any particular position at any particular rate of compensation or for any particular period of time.

Payments and other benefits received by a Participant under an Award shall not be deemed part of a Participant's regular, recurring compensation for purposes of any termination, indemnity or severance pay laws and shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan, contract or similar arrangement provided by the Corporation or any Subsidiary, unless expressly so provided by such other plan, contract or arrangement or the Committee determines that an Award or portion of an Award should be included to reflect competitive compensation practices or to recognize that an Award has been made in lieu of a portion of competitive cash compensation.

10.5 GOVERNMENT REGULATIONS. Notwithstanding any other provisions of the Plan seemingly to the contrary, the obligation of the Corporation with respect to Awards granted under the Plan shall at all times be subject to any and all applicable laws, rules and regulations and such approvals by any government agencies as may be required or deemed by the Board or Committee as reasonably necessary or appropriate for the protection of the Corporation. In connection with any sale, issuance or transfer hereunder, the Participant acquiring the shares shall, if requested by the Corporation, give assurances satisfactory to counsel of the Corporation that the shares are being acquired for investment and not with a view to resale or distribution thereof and assurances in respect of such other matters as the Corporation may deem desirable to assure compliance with all applicable legal requirements.

10.6 NON-EXCLUSIVITY OF THE PLAN. Neither the adoption of the Plan by the Board nor the submission of the Plan to shareholders of the Corporation for approval shall be construed as creating any limitations on the power or authority of the Board to adopt such other or additional incentive or other compensation arrangements of whatever nature as the Board may deem necessary or desirable or preclude or limit the continuation of any other plan, practice or arrangement for the payment of compensation or fringe benefits to employees generally, or to any class or group of employees, which the Corporation or any Subsidiary now has lawfully put into effect, including, without limitation, any retirement, pension, savings, profit sharing or stock purchase plan, insurance, death and disability benefits, and executive short term incentive plans.

10.7 REORGANIZATION. In case the Corporation is merged or consolidated with another corporation, or in case the property or stock of the Corporation is acquired by another corporation, or in case of a separation, reorganization or liquidation of the Corporation (for purposes hereof any such occurrence being referred to as an "Event"), the Committee or a comparable committee of any corporation assuming the obligations of the Corporation hereunder, shall either:

(a) make appropriate provision for the protection of any outstanding stock-based Awards granted thereunder by the substitution on an equitable basis of appropriate stock, stock units, stock options or stock appreciation rights of the Corporation, or of the merged, consolidated or otherwise reorganized corporation which will be issuable in respect to the Awards. Stock to be issued pursuant to such substitute awards shall be limited so that the excess of the aggregate fair market value of the shares subject to such substitute awards immediately after such substitution over the purchase price thereof (if any) is not more than the excess of the aggregate fair market value of the shares subject to such substitute awards immediately before such substitution over the purchase price thereof (if any); or

(b) upon written notice to the Participant, declare that all Performance Awards granted to the Participant are deemed earned, that the Restriction Period of all Restricted Stock and Restricted Stock Units has been eliminated and that all outstanding Stock Options and Stock Appreciation Rights shall accelerate and become exercisable in full but that all outstanding Stock Options and Stock Appreciation Rights, whether or not exercisable prior to such acceleration, must be exercised within the period of time set forth in such notice or they will terminate. In connection with any declaration pursuant to this Section 10.7(b), the Committee may, but shall not be obligated to, cause a cash payment to be made to each Participant who holds a Stock Option or Stock Appreciation Right that is terminated in an amount equal to the product obtained by multiplying (x) the amount (if any) by which the Event Proceeds Per Share (as hereinafter defined) exceeds the exercise price per share covered by such Stock Option times (y) the number of shares of Common Stock covered by such Stock Option or Stock Appreciation Right. For purposes of this Section 10.7(b), "Event Proceeds Per Share" shall mean the cash plus the fair market value, as determined in good faith by the Committee, of the non-cash consideration to be received per share by the shareholders of the Corporation upon the occurrence of the Event.

10.8 WITHHOLDING TAXES, ETC. All distributions under the Plan shall be subject to any required withholding taxes and other withholdings and, in case of distributions in Common Stock, the Participant or other recipient may, as a condition precedent to the delivery of Common Stock, be required to pay to his/her participating employer the excess, if any, of the amount of required withholding over the withholdings, if any, from any distributions in cash under the Plan. All or a portion of such payment may, in the discretion of the Committee and upon the election of the Participant, be made (a) by withholding from shares that would otherwise be delivered to the Participant a number of shares sufficient to satisfy the remaining required tax withholding or (b) by tendering (either actually or by attestation) owned and unencumbered shares of Common Stock acceptable to the Committee and having a Fair Market Value on the date of tender equal to or less than the remaining required tax withholding. No distribution under the Plan shall be made in fractional shares of Common Stock, but the proportional market value thereof shall be paid in cash.

10.9 GENERAL RESTRICTION. Each Award shall be subject to the requirement that, if at any time the Board shall determine, in its discretion, that the listing, registration or qualification of the shares subject to such option and/or right upon any securities exchange or under any state or federal law, or the consent or approval of any government regulatory body, is necessary or desirable as a condition of, or in connection with the granting of such Award or the issue or purchase of shares respectively thereunder, such Award may not be exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained free of any conditions not acceptable to the Board.

10.10 USE OF PROCEEDS. The proceeds derived by the Corporation from the sale of the stock pursuant to Awards granted under the Plan shall constitute general funds of the Corporation.

10.11 DURATION OF PLAN. This Plan shall remain in effect until the earliest of the following events occurs: (a) distribution of all shares of Common Stock subject to the Plan, (b) termination of this Plan pursuant to Section 10.1 hereof, or (c) the tenth anniversary of the Effective Date.

10.12 SEVERABILITY. In the event any provision of this Plan shall be held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of this Plan, and this Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

10.13 GOVERNING LAW. To the extent that federal laws do not otherwise control, this Plan and all determinations made and actions taken pursuant to this Plan shall be governed by the laws of the Commonwealth of Pennsylvania and construed accordingly.

10.14 HEADINGS. The headings of the Articles and their subparts in this Plan are for convenience of reading only and are not meant to be of substantive significance and shall not add to or detract from the meaning of such Article or subpart to which it refers.

10.15 STOCK CERTIFICATES. Notwithstanding anything in the Plan to the contrary, to the extent the Plan provides for the issuance of stock certificates to reflect the issuance of shares of Common Stock or Restricted Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by applicable law or the applicable rules of any stock exchange on which the Common Stock is traded.

10.16 FRACTIONAL SHARES. No fractional shares of Common Stock shall be issued and the Committee shall determine, in its discretion, whether cash shall be given in lieu of fractional shares or whether such fractional shares shall be eliminated by rounding up or down as appropriate.

ARTICLE XI
COMPLIANCE WITH SECTION 409A OF THE INTERNAL REVENUE CODE

11.1 To the extent the Committee determines that any Award granted under the Plan is subject to Section 409A of the Internal Revenue Code, the Agreement evidencing such Award will incorporate the terms and conditions required by Section 409A of the Internal Revenue Code. To the extent applicable, the Plan and Agreement will be interpreted in accordance with Section 409A of the Internal Revenue Code and Department of Treasury regulations and other interpretive guidance issued thereunder, including without limitation any such regulations or other guidelines that may be issued after the Effective Date. Notwithstanding any provisions of the Plan, in the event that following the Effective Date the Committee determines that any Award may be subject to Section 409A of the Internal Revenue Code, the Committee may adopt such amendment to the Plan and/or the applicable Agreement or adopt policies and procedures or take any other action or actions, including an action or amendment with retroactive effect, that the Committee determines is necessary or appropriate to (i) exempt the Award from the application of Section 409A of the Internal Revenue Code or (ii) comply with the requirements of Section 409A of the Internal Revenue Code. The foregoing authority of the Committee with respect to determinations relating to compliance with Section 409A, shall include without limitation, where the Committee determines it to be appropriate, providing for a 6 month delay in payments to a Specified Employee as defined in Section 409A and the regulations thereunder; implementing adjustments pursuant to Sections 5.5, 7.3 and 10.7 so as not to constitute an impermissible modification under Section 409A and the regulations thereunder; including in any Award Agreement a definition of Separation from Service in lieu of the term termination of employment, or variation thereof, as defined in Section 409A and the regulations thereunder; limiting the discretion of a Participant under Section 9.3, and limiting the use of Dividend Equivalents.



BRYN MAWR BANK CORPORATION

2009 ANNUAL REPORT

SELECTED FINANCIAL DATA	1
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	2
MANAGEMENT'S REPORT OF INTERNAL CONTROL OVER FINANCIAL REPORTING	23
REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	24
CONSOLIDATED BALANCE SHEETS	26
CONSOLIDATED STATEMENTS OF INCOME	27
CONSOLIDATED STATEMENTS OF CASH FLOWS	28
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	30
NOTES TO CONSOLIDATED FINANCIAL STAEMENTS	31
PRICE RANGE OF SHARES	56
COMPARATIVE DATA PERFORMANCE	57


SEC MAIL PROCESSING
RECEIVED
APR 2 1 2010
WASH, D.C.
205
SECTION

Selected Financial Data

For the years ended December 31,	2009	2008	2007	2006	2005
	(dollars in thousands, except for per share data)				
Interest income	**$ 56,892**	$ 57,934	$ 54,218	$ 45,906	$ 37,908
Interest expense	**16,099**	20,796	19,976	12,607	6,600
Net interest income	**40,793**	37,138	34,242	33,299	31,308
Provision for loan and lease losses	**6,884**	5,596	891	832	762
Net interest income after loan loss provision	**33,909**	31,542	33,351	32,467	30,546
Non-interest income	**28,470**	21,472	21,781	18,361	18,305
Non-interest expense	**46,542**	38,676	34,959	31,423	31,573
Income before income taxes	**15,837**	14,338	20,173	19,405	17,278
Applicable income taxes	**5,500**	5,013	6,573	6,689	5,928
Net Income	**$ 10,337**	$ 9,325	$ 13,600	$ 12,716	$ 11,350
Per share data:					
Earnings per common share:					
Basic	**$ 1.18**	$ 1.09	$ 1.59	$ 1.48	$ 1.33
Diluted	**$ 1.18**	$ 1.08	$ 1.58	$ 1.46	$ 1.31
Dividends declared	**$ 0.56**	$ 0.54	$ 0.50	$ 0.46	$ 0.42
Weighted-average shares outstanding	**8,732,004**	8,566,938	8,539,904	8,578,050	8,563,027
Dilutive potential common shares	**16,719**	34,233	93,638	113,579	101,200
Adjusted weighted-average shares	**8,748,723**	8,601,171	8,633,542	8,691,629	8,664,227
Selected financial ratios:					
Tax equivalent net interest margin	**3.70%**	3.84%	4.37%	4.90%	5.05%
Net income/average total assets ("ROA")	**0.88%**	0.89%	1.59%	1.72%	1.66%
Net income/average shareholders' equity ("ROE")	**10.55%**	10.01%	15.87%	15.71%	15.50%
Tier 1 Capital to Risk Weighted Assets	**9.41%**	8.81%	10.40%	11.38%	11.38%
Total Regulatory Capital to Risk Weighted Assets	**12.53%**	11.29%	11.31%	12.46%	12.46%
Dividends declared per share to net income per basic common share	**47.5%**	49.5%	31.4%	31.1%	31.6%

At December 31,	2009	2008	2007	2006	2005
Total assets	**$1,238,821**	$1,151,346	$1,002,096	$ 826,817	$ 727,383
Earning assets	**1,164,617**	1,061,139	874,661	733,781	664,073
Portfolio loans and leases	**885,739**	899,577	802,925	681,291	595,165
Deposits	**937,887**	869,490	849,528	714,489	636,260
Shareholders' equity	**103,936**	92,413	90,351	82,092	77,222
Ratio of tangible common equity to tangible assets	**7.51%**	7.13%	9.02%	9.97%	10.66%
Ratio of equity to assets	**8.39%**	8.03%	9.02%	9.97%	10.66%
Loans serviced for others	**514,875**	350,199	357,363	382,141	417,649
Assets under management, administration & supervision[1]	**2,871,143**	2,146,399	2,277,091	2,178,777	2,042,613
Book value per share	**$ 11.72**	$ 10.76	$ 10.60	$ 9.59	$ 9.03
Tangible book value per share	**$ 10.40**	$ 9.55	$ 10.60	$ 9.59	$ 9.03
Allowance as a percentage of portfolio loans and leases	**1.18%**	1.15%	1.01%	1.19%	1.24%
Non-performing loans and leases as a percentage of total loans and leases	**0.78%**	0.65%	0.25%	0.12%	0.07%

[1]Excludes assets under management from an institutional client for 2007, 2006 and 2005.

Management's Discussion and Analysis of Financial Condition and Results of Operations

BRIEF HISTORY OF THE CORPORATION

The Bryn Mawr Trust Company (the "Bank" or "BMTC") received its Pennsylvania banking charter in 1889 and is a member of the Federal Reserve System. In 1986, Bryn Mawr Bank Corporation (the "Corporation" or "BMBC") was formed and on January 2, 1987, the Bank became a wholly-owned subsidiary of the Corporation. The Bank and Corporation are headquartered in Bryn Mawr, PA, a western suburb of Philadelphia, PA. The Corporation and its subsidiaries offer a full range of personal and business banking services, consumer and commercial loans, equipment leasing, mortgages, insurance and wealth management services, including investment management, trust and estate administration, retirement planning, custody services, and tax planning and preparation from nine full-service branches and seven limited-hour retirement community offices throughout Montgomery, Delaware and Chester counties. The Corporation trades on the NASDAQ Global Market ("NASDAQ") under the symbol BMTC.

The goal of the Corporation is to become the preeminent community bank and wealth management organization in the Philadelphia area.

The Corporation operates in a highly competitive market area that includes local, national and regional banks as competitors along with savings banks, credit unions, insurance companies, trust companies, registered investment advisors and mutual fund families. The Corporation and its subsidiaries are regulated by many regulatory agencies including the Securities and Exchange Commission ("SEC"), NASDAQ, Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve and the Pennsylvania Department of Banking.

FIRST KEYSTONE FINANCIAL, INC.

On November 3, 2009, the Corporation announced that it had entered into a definitive Agreement and Plan of Merger (the "Agreement") to acquire First Keystone Financial, Inc. and its subsidiaries (collectively, "First Keystone" or "FKF"), a Pennsylvania chartered savings and loan holding company headquartered in Media, PA, in a stock and cash transaction. In accordance with the terms of the Agreement, the acquisition is to be effected pursuant to a merger of First Keystone Financial, Inc. with and into the Corporation, and a two-step merger of First Keystone Bank with and into the Bank (collectively, the "Transaction"). At December 31, 2009 First Keystone had total assets of approximately $500 million and operated eight full-service branches, primarily in Delaware County, PA.

The Agreement provides for a per share merger consideration in the form of cash and common stock of the Corporation. The per share merger consideration may be adjusted based on the level of First Keystone's "Delinquencies" at the month-end preceding the closing date of the Transaction. "Delinquencies" are defined in the Agreement as all loans delinquent thirty days or more, non-accruing loans, other real estate owned, troubled debt restructurings and the aggregate amount of loans charged-off between October 31, 2008 and the month-end preceding the closing date in excess of $2.5 million. "Administrative Delinquencies" as defined in the Agreement are excluded from this definition. The per share merger consideration and adjustment levels are as follows:

FKF Delinquencies at Month-End Preceding Closing	Adjusted Amount of BMBC Stock to be Received for Each FKF Share	Adjusted Per Share Cash Consideration for Each FKF Share	Deal Value with BMTC Stock Valued at $16.00 per Share* (in millions)
Less than $10.5 million	0.6973	$2.06	$32.156
$10.5 – $12.5 million	0.6834	$2.02	$31.518
$12.5 – $14.5 million	0.6718	$1.98	$30.969
$14.5 – $16.5 million	0.6589	$1.95	$30.393
$16.5 million or more	0.6485	$1.92	$29.916

* *Calculated as the sum of (a) the product of the number of shares of First Keystone Financial, Inc. common stock outstanding, multiplied by the adjusted amount of BMBC stock to be received for such shares, multiplied by the per share market price of BMBC common stock, as listed on the NASDAQ Global Market, plus (b) the product of the number of shares of First Keystone Financial, Inc. common stock outstanding multiplied by the per share cash consideration. Numbers in this column are provided as an example of what the deal value would be assuming the market price of BMBC common stock is $16.00 per share, and the number of First Keystone Financial, Inc. shares outstanding does not change. As the price of BMBC common stock fluctuates, or the number of First Keystone Financial, Inc.'s shares outstanding changes, the deal value will also change.*

The Agreement also provides that all options to purchase First Keystone stock which are outstanding and unexercised immediately prior to the closing ("Continuing Options") under FKF's Amended and Restated 1995 Stock Option Plan and Amended and Restated 1998 Stock Option Plan, in each case as amended, shall, subject to certain conditions and regulatory approvals, become fully vested, to the extent not already fully vested, and exercisable and be converted into fully vested and exercisable options to purchase shares of the Corporation's stock. The number of shares of the Corporation's stock to be subject to the Continuing Options will be equal to 0.8204 ("Option Exchange Ratio") multiplied by the number of shares of First Keystone stock subject to the Continuing Options, subject to rounding. The exercise price per share of the Corporation's stock under the Continuing Options will be equal to the exercise price per share of First Keystone stock under the Continuing Options divided by the Option Exchange Ratio, subject to rounding. In the event that the per share Merger Consideration is adjusted as described above, the option exchange ration will also reflect a corresponding adjustment.

The closing of the Transaction is subject to approval by the Pennsylvania Department of Banking, the Office of Thrift Supervision and the Federal Reserve. Regulatory applications have been filed with these agencies and are under review. On March 2, 2010, First Keystone held a shareholder meeting to approve the Transaction. There were 2,432,998 shares of First Keystone common stock eligible to be voted at the meeting and 1,984,657 shares represented in person or by proxy. The shareholders approved the Transaction with more than 81% of the issued and outstanding shares voting in favor.

The closing of the Transaction remains subject to certain conditions more fully described in the Agreement, including, without limitation, governmental filings and regulatory approvals and expiration of applicable waiting periods, accuracy of specified representations and warranties of both parties, the absence of a material adverse effect, and obtaining material permits and authorizations for the lawful consummation of the Transaction. Upon completion of the Transaction, the Corporation and the Bank expect to be able to more efficiently leverage resources and deliver high quality products and services to the marketplace. Increasing the Corporation's presence in Delaware and Chester Counties has been a strategic goal, and this Transaction is an important component of that strategic plan.

For further information with respect to the Agreement, please review the Proxy Statement / Prospectus which was filed with the SEC on January 25, 2010 in accordance with Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act").

Results of Operations

The following is the Corporation's discussion and analysis of the significant changes in the results of operations, capital resources and liquidity presented in the accompanying consolidated financial statements. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. Current performance does not guarantee, and may not be indicative of similar performance in the future.

Critical Accounting Policies, Judgments and Estimates

The accounting and reporting policies of the Corporation and its subsidiaries conform with accounting principles generally accepted in the United States of America applicable to the financial services industry (Generally Accepted Accounting Principles "GAAP"). All inter-company transactions are eliminated in consolidation and certain reclassifications are made when necessary to conform the previous year's financial statements to the current year's presentation. In preparing the consolidated financial statements, the Corporation is required to make estimates and assumptions that affect the reported amount of assets and liabilities as of the dates of the balance sheets and revenues and expenditures for the periods presented. Therefore, actual results could differ from these estimates.

The allowance for loan and lease losses involves a higher degree of judgment and complexity than other significant accounting policies. The allowance for loan and lease losses is calculated with the objective of maintaining a reserve level believed by the Corporation to be sufficient to absorb estimated probable credit losses. The Corporation's determination of the adequacy of the allowance is based on periodic evaluations of the loan and lease portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires material estimates, including, among others, expected default probabilities, expected loan commitment usage, the amounts and timing of expected future cash flows on impaired loans and leases, value of collateral, estimated losses on consumer loans and residential mortgages and general amounts for historical loss experience. The process also considers economic conditions, international events, and inherent risks in the loan and lease portfolio. All of these factors may be susceptible to significant change. To the extent actual outcomes differ from the Corporation's estimates, additional provisions for loan and lease losses may be required that would adversely impact earnings in future periods. See the section of this document titled Asset Quality and Analysis of Credit Risk for additional information.

Other significant accounting policies are presented in Note 1 in the accompanying financial statements. The Corporation's Summary of Significant Accounting Policies has not substantively changed any aspect of its overall approach in the application of the foregoing policies.

Overview of General Economic, Regulatory and Governmental Environment

During 2009, the global and U.S. economies experienced a dramatic swing, beginning the year in a recessionary environment which then began to stabilize in the latter part of 2009.

Dramatic declines in the housing market during the past year, as home prices fell and foreclosures and unemployment increased, resulted in significant write-downs of asset values by financial institutions, including government-sponsored entities and major commercial and investment banks.

The drop in real estate values negatively impacted residential real estate builder and development business nationwide. As the U.S. economy entered a recession in 2008 which carried over into 2009, financial institutions faced higher credit losses from distressed real estate values and borrower defaults which resulted in reduced capital levels. In addition, investment securities backed by residential and commercial real estate were reflecting substantial unrealized losses due to a lack of liquidity in the financial markets and anticipated credit losses. Some financial institutions were forced into liquidation or were merged with stronger institutions as losses increased and the amounts of available funding and capital levels lessened. As of December 31, 2009, the Bryn Mawr Bank Corporation (the "Corporation" and "BMBC") and The Bryn Mawr Trust Company ("BMTC" and the "Bank") are "well capitalized" by regulatory standards and are in a position to acquire new customers from weaker financial institutions.

In 2008 the Emergency Economic Stabilization Act of 2008 ("EESA") was signed into law on October 3, 2008. The EESA authorizes the U.S. Treasury the ability to provide funds to restore liquidity and stability to the U.S. financial system. Two of the specific programs, the Troubled Asset Relief Program ("TARP") and the Temporary Liquidity Guarantee Program ("TLGP") are described in further detail below from their onset with relevant updates.

The TARP program under which the Treasury purchases equity stakes in certain banks and thrifts. The Treasury's initial effort was to make available $250 billion of capital to U.S. financial institutions in the form of preferred stock (from the $700 billion authorized by the EESA). In conjunction with the purchase of preferred stock, the Treasury receives warrants to purchase common stock with an aggregate market price equal to 15% of the preferred investment.

As financial systems have stabilized, many larger financial institutions have begun to repay TARP funds early, as Federal Reserve stress tests performed on these institutions showed no additional need for capital. The Corporation elected not to participate in the program due to its "well capitalized" regulatory capital position and the ever changing conditions of the TARP program.

The systemic risk exception to the Federal Deposit Insurance Corporation ("FDIC") Act, enables the FDIC to temporarily provide a 100% guarantee of the senior unsecured debt of all FDIC-insured institutions and their holding companies, as well as deposits in noninterest-bearing transaction deposit accounts under the TLGP through December 31, 2009. Pursuant to this program, all insured depository institutions automatically participated in the TLGP for 30 days following the announcement of the program without charge and thereafter, unless the institution opted out, at a cost of 75 basis points per annum for senior unsecured debt and 10 basis points per annum for noninterest-bearing transaction deposits.

On August 26, 2009 the FDIC extended the TLGP until June 30, 2010. This program will continue to provide depositors with unlimited coverage for non-interest bearing transaction accounts at participating FDIC-insured institutions. The unlimited coverage applies to all personal and business checking deposit accounts that do not earn interest, including DDA accounts, low interest NOW accounts and IOLTA accounts. BMTC chose to continue its participation in the TLGP and, thus, did not opt out.

On May 22, 2009 the FDIC adopted a final rule imposing a five basis point emergency special assessment on each insured depository institution's assets less Tier I capital as of June 30, 2009, payable September 30, 2009. The Corporation's special assessment was $540 thousand.

On November 12, 2009 the FDIC announced it will require insured institutions to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The prepaid assessment for these periods was collected on December 30, 2009. The Corporation's prepayment was $4.5 million.

The FDIC announced on October 3, 2008 that deposits held at FDIC-insured institutions are insured up to at least $250 thousand per depositor until December 31, 2009. On May 20, 2009 the FDIC announced an extension of this program until December 31, 2013.

The Federal Home Loan Bank of Pittsburgh ("FHLB-P") has continued its voluntary suspension of dividend payments and the repurchase of excess capital stock originally announced on December 23, 2008. The FHLB-P expects that its ability to pay dividends and add to retained earnings will be significantly curtailed due to low short-term interest rates, an increased cost of maintaining liquidity and constrained access to debt markets at attractive rates. Capital stock repurchases from member banks will be reviewed on a quarterly basis, but no repurchase will take place until advised. As of December 31, 2009, the Corporation held $7.9 million of FHLB-P capital stock and is monitoring the situation closely as are other FHLB-P member banks. The FHLB-P is the primary source of liquidity for the Corporation, but it can also use other alternatives available to the Corporation that include the Federal Reserve and wholesale certificates of deposit.

Throughout 2009 the economy remained weak though improvements are occurring. A drawn-out economic recovery could have an adverse effect on the Corporation's revenues, capital, liquidity and profitability. However, the Corporation is confident that its disciplined strategies to maintain a strong financial position and build the brand name put it in a good position to weather the financial downturn and take advantage of opportunities as they arise.

EXECUTIVE OVERVIEW

2009 Compared to 2008

The Corporation's 2009 diluted earnings per share increased $0.10 per share to $1.18 per share or 9.3% compared to $1.08 per share in 2008, and net income for the year ended December 31, 2009 of $10.3 million increased 10.9% or $1.0 million, compared to $9.3 million last year. Return on average equity (ROE) and return on average assets (ROA) for the year ended December 31, 2009 were 10.22% and 0.87%, compared with ROE and ROA of 10.01% and 0.89%, respectively, in 2008.

During 2009, the Corporation made progress on several of its growth initiatives including the announcement on November 3, 2009 to acquire First Keystone Financial, Inc. as discussed earlier in this document.

Additionally, on January 2, 2009, the Corporation opened its West Chester Regional Banking Center which enabled the Corporation's wealth management and banking services to be introduced into another affluent market with good growth potential while further diversifying its asset base and client accounts.

Rounding out 2009, the Corporation established BMT Asset Management, a department within the Wealth Management Division of the Bank, filed a Shelf Registration Statement on Form S-3 and established a Dividend Reinvestment and Stock Purchased Plan ("DRIP").

BMT Asset Management was established through the hiring of experienced asset managers in the later part of June 2009 and has generated $86.6 million in assets under management at December 31, 2009.

The shelf registration was declared effective by the Securities and Exchange Commission ("SEC") on June 17, 2009, and is intended to allow the Corporation to raise additional capital through offers and sales of registered securities consisting of common stock, warrants to purchase common stock, stock purchase contracts or units consisting of any combination of the foregoing securities.

On July 20, 2009 the Corporation filed a prospectus supplement with the SEC in order to take securities down from the Shelf Registration Statement in connection with the DRIP. The DRIP provides existing shareholders and new investors the opportunity to easily and conveniently increase their investment in the Corporation through reinvestment of dividends, new investments and requests for waivers.

The Corporation's portfolio of loans and leases at December 31, 2009 of $885.7 million decreased 1.6% or $13.9 million from $899.6 million at December 31, 2008 balances.

The loan portfolio, excluding leases, declined marginally by 0.3% or $2.3 million to $838.0 million in 2009 compared with $840.3 million in 2008. The lease portfolio declined 19.5% or $11.6 million to $47.8 million from the December 31, 2008 balance of $59.4 million. The lease portfolio represents approximately 5.4% of total 2009 year-end portfolio loans and leases. The decline in the loan portfolio was concentrated in the construction and lease portfolios due to the Corporation's decision to limit exposure to those sections of the portfolio.

Credit quality on the overall loan and lease portfolio remains stable as total non-performing loans and leases represents 78 basis points or $6.9 million of portfolio loans and leases at December 31, 2009. The Corporation believes the majority of these loans are adequately secured by collateral that can substantially liquidate the debt. This compares with 65 basis points or $5.8 million at December 31, 2008. The provision for loan and lease losses for the years ended December 31, 2009 and 2008 was $6.9 million and $5.6 million, respectively. At December 31, 2009, the allowance for loan and lease losses ("allowance") of $10.4 million represented 1.18% of portfolio loans and leases compared with 1.15% at December 31, 2008. For additional information about asset quality and analysis of credit risk, see page 11 of this document.

Funding from wholesale sources, which includes wholesale deposits, subordinated debt and Federal Home Loan Bank of Pittsburg ("FHLB-P") borrowings, at December 31, 2009 of approximately $255.6 million was $65.3 million lower than the $320.9 million at December 31, 2008. The increase in deposit activity during 2009 reduced the Corporation's dependency on more expensive wholesale funding by approximately 8%.

The increase in the Corporation's tax equivalent net interest income of $3.7 million or 9.8% for the year ended December 31, 2009 compared to the same period last year was due to an interest expense reduction of $5.4 million or 26.5%, growth in the investment portfolio and a higher than average interest rate on interest earning assets. The Corporation's tax-equivalent net interest margin increased from 3.70% in 2008 to 3.84% in 2009.

For the year ended December 31, 2009, non-interest income was $28.5 million, an increase of $7.0 million or 32.6% from $21.5 million in 2008. The primary factors for this increase were the gains on the sale of residential mortgage loans, the gains on sale of investment securities and increased fees from the Wealth Management Division.

For the year ended December 31, 2009, non-interest expense was $46.5 million, an increase of $7.9 million or 20.3% over the $38.7 million in the same period last year. Personnel and related support costs associated with new business initiatives including commissions on mortgage originations, the opening of the West Chester Regional Banking Center, costs associated with the Transaction with First Keystone and the FDIC insurance increase along with the FDIC one-time special assessment were the largest contributors to this increase.

2008 Compared to 2007

For the twelve months ended December 31, 2008, the Corporation earned $9.3 million or $1.08 per diluted share. The Corporation's 2008 diluted earnings per share decreased $0.50 per share or 31.6% compared to $1.58 per share in 2007, and net income for the year ended December 31, 2008 decreased 31.6% or $4.3 million, compared to $13.6 million in 2007. Return on average equity (ROE) and return on average assets (ROA) for the year ended December 31, 2008 were 10.01% and 0.89%, respectively. ROE was 15.87% and ROA was 1.59% for the same period last year.

The Corporation elected not to participate in the United States Government's TARP Program due to the Corporation's regulatory capital status of "well capitalized" and the ever changing conditions of the TARP Program.

During 2008, the Corporation established The Bryn Mawr Trust Company of Delaware, a limited purpose trust company ("LPTC") in the State of Delaware. Additionally, on July 15, 2008, the Corporation acquired Lau Associates, a Wilmington, Delaware, based investment advisory and financial planning firm.

The Corporation increased portfolio loans and leases in 2008 by 12.0% or $96.7 million compared with year-end 2007 balances by expanding banking relationships with local businesses, not-for-profit entities and high credit quality individuals.

The loan portfolio, excluding leases, grew 10.9% or $82.4 million to $840.3 million in 2008 compared with $757.8 million in 2007. This increase included home equity loans and lines, commercial and industrial loans and commercial mortgages. The lease portfolio grew 31.5% or $14.2 million to $59.3 in 2008 and now represents approximately 6.6% of total portfolio loans and leases. The lease portfolio, which is national in scope, did not perform well in 2008 as charge-offs were 6.24% of average leases. The Corporation made underwriting adjustments at the end of 2007 and has continued to "tighten" these standards in 2008 and early 2009.

Total non-performing loans and leases represents 65 basis points or $5.8 million of portfolio loans and leases at December 31, 2008. This compares with 25 basis points or $2.0 million at December 31, 2007. The provision for loan and lease losses for the years ended December 31, 2008 and 2007 was $5.6 million and $891 thousand, respectively, which was primarily due to the increased level of charge-offs in the lease portfolio. At December 31, 2008, the allowance for loan and lease losses ("allowance") of $10.3 million represents 1.15% of portfolio loans and leases compared with 1.01% at December 31, 2007.

Funding from wholesale sources, which includes wholesale deposits, subordinated debt and FHLB-P borrowings, at December 31, 2008 of approximately $290.7 million was $115.9 million higher than the $174.8 million at December 31, 2007. The incremental wholesale funding was primarily used to fund $96.7 million of growth in the loan and lease portfolio and $60.0 million of growth in the Corporation's investment portfolio.

The increase in the Corporation's tax equivalent net interest income of $2.8 million or 8.2% for the year ended December 31, 2008 compared to the same period last year was due to the increase in loan and lease volume, and the growth in the investment portfolio, which more than offset the decrease in asset yields and higher funding costs. The Corporation's tax-equivalent net interest margin declined from 4.37% in 2007 to 3.84% in 2008.

For the year ended December 31, 2008, non-interest income was $21.5 million, a decrease of $0.3 million or 1.4% from the $21.8 million in 2007. The primary factor for this decrease was a gain on the sale of real estate of $1.3 million in 2007. Partially offsetting this decrease were gains on sale of investments, interest rate floor income and increased Wealth Management Division revenue which is attributed to the acquisition of Lau Associates.

For the year ended December 31, 2008, non-interest expense was $38.7 million, an increase of $3.7 million or 10.6% over the $35.0 million in the same period last year. Personnel and related support costs associated with new business initiatives including the Lau Associates acquisition and the impairment of mortgage servicing rights were the largest contributors to this increase.

COMPONENTS OF NET INCOME

Net income is affected by five major elements: **Net Interest Income**, or the difference between interest income and loan fees earned on loans and investments and interest expense paid on deposits and borrowed funds; **Provision For Loan and Lease Losses**, or the amount added to the allowance for loan and lease losses to provide for estimated inherent losses on loans and leases; **Non-Interest Income** which is made up primarily of certain fees, wealth management revenue, residential mortgage activities and gains and losses from the sale of securities and other assets; **Non-Interest Expense**, which consists primarily of salaries, employee benefits and other operating expenses; and **Income Taxes**. Each of these major elements will be reviewed in more detail in the following discussion.

NET INTEREST INCOME

Rate/Volume Analyses (Tax Equivalent Basis)*

The rate volume analysis in the table below analyzes changes in tax equivalent net interest income for the years 2009 compared to 2008 and 2008 compared to 2007 by its rate and volume components. The change in interest income/expense due to both volume and rate has been allocated to changes in volume.

	Year Ended December 31,					
(dollars in thousands)	2009 Compared to 2008			2008 Compared to 2007		
increase/(decrease)	Volume	Rate	Total	Volume	Rate	Total
Interest Income:						
Interest-bearing deposits with banks	$ 127	$ (198)	$ (71)	$ 867	$ (798)	$ 69
Money market funds	(123)	(12)	(135)	162	(152)	10
Federal funds sold	193	(15)	178	106	(144)	(38)
Investment securities available for sale	2,531	(1,848)	683	2,522	(271)	2,251
Loans and leases	2,546	(4,121)	(1,575)	7,820	(6,463)	1,357
Total interest income	5,274	(6,194)	(920)	11,477	(7,828)	3,649
Interest expense:						
Savings, NOW and market rate accounts	1,084	(1,632)	(548)	628	(1,044)	(416)
Other wholesale deposits	27	10	37	111	—	111
Wholesale time deposits	(2,076)	(1,338)	(3,414)	2,099	(1,637)	462
Time deposits	(162)	(1,985)	(2,147)	355	(2,226)	(1,871)
Borrowed Funds	1,221	154	1,375	4,907	(2,373)	2,534
Total interest expense	94	(4,791)	(4,697)	8,100	(7,280)	820
Interest differential	$ 5,180	$(1,403)	$ 3,777	$ 3,377	$ (548)	$ 2,829

** The tax rate used in the calculation of the tax equivalent income is 35%.*

Analyses of Interest Rates and Interest Differential

The table below presents the major asset and liability categories on an average daily basis for the periods presented, along with tax-equivalent interest income and expense and key rates and yields:

	For the Year Ended December 31,								
	2009			2008			2007		
(dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
Assets:									
Interest-bearing deposits with banks	**$ 34,946**	**$ 74**	**0.21%**	$ 18,678	$ 145	0.78%	$ 1,506	$ 76	5.05%
Federal funds sold	**548**	**1**	**0.18%**	5,616	136	2.42%	3,496	174	4.98%
Money market funds	**38,662**	**197**	**0.51%**	3,445	19	0.55%	182	9	4.95%
Investment securities:									
Taxable	**129,780**	**4,398**	**3.39%**	86,940	4,127	4.75%	39,510	2,008	5.08%
Tax –Exempt	**17,818**	**776**	**4.36%**	7,538	364	4.83%	5,029	232	4.61%
Total investment securities [3]	**147,598**	**5,174**	**3.51%**	94,478	4,491	4.75%	44,539	2,240	5.03%
Loans and leases[1][2]	**892,518**	**51,835**	**5.81%**	851,752	53,410	6.27%	740,694	52,053	7.03%
Total interest earning assets	**1,114,272**	**57,281**	**5.14%**	973,969	58,201	5.98%	790,418	54,552	6.90%
Cash and due from banks	**11,249**			15,780			22,640		
Allowance for loan and lease losses	**(10,421)**			(8,613)			(8,463)		
Other assets	**65,395**			64,542			48,725		
Total assets	**$ 1,180,495**			$ 1,045,678			$ 853,320		
Liabilities:									
Savings, NOW, and market rate accounts	**$ 408,523**	**3,094**	**0.76%**	$ 325,291	$ 3,753	1.15%	$ 280,371	$ 4,169	1.49%
Other wholesale deposits	**33,988**	**148**	**0.44%**	10,088	111	1.10%	—	—	—
Wholesale time deposits	**83,277**	**2,084**	**2.50%**	123,794	5,498	4.11%	92,329	4,925	5.53%
Time deposits	**190,071**	**4,644**	**2.44%**	194,739	6,791	3.49%	187,044	8,662	4.63%
Total interest-bearing deposits	**715,859**	**9,970**	**1.39%**	653,912	16,042	2.45%	559,744	17,756	3.17%
Subordinated debt	**20,260**	**1,108**	**5.47%**	5,934	408	6.88%	—	—	—
Mortgage payable	**1,450**	**82**	**5.66%**	—	—	—	—	—	—
Borrowed funds	**149,937**	**4,939**	**3.29%**	130,490	4,346	3.33%	42,496	2,220	5.22%
Total interest-bearing liabilities	**887,506**	**16,099**	**1.81%**	790,336	20,796	2.63%	602,240	19,976	3.32%
Non-interest-bearing deposits	**172,468**			143,924			148,773		
Other liabilities	**22,502**			18,243			16,622		
Total non-interest-bearing liabilities	**194,970**			162,167			165,395		
Total liabilities	**1,082,476**			952,503			767,635		
Shareholder's equity	**98,019**			93,175			85,685		
Total liabilities and shareholders' equity	**$ 1,180,495**			$ 1,045,678			$ 853,320		
Net interest spread			**3.33%**			3.35%			3.58%
Effect of non-interest-bearing sources			**0.37%**			0.49%			0.79%
Net interest income/margin on earning assets		**$ 41,182**	**3.70%**		$ 37,405	3.84%		$ 34,576	4.37%
Tax equivalent adjustment (tax rate 35%)		**$ 389**	**0.04%**		$ 267	0.03%		$ 334	0.04%

(1) Non-accrual loans have been included in average loan balances, but interest on non-accrual loans has not been included for purposes of determining interest income. Average loans and leases include portfolio loans, leases and loans held for sale.

(2) Loans include portfolio loans and leases and loans held for sale.

(3) Investment securities include trading and available for sale

Net Interest Income and Net Interest Margin 2009 Compared to 2008

Net interest income on a tax equivalent basis for the year ended December 31, 2009 of $41.2 million was $3.8 million or 10.1% higher than $37.4 million in 2008. This increase was substantially due to the reduction in interest expense of $4.7 million or 22.6%. Interest earning assets increased $140.3 million or 14.4% from 2008. However, the yield on earning assets, which offset the reduction in interest expense, decreased from 5.98% to 5.14% or 84 basis points from the same period. This is the result to the yields on loans decreasing 46 basis points to 5.81% due to the current rate environment and competitive pricing pressures. The yield on investments decreased 124 basis points as more short term liquid investments were purchased.

Average interest bearing liabilities increased $97.2 million or 12.3% from $790.3 million in 2008 to $887.5 million in 2009. This increase is mainly due to the increase in core deposits as wholesale deposits that matured were not replaced. Additionally, the Corporation increased subordinated debt by $14.3 million. The rate on interest bearing liabilities declined 82 basis points from 2.63% to 1.81% primarily due to aggressive management of deposit pricing and the maturity of higher rate wholesale deposits. Despite the increase in the tax equivalent net interest income, the tax equivalent net interest margin on interest earning assets decreased 14 basis points to 3.70% from 3.84% during 2008.

Net Interest Income and Net Interest Margin 2008 Compared to 2007

Net interest income on a tax equivalent basis for the year ended December 31, 2008 of $37.4 million was 8.1% higher than $34.6 million in 2007. This increase was substantially rate driven. Average loan growth of $111.1 million or 15.0% and investment security growth of $50 million were able to offset rate decreases and the impact of funding with higher cost wholesale funds, which includes wholesale deposits, subordinated debt and borrowings.

Average interest bearing liabilities increased by $188.1 million or 31.2% to $790.3 million during 2008 compared to $602.2 million during 2007. Wholesale deposits and borrowings were the primary factors contributing to the increase in average interest bearing liabilities. The change in average other deposit balances in 2008 was a nominal $1.6 million increase.

Despite the increase in tax equivalent net interest income due to increased loan, lease and investment balances, the tax equivalent net interest margin on interest earning assets decreased by 53 basis points from 4.37% during 2007 to 3.84% during 2008, due to lower rates on interest earning assets.

Net Interest Margin Over Last Five Quarters

The Corporation's tax equivalent net interest margin increased 22 basis points to 3.85% in the fourth quarter of 2009 from 3.63% in the same period in 2008. The reduction in the earning asset yield of 64 basis points was due to prime rate decreases, the current rate environment and competitive pricing pressure.

The interest bearing liability cost decreased in the fourth quarter of 2009 to 1.45%, a decrease of 97 basis points from the fourth quarter of 2008. This reduction was due primarily to aggressive management of deposit pricing and the maturity of higher rate wholesale deposits during 2009.

The tax equivalent net interest margin and related components for the past five linked quarters are shown in the table below.

	Year	Earning Asset Yield	Interest Bearing Liability Cost	Net Interest Spread	Effect of Non-Interest Bearing Sources	Net Interest Margin
Tax Equivalent Net Interest Margin Last Five Quarters						
4th Quarter	2009	4.99%	1.45%	3.54%	0.31%	3.85%
3rd Quarter	2009	5.09%	1.73%	3.36%	0.36%	3.72%
2nd Quarter	2009	5.13%	1.94%	3.19%	0.40%	3.59%
1st Quarter	2009	5.37%	2.15%	3.22%	0.40%	3.62%
4th Quarter	2008	5.63%	2.42%	3.21%	0.42%	3.63%

Year	Earning Asset Yield	Interest Bearing Liability Cost	Net Interest Spread	Effect of Non-Interest Bearing Sources	Net Interest Margin
Tax Equivalent Net Interest Margin Last Three Years					
2009	5.14%	1.81%	3.33%	0.37%	3.70%
2008	5.98%	2.63%	3.35%	0.49%	3.84%
2007	6.90%	3.32%	3.58%	0.79%	4.37%

Interest Rate Sensitivity

The Corporation actively manages its interest rate sensitivity position. The objectives of interest rate risk management are to control exposure of net interest income to risks associated with interest rate movements and to achieve sustainable growth in net interest income. The Corporation's Asset Liability Committee ("ALCO"), using policies and procedures approved by the Corporation's Board of Directors, is responsible for managing the interest rate sensitivity position. The Corporation manages interest rate sensitivity by changing the mix, pricing and re-pricing characteristics of its assets and liabilities, through the management of its investment portfolio, its offering of loan and selected deposit terms and through wholesale funding. Wholesale funding consists of multiple sources including borrowings from the FHLB-P, Federal Reserve Bank of Philadelphia discount window, certificates of deposit from institutional brokers, Certificate of Deposit Account Registry Service ("CDARS"), Insured Network Deposit ("IND") Program, Institutional Deposit Corporation ("IDC") and Pennsylvania Local Government Investment Trust ("PLGIT").

The Corporation uses several tools to manage its interest rate risk including interest rate sensitivity analysis (a/k/a "GAP Analysis"), market value of portfolio equity analysis, interest rate simulations under various rate scenarios and tax equivalent net interest margin reports. The results of these reports are compared to limits established by the Corporation's ALCO Policies and appropriate adjustments are made if the results are outside of established limits.

The following table demonstrates the annualized result of an interest rate simulation and the estimated effect that a parallel interest rate shift in the yield curve and subjective adjustments in deposit pricing might have on the Corporation's projected net interest income over the next 12 months.

This simulation assumes that there is no growth in the balance sheet over the next twelve months. The changes to net interest income shown below are in compliance with the Corporation's policy guidelines.

Summary of Interest Rate Simulation

(dollars in thousands)	December 31, 2009 Estimated Change In Net Interest Income Over Next 12 Months	
Change in Interest Rates		
+300 basis points	$ 2,980	6.86%
+200 basis points	$ 1,725	3.97%
+100 basis points	$ (632)	(1.45)%
-100 basis points	$ (1,313)	(3.02)%

The interest rate simulation above indicates that the Corporation's balance sheet as of December 31, 2009 is asset sensitive, meaning that a 100 basis point increase or decrease in interest rates will have a negative impact on net interest income over the next 12 months. Assets will not reprice as quickly as deposits since Bryn Mawr Trust's prime rate is 74 basis points higher than the Wall Street Journal prime rate and there are interest rate floors on approximately all home equity lines of credit. The interest rate simulation is an estimate based on assumptions, which are based in part on past behavior of customers, along with expectations of future behavior relative to interest rate changes.

Actual results may differ from the interest rate simulation for many reasons including market reactions, competitor responses, regulatory actions and/or customer behavior, especially in these uncertain economic times, which could cause an unexpected outcome that, may translate into lower net interest income.

GAP Report

The interest sensitivity or "GAP" report identifies interest rate risk by showing repricing gaps in the bank's balance sheet. All assets and liabilities are reflected based on behavioral sensitivity, which is usually the earliest of either: repricing, maturity, contractual amortization, prepayments or likely call dates. Non-maturity deposits such as NOW, Savings and money market accounts are spread over various time periods based on the expected sensitivity of these rates considering liquidity and investment preferences for the bank. Non-rate sensitive assets and liabilities are spread over time periods to reflect how the Corporation views the maturity of these funds.

Non-maturity deposits, demand deposits in particular, are recognized by the regulatory agencies to have different sensitivities to interest rate environments. Consequently, it is an accepted practice to spread non-maturity deposits over defined time periods in order to capture that sensitivity. Commercial demand deposits are often in the form of compensating balances, and fluctuate inversely to the level of interest rates; the maturity of those deposits is reported as having a shorter life than typical retail demand deposits. Additionally, the regulatory agencies have suggested distribution limits are for non-maturity deposits. However, the Corporation has taken a more conservative approach than these limits would imply by reporting them as having a shorter maturity. The following table presents the Corporation's GAP Analysis as of December 31, 2009:

(dollars in thousands)	0 to 90 Days	91 to 365 Days	1 - 5 Years	Over 5 Years	Non-Rate Sensitive	Total
Assets:						
Interest-bearing deposits with banks	$ 58.5	$ —	$ —	$ —	$ —	$ 58.5
Money market funds	9.2	—	—	—	—	9.2
Investment securities	67.2	37.9	55.3	47.8	—	208.2
Loans and leases[(1)]	369.7	84.5	374.4	60.1	—	888.7
Allowance	—	—	—	—	(10.4)	(10.4)
Cash and due from banks	—	—	—	—	11.7	11.7
Other assets	—	—	0.6	0.1	72.2	72.9
Total assets	$ 504.6	$ 122.4	$ 430.3	$ 108.0	$ 73.5	$ 1,238.8
Liabilities and shareholders' equity:						
Demand, non-interest-bearing	$ 79.2	21.1	112.6	—	—	212.9
Savings, NOW and market rate	83.5	73.4	260.9	65.1	—	482.9
Time deposits	97.7	45.3	10.7	0.1	—	153.8
Other wholesale deposits	52.2	—	—	—	—	52.2
Wholesale time deposits	17.4	13.0	5.7	—	—	36.1
Borrowed funds	11.7	27.9	94.6	10.7	—	144.9
Subordinated debt	22.5	—	—	—	—	22.5
Mortgage payable	—	0.1	1.9	—	—	2.0
Other liabilities	—	—	—	—	27.6	27.6
Shareholders' equity	3.7	11.1	59.4	29.7	—	103.9
Total liabilities and shareholders' equity	$ 367.9	$ 191.9	$ 545.8	$ 105.5	$ 27.6	$ 1,238.8
Interest earning assets	504.6	122.4	429.7	107.9	—	1,164.6
Interest bearing liabilities	$ 285.0	159.7	373.8	75.9	—	894.4
Difference between interest earning assets and interest bearing liabilities	$ 219.6	$ (37.3)	$ 55.9	$ 32.0	$ —	$ 270.2
Cumulative difference between interest earning assets and interest bearing liabilities	$ 219.5	$ 182.2	$ 238.1	$ 270.2	$ —	$ 270.2
Cumulative earning assets as a % of cumulative interest bearing liabilities	177%	141%	129%	130%		

[(1)] *Loans include portfolio loans and leases and loans held for sale.*

The table above indicates that the Corporation is asset sensitive in the immediate to 90 day time frame and should experience an increase in net interest income in the near term, if interest rates rise. Accordingly, if rates decline, net interest income should decline. Actual results may differ from expected results for many reasons including market reactions, competitor responses, customer behavior and/or regulatory actions.

Maturity of Certificates of Deposit of $100,000 or Greater at December 31, 2009

(dollars in thousands)	Non-Wholesale	Wholesale
Three months or less	$ 59,606	$ 3,583
Three to six months	5,141	—
Six to twelve months	11,909	5,489
Greater than twelve months	2,521	5,701
Total	$ 79,177	$ 14,733

PROVISION FOR LOAN AND LEASE LOSSES

General Discussion of the Allowance for Loan and Lease Losses

The Corporation uses the allowance method of accounting for credit losses. The balance in the allowance for loan and lease losses ("allowance") is determined based on the Corporation's review and evaluation of the loan and lease portfolio in relation to past loss experience, the size and composition of the portfolio, current economic events and conditions, and other pertinent factors, including the Corporation's assumptions as to future delinquencies, recoveries and losses.

Increases to the allowance are implemented through a corresponding provision (expense) in the Corporation's statement of income. Loans and leases deemed uncollectible are charged against the allowance. Recoveries of previously charged-off amounts are credited to the allowance.

While the Corporation considers the allowance to be adequate based on information currently available, future additions to the allowance may be necessary due to changes in economic conditions or the Corporation's assumptions as to future delinquencies, recoveries and losses and the Corporation's intent with regard to the disposition of loans. In addition, the Pennsylvania Department of Banking and the Federal Reserve Bank of Philadelphia, as an integral part of their examination process, periodically review the Corporation's allowance.

The Corporation's allowance is the accumulation of four components that are calculated based on various independent methodologies. All components of the allowance are estimations. The Corporation discusses these estimates earlier in this document under the heading of "Critical Accounting Policies, Judgments and Estimates". The four components are as follows:

- Specific Loan Evaluation Component – Includes the specific evaluation of larger classified loans. The Corporation evaluates larger, classified loans with greater scrutiny to calculate an appropriate allowance for the identified loan.
- Historical Charge-Off Component – Applies a five year historical charge-off rate to pools of non-classified loans excluding leases.
- Additional Factors Component – The loan and lease portfolios are broken down into multiple homogeneous sub classifications upon which multiple factors (such as delinquency trends, economic conditions, loan terms, credit grade, state of origination, industry, other relevant information and regulatory environment) are evaluated resulting in an allowance amount for each of the sub classifications. The sum of these amounts equals the Additional Factors Component. These additional factors are reviewed by the Corporation on a quarterly basis to reflect changes in each homogeneous sub-classification identified.
- Unallocated Component – This amount represents a reserve against all loans for factors not included in the components above. The unallocated component of the Allowance is available for use against any portion of the loan and lease portfolio.

Given the difficult national economic conditions since 2008, it has been recommended by regulators in general that recent charge-off history be given more weight in the ALLL calculation. The Corporation is aware of these recommendations and believes its ALLL methodology adequately provides the appropriate weighting to current charge-off history in the aggregate, primarily through the specific loan and additional factor components of the allowance methodology. The Corporation will continue to evaluate this issue on a quarterly basis and will make appropriate adjustments to the historical charge-off methodology as needed.

Asset Quality and Analysis of Credit Risk

Credit quality on the overall loan and lease portfolio remains stable as total non-performing loans and leases of $6.9 million represented 78 basis points of portfolio loans and leases at December 31, 2009. This compares with 65 basis points or $5.8 million at December 31, 2008 and 25 basis points or $2.0 million at December 31, 2007. The increase in the non-performing loans and leases from $5.8 million to $6.9 million is primarily attributable to one specific commercial loan relationship which experienced financial difficulties. While the level of non-performing loans and leases has increased from December 31, 2008, the majority of these loans are adequately secured by collateral that can substantially liquidate the associated debt. As of December 31, 2009 the Corporation had OREO valued at $1.0 million which was written down and then carried at fair value less cost to sell.

A troubled debt restructure ("TDR") occurs when a creditor, for economic or legal reasons related to the debtor's financial difficulties, grants a concession to the debtor that it would otherwise not consider. As of December 31, 2009 the Corporation had $2.3 million of loans which it had classified as TDR's and were included in total non-performing loans and leases and an additional $1.6 million of performing lease balances which were classified as TDR's. The Corporation has procedures in place to determine if a loan or lease is a TDR and to report them in accordance with regulatory guidance, and reviews loans and leases subject to any concession on a monthly basis.

At December 31, 2009 the Corporation had $6.2 million of impaired loans which are included in total nonperforming loan and leases. Impaired loans are loans and leases in which it is probable that the Corporation will not be able to collect all scheduled principal and interest in accordance with the loan agreements.

The provision for loan and lease losses for the years ended December 31, 2009, 2008 and 2007 was $6.9 million, $5.6 million and $891 thousand, respectively. At December 31, 2009, the allowance for loan and lease losses of $10.4 million represented 1.18% of portfolio loans and leases compared with 1.15% at December 31, 2008 and 1.01% at December 31, 2007. The nominal increase in the allowance as a percentage of portfolio loans and leases from the end of 2008 to the end of 2009 reflects the commercial loan mentioned previously, and lower loan and lease balances.

The Corporation believes that while economic conditions indicate the country may be coming out of the recession, a return to full employment (defined as 6%) and improvements in the construction and commercial real estate markets may be several years away, which may have a negative effect on collateral value and the borrower's ability to repay. The Greater Philadelphia area in which the Corporation operates (except for its national leasing business) has not seen the severe downturn that many of the other areas in the country have experienced, but this area has not been immune from these tough economic times.

Accordingly, the Corporation expects that this continued economic weakness may result in the Corporation's provision for loan and lease losses and non-performing loans and leases to remain at current levels or higher for the foreseeable future, as loans and leases that have performed in prior years may succumb to this extended downturn and migrate to classified loans status and possibly to non-performing status. At the same time, loans and leases that are listed as non-performing are being actively managed, moved to OREO, restructured, charged-off, charged-down, brought current and/or paid off, reducing the aggregate dollar amount of non-performing loans and leases, possibly to be replaced by loans and leases that were previously performing.

The Corporation continues to be diligent in its credit underwriting process and very proactive with its loan review process (including the services of an independent outside loan review firm) which identifies developing credit issues. These proactive steps include the procurement of additional collateral (preferably outside the current loan structure) whenever possible and frequent contact with the borrower. We believe that timely identification of credit issues and appropriate actions early in the process serve to mitigate overall losses.

During the third quarter of 2009, the Corporation made refinements, along with changes to estimates of loss in certain asset classes. These changes in estimates and refinements resulted in a lower pre-tax provision for loan and lease losses in the third quarter of 2009 than would have resulted under the previous loss estimates of approximately $750 thousand which equates to $.06 per diluted share (after tax).

The list below identifies certain key characteristics of the Corporation's loan and lease portfolio. See the loan portfolio table on page 18 for further detail.

- **Portfolio Loans and Leases** – The Corporation's $885.7 million loan portfolio is based in the Corporation's traditional market areas of Chester, Delaware and Montgomery counties (Pennsylvania) and the greater Philadelphia area which have not experienced the real estate price appreciation and subsequent decline that many areas nationwide have experienced, this area is not immune from these tough economic times. The Corporation has observed a slow-down in new construction in the local area and some home value reductions, but this has not had a substantial impact on the Corporation's loan quality ratios relative to the loan portfolio.
- **Concentrations** – The Corporation has a material portion of its portfolio loans (excluding leases) in real estate related loans. As of December 31, 2009, loans secured by real estate were $729.9 million or 86.9% of the total loan portfolio of $838.0 million, which includes $592.0 million of real estate loans. The remainder of the loans were for non-real estate purposes.

  A predominant percentage of the Corporation's real estate exposure, both commercial and residential, is in Pennsylvania. The Corporation is aware of this concentration and mitigates this risk to the extent possible in many ways, including the underwriting and assessment of the borrower's capacity to repay, equity in the underlying real estate collateral and a review of a borrower's global cash flows. The Corporation has recourse against a substantial majority of the loans in the portfolio.

- **Construction** – Residential site development construction loans were $33.9 million at December 31, 2009, a decline from the $43.7 million at December 31, 2008. The residential site development portfolio had a delinquency rate of 1.67% at December 31, 2009. The delinquency rate decreased from 6.06% at December 31, 2008 due to one residential site development moving mostly into OREO.

  Commercial construction projects were $1.7 million at December 31, 2009, a decline from the $8.3 million at December 31, 2008. The commercial construction portfolio has no delinquencies and most loans within this subcategory have converted to permanent mortgages in 2009.

  Construction loans of individual houses were $2.8 million at December 31, 2009 and $6.5 million at December 31, 2008. This decrease is attributable to the completion of existing construction projects and the Corporation's decision to limit exposure in this section of the portfolio prior to 2009 due to economic conditions. The total construction loan segment is 4.3% of the total loan and lease portfolio at December 31, 2009.
- **Residential Mortgages** – Residential mortgage loans were $110.7 million at December 31, 2009, a decrease of $21.8 million from the $132.5 million at December 31, 2008. The residential mortgage portfolio had a delinquency rate of 3.11% at December 31, 2009 compared to 1.44% at December 31, 2008. Economic conditions and a continued high unemployment rate in the area have affected the portfolio. However, the Corporation is well protected with its collateral position on this portfolio with an average combined loan-to-value ratio of approximately 70%. The residential mortgage segment is 12.5% of the total loan and lease portfolio at December 31, 2009.
- **Commercial Mortgages** – The performance in the $265.0 million commercial mortgage portfolio, representing 29.9% of the total loan and lease portfolio at December 31, 2009, remains excellent except for one commercial relationship which has substantial collateral and the Corporation expects full repayment. This segment of the total loan and lease portfolio grew 6.1% or $15.3 million from December 31, 2008. The delinquency rate in the portfolio is 0.56% and the growth over the past twelve months within this subsection of the loan portfolio was 6.0%. The Corporation's borrowers in this portfolio have strong global cash flows which have remained stable in this tough economic environment. Commercial mortgages that are owner occupied represent 49.9% of the outstanding balance at December 31, 2009.
- **Commercial and Industrial** – The performance in the $233.3 million commercial and industrial portfolio, representing 26.3% of the total loan and lease portfolio at December 31, 2009, remains stable with a delinquency rate of approximately 0.65%. This segment of the total loan and lease portfolio declined 1.3% or $3.2 million from December 31, 2008 and consists of loans to privately held institutions, family businesses, non-profit institutions and private banking relationships.
- **Home Equity Lines of Credit ("HELOC")** – The HELOC portfolio has increased $26.6 million or 19.3% from $137.8 million at December 31, 2008 to $164.4 million at December 31, 2009. The delinquency level in the portfolio remains stable at approximately 0.55%, compared to approximately 0.50% at December 31, 2008 and 79% of loans have a loan-to-value of 80% or below as of December 31, 2009. The HELOC segment is 18.6% of the total loan and lease portfolio at December 31, 2009.
- **Non-Traditional Loan Products** – The Corporation's portfolio of loans and leases as reflected on the balance sheet includes $49.5 million of first lien mortgage positions on one to four family residential loans that are interest only loans. At December 31, 2009, the total first lien interest only residential loans of $49.5 million included $43.6 million of adjustable rate loans that convert to principal and interest payments between five and ten years after inception and $5.9 million of fixed rate loans that continue as interest only loans until reaching maturity. While these loans are considered "non-traditional loan products," the Corporation does not consider these loans as having a higher risk since the underwriting standard and loan to value ratios are comparable to the remainder of the loan portfolio. Non-traditional loan balances are included in the residential mortgage totals or included in the home equity lines and loans as of December 31, 2009.
- **Leasing** – The Corporation's $47.8 million leasing portfolio is national in scope and consists of over 4,150 equipment financing leases to customers with initial lease terms of 24 to 60 months and yields significantly higher than other loans in the Corporation's portfolio. Approximately 53% of the Corporation's leases are in 6 states with California being the largest at approximately 13%. Lease originations in California, Georgia, Florida and other states have been intentionally reduced due to

continued deteriorating economic conditions nationally.

The lease portfolio balance at the end of 2009 was down $11.6 million to $47.8 million from the $59.3 million in 2008. At December 31, 2009 the lease portfolio was 5.4% of the total loan and lease portfolio compared to 6.6% at the end of 2008. The rate of growth within the leasing portfolio has been intentionally reduced and tighter underwriting standards have been implemented reducing lease delinquencies from 4.4% at December 31, 2008 to 3.5% at December 31, 2009. To mitigate further potential losses, the Corporation has reduced the number of broker relationships, curtailed lease originations in certain geographic regions, reduced the maximum dollar amount of each lease and made changes to equipment categories that qualify for new originations. These adjustments have improved overall lease portfolio performance as net charge-offs have declined each quarter since December 31, 2008. Net charge-offs have declined from $1.6 million in the fourth quarter of 2008 to $763 thousand in the fourth quarter of 2009. The Corporation believes that lease charge-offs should continue to improve in 2010.

Non-Performing Assets and Related Ratios as of December 31

(dollars in thousands)	**2009**	2008	2007	2006	2005
Non-accrual loans and leases	**$ 6,246**	$ 5,303	$ 747	$ 704	$ 261
Loans 90 days or more past due and still accruing	**668**	504	1,263	119	129
Total non-performing loans and leases	**6,914**	5,807	2,010	823	390
Other real estate owned ("OREO")	**1,025**	—	—	—	25
Total non-performing assets	**$ 7,939**	$ 5,807	$ 2,010	$ 823	$ 415
Total TDR's	**$ 3,896**	—	—	—	—
Less: TDR's included in non-performing loans and leases above	**2,274**	—	—	—	—
TDR's not included in non-performing loans and leases	**$ 1,622**	—	—	—	—
Total impaired loans (included in total non-performing loans and leases)	**$ 6,246**	4,586	574	704	261
Allowance for loan and lease losses to non-performing assets	**131.3%**	177.9%	404.1%	986.9%	1,783.6%
Allowance for loan and lease losses to non-performing loans and leases	**150.8%**	177.9%	404.1%	986.9%	1,897.9%
Non-performing loans and leases to total loans and leases	**0.78%**	0.65%	0.25%	0.12%	0.07%
Allowance for loan losses to total loans and leases	**1.18%**	1.15%	1.01%	1.19%	1.24%
Non-performing assets to total assets	**0.64%**	0.50%	0.20%	0.10%	0.06%
Net loan and lease charge-offs/average loans and leases	**0.77%**	0.40%	0.12%	0.02%	0.05%
Net loan charge-offs/average loans	**0.29%**	0.00%	0.05%	0.02%	0.05%
Net lease charge-offs/average leases	**8.05%**	6.24%	1.97%	0.00%	—
Period end portfolio loans and leases	**$ 885,739**	$ 899,577	$ 802,925	$ 681,291	$ 595,165
Average loans and leases (average for year)	**$ 882,956**	$ 851,752	$ 740,694	$ 636,286	$ 582,386
Allowance for loan and lease losses	**$ 10,424**	$ 10,332	$ 8,124	$ 8,122	$ 7,402

Summary of Changes in the Allowance for Loan and Lease Losses

(dollars in thousands)	**2009**	2008	2007	2006	2005
Balance, January 1	**$ 10,332**	$ 8,124	$ 8,122	$ 7,402	$ 6,927
Charge-offs:					
Consumer	**(45)**	(72)	(396)	(31)	(158)
Commercial and industrial	**(1,933)**	(4)	(41)	—	—
Real estate	**(53)**	—	—	(120)	(156)
Construction	**(382)**				
Leases	**(4,957)**	(3,540)	(599)	—	—
Total charge-offs	**(7,370)**	(3,616)	(1,036)	(151)	(314)
Recoveries:					
Consumer	**8**	28	22	34	11
Commercial and industrial	—	—	46	3	12
Real estate	**1**	24	15	2	4
Leases	**569**	176	64	—	—
Total Recoveries	**578**	228	147	39	27
Net charge-offs	**(6,792)**	(3,388)	(889)	(112)	(287)
Provision for loan and lease losses	**6,884**	5,596	891	832	762
Balance, December 31	**$ 10,424**	$ 10,332	$ 8,124	$ 8,122	$ 7,402

Allocation of Allowance for Loan and Lease Losses

The following table sets forth an allocation of the allowance for loan and lease losses by category. The specific allocations in any particular category may be changed in the future to reflect then current conditions. Accordingly, the Corporation considers the entire allowance to be available to absorb losses in any category.

	December 31,									
	2009		2008		2007		2006		2005	
(dollars in thousands)		% Loans to Total Loans		% Loans to Total Loans		% Loans to Total Loans		% Loans to Total Loans		% Loans to Total Loans
Balance at end of period applicable to:										
Commercial and industrial	**$ 3,817**	**26.4%**	$ 3,093	26.3%	$ 2,636	26.4%	$ 2,161	25.7%	$ 2,191	28.5%
Real estate – construction	**652**	**4.3**	1,061	6.5	850	8.3	950	11.0	569	7.6
Real estate – mortgage	**3,944**	**62.6**	4,154	59.7	3,727	58.7	4,448	60.9	4,141	62.3
Consumer	**108**	**1.3**	70	0.9	62	1.0	77	1.4	143	1.6
Leases	**1,403**	**5.4**	1,894	6.6	789	5.6	140	1.0	—	—
Unallocated	**500**	**—**	60	—	60	—	346	—	358	—
Total	**$ 10,424**	**100%**	$ 10,332	100%	$ 8,124	100%	$ 8,122	100%	$ 7,402	100.0%

NON-INTEREST INCOME

2009 Compared to 2008

For the year ended December 31, 2009, non-interest income was $28.5 million, an increase of $7.0 million or 32.6% above the $21.5 million in 2008. The primary factors for this increase were the gain on the sale of residential mortgage loans of $6.0 million, $4.7 million above the $1.3 million from the same period last year and a $1.9 million gain on the sale of investments, $1.7 million above the $230 thousand from the same period last year. Wealth Management Division revenues of $14.2 million as of December 31, 2009 were $336 thousand above December 31, 2008 results due primarily to a full year of revenue for Lau Associates, The Bryn Mawr Trust Company of Delaware and the success of the newly formed BMT Asset Management.

Non-interest income from residential mortgage operations related to the increase in residential mortgage loans being serviced, the gain on sale of residential mortgage loans due to increased origination activity, the investment trading account income, the gain on sale of investments, and service charges on deposit accounts, increased during the fourth quarter of 2009 compared to the fourth quarter of 2008

2008 Compared to 2007

For the year ended December 31, 2008, non-interest income was $21.5 million, an increase of $1.1 million or 5.4% above the $21.8 million in 2007. The primary factor for this decrease was a one-time gain on the sale of real estate of $1.3 million in 2007. Partially offsetting this decrease were the gain on sale of investments, interest rate floor income and increased wealth management revenue. Wealth Management Division revenues not associated with Lau Associates decreased by $1.3 million or 9.7% in 2008 due to the decline in the value of the financial markets and the loss of a significant customer resulting from a business combination in the fourth quarter of 2007.

NON-INTEREST EXPENSE

2009 Compared to 2008

For the year ended December 31, 2009, non-interest expense was $46.5 million, an increase of $7.9 million or 20.9% over the $38.7 million in the same period in 2008. Primary factors contributing to this increase include related support costs associated with residential mortgage originations, the opening of our West Chester Regional Banking Center on January 1, 2009 and FDIC insurance costs rising $762 thousand or 161.4% from $472 thousand a year ago, along with the one-time FDIC special assessment of $540 thousand. Professional fees increased $458 thousand or 29.5% from $1.6 million at December 31, 2008. Due diligence and merger related expense increased $460 thousand to $616 thousand from $156 thousand at December 31, 2008. Much of this increase is directly related to expenses associated with the Transaction with First Keystone.

Amortization of mortgage servicing rights increased to $216 thousand in the fourth quarter of 2009, a $135 thousand or 166.7% increase from $81 thousand in the fourth quarter of 2008. This is primarily due to higher rate mortgages refinancing during the continued low rate environment.

2008 Compared to 2007

For the year ended December 31, 2008, non-interest expense was $38.7 million, an increase of $3.7 million or 10.6% over $35.0 million in the same period in 2007. Primary factors contributing to this increase include a $647 thousand impairment of mortgage servicing assets from a year ago due to the rapid decline of long-term mortgage rates, FDIC insurance costs rising $391 thousand or 483% from 2007 and personnel and related support costs associated with the acquisition of Lau Associates, the opening of the Corporation's West Chester regional banking center, and the opening of The Bryn Mawr Trust Company of Delaware. Non-interest expenses in 2008 included approximately $135 thousand of expenses related to potential acquisitions that did not materialize and $141 thousand of amortization of intangible assets related to the Lau Associates acquisition.

INCOME TAXES

Income taxes for the year ended December 31, 2009 were $5.5 million compared to $5.0 million in 2008 and $6.6 million in 2007. The effective tax rate was 34.7% in 2009, 35.0% in 2008 and 32.6% in 2007. The decrease in the effective tax rate in 2009 when compared to 2008 is due to an increase in the level of tax-free income from municipal investments.

Income taxes for the year ended December 31, 2008 were $5.0 million compared to $6.6 million in 2007.The effective tax rate was 35.0% in 2008 and 32.6% in 2007. The increase in the effective tax rate in 2008 over 2007 was due to a decrease in tax free income related to the surrender of the BOLI insurance contract in 2008, state income taxes, and other smaller items.

BALANCE SHEET ANALYSIS

Asset Changes

Total assets increased $87.5 million to $1.24 billion as of December 31, 2009. This increase is largely the result of deposit inflows during 2009. The increase in the investment portfolio is $99.9 million or 92.2%. The loan portfolio, excluding leases, declined marginally by 0.3% or $2.3 million to $838.0 million in 2009 compared with $840.3 million in 2008. Within the loan portfolio, construction loans decreased $20.0 million or 34.2%, leases declined $11.6 million or 19.5% and residential mortgages declined $21.9 million or 16.5%. Partially offsetting this decline, home equity lines and loans in our local market area increased $23.3 million or 15.5% and commercial mortgages increased $15.3 million or 6.1%. The lease portfolio declined 19.5% or $11.6 million to $47.8 million from the December 31, 2008 balance of $59.4 million. This represented approximately 5.4% of total portfolio loans and leases. The decline in the construction loan and lease balances was due to the Corporation's decision to limit exposure to those sections of the portfolio.

The Corporation's investment portfolio increased to $208.2 million at December 31, 2009 from $108.3 million at December 31, 2008. The Asset and Liability Committee ("ALCO") decided that increasing the investment portfolio to a minimum of 10% of total assets, and maintaining this level, should improve liquidity and provide the Corporation the opportunity to borrow additional funds through the Federal Home Loan Bank of Pittsburgh ("FHLB-P"), Federal Reserve or other repurchase agreements. The Corporation's investment portfolio had no OTTI charges in 2008 or 2009.

Demand for high-quality loans throughout 2009 and the weak economy has affected both the quantity and quality of lending opportunities. Reductions in the construction loan portfolio over the past 12 months reflect the conversion of completed projects to permanent status and the intentional scale-back of new construction projects by our residential home building customers.

Additionally in 2009, premises and equipment increased marginally by $142 thousand over 2008 due to the opening of The Bryn Mawr Trust Company of Delaware and the West Chester Regional Banking Center, which was offset by depreciation. Mortgage servicing rights increased $1.9 million from $2.2 million in 2008 to $4.1 million in 2009. This increase is due to the increased volume of mortgage loans sold servicing retained, which increased $223 million during 2009 and the partial recovery of the temporary impairment of mortgage servicing rights during 2009 as the value of the mortgage servicing rights increased. The $1.7 million increase in goodwill and intangible assets was due to earn-out payments in connection with the purchase of Lau Associates, partially offset by amortization of identifiable intangibles.

Investment Portfolio

A maturity breakout of the investment portfolio by investment type at December 31, 2009 is as follows:

(dollars in thousands)	Maturing During 2010	Maturing From 2011 Through 2014	Maturing From 2015 Through 2019	Maturing After 2019	Total
Obligations of the U.S. Government and agencies:					
Book value	$ —	34,826	48,139	2,497	85,462
Weighted average yield	$ —	1.60%	2.64%	2.10%	2.20%
State and political subdivisions:					
Book value	$ 1,553	6,748	8,128	8,430	24,859
Weighted average yield	2.38%	2.74%	3.95%	4.14%	3.59%
Other investment securities:					
Book value	$ 250	$ 1,250	$ —	$ —	$ 1,500
Weighted average yield	4.25%	3.03%	—	—	3.23%
Subtotal book value	$ 1,803	$ 42,824	$ 56,267	$ 10,927	$ 111,821
Weighted average yield	2.64%	1.82%	2.83%	3.67%	2.53%
Mortgage backed securities[1]					
Book value	$ —	$ 644	$ 9,518	$ 47,763	$ 57,925
Weighted average yield	—	4.16%	5.43%	5.44%	5.42%
Total book value	$ 1,803	$ 43,468	$ 65,785	$ 58,690	$ 169,746[2]
Weighted average yield	2.64%	1.86%	3.21%	5.11%	3.51%

1) *Mortgage backed securities are included in the above table based on their contractual maturity. However, mortgage backed securities, by design, have scheduled monthly principal payments which are not reflected in this table.*

2) *Included in the investment portfolio, but not in the table above, are $36.9 million of bond mutual funds which do not have a final stated maturity nor a constant stated coupon rate.*

Loan Portfolio

A breakdown of the loan portfolio by major categories at December 31 for each of the last five years is as follows:

(dollars in thousands)	December 31, 2009	2008	2007	2006	2005
Consumer	**$ 12,717**	$ 8,518	$ 7,990	$ 9,156	$ 9,437
Commercial & Industrial	**233,288**	236,469	213,834	175,278	170,283
Commercial Mortgage	**265,023**	249,730	224,510	198,407	162,621
Construction	**38,444**	58,446	66,901	74,798	45,523
Residential Mortgage	**110,653**	132,536	121,313	103,572	99,602
Home Equity Lines & Loans	**177,863**	154,576	123,293	113,068	107,699
Leases	**47,751**	59,302	45,084	7,012	—
Total Portfolio Loans and Leases	**885,739**	899,577	802,925	681,291	595,165
Loans held for sale	**3,007**	3,024	5,125	3,726	2,765
	$888,746	$902,601	$808,050	$685,017	$597,930

Loan Portfolio Maturity and Interest Rate Sensitivity

The loan maturity distribution and interest rate sensitivity table below excludes loans secured by one to four family residential properties and consumer loans as of December 31, 2009:

(dollars in thousands)	Maturing During 2010	Maturing From 2011 Through 2014	Maturing After 2014	Total
Loan Portfolio Maturity:				
Commercial and industrial	$ 98,718	$ 81,942	$ 52,628	$ 233,288
Construction	17,584	19,834	1,026	38,444
Commercial mortgage	2,882	90,089	172,052	265,023
Leases	3,332	44,389	30	47,751
Total	$ 122,516	$ 236,254	$ 225,736	$ 584,506
Interest sensitivity on the above loans:				
Loans with predetermined rates	$ 19,941	$ 170,626	$ 74,025	$ 264,592
Loans with adjustable or floating rates	102,575	65,628	151,711	319,914
Total	$ 122,516	$ 236,524	$ 225,736	$ 584,506

Liability Changes

Total liabilities increased $76.0 million or 7.2% from $1.06 billion as of December 31, 2008 to $1.13 billion as of December 31, 2009. This increase was largely due to an inflow of deposits as customers wanted to affiliate with a strong, stable and secure community bank. Additionally, the FDIC unlimited guarantee as well as several promotions also helped to generate new deposit growth. Core deposits (total deposits less wholesale deposits) which include market rate, certificates of deposit and demand accounts increased $100.9 million, while wholesale deposits declined $32.5 million as maturing deposits were not replaced. Funding from wholesale sources at December 31, 2009 included approximately $88.3 million in wholesale deposits and $144.8 million in FHLB-P borrowings ($180.9 million in total). This compares with approximately $150.8 million and $154.9 million in wholesale deposits and FHLB-P borrowings, respectively, at December 31, 2008 ($275.7 million in total).

See paragraph 3 of the Liquidity section on page 19 for further details on the Corporation's FHLB-P borrowing capacity and availability.

During 2009, the Corporation successfully attracted new core deposit balances in savings, NOW and market rate accounts. The balance as of December 31, 2009 was $483.0 million, an increase of 45.2% from December 31, 2008.

Deposits

A breakdown of the deposits by major categories at December 31, for each of the last five years is as follows:

(dollars in thousands)	2009	2008	2007	2006	2005
Interest-bearing checking	**$ 151,432**	$ 135,513	$ 137,486	$ 143,742	$ 154,319
Money market	**229,836**	142,707	114,310	111,338	112,319
Savings	**101,719**	54,333	36,181	40,441	46,258
Other wholesale deposits	**52,174**	30,185	—	—	—
Wholesale time deposits	**36,118**	120,761	129,820	19,976	5,000
Time deposits	**153,705**	211,542	203,462	200,446	150,322
Interest-bearing deposits	**$ 724,984**	$ 695,041	$ 621,259	$ 515,943	$ 468,218
Non-interest bearing deposits	**212.903**	174,449	228,269	198,546	168,042
Total deposits	**$ 937,887**	$ 869,490	$ 849,528	$ 714,489	$ 636,260

DISCUSSION OF SEGMENTS

The Corporation has three principal segments (Residential Mortgage, Wealth Management, and Banking) as defined by Codification 280 – Segment Reporting. These segments are discussed below. Detailed segment information appears in Note 28 in the accompanying Consolidated Financial Statements.

Residential Mortgage Segment Activity

All activity is for each of the last three years ending December 31:

(dollars in thousands)	2009	2008	2007
Residential loans held in portfolio*	**$110,653**	$132,536	$121,313
Mortgage originations	**291,613**	109,219	127,611
Mortgage loans sold:			
Servicing retained	**$266,759**	$ 43,575	$ 24,300
Servicing released	**6,222**	34,259	64,466
Total mortgage loans sold	**$272,981**	$ 77,834	$ 88,766
Percentage of mortgage loans sold:			
Servicing retained %	**97.7%**	56.0%	27.4%
Servicing released %	**2.3%**	44.0%	72.6%
Loans serviced for others*	**$514,875**	$350,199	$357,363
Mortgage servicing rights*	**$ 4,059**	$ 2,205	$ 2,820
Gain on sale of loans	**$ 6,012**	$ 1,275	$ 1,250
Loans servicing & late fees	**$ 1,387**	$ 1,194	$ 1,115
Amortization of MSRs	**$ 853**	$ 367	$ 327
(Recovery)/Impairment of MSRs	**$ (137)**	$ 668	$ 21
Basis point gain on loans sold	**220**	164	141

* *Period end balance*

The Mortgage Banking Segment had a very strong year with a pre-tax segment profit ("PTSP") of $3.8 million in 2009 compared with a pre-tax segment loss ("PTSL") of $198 thousand in 2008 due to the low interest rate environment in 2009 which allowed mortgage originations to rise 167% from 2008 levels.

Mortgage originations in 2009 of $291.6 million were up from a year ago and 2007. The value of mortgages sold (servicing retained and servicing released) in 2009 of $273.0 million was 250.7% higher than those sold in 2008. Due to the continued low interest rate environment in 2009, originations remained strong throughout the year with exceptional performance in the first and second quarters of 2009 resulting in a gain of $4.4 million on the sale of residential mortgage loans, 533% above the $695 thousand during the first six months of 2008.

Loans serviced for others were $357.4 million in 2007, $350.2 million in 2008 and $514.9 million in 2009.

Wealth Management Segment Activity

(in millions)	2008	2007	2006
Total wealth assets under management, administration, supervision and brokerage	$ 2,871.2	$ 2,146.4	$ 2,277.1

The Wealth Management Segment reported a 2009 PTSP of $3.9 million, a 29.0% or a $1.6 million decrease over 2008. The decrease in PTSP was primarily due to a $1.9 million or 2.3% increase in Wealth Management Segment overall expense, due to the formation of The Bryn Mawr Trust Company of Delaware and the startup of BMT Asset Management, partially offset by a $336 thousand or 2.4% increase in revenue. The increase in Wealth Management Segment revenue is attributable to the rebound in the financial markets during 2009, expanded wealth management services including the formation of BMT Asset Management and new relationships within our demographic region.

The Wealth Management Segment reported a 2008 PTSP of $5.5 million, an 18% or a $1.2 million decrease over 2007. The decrease in PTSP was primarily due to a $1.5 million or 22% increase in Wealth Management Segment overall expense, partially offset by a $353 thousand or 2.6% increase in revenue. The increase in Wealth Management Segment revenue was attributable to the Lau Associates acquisition, as organic fees for the Wealth Management Segment were reduced due to the decline in financial market valuations and the loss of an institutional client in November 2007 due to a business consolidation.

Banking Segment Activity

Banking segment data as presented in Note 28 in the accompanying Notes to Consolidated Financial Statements indicates a PTSP of $9.0 million in 2009, $9.9 million in 2008 and $13.8 million in 2007, which included a $1.3 million gain on real estate. See Components of Net Income earlier in this documentation for a discussion of the Banking Segment.

CAPITAL

Consolidated shareholder's equity of the Corporation was $103.9 million or 8.4% of total assets as of December 31, 2009 compared to $92.4 million or 8.0% of total assets as of December 31, 2008.

The Corporation's and Bank's regulatory capital ratios and the minimum capital requirements to be considered "Well Capitalized" by banking regulators are displayed in Note 25 of the accompanying Notes to Consolidated Financial Statements.

As disclosed earlier in this document, the Corporation elected not to participate in the Federal government's Troubled Asset Relief Program ("TARP") for several reasons, the most significant being the strong capital position of the Corporation and the Bank. Both the Corporation and the Bank exceed the required capital levels to be considered "Well Capitalized" by their respective regulators at the end of each period presented.

The Corporation ended its common stock repurchase program in May 2008 as the financial crisis and economic downturn began.

To enhance the Tier II regulatory capital ratios of the Corporation and the Bank, the Bank raised $7.5 million in subordinated debt on April 20, 2009 which qualified as Tier II capital. This subordinated debt bears interest at a rate per annum equal to the ninety day LIBOR rate plus 5.75% and is adjusted quarterly. Interest is payable quarterly and principal is due on June 15, 2019. The rate of interest is capped at 10.0% per annum during the first five years of the term. Subordinated debt qualifies as Tier II regulatory capital for the first five years from the date of issuance and thereafter is discounted as the subordinated debt approaches maturity, with one fifth of the original amount excluded from Tier II capital each year during the last five years before maturity.

Also on April 20, 2009, in accordance with and reliance on the exemption provided by Section 4(2) of the Securities Act, the Corporation sold 150,061 shares of its common stock, par value $1.00 per share ("Shares"), in a private placement of securities to a purchaser which qualifies as an accredited investor under Rule 501(a) of Regulation D under the Securities Act. The purchase price per Share was equal to the average closing price of shares of the Corporation's common stock on NASDAQ Global Markets for the thirty trading days ending on April 16, 2009, which equaled $16.66 per Share. The aggregate purchase price for the Shares sold was $2.5 million. The Corporation did not pay any underwriting discounts or commissions and did not pay any brokerage fees in connection with the sale of the Shares. The Shares sold constituted 1.7% of the outstanding shares of the Corporation's common stock, as determined immediately after the closing of the sale. The Corporation intends to use the proceeds from the sale of the Shares to satisfy its working capital requirements and general corporate purposes, and for any other purpose deemed to be in the Corporation's best interest.

Additionally, on June 17, 2009, the SEC declared effective a shelf registration statement on Form S-3/A ("Shelf Registration Statement") filed by the Corporation on June 15, 2009. The Shelf Registration Statement is intended to allow the Corporation to raise additional capital through offers and sales of registered securities consisting of common stock, warrants to purchase common stock, stock purchase contracts or units consisting of any combination of the foregoing securities. Using the prospectus in the Shelf Registration Statement, together with applicable prospectus supplements, the Corporation may sell, from time to time, in one or more offerings, any amount of such securities in a dollar amount up to $90,000,000, in the aggregate. The Corporation also registered for resale in the Shelf Registration Statement the Shares issued in the private placement of securities discussed in the preceding paragraph.

On July 20, 2009 the corporation registered with the SEC the Bryn Mawr Bank Corporation Dividend Reinvestment and Direct Stock Purchase Plan ("DRIP"). The DRIP provides investors with a convenient and economical means of purchasing shares of the Corporation's common stock by reinvesting the cash dividends paid on the common stock and by making additional optional cash purchases. As of December 31, 2009 the Corporation had 81,641 shares registered under the DRIP and received $1.3 million in additional cash purchases under the optional cash purchase and request for waiver program.

Under the terms of the Lau Associates acquisition, the Corporation has two remaining earn-out payments due in the first quarter of each of 2011 and 2012 (which will each be recorded at the end of 2010 and 2011), with the maximum purchase price not exceeding $19 million ($10.9 million has been accrued or paid through December 31, 2009). See Note 2 for information on the Corporation's treatment of goodwill and other intangible assets related to this transaction.

See Note 1-V in the Notes to Consolidated Financial Statements for additional information.

LIQUIDITY

The Corporation has significant sources and availability of liquidity at December 31, 2009 as discussed in this section. The liquidity position is managed on a daily basis as part of the daily settlement function and on a monthly basis as part of the asset liability management process. The Corporation's primary liquidity is maintained by managing its deposits along with the utilization of purchased federal funds, borrowings from the FHLB-P and utilization of other wholesale funding sources. Secondary sources of liquidity include the sale of investment securities and certain loans in the secondary market.

Other wholesale funding sources include certificates of deposit from brokers, generally available in blocks of $1.0 million or more, CDARS, PLGIT, IND and IDC Programs. Usage of these programs decreased by approximately $26 million in 2009.

Maximum borrowing capacity with the FHLB-P as of December 31, 2009 was approximately $448 million, with an unused borrowing availability of approximately $303 million, and availability at the Federal Reserve was approximately $55 million. Overnight Fed Funds lines consist of lines from 6 banks totaling $75 million. Quarterly, ALCO reviews the Corporation's liquidity needs and reports its findings to the Risk Management Committee of the Board of Directors.

As of December 31, 2009 the Corporation held approximately $7.9 million of FHLB-P stock. As of December 31, 2008 the FHLB-P announced it had voluntarily suspended the payment of dividends and the repurchase of excess capital stock until further notice. The Corporation's use of FHLB-P borrowings as a source of funds is effectively more expensive due to the suspension of FHLB-P dividends and the related capital stock redemption restrictions. It should be noted that the FHLB-P capital ratios remained above regulatory guidelines. The suspension of dividends and repurchase of excess capital stock will continue until further notice by the FHLB-P.

On July 6, 2009, the Corporation entered into an agreement with IDC to provide up to $10 million of money market deposits at an agreed upon rate currently at 1.00%. The Corporation had approximately $10 million in balances at December 31, 2009 under this program which are classified on the balance sheet as savings and NOW accounts. The Corporation can request an increase in the agreement amount as it deems necessary.

The Corporation's investment portfolio of $208.2 million at December 31, 2009 was approximately 16.8% of total assets. Some of these investments were in short-term, high-quality, liquid investments to earn more than the 25 basis points currently earned on Fed Funds. The Corporation's policy is to keep the investment portfolio at a minimum of 10% of total assets. The investment portfolio provides the Corporation with the opportunity to utilize the securities to borrow additional funds through the FHLB-P, Federal Reserve or through other repurchase agreements.

The Corporation continually evaluates the capacity and the cost of continuing to fund earning asset growth with wholesale deposits. The Corporation believes that it has sufficient capacity to fund expected 2010 earning asset growth with wholesale sources, along with deposit growth from the newly opened West Chester Regional Banking Center and deposit inflows from troubled institutions.

The Corporation elected to participate (i.e. did not opt out of) in the FDIC's additional deposit insurance program originally covering balances up to $250 thousand and then providing additional coverage over $250 thousand. After final adjustments in January 2009, this program now covers the following: all non-interest bearing DDA accounts; NOW accounts paying less than 50 basis points; interest on lawyer trust accounts ("IOLTA"); and certain trust sweep accounts.

This program was scheduled to end on December 31, 2009, but on August 26, 2009 the FDIC extended the TLGP until June 30, 2010.

OFF BALANCE SHEET RISK

The following chart presents the off-balance sheet commitments of the Bank as of December 31, 2009, listed by dates of funding or payment:

(dollars in millions)	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Unfunded loan commitments	$ 315.0	$ 190.4	$ 20.6	$ 8.7	$ 95.3
Standby letters of credit	18.4	6.7	11.6	0.1	—
Total	$ 333.4	$ 197.1	$ 32.2	$ 8.8	$ 95.3

The Corporation becomes party to financial instruments in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit and create off-balance sheet risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the loan agreement.

Standby letters of credit are conditional commitments issued by the Bank to a customer for a third party. Such standby letters of credit are issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is similar to that involved in granting loan facilities to customers.

Estimated fair values of the Corporation's off-balance sheet instruments are based on fees and rates currently charged to enter into similar loan agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Collateral requirements for off-balance sheet items are generally based upon the same standards and policies as booked loans. Since fees and rates charged for off-balance sheet items are at market levels when set, there is no material difference between the stated amount and the estimated fair value of off-balance sheet instruments.

CONTRACTUAL CASH OBLIGATIONS OF THE CORPORATION AS OF DECEMBER 31, 2009

(dollars in thousands)	Total	Within 1 Year	2 - 3 Years	4 - 5 Years	After 5 Years
Deposits without a stated maturity	$ 748,064	$ 748,064	$ —	$ —	$ —
Wholesale and retail certificates of deposit	189,823	173,363	15,730	659	71
Operating leases	20,841	1,369	2,561	1,998	14,913
Purchase obligations	5,084	1,780	2,109	1,195	—
Non-discretionary pension contributions	1,938	137	273	314	1,214
Total	$ 965,750	$ 924,713	$ 20,673	$ 4,166	$ 16,198

OTHER INFORMATION

New Offices

The Corporation opened its West Chester Regional Banking Center in January 2009. The West Chester PA Regional Banking Center is a conveniently located, state-of-the-art 4,000 foot facility with a multi-lane drive-up and twenty-four hour ATM banking. Also during the year, the Corporation completed the modernization of its Wayne, PA branch and began a significant modernization of its Paoli, PA branch, making each branch more visible and enhancing its ability to attract new business.

Regulatory Matters and Pending Legislation

The Corporation is not aware of any other current specific recommendations by regulatory authorities or proposed legislation which, if implemented, would have a material adverse effect upon the liquidity, capital resources, or results of operations, however the general cost of compliance with numerous and multiple federal and state laws and regulations does have, and in the future may have, an impact on the Corporation's results of operations.

The FDIC base assessment rate is between 12 and 16 basis points. The Corporation was not subject to additional adjustments of up to 8 basis points based on the level of unsecured and secured borrowings effective April 1, 2009.

Effects of Inflation

Inflation has some impact on the Corporation's operating costs. Unlike many industrial companies, however, substantially all of the Corporation's assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on the Corporation's performance than the general level of inflation. Over short periods of time, interest rates may not necessarily move in the same direction or in the same magnitude as prices of goods and services.

Effect of Government Monetary Policies

The earnings of the Corporation are and will be affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. An important function of the Federal Reserve Board is to regulate the money supply and interest rates. Among the instruments used to implement those objectives are open market operations in United States government securities and changes in reserve requirements against member bank deposits. These instruments are used in varying combinations to influence overall growth and distribution of bank loans, investments, and deposits, and their use may also affect rates charged on loans or paid for deposits.

The Corporation is a member of the Federal Reserve System and, therefore, the policies and regulations of the Federal Reserve Board have a significant effect on its deposits, loans and investment growth, as well as the rate of interest earned and paid, and are expected to affect the Corporation's operations in the future. The effect of such policies and regulations upon the future business and earnings of the Corporation cannot be predicted.

Quantitative And Qualitative Disclosures About Market Risks

The quantitative and qualitative disclosures about market risks are included in the Management's Discussion and Analysis of Financial Condition and Results of Operations, in various sections detailed as follows:

"Net Interest Income" - Rate Volume Analysis of Interest Rates and Interest Differential, Net Interest Income and Net Interest Margin 2009 Compared to 2008, and - 2008 Compared to 2007, Net Interest Margin Over the Last Five Quarters, Interest Rate Sensitivity, Summary Interest Rate Simulation, and Gap Report; "Provision for Loan and Lease Losses" - General Discussion of Allowance for Loan and Lease Losses, Asset Quality and Analysis of Credit Risk, Non-Performing Assets and Related Ratios, Summary of Changes in the Allowance of Loan and Lease Losses, Allocation of Allowance for Loan and Lease Losses; "Non-Interest Income; "Non-Interest Expense"; "Income Taxes";

"Balance Sheet Analysis"; "Discussion of Segments"; "Capital"; "Liquidity"; "Off Balance Sheet Risk"; "Contractual Cash Obligation of the Corporation as of December 31, 2008"; and "Other Information."

Special Cautionary Notice Regarding Forward Looking Statements

Certain of the statements contained in this Annual Report, including without limitation the Letter to Shareholders, Year in Review, and Management's Discussion and Analysis of Financial Condition and Results of Operations (which we refer to in this section as "incorporated documents"), may constitute forward-looking statements for the purposes of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and may involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements of the Bryn Mawr Bank Corporation (the "Corporation") to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include statements with respect to the Corporation's financial goals, business plans, business prospects, credit quality, credit risk, reserve adequacy, liquidity, origination and sale of residential mortgage loans, mortgage servicing rights, the effect of changes in accounting standards, and market and pricing trends loss. The words The words "may", "would", "could", "will", "likely", "expect," "anticipate," "intend", "estimate", "plan", "forecast", "project" and "believe" and similar expressions are intended to identify such forward-looking statements. The Corporation's actual results may differ materially from the results anticipated by the forward-looking statements due to a variety of factors, including without limitation:

- the effect of future economic conditions on the Corporation and its customers, including economic factors which affect consumer confidence in the securities markets, wealth creation, investment and savings patterns, the real estate market, and the Corporation's interest rate risk exposure and credit risk;
- changes in the securities markets with respect to the market values of financial assets and the stability of particular securities markets;
- governmental monetary and fiscal policies, as well as legislation and regulatory changes;
- results of examinations by the Federal Reserve Board, including the possibility that the Federal Reserve Board may, among other things, require us to increase our allowance for loan losses or to write down assets;

- changes in accounting requirements or interpretations;
- changes in existing statutes, regulatory guidance, legislation or judicial decisions that adversely affect our business, including changes in federal income tax or other tax regulations;
- the risks of changes in interest rates on the level and composition of deposits, loan demand, and the value of loan collateral and securities, as well as interest rate risk;
- the effects of competition from other commercial banks, thrifts, mortgage companies, consumer finance companies, credit unions, securities brokerage firms, insurance companies, money-market and mutual funds and other institutions operating in the Corporation's trade market area and elsewhere including institutions operating locally, regionally, nationally and internationally and such competitors offering banking products and services by mail, telephone, computer and the Internet;
- any extraordinary events (such as the September 11, 2001 events, the war on terrorism and the U.S. Government's response to those events, including the war in Iraq);
- the Corporation's need for capital;
- the Corporation's success in continuing to generate new business in its existing markets, as well as its success in identifying and penetrating targeted markets and generating a profit in those markets in a reasonable time;
- the Corporation's ability to continue to generate investment results for customers and the ability to continue to develop investment products in a manner that meets customers needs;
- changes in consumer and business spending, borrowing and savings habits and demand for financial services in our investment products in a manner that meets customers' needs;
- the Corporation's timely development of competitive new products and services in a changing environment and the acceptance of such products and services by customers;
- the Corporation's ability to originate, sell and service residential mortgage loans;
- the accuracy of assumptions underlying the establishment of reserves for loan losses and estimates in the value of collateral, the market value of mortgage servicing rights and various financial assets and liabilities;
- the Corporation's ability to retain key members of the senior management team;
- the ability of key third-party providers to perform their obligations to the Corporation and the Bank;
- technological changes being more difficult or expensive than anticipated;
- the Corporation's success in managing the risks involved in the foregoing.

All written or oral forward-looking statements attributed to the Corporation are expressly qualified in their entirety by use of the foregoing cautionary statements. All forward-looking statements included in this Annual Report and incorporated documents are based upon the Corporation's beliefs and assumptions as of the date of this Annual Report. The Corporation assumes no obligation to update any forward-looking statement. In light of these risks, uncertainties and assumptions, the forward-looking statements discussed in this Annual Report or incorporated documents might not occur and you should not put undue reliance on any forward-looking statements. Some of these and other factors are discussed in the section entitled "Risk Factors" in the accompanying Form 10-K.

Management's Report on Internal Control Over Financial Reporting

The Corporation's Management is responsible for both establishing and maintaining adequate internal controls over financial reporting. As of December 31, 2009, Management conducted an assessment of the effectiveness of the Corporation's internal controls over financial reporting and concluded that such internal controls are effective and found no material weaknesses. The assessment was accomplished using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Management has concluded that, as of December 31, 2009, the Corporation's internal control over financial reporting is effective, based on the COSO criteria.

Management's assessment of the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, ("KPMG") the Corporation's independent registered public accounting firm having responsibility for auditing the Corporation's financial statements. KPMG has expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2009.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Bryn Mawr Bank Corporation:

We have audited the accompanying consolidated balance sheets of Bryn Mawr Bank Corporation and subsidiaries (the Corporation) as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, changes in shareholders' equity, and comprehensive income for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2010 expressed an unqualified opinion on the effectiveness of the Corporation's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
March 15, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Bryn Mawr Bank Corporation:

We have audited Bryn Mawr Bank Corporation's (the Corporation) internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Bryn Mawr Bank Corporation and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, cash flows, changes in shareholders' equity, and comprehensive income for each of the years in the three-year period ended December 31, 2009, and our report dated March 15, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
March 15, 2010

Consolidated Balance Sheets

	As of December 31,	
	2009	2008
	(dollars in thousands, except share and per share data)	
Assets		
Cash and due from banks	$ 11,670	$ 18,776
Interest bearing deposits with banks	58,472	45,100
Money market funds	9,175	5,109
Cash and cash equivalents	79,317	68,985
Investment securities available for sale, at fair value (amortized cost of $206,689 and $107,255 as of December 31, 2009 and 2008, respectively)	208,224	108,329
Loans held for sale	3,007	3,024
Portfolio loans and leases	885,739	899,577
Less: Allowance for loan and lease losses	(10,424)	(10,332)
Net portfolio loans and leases	875,315	889,245
Premises and equipment, net	21,438	21,296
Accrued interest receivable	4,289	4,033
Deferred income taxes	4,991	5,478
Mortgage servicing rights	4,059	2,205
Bank owned life insurance (BOLI)	—	15,585
FHLB stock	7,916	7,916
Goodwill	6,301	4,629
Intangible assets	5,421	5,729
Other investments	3,140	2,950
Other assets	15,403	11,942
Total assets	$ 1,238,821	$ 1,151,346
Liabilities		
Deposits:		
Non-interest-bearing demand	$ 212,903	$ 174,449
Savings, NOW and market rate accounts	482,987	362,738
Other wholesale deposits	52,174	—
Wholesale time deposits	36,118	120,761
Time deposits	153,705	211,542
Total deposits	937,887	869,490
Borrowed funds	144,826	154,939
Mortgage payable	2,062	—
Subordinated debt	22,500	15,000
Accrued interest payable	1,987	4,369
Other liabilities	25,623	15,135
Total liabilities	1,134,885	1,058,933
Shareholders' equity		
Common stock, par value $1; authorized 100,000,000 shares; issued 11,786,084 and 11,513,782 shares as of December 31, 2009 and 2008, respectively, and outstanding of 8,866,420 and 8,592,259 shares as of December 31, 2009 and 2008, respectively	11,786	11,514
Paid-in capital in excess of par value	17,705	12,983
Accumulated other comprehensive loss, net of tax benefit	(6,913)	(7,995)
Retained earnings	111,290	105,845
	133,868	122,347
Less: Common stock in treasury at cost – 2,919,664 and 2,921,523 shares as of December 31, 2009 and 2008, respectively	(29,932)	(29,934)
Total shareholders' equity	103,936	92,413
Total liabilities and shareholders' equity	$ 1,238,821	$ 1,151,346
Book value per share	$ 11.72	$ 10.76
Tangible book value per share	$ 10.40	$ 9.55

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

	For the Years Ended December 31,		
	2009	**2008**	**2007**
	(dollars in thousands, except per share data)		
Interest income:			
Interest and fees on loans and leases	**$ 51,686**	$ 53,251	$ 51,785
Interest on cash and cash equivalents	**272**	300	250
Interest on investment securities	**4,934**	4,383	2,183
Total interest income	**56,892**	57,934	54,218
Interest expense:			
Interest expense on savings, NOW and market rate deposits	**3,094**	3,753	4,169
Interest expense on time deposits	**4,644**	6,791	8,662
Interest expense on wholesale time and other wholesale deposits	**2,232**	5,498	4,925
Interest expense on subordinated debt	**1,108**	408	—
Interest expense on other borrowings and mortgage payable	**5,021**	4,346	2,220
Total interest expense	**16,099**	20,796	19,976
Net interest income	**40,793**	37,138	34,242
Provision for loan and lease losses	**6,884**	5,596	891
Net interest income after provision for loan and lease losses	**33,909**	31,542	33,351
Non-interest income:			
Fees for wealth management services	**14,178**	13,842	13,502
Service charges on deposit accounts	**1,951**	1,685	1,464
Loan servicing and other fees	**1,387**	1,194	1,115
Net gain on sale of loans	**6,012**	1,275	1,250
Net gain on sale of securities	**1,923**	230	—
Net gain on sale of real estate	**—**	—	1,333
BOLI income	**—**	261	424
Other operating income	**3,019**	2,985	2,693
Total non-interest income	**28,470**	21,472	21,781
Non-interest expenses:			
Salaries and wages	**22,275**	18,989	17,116
Employee benefits	**5,578**	4,172	4,548
Occupancy and bank premises	**3,637**	3,165	2,862
Furniture, fixtures, and equipment	**2,407**	2,324	2,078
Advertising	**1,084**	1,115	1,026
Amortization of mortgage servicing rights	**853**	367	327
(Recovery)/Impairment of mortgage servicing rights	**(137)**	668	21
Professional fees	**2,008**	1,550	1,585
Intangible asset amortization	**308**	141	—
FDIC insurance	**1,234**	472	81
FDIC special assessment	**540**	—	—
Due diligence and merger related expenses	**616**	156	—
Other operating expense	**6,139**	5,557	5,315
Total non-interest expenses	**46,542**	38,676	34,959
Income before income taxes	**15,837**	14,338	20,173
Income tax expense	**5,500**	5,013	6,573
Net income	**$ 10,337**	$ 9,325	$ 13,600
Basic earnings per common share	**$ 1.18**	$ 1.09	$ 1.59
Diluted earnings per common share	**$ 1.18**	$ 1.08	$ 1.58
Dividends per share	**$ 0.56**	$ 0.54	$ 0.50
Weighted-average basic shares outstanding	**8,732,004**	8,566,938	8,539,904
Dilutive potential common shares	**16,719**	34,233	93,638
Weighted-average dilutive shares	**8,748,723**	8,601,171	8,633,542

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

	For the Years Ended December 31,		
	2009	2008	2007
	(dollars in thousands)		
Operating activities:			
Net Income	$ **10,337**	$ 9,325	$ 13,600
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan and lease losses	**6,884**	5,596	891
Provision for depreciation and amortization	**3,106**	1,920	1,596
Loans originated for resale	**(272,964)**	(74,458)	(90,164)
Proceeds from sale of loans	**278,993**	77,834	90,015
Purchase of trading securities	**(5,076)**	—	—
Gain on trading securities	**(255)**	—	—
Proceeds from sale of trading securities	**5,331**	—	—
Net gain on sale of loans	**(6,012)**	(1,275)	(1,250)
Net gain on sale of real estate	—	—	(1,333)
Net gain on sale of investment securities	**(1,923)**	—	—
Provision for deferred income taxes (benefit)	**(57)**	(600)	82
Stock based compensation cost	**386**	277	75
Change in income taxes payable/receivable	**892**	(906)	707
Change in accrued interest receivable	**(256)**	283	(84)
Change in accrued interest payable	**(2,382)**	(1,925)	1,948
Change in mortgage servicing rights	**(1,854)**	615	63
Change in intangible assets	**308**	141	—
Other, net	**637**	(4,109)	(3,288)
Net cash provided by operating activities	**16,095**	12,718	12,858
Investing activities:			
Purchases of investment securities	**(203,016)**	(105,865)	(17,033)
Proceeds from maturities of investment securities and mortgage-backed securities pay downs	**31,152**	10,884	8,775
Proceeds from sales of investment securities available for sale	**62,905**	26,011	—
Proceeds from calls of investment securities	**18,390**	9,705	8,595
Proceeds from sale of real estate	—	—	1,850
Proceeds from BOLI prepayment	**15,585**	—	—
Net change in other investments	**(190)**	(5,226)	(1,424)
Net portfolio loan and lease repayments (originations)	**5,106**	(100,040)	(122,524)
Purchase of BOLI	—	—	(15,000)
Purchase of premises and equipment	**(2,090)**	(5,930)	(2,388)
Net change in Other Real Estate Owned ("OREO")	**915**	—	110
Purchase of Lau Associates	**(1,672)**	(9,875)	—
Net cash used by investing activities	**(72,915)**	(180,336)	(139,139)
Financing activities:			
Change in demand, NOW, savings and market rate deposit accounts	**158,703**	20,941	22,179
Change in time deposits	**(57,837)**	8,080	3,016
Change in wholesale time and other wholesale deposits	**(32,469)**	(9,059)	109,844
Dividends paid	**(4,892)**	(4,626)	(4,269)
Increase in borrowed funds greater than 90 days	—	124,939	45,000
Repayment of borrowed funds greater than 90 days	**(10,113)**	—	(15,000)
Net change in subordinated debt	**7,500**	—	—
Mortgage payable	**2,062**	—	—
Purchase of treasury stock	**(42)**	(361)	(2,420)
Tax benefit from exercise of stock options	**66**	185	182
Proceeds from issuance of common stock	**3,660**	—	—
Proceeds from exercise of stock options	**514**	1,230	918
Net cash provided by financing activities	**67,152**	141,329	159,450
Change in cash and cash equivalents	**10,332**	(26,289)	33,269
Cash and cash equivalents at beginning of year	**68,985**	95,274	62,005
Cash and cash equivalents at end of year	$ **79,317**	$ 68,985	$ 95,274

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows (Continued)

	For the Years Ended December 31,		
	2009	**2008**	**2007**
	(dollars in thousands)		
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	**$ 4,650**	$ 6,238	$ 6,192
Interest	**18,481**	22,721	18,028
Supplemental cash flow information:			
Unsettled AFS securities	**$ 7,996**	$ —	$ —
Change in other comprehensive income	**1,664**	$ (5,678)	$ 223
Change in deferred tax due to change in other comprehensive income	**582**	(1,987)	77
Transfer of loans to other real estate	**1,940**	—	—

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

For the Years Ended December 31, 2008, 2007 and 2006

	Shares of Common Stock Issued	Common Stock	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss)	Treasury Stock	Total Shareholders' Equity
				(dollars in thousands)			
Balance - December 31, 2006	11,373,182	$ 11,373	$ 10,598	$ 91,815	$ (4,450)	$ (27,244)	$ 82,092
Net Income	—	—	—	13,600	—	—	13,600
Dividends declared - $0.50 per share	—	—	—	(4,269)	—	—	(4,269)
Other comprehensive income, net of tax expense of $77	—	—	—	—	146	—	146
Tax benefit stock option exercise	—	—	182	—	—	—	182
Purchase of treasury stock	—	—	—	—	—	(2,420)	(2,420)
Retirement of treasury stock	(4,128)	(4)	(37)	—	—	41	—
Common stock issued	65,278	65	955	—	—	—	1,020
Balance - December 31, 2007	11,434,332	$ 11,434	$ 11,698	$ 101,146	$ (4,304)	$ (29,623)	$ 90,351
Net Income	—	—	—	9,325	—	—	9,325
Dividends declared - $0.54 per share	—	—	—	(4,626)	—	—	(4,626)
Other comprehensive income, net of tax benefit of ($1,987)	—	—	—	—	(3,691)	—	(3,691)
Tax benefit stock option exercise	—	—	185	—	—	—	185
Purchase of treasury stock	—	—	—	—	—	(361)	(361)
Retirement of treasury stock	(5,096)	(5)	(45)	—	—	50	—
Common stock issued	84,546	85	1,145	—	—	—	1,230
Balance - December 31, 2008	11,513,782	$ 11,514	$ 12,983	$ 105,845	$ (7,995)	$ (29,934)	$ 92,413
Net Income	—	—	—	10,337	—	—	10,337
Dividends declared - $0.56 per share	—	—	—	(4,892)	—	—	(4,892)
Other comprehensive income, net of tax expense of $582	—	—	—	—	1,082	—	1,082
Stock based compensation	—	—	798	—	—	—	798
Tax benefit stock option exercise	—	—	66	—	—	—	66
Purchase of treasury stock	—	—	—	—	—	(42)	(42)
Retirement of treasury stock	(4,522)	(4)	(40)	—	—	44	—
Common stock issued	236,224	236	3,424	—	—	—	3,660
Stock option exercises	40,600	40	474	—	—	—	514
Balance - December 31, 2009	**11,786,084**	**$ 11,786**	**$ 17,705**	**$ 111,290**	**$ (6,913)**	**$ (29,932)**	**$ 103,936**

Consolidated Statements of Comprehensive Income

	For the Years Ended December 31, 2009	2008	2007
	(dollars in thousands)		
Net income	$10,337	$ 9,325	$13,600
Other comprehensive income:			
Unrealized investment gains, net of tax expense of $161, $318 and $198, respectively	300	589	370
Change in unfunded pension and post-retirement liability, net of tax expense (benefit) of $421, ($2,305) and $(121), respectively	782	(4,280)	(224)
Comprehensive income	$11,419	$ 5,634	$13,746

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Nature of Business

The Bryn Mawr Trust Company (the "Bank") received its Pennsylvania banking charter in 1889 and is a member of the Federal Reserve System. In 1986, Bryn Mawr Bank Corporation (the "Corporation") was formed and on January 2, 1987, the Bank became a wholly-owned subsidiary of the Corporation. The Bank and Corporation are headquartered in Bryn Mawr, PA, a western suburb of Philadelphia, PA. The Corporation and its subsidiaries provide wealth management, community banking, residential mortgage lending, insurance and business banking services to its customers through nine full service branches and seven retirement community offices throughout Montgomery, Delaware and Chester counties. In 2008, the Corporation opened the Bryn Mawr Trust Company of Delaware in Wilmington, Delaware, to further its long-term growth strategy, and diversify its asset base and client accounts. The Corporation trades on the NASDAQ Global Market ("NASDQ") under the symbol BMTC.

The Corporation operates in a highly competitive market area that includes local, national and regional banks as competitors along with savings banks, credit unions, insurance companies, trust companies, registered investment advisors and mutual fund families. The Corporation and its subsidiaries are regulated by many regulatory agencies including the Securities and Exchange Commission ("SEC"), Federal Deposit Insurance Corporation ("FDIC"), the Federal Reserve and the Pennsylvania Department of Banking.

B. Basis of Presentation

The accounting policies of the Corporation conform with accounting principles generally accepted in the United States of America ("GAAP") and predominant practice within the banking industry.

The Consolidated Financial Statements include the accounts of the Corporation and its wholly owned subsidiaries. The Corporation's consolidated financial condition and results of operations consist almost entirely of the Bank's financial condition and results of operations. All material inter-company transactions and balances have been eliminated.

In preparing the Financial Statements, the Corporation is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the balance sheets, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Although our current estimates contemplate current conditions and how we expect them to change in the future, it is reasonably possible that in 2010, actual conditions could be worse than anticipated in those estimates, which could materially affect our results of operations and financial condition. Amounts subject to significant estimates are items such as the allowance for loan and lease losses and lending related commitments, goodwill and intangible assets, pension and post-retirement obligations, the fair value of financial instruments and other-than-temporary impairments. Among other effects, such changes could result in future impairments of investment securities, goodwill and intangible assets and establishment of allowances for loan losses and lending related commitments as well as increased pension and post-retirement expense.

In June 2009, the FASB issued "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles," which was incorporated in Accounting Standards Codification ("ASC") 105, "Generally Accepted Accounting Principles." This standard established the FASB Accounting Standards Codification as the single source of authoritative U.S. accounting and reporting standards, excluding the requirements and guidance issued by the SEC, which were unaffected by the Codification. ASC 105 did not change current GAAP, but it did change the manner in which accounting literature is organized and referenced. This standard was effective at the quarter ended September 30, 2009 and accounting literature references were updated in our financial statements accordingly starting in the 2009 third quarter. The adoption of this standard did not affect our financial statements.

C. Cash and Cash Equivalents

Cash and cash equivalents include cash due from banks, interest –bearing deposits, federal funds sold and money market funds with other banks with original maturities of three months or less. Cash balances required to meet regulatory reserve requirements of the Federal Reserve Board amounted to $1.3 million and $1.9 million at December 31, 2009 and December 31, 2008, respectively.

D. Investment Securities – Available for Sale

Investment securities which are held for indefinite periods of time, which the Corporation intends to use as part of its asset/liability strategy, or which may be sold in response to changes in interest rates, changes in prepayment risk, increases in capital requirements, or other similar factors, are classified as available for sale and are carried at fair value. Net unrealized gains and losses for such securities, net of tax, are required to be recognized as a separate component of shareholders' equity and excluded from determination of net income. Gains or losses on disposition are based on the net proceeds and cost of the securities sold, adjusted for amortization of premiums and accretion of discounts, using the specific identification method.

Prior to April 1, 2009, declines in the fair value of available-for-sale securities below their cost that were deemed to be other than temporary were reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, the Corporation considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Beginning in April 1, 2009, the Corporation implemented ASC 370-10-65-1 "Recognition and Presentation of Other-Than-Temporary Impairments" that amended the accounting for recognizing other-than-temporary impairment for debt securities and expanded disclosure requirements for other-than-temporarily impaired debt and equity securities. Under the new guidance, companies are required to record other-than-temporary impairment charges, through earnings, if they have the intent to sell, or will more likely than not be required to sell, an impaired debt security before a recovery of its amortized cost basis. In addition, companies are required to record other-than-temporary impairment charges through earnings for the amount of credit losses, regardless of the intent or requirement to sell. Credit loss is measured as the difference between the present value of an impaired debt security's cash flows and its amortized cost basis. Non-credit related write-downs to fair value must be recorded as decreases to accumulated other comprehensive income as long as the Corporation has no intent or it is more likely than not that the Corporation would not be required to sell an impaired security before a recovery of amortized cost basis. Since the Corporation did not have any other-than-temporary impairment for 2009, the adoption of this guidance had no impact.

E. Loans Held for Sale

Mortgage loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value in the aggregate. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

F. Portfolio Loans and Leases

The Corporation grants construction, commercial, residential mortgage and consumer loans to customers primarily in southeastern Pennsylvania and small ticket equipment leasing to customers nationwide. Although the Corporation has a diversified loan and lease portfolio, its debtors' ability to honor their contracts is substantially dependent upon the real estate and general economic conditions of the region.

Loans and leases that the Corporation has the intent and ability to hold for the foreseeable future or until maturity or pay-off, generally are reported at their outstanding principal balance adjusted for charge-offs, the allowance for loan and lease losses and any deferred fees or costs on originated loans and leases. Interest income is accrued on the unpaid principal balance.

Loan and lease origination fees and loan and lease origination costs are deferred and recognized as an adjustment of the related yield using the interest method.

The accrual of interest on loans and leases is generally discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Loans and leases are placed on non-accrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued, but not collected for loans that are placed on non-accrual status or charged-off is reversed against interest income. All interest accrued, but not collected on leases that are placed on non-accrual status is not reversed against interest until the lease is charged-off at 120 days delinquent. The interest received on these non-accrual loans and leases is applied to reduce the carrying value of loans and leases or, if principal is considered fully collectible, recognized as interest income until qualifying for return to accrual status. Loans and leases are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

G. Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("allowance") is established through a provision for loan and lease losses ("provision") charged as an expense. Loans and leases are charged against the allowance when the Corporation believes that the principal is uncollectible. The allowance is maintained at a level that the Corporation believes is sufficient to absorb estimated probable credit losses.

The Corporation's determination of the adequacy of the allowance is based on periodic evaluations of the loan and lease portfolio and other relevant factors. However, this evaluation is inherently subjective as it requires significant estimates by the Corporation. Consideration is given to a variety of factors in establishing these estimates including specific terms and conditions of loans and leases, underwriting standards, delinquency statistics, industry concentration, overall exposure to a single customer, adequacy of collateral, the dependence on collateral, and results of internal loan review, including borrowers perceived financial and management strengths, the amounts and timing of the present value of future cash flows, and access to additional funds.

The evaluation process also considers the impact of competition, current and expected economic conditions, national and international events, the regulatory and legislative environment and inherent risks in the loan and lease portfolio.

All of these factors may be susceptible to significant change. To the extent actual outcomes differ from the Corporation estimates, an additional provision for loan and lease losses may be required that might adversely affect the Corporation's results of operations in future periods. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance. Such agencies may require the Corporation to recognize additions to the allowance based on their judgment of information available to them at the time of their examination.

H. Other Investments and FHLB-P Stock

Other investments include Community Reinvestment Act ("CRA") investment, and equity stocks without a determinable fair market value. The equity stocks include the Federal Reserve Bank and Atlantic Central Bankers Bank. The Corporation is required to hold Federal Home Loan Bank of Pittsburgh ("FHLB-P") stock as a condition of borrowing funds from the FHLB-P. As of December 31, 2009, the carrying value of our FHLB-P stock was $7.9 million. Ownership of FHLB-P stock is restricted and there is no market for these securities. In 2009, the FHLB-P reported significant losses due to numerous factors, including other-than-temporary impairment charges on its portfolio of private-label mortgage-backed securities. The FHLB-P announced a capital restoration plan in February of 2009 which restricts it from repurchasing or redeeming capital stock or paying dividends. If the FHLB-P's financial condition declines further, other-than-temporary impairment charges related to our investment in FHLB stock could occur in future periods. For further information on the FHLB-P stock, see Note 10 – Borrowed Funds.

I. Impaired Loans and Leases

A loan or lease is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan and lease agreement. The Corporation's assessment of impairment is applied to the factors considered in determining impairment. Factors include payment status, value of collateral and the probability of collecting scheduled principal and interest payments when due. Loans and leases that experience insignificant payment delays and payment shortfalls generally are not classified as impaired.

The Corporation determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

J. Troubled Debt Restructure ("TDR")

A TDR is when a creditor, for economic or legal reason related to debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. A concession may include extending repayment terms, reducing the interest rate or forgiving principal and/or accrued interest. If the debtor is experiencing financial difficulty and the creditor has granted a concession, the Corporation will make the disclosures related to TDR reporting. It should be noted that not all modifications are a concession, thus a TDR. If the modified terms are consistent with market conditions and represent terms the debtor could obtain from another creditor in the current market, the modification is not a TDR.

K. Other Real Estate Owned

Other real estate owned ("OREO") consists of assets that the Corporation has acquired through foreclosure, by accepting a deed in lieu of foreclosure, or by taking possession of assets that were used as loan collateral. The Corporation reports OREO on the balance sheet within other assets, at the lower of cost or estimated fair value less cost to sell, adjusted periodically based on current appraisals. Costs relating to the development or improvement of assets are capitalized and costs related to holding the property are charged to expense.

L. Premises and Equipment

Premises and equipment are stated at cost less accumulated depreciation. Depreciation and rent are recorded using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized over the expected lease term or the estimated useful lives, whichever is shorter.

M. Pension and Postretirement Benefit Plans

The Corporation has three defined benefit pension plans and one postretirement benefit plan and a 401(K) plan as discussed in Note 15 – 401(K) Plan and in Note 16 – Pension and Postretirement Benefit Plans. Net pension expense consists of service cost, interest cost, return on plan assets, amortization of prior service cost, amortization of transition obligations and amortization of net actuarial gains and losses. The Corporation accrues pension costs as incurred.

On February 12, 2008 the Corporation amended the Qualified Defined Pension Plan to cease further accruals of benefits effective March 31, 2008, and amended the 401(K) Plan to provide for a new class of immediately vested discretionary, non-matching employer contribution effective April 1, 2008. Additionally, the Corporation created a non-qualified defined benefit pension plan for certain officers of the Bank and to provide that each participant's accrued benefit shall be reduced by the actuarially equivalent value of the immediately vested discretionary, non-matching employer contribution to the 401(K) Plan made on his or her behalf.

N. BOLI

The Corporation purchased $15.0 million of BOLI during the second quarter of 2007. On August 13, 2008 the Bank gave notice to its BOLI insurance carrier that it was surrendering its separate account BOLI contract. The Bank received $15.6 million in cash on February 9, 2009. As part of the surrender, the Corporation has represented to the insurance carrier that it will not enter into any other BOLI agreement or obtain life insurance on any of the employees covered by the BOLI policy for five years.

BOLI is recorded at its cash surrender value on the balance sheet. Income from BOLI is tax-exempt and included as a component of other non-interest income. In 2007, BOLI income was tax-exempt. However, as a result of the surrender of the BOLI contract in August 2008, the total income earned in 2007 and 2008 became taxable income. This resulted in additional tax expense of $266 thousand in 2008.

O. Accounting for Stock-Based Compensation

Stock based compensation cost is measured at the grant date, based on the fair value of the award and is recognized as an expense over the vesting period.

All share-based payments, including grants of stock options, are recognized as compensation cost in the statement of income at their fair value. The fair value of stock option grants is determined using the Black-Scholes pricing model. The assumptions necessary for the calculation of the fair value are expected life of options, annual volatility of stock price, risk free interest rate and annual dividend yield.

Stock-based compensation expense for 2009, 2008 and 2007 were $386 thousand, $277 thousand and $75 thousand, respectively.

P. Earnings Per Common Share

Basic earnings per common share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding during this period. Diluted earnings per common share takes into account the potential dilution that could occur if stock options were exercised and converted into common stock. Proceeds assumed to have been received on such exercise are assumed to be used to purchase shares of the Corporation's common stock at the average market price during the period, as required by the treasury stock method of accounting. The effects of stock options are excluded from the computation of diluted earnings per share in periods in which the effect would be antidilutive. All weighted average shares, actual shares and per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits.

Q. Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As required by ASC 740 "Accounting for Income Taxes," the Corporation recognizes the financial statement benefit of a tax position only after determining that the Corporation would more likely than not sustain the position following an examination. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the relevant tax authority. The Corporation applied these criteria to tax positions for which the statute of limitations remained open. There were no adjustments to retained earnings for unrecognized tax benefits as a result of the implementation of ASC 740.

R. Revenue Recognition

With the exception of non-accrual loans and leases, the Corporation recognizes all sources of income on the accrual method. Additional information relating to wealth management fee revenue recognition follows:

The Corporation earns Wealth Management fee revenue from a variety of sources including fees from trust administration and other related fiduciary services, custody, investment management and advisory services, employee benefit account and IRA administration, estate settlement, tax service fees, shareholder service fees and brokerage. These fees are generally based on asset values and fluctuate with the market. Some of the revenues are not directly tied to asset value but are based on a flat fee for services provided. For many of our revenue sources, amounts are not received in the same accounting period in which they are earned. However, each source of Wealth Management fees is recorded on the accrual method of accounting.

The most significant portion of the Corporation's Wealth Management fees is derived from trust administration and other related services, custody, investment management and advisory services, and employee benefit account and IRA administration. These fees are generally billed in arrears, based on the market value of assets at the end of the previous billing period. A smaller number of customers are billed in a similar manner, but on a quarterly or annual basis and some revenues are not based on market values.

The balance of the Corporation's Wealth Management fees include estate settlement fees and tax service fees, which are recorded when the related service is performed and asset management and brokerage fees on non-depository investment products, which are received one month in arrears based on settled transactions but are accrued in the month when the settlement occurs.

Included in other assets on the statement of condition is a Wealth Management fee receivable that reflects the impact of fees earned but not yet collected. This receivable is reviewed quarterly for collectibility.

S. Mortgage Servicing

The Corporation performs various servicing functions on loans owned by others. A fee, usually based on a percentage of the outstanding principal balance of the loan, is received for these services. Gain on sale of loans is based on the specific identification method.

Mortgage servicing rights (MSRs) are recognized as separate assets when rights are retained through the sale of financial assets. Capitalized servicing rights are amortized into non-interest income in proportion to, and over the period of, the estimated future net servicing income of the underlying financial assets.

Servicing assets are evaluated quarterly for impairment based upon the fair value of the rights as compared to amortized cost. Impairment is determined by stratifying rights by predominant characteristics, such as interest rate and terms. Fair value is determined based upon discounted cash flows using market-based assumptions. Impairment is recognized on the income statement to the extent the fair value is less than the capitalized amount for the stratum. A valuation allowance is utilized to record temporary impairment in MSRs. Temporary impairment is defined as impairment that is not deemed permanent. Permanent impairment is recorded as a reduction of the MSR and is not reversed.

T. Statement of Cash Flows

The Corporation's statement of cash flows details operating, investing and financing activities during the reported periods.

U. Interest Rate Floor

The Corporation accounts for derivatives under FASB guidance related to Accounting for Derivative Instruments on Hedging Activities, as amended. The Corporation records interest rate floors, which are not used as hedging instruments, at fair value on the balance sheet as part of other assets. Changes in the fair value of the interest rate floor are recorded in current earnings as other operating income or other operating expense, depending on whether the net change in value for the applicable period was a gain or loss. The interest rate floor was closed out in January 2008.

V. Goodwill and Intangible Assets

The Corporation accounts for goodwill and other intangible assets in accordance with ASC 350, "Intangibles – Goodwill and Other." All goodwill and intangible assets as of December 31, 2009 other than MSR's in Note 1-S above are related to the acquisition of Lau Associates which is a component of the Wealth Management Segment. The amount of goodwill initially recorded reflects the value assigned to the asset at the time of investment. Goodwill impairment tests are performed at least annually, or when events occur or circumstances change that would more likely than not reduce the fair value of the acquisition or investment.

The Corporation's impairment testing methodology is consistent with the methodology prescribed in ASC 350. Other intangible assets include customer relationships, a non-compete agreement and a trade name. The customer relationships and non-compete agreement intangibles are amortized on the straight-line basis over the estimated useful life of the asset. The trade name intangible has an indefinite life and is evaluated for impairment annually.

W. Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

X. New Accounting Pronouncements

Standards Adopted:

FASB ASC 820 – Fair Value Measurement and Disclosures

The Corporation follows ASC 820, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions that are not Orderly." This standard provides additional guidance for estimating fair value in accordance with the standard on Fair Value Measurements, when the volume and level of activity for the asset or liability have significantly decreased. ASC 820 became effective for interim and annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The adoption of this Standard did not have a material effect on our financial condition or results of operations.

FASB ASC 825 – Financial Instruments

FASB issued ASC 825 related to the interim disclosure about fair value of financial instruments which amended the previous standard on disclosures about fair value of financial instruments to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. All publicly traded companies are required to include disclosures about the fair value of financial instruments whenever it issues summarized financial information for interim reporting periods. ASC 825 became effective for interim reporting periods ending after June 15, 2009. The Corporation adopted this standard as of June 30, 2009 and has made the required disclosures of fair value of financial instruments in Note 13 of this Annual Report.

FASB ASC 320 – Investments – Debt and Equity Securities

The Corporation adopted standards related to the recognition and presentation of other than temporary impairment as of June 30, 2009. Since the Corporation has not had any other-than-temporary impairment as of April 1, 2009, no cumulative-effect adjustments were required to be recorded at adoption.

FASB ASC 815 – Derivatives and Hedging

In March 2008, the FASB issued ASC 815, "Disclosures about Derivative Instruments and Hedging Activities" an amendment to previous guidance. ASC 815 amends the previous related guidance by requiring expanded disclosures about derivative instruments and hedging activities. This statement will require us to provide additional disclosure about a) how and why we use derivative instruments; b) how we account for derivative instruments and related hedged items under ASC 815 and its related interpretations; and c) how derivative instruments and related hedged items effect our financial condition, financial performance, and cash flows. This does not change the accounting for derivatives under previous guidance.

FASB ASC 815 was effective for the fiscal year and interim periods beginning January 1, 2009. The Corporation adopted this statement effective January 1, 2009. The Corporation has determined that the adoption of this standard did not have a material impact on the Corporation's consolidated financial statements.

FASB ASC 805 – Business Combinations

In December 2007, FASB issued ASC 805, "Business Combinations." This standard retains the previous FASB guidance that the acquisition method of accounting be used for all business combinations. However, ASC 805 does make significant changes to the accounting for a business combination achieved in stages, the treatment of contingent consideration, transaction and restructuring costs (which are recognized when incurred), and other aspects of business combination accounting. ASC 805 was effective January 1, 2009, and changes the Corporation's accounting treatment for business combinations on a prospective basis.

FASB ASC-715 – Compensation, Retirement Benefits

FASB issued a Codification standard referencing an Employer's Disclosures About Pension and Post Retirement Benefits, to provide guidance on an employer's disclosure about the plan assets of a defined pension or post retirement plan. The Codification requires an entity to disclose more information on how investment allocation decisions are made, the major categories of plan assets including concentration risks and fair value measurements and the fair value techniques and inputs used to measure the plan. The Corporation has adopted the Codification effective December 31, 2009 and the Corporation made the required disclosure in this Annual Report.

FASB ASC 855 – Subsequent Events

The Corporation follows the ASC standards related to subsequent events. The ASC establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and (3) the disclosure that an entity should make about events or transactions that occurred after the balance sheet date. The standard is effective for fiscal years and interim periods ending after June 15, 2009, and is applied prospectively. The Corporation adopted this standard as of June 30, 2009 and adoption did not have an impact on the results of operations or financial position.

Standards Not Yet Adopted:

FASB ASC 860 – Transfers and Servicing

In June 2009, the FASB issued ASC 860 related to accounting for transfers of financial assets. The standard amends the derecognition guidance in previous regulatory guidance and eliminates the concept of a qualifying special-purpose entities ("QSPEs"). The standard is effective for fiscal years and interim periods beginning after November 15, 2009. Early adoption of the standard is prohibited. The Corporation will adopt the standard on January 1, 2010 and has not yet determined the effect of the adoption on its consolidated financial statements, if any.

FASB ASC 810 – Consolidation – Variable Interest Entities

In June 2009, the FASB issued ASC 810 related to amendments to FASB interpretation No. 46(R) which amends the consolidation guidance applicable to variable interest entities ("VIE"s). An entity would consolidate a VIE, as the primary beneficiary, when the entity has both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (b) the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. Ongoing reassessment of whether an enterprise is the primary beneficiary of a VIE is required. ASC 810 amends interpretation 46(R) to eliminate the quantitative approach previously required for determining the primary beneficiary of a VIE. ASC 810 is effective for fiscal years and interim periods beginning after November 15, 2009. The Corporation will adopt the standard on January 1, 2010 and has not yet determined the effect of the adoption on its consolidated financial statements, if any.

2. GOODWILL & OTHER INTANGIBLE ASSETS

The Corporation's goodwill and intangible assets related to the acquisition of Lau Associates LLC in July, 2008 for the years ending December 31, 2009 and 2008 is as follows:

(dollars in thousands)	Beginning Balance 1/1/09	Additions	Amortization	Ending Balance 12/31/09	Amortization Period
Goodwill	$ 4,629	$ 1,672	$ —	$ 6,301	Indefinite
Customer relationships	4,983	—	(255)	4,728	20 Years
Non compete agreement	506	—	(53)	453	10 Years
Brand (trade name)	240	—	—	240	Indefinite
Total	$ 10,358	$ 1,672	$ (308)	$ 11,722	

(dollars in thousands)	Beginning Balance 1/1/08	Additions	Amortization	Ending Balance 12/31/08	Amortization Period
Goodwill	$ —	$ 4,629	$ —	$ 4,629	Indefinite
Customer relationships	—	5,100	(117)	4,983	20 Years
Non compete agreement	—	530	(24)	506	10 Years
Brand (trade name)	—	240	—	240	Indefinite
Total	$ —	$ 10,499	$ (141)	$ 10,358	

Under the terms of the Lau Associates acquisition, the Corporation has two remaining contingent earn-out payments due in the first quarter of each of 2011 and 2012 (which would each be recorded at the end of 2010 and 2011), with the maximum purchase price not exceeding $19 million.

3. INVESTMENT SECURITIES

The amortized cost and estimated fair value of investments, all of which were classified as available for sale, are as follows:

As of December 31, 2009

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Obligations of the U.S. Government and agencies	$ 85,462	$ 75	$ (476)	$ 85,061
State & political subdivisions	24,859	197	(32)	25,024
Federal agency mortgage backed securities	49,318	1,634	—	50,952
Government agency mortgage backed securities	8,607	121	(10)	8,718
Other debt securities	1,500	—	(1)	1,499
Total fixed income investments	$ 169,746	$ 2,027	$ (519)	$171,254
Bond – mutual funds	36,943	140	(113)	36,970
Total	$ 206,689	$ 2,167	$ (632)	$208,224

As of December 31, 2008

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Market Value
Obligations of the U.S. Government and agencies	$ 10,999	$ 171	$ —	$ 11,170
State & political subdivisions	7,071	43	(18)	7,096
Federal agency mortgage backed securities	78,054	1,647	(42)	79,659
Corporate bonds	10,181	—	(727)	9,454
Other debt securities	950	—	—	950
Total	$ 107,255	$ 1,861	$ (787)	$108,329

The following table shows the amount of securities that were in an unrealized loss position at December 31, 2009:

(dollars in thousands)	Less than 12 Months		12 Months or Longer		Total	
	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized Losses
Obligations of the U.S. Government and agencies	$ 43,166	$ (476)	$ —	$ —	$ 43,166	$ (476
State & political subdivisions	8,631	(32)	—	—	8,631	(32
Federal agency mortgage backed securities	—	—	—	—	—	—
Government agency mortgage backed securities	2,535	(10)	—	—	2,535	(10
Other debt securities	399	(1)	—	—	399	(1
Total fixed income investments	$ 54,731	$ (519)	$ —	$ —	$ 54,731	$ (519
Bond – mutual funds	19,491	(113)	—	—	19,491	(113
Total	$ 74,222	$ (632)	$ —	$ —	$ 74,222	$ (632

The Corporation evaluates the debt securities in our investment portfolio, which include U.S. Government agencies, Government sponsored agencies, municipalities and other issuers, for other-than-temporary impairment and considers current economic conditions, the length of time and the extent to which the fair value has been less than cost, interest rates and the bond rating of each security. All of the debt securities in our investment portfolio are highly rated as investment grade and the Corporation believes that it will not incur any material losses with respect to such securities. The unrealized losses presented in the table above are temporary in nature as they are primarily related to market interest rates and are not related to the underlying credit quality of the issuers within our investment portfolio. None of the investments in the table above are believed to be other-than-temporarily impaired.

The Corporation does not intend to sell the other-than-temporarily impaired securities, and it is more likely than not it will not be required to sell such securities before recovery occurs.

At December 31, 2009 securities having an amortized cost of $75.2 million were specifically pledged as collateral for public funds, trust deposits, the FRB discount window program, FHLB-P borrowings and other purposes. The FHLB-P has a blanket lien on non-pledged, mortgage related loans and securities as part of the Bank's borrowing agreement with FHLB-P.

The amortized cost and estimated market value of investment securities at December 31, 2009 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2009	
(dollars in thousands)	**Amortized Cost**	**Estimated Market Value**
Due in one year or less	$ 1,803	$ 1,807
Due after one year through five years	52,324	52,398
Due after five years through ten years	46,767	46,401
Due after ten years	10,927	10,978
Subtotal	111,821	111,584
Mortgage backed securities	57,925	59,670
Total	$ 169,746	$ 171,254

Included in the investment portfolio, but not in the table above, are $36.9 million of bond mutual funds which do not have a final stated maturity nor a constant stated coupon rate.

The sale of debt securities in 2009 totaled $61.0 million. The sale of debt securities in 2008 was $26.0 million, and there were no sales of debt securities in 2007.

4. Loans and Leases

A. Loans and leases outstanding at December 31 are detailed by category as follows:

(dollars in thousands)	**2009**	**2008**
Loans held for sale	**$ 3,007**	$ 3,024
Real estate loans:		
Commercial mortgage loans	**$ 265,023**	249,730
Home equity lines and loans	**177,863**	154,576
Residential mortgage loans	**110,653**	132,536
Construction loans	**38,444**	58,446
Total real estate loans	**591,983**	595,288
Commercial and industrial loans	**233,288**	236,469
Consumer loans	**12,717**	8,518
Leases	**47,751**	59,302
Total portfolio loans and leases	**885,739**	899,577
Total loans and leases	**$ 888,746**	$ 902,601
Loans with predetermined rates	**$ 344,398**	$ 351,925
Loans with adjustable or floating rates	**544,348**	550,676
Total loans and leases	**$ 888,746**	$ 902,601
Net deferred loan origination costs and (fees) included in the above loan table	**$ 430**	$ 343

B. Leases outstanding at December 31 are detailed by components of the net investment as follows:

	December 31	
(dollars in thousands)	**2009**	**2008**
Minimum lease payments receivable	**$ 54,556**	$ 69,812
Unearned lease income	**(9,014)**	(13,784)
Initial direct costs and deferred fees	**2,209**	3,274
Total	**$ 47,751**	$ 59,302

C. Non Performing Loans and Leases:

	2009	2008
Non-accrual loans and leases	**$ 6,246**	$ 5,303
Loans past due 90 days or more and still accruing	**668**	504
Total non-performing loans and leases	**6,914**	5,807
TDR's not included in non-performing	**1,622**	—
Total non-performing loans and leases and TDR's*	**$ 8,536**	$ 5,807

* *TDR's included in this total for 2009 are $3.9 million of which $2.3 million are non-accruing and $1.6 million are performing.*

D. Information regarding impaired loans and leases:

(dollars in thousands)	**2009**	**2008**	**2007**
Impaired loans and leases at year end	**$ 6,246**	$4,586	$ 574
Average impaired loans and leases	**$ 4,221**	$1,476	$ 504

All impaired loans and leases are included in the non-performing loans and leases totals in the table above.

A summary of the changes in the allowance for impaired loans and leases is as follows:

(dollars in thousands)	2009	2008	2007
Balance, January 1	$ 124	$ 124	$ 101
Charge-offs	(1,804)	—	(37)
Recoveries	—	—	60
Provision	2,490	—	—
Balance, December 31	$ 810	$ 124	$ 124
Interest income that would have been recognized under original terms	$ 322	$ 141	$ 48
Interest income actually received	$ 60	$ 84	$ 23
Interest income recognized	$ 41	$ 42	$ 1
Interest income recognized using the cash basis method of income recognition	$ 41	$ 42	$ 1

The allowance for impaired loans and leases of $810 thousand is included in the Corporation's allowance for loan and lease losses of $10.4 million.

5. ALLOWANCE FOR LOAN AND LEASE LOSSES

The summary of the changes in the allowance for loan and lease losses is as follows:

(dollars in thousands)	2009	2008	2007
Balance, January 1	$10,332	$ 8,124	$ 8,122
Charge-offs	(7,370)	(3,616)	(1,036)
Recoveries	578	228	147
Provision	6,884	5,596	891
Balance, December 31	$10,424	$10,332	$ 8,124

During the third quarter of 2009, the Corporation made refinements, along with changes to estimates of loss in certain asset classes. These changes in estimates and refinements resulted in a lower pre-tax provision for loan and lease losses in the third quarter of 2009 than would have resulted under the previous loss estimates of approximately $750 thousand which equates to $.06 per diluted share (after tax).

6. OTHER REAL ESTATE OWNED

The summary of the change in other real estate owned ("OREO") is as follows:

(dollars in thousands)	2009	2008
Balance January 1	$ —	$ —
Additions	1,940	—
Capitalized cost	147	—
Sales	(1,062)	—
Balance December 31	$ 1,025	$ —

7. PREMISES AND EQUIPMENT

A. A summary of premises and equipment at December 31 is as follows:

(dollars in thousands)	2009	2008
Land	$ 3,268	$ 3,268
Buildings	17,350	16,320
Furniture and equipment.	18,122	17,451
Leasehold improvements	9,021	7,205
Construction in progress	617	2,073
Less: accumulated depreciation	(26,940)	(25,021)
Total	$ 21,438	$ 21,296

Depreciation and amortization expense related to the assets detailed in the above table for the years ended December 31, 2009, 2008, and 2007 amounted to $1.9 million, $1.7 million, and $1.5 million, respectively.

B. Future minimum cash rent commitments under various operating leases as of December 31, 2009 are as follows:

(dollars in thousands)	
2010	$ 1,369
2011	1,325
2012	1,236
2013	1,066
2014	932
2015 and thereafter	$ 14,913

Rent expense on leased premises and equipment for the years ended December 31, 2009, 2008 and 2007 amounted to $1.32 million, $1.03 million and $963 thousand, respectively.

8. MORTGAGE SERVICING

A. The following summarizes the Corporation's activity related to MSRs for the years ended December 31:

(dollars in thousands)	2009	2008	2007
Balance, January 1	$ 2,205	$ 2,820	$ 2,883
Additions	2,570	420	285
Amortization	(853)	(367)	(313)
Recovery (impairment)	137	(668)	(35)
Balance, December 31	$ 4,059	$ 2,205	$ 2,820
Fair Value	$ 4,807	$ 2,210	$ 3,881
Loans serviced for others	$514,875	$350,199	$357,363

B. The following summarizes the Corporation's activity related to changes in the impairment valuation allowance of MSRs for the years ended December 31:

(dollars in thousands)	2009	2008	2007
Balance, January 1	$(703)	$ (35)	$ (14)
Impairment	(205)	(698)	(29)
Recovery	342	30	8
Balance, December 31	$(566)	$(703)	$ (35)

C. Other MSR Information – At December 31, 2009, key economic assumptions and the sensitivity of the current fair value of MSRs to immediate 10 and 20 percent adverse changes in those assumptions are as follows:

(dollars in thousands)	
Fair value amount of MSRs	$ 4,807
Weighted average life (in years)	5.4
Prepayment speeds (constant prepayment rate)*	14.7%
Impact on fair value:	
10% adverse change	$ (703)
20% adverse change	$ (917)
Discount rate	10.27%
Impact on fair value:	
10% adverse change	$ (174)
20% adverse change	$ (335)

* *Represents the weighted average prepayment rate for the life of the MSR asset.*

At December 31, 2009, 2008 and 2007, the fair value of the mortgage servicing rights ("MSRs") is $4.8 million, $2.2 million and $3.9 million, respectively. The fair value of the MSRs for these dates was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates. Mortgage loan prepayment speed is the annual rate at which borrowers are forecasted to repay their mortgage loan principal and is based on historical experience. The discount rate is used to determine the present value of future net servicing income. Another key assumption in the model is the required rate of return the market would expect for an asset with similar risk. Both assumptions can, and generally will, change quarterly valuations as market conditions and interest rates change.

These assumptions and sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the MSRs is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which could magnify or counteract the sensitivities.

9. DEPOSITS

A. Following is a summary of deposits as of December 31,

(dollars in thousands)	2009	2008
Savings	**$101,719**	$ 54,333
NOW accounts*	**151,432**	135,587
Market rate accounts*	**282,010**	172,818
Time deposits (less than $100,000)	**74,528**	95,326
Time deposits, $100,000 or more	**79,177**	116,216
Wholesale deposits	**36,118**	120,761
Total interest-bearing deposits	**724,984**	695,041
Non-interest-bearing deposits	**212,903**	174,449
Total deposits	**$937,887**	$869,490

* *Includes other wholesale deposits.*

The aggregate amount of deposit overdrafts included as loans as of December 31, 2009 and 2008 were $332 thousand and $357 thousand, respectively.

B. Maturity of time deposits as of December 31, 2009 were as follows:

(dollars in thousands)	$100,000 or more	Less than $100,000
Maturing during:		
2010	$ 76,656	$ 66,290
2011	2,287	6,591
2012	—	1,151
2013	100	101
2014	134	324
2015 and thereafter	—	71
Total	$ 79,177	74,528

C. Maturity of wholesale time deposits as of December 31, 2009 was as follows:

(dollars in thousands)	$100,000 or more	Less than $100,000
Maturing during:		
2010	$ 9,047	$ 21,385
2011	5,686	—
2012	—	—
2013	—	—
2014 and thereafter	—	—
Total	$ 14,733	$ 21,385

10. BORROWED FUNDS

A. Borrowings at December 31, 2009 consisted of the following FHLB-P advances:

(dollars in thousands)

Borrowing	Interest Rate	Maturity	Term	Next Call Date	F/V
Amortizing:					
$ 4,551	2.88%	4/11/2011	3 yrs	—	F
10,257	3.90%	8/13/2012	4 yrs	—	F
6,678	3.15%	3/12/2013	5 yrs	—	F
7,840	3.57%	4/08/2015	7 yrs	—	F
$ 29,326					
Non-amortizing convertible selects:					
$ 10,000	2.58%	8/20/2018	10 yrs/6 mos	2/18/2010	F
10,000	2.32%	3/18/2013	5 yrs/2 yrs	3/18/2010	F
$ 20,000					
Non-amortizing bullets:					
10,000	0.61%	10/18/2010	3 yrs	—	V
10,000	4.30%	11/09/2010	3 yrs	—	F
5,000	3.18%	1/24/2011	2 yrs/11 mos	—	F
10,000	3.22%	2/28/2011	3 yrs	—	F
10,000	3.62%	9/08/2011	3 yrs	—	F
10,500	3.21%	3/05/2012	4 yrs	—	F
10,000	3.90%	9/10/2012	4 yrs	—	F
10,000	4.06%	9/09/2013	5 yrs	—	F
10,000	3.55%	10/04/2010	2 yrs	—	F
2,500	1.17%	5/09/2011	18 mos	—	F
2,500	1.51%	11/09/2011	2 yrs	—	F
2,500	1.81%	5/09/2013	30 mos	—	F
2,500	2.10%	11/09/2012	3 yrs	—	F
$ 95,500					
$ 144,826					

F = fixed rate and V = variable rate

B. The table below reflects the borrowing activity with the FHLB-P and overnight federal funds. The Federal Reserve discount window program has not been used in these periods:

(dollars in thousands)	2009	2008	2007
Average balance during the year	**$149,937**	$130,490	$42,496
Year end balance	**144,826**	154,939	45,000
Highest month end balance	**154,109**	182,293	77,000
Weighted-average interest rate during the year	**3.29%**	3.33%	5.22%
Weighted-average interest rate at year end	**3.11%**	3.34%	4.56%

C. Other FHLB Information – The Corporation had a maximum borrowing capacity ("MBC") with the FHLB-P of approximately $448 million as of December 31, 2009 of which the unused capacity was $303 million at December 31, 2009. In addition there were $75 million in overnight federal funds line and approximately $55 million of Federal Reserve Discount Window capacity. In connection with its FHLB-P borrowings, the Corporation is required to hold stock in the FHLB-P. This amount was $7.9 million at December 31, 2009, and $7.9 million at December 31, 2008. The carrying amount of the FHLB-P stock approximates its fair value. On December 23, 2008, the FHLB-P announced it will voluntarily suspend the payment of dividends and the repurchase of excess capital stock until further notice. There were no dividends paid in 2009.

11. SUBORDINATED DEBT

The Bank issued an aggregate of $15 million in subordinated debt in July and August 2008. This subordinated debt has a floating interest rate, which resets quarterly at 90 day LIBOR plus 3.75%, has a maturity of 10 years, and can be prepaid at the end of 5 years with no prepayment penalty. At December 31, 2009 the rate was 4.00% and will next reset on March 15, 2010. Interest is payable quarterly and principal is due September 15, 2018.

In April 2009, the Bank raised $7.5 million in subordinated debt. The subordinated debt bears an interest rate at a rate per annum equal to the 90 day LIBOR rate plus 5.75% and is adjusted quarterly. Interest is payable quarterly and principal is due on June 15, 2019. The rate of interest is capped at 10.0% per annum during the first 5 years of the term. At December 31, 2009 the rate was 6.00% and will next reset on March 15, 2010.

Subordinated debt qualifies as Tier II regulatory capital for the first five years from the date of issuance and thereafter is discounted as the subordinated debt approaches maturity, with one fifth of the original amount excluded from Tier II capital each year during the last five years before maturity. When the remaining maturity is less than one year, the subordinated debt is excluded from Tier II capital. Unamortized subordinated debt issuance costs were $320 thousand and $335 thousand at December 31, 2009 and 2008, respectively. These costs are amortized over the term of the debt, as an adjustment to the yield.

12. MORTGAGE PAYABLE

In April 2009, the Corporation entered into a $2.1 million commercial mortgage on 10 South Bryn Mawr Avenue, Bryn Mawr, PA, which serves as its Wealth Management Division offices. The twenty year commercial mortgage has a current rate of 5.50%, is a five year adjustable rate mortgage with a floor of 25 basis points from the initial rate of 5.50% and has a current balance of approximately $2.06 million.

13. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

FASB ASC 825, "Disclosures about Fair Value of Financial Instruments" requires disclosure of the fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other market value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Accordingly, the aggregate fair value amounts presented below do not represent the underlying value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and Cash Equivalents

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Investment Securities

Estimated fair values for investment securities are valued by an independent third party based on market data utilizing pricing models that vary by asset and incorporate available trade, bid and other market information. See Note 3 for more information.

Loans and Leases

For variable rate loans that reprice frequently and which have no significant change in credit risk, estimated fair values are based on carrying values. Fair values of certain mortgage loans and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality and is indicative of an entry price. The estimated fair value of nonperforming loans is based on discounted estimated cash flows as determined by the internal loan review of the Bank or the appraised market value of the underlying collateral, as determined by independent third party appraisers. This technique does not reflect an exit price as contemplated in Note 4.

MSRs

The fair value of the MSRs for these periods was determined using a third-party valuation model that calculates the present value of estimated future servicing income. The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds and discount rates.

Other Assets

The carrying amount of accrued interest receivable and other investments approximates fair value.

Deposits

The estimated fair values disclosed for noninterest-bearing demand deposits, savings, NOW accounts, and Market Rate accounts are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of expected monthly maturities on the certificate of deposit. FASB Codification 825 defines the fair value of demand deposits as the amount payable on demand as of the reporting date and prohibits adjusting estimated fair value from any value derived from retaining those deposits for an expected future period of time.

Borrowed Funds

The fair value of borrowed funds is established using a discounted cash flow calculation that applies interest rates currently being offered on mid-term and long term borrowings.

Subordinated Debt

The fair value of subordinated debt is established using a discounted cash flow calculation that applies interest rates currently being offered on comparable borrowings.

Mortgage Payable

The fair value of the mortgage payable is established using a discounted cash flow calculation that applies interest rates currently being offered on comparable borrowings.

Other Liabilities

The carrying amounts of accrued interest payable, accrued taxes payable and other accrued payables approximate fair value.

Off-Balance Sheet Instruments

Estimated fair values of the Corporation's off-balance sheet instruments (standby letters of credit and loan commitments) are based on fees and rates currently charged to enter into similar loan agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Since fees and rates charged for off-balance sheet items are at market levels when set, there is no material difference between the stated amount and estimated fair values of off-balance sheet instruments.

The carrying amount and estimated fair value of the Corporation's financial instruments as of December 31 are as follows:

(dollars in thousands)	2009 Carrying Amount	2009 Estimated Fair Value	2008 Carrying Amount	2008 Estimated Fair Value
Financial assets:				
Cash and due from banks	$ 11,670	$ 11,670	$ 18,776	$ 18,776
Interest-bearing deposits with other banks	58,472	58,472	45,100	45,100
Money market funds	9,175	9,175	5,109	5,109
Cash and cash equivalents	79,317	79,317	68,985	68,985
Investment securities	208,224	208,224	108,329	108,329
Mortgage servicing rights	4,059	4,807	2,205	2,210
Loans held for sale	3,007	3,051	3,024	3,094
Other assets	15,345	15,345	30,484	30,484
Net loans and leases	875,315	888,242	889,245	909,228
Total financial assets	$1,185,267	$1,198,986	$1,102,272	$1,122,330
Financial liabilities:				
Deposits	$ 937,887	$ 938,523	$ 869,490	$ 871,679
Borrowed funds	144,826	147,446	154,939	157,344
Subordinated debt	22,500	22,580	15,000	15,000
Mortgage payable	2,062	2,232	—	—
Other liabilities	27,610	27,610	19,504	19,504
Total financial liabilities	$1,134,885	$1,138,391	$1,058,933	$1,063,527
Off-balance sheet contract or notional amount	$ 348,900	$ 348,900	$ 318,368	$ 318,368

14. Fair Value Measurement

FASB ASC 820, "Fair Value Measurement" establishes a fair value hierarchy based on the nature of data inputs for fair value determinations, under which the Corporation is required to value each asset using assumptions that market participants would utilize to value that asset. When the Corporation uses its own assumptions it is required to disclose additional information about the assumptions used and the effect of the measurement on earnings or the net change in assets for the period.

The value of the Corporation's available for sale investment securities, which generally includes state and municipal securities, U.S. government agencies and mortgage backed securities, are reported at fair value. These securities are valued by an independent third party. The third party's evaluations are based on market data. They utilize evaluated pricing models that vary by asset and incorporate available trade, bid and other market information. For securities that do not trade on a daily basis, their pricing applications apply available information such as benchmarking and matrix pricing. The market inputs normally sought in the evaluation of securities include benchmark yields, reported trades, broker/dealer quotes (only obtained from market makers or broker/dealers recognized as market participants), issuer spreads, two-sided markets, benchmark securities, bid, offers and reference data. For certain securities, additional inputs may be used or some market inputs may not be applicable. Inputs are prioritized differently on any given day based on market conditions.

U.S. Government agencies are evaluated and priced using multi-dimensional relational models and option adjusted spreads. State and municipal securities are evaluated on a series of matrices including reported trades and material event notices. Mortgage backed securities are evaluated using matrix correlation to treasury or floating index benchmarks, prepayment speeds, monthly payment information and other benchmarks. Other available for sale investments are evaluated using a broker-quote based application, including quotes from issuers.

The value of the investment portfolio is determined using three broad levels of inputs:

Level 1 – Quoted prices in active markets for identical securities;

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active and model derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 – Instruments whose significant value drivers are unobservable.

These levels are not necessarily an indication of the risks or liquidity associated with these investments. The following table summarizes the assets at December 31, 2009 that are recognized on the Corporation's balance sheet using fair value measurement determined based on the differing levels of input.

Fair Value of Assets Measured on a Recurring Basis for the year ended December 31, 2009:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Investments:				
Obligations of U.S. government & agencies	$ 85.1	$ —	$ 85.1	$ —
State & political subdivisions	25.0	—	25.0	—
Federal agency mortgage backed securities	50.9	—	50.9	—
Government agency mortgage backed securities	8.7	—	8.7	—
Bond – mutual funds	37.0	37.0	—	—
Other debt securities	1.5	—	1.5	—
Total assets measured on a recurring basis at fair value	$ 208.2	$ 37.0	$ 171.2	$ —

Assets Measured at Fair Value on a Non-recurring Basis at December 31, 2009:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Mortgage servicing rights (MSRs)	$ 4.1	$ —	$ 4.1	$ —
Impaired loans and leases	6.2	—	6.2	—
OREO and other repossessed property	1.0	—	1.0	—
Total assets measured at fair value on a non-recurring basis	$ 11.3	$ —	$ 11.3	$ —

Fair Value of Assets Measured on a Recurring Basis for the year ended December 31, 2008:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Investments:				
Obligations of U.S. government & agencies	11.2	—	11.2	—
State & political subdivisions	7.1	—	7.1	—
Federal agency mortgage backed securities	79.6	—	79.6	—
Corporate bonds	9.4	—	9.4	—
Other securities	1.0	—	1.0	—
Total assets measured on a recurring basis at fair value	$ 108.3	$ —	$ 108.3	$ —

Assets Measured at Fair Value on a Non-recurring Basis at December 31, 2008:

(dollars in millions)	Total	Level 1	Level 2	Level 3
Mortgage servicing rights (MSRs)	$ 2.2	$ —	$ 2.2	$ —
Impaired loans and leases	4.6	—	4.6	—
Total assets measured at fair value on a non-recurring basis	$ 6.8	$ —	$ 6.8	$ —

Other Real Estate Owned and Other Repossessed Property

Other real estate owned ("OREO") consists of properties acquired as a result of deed in-lieu-of foreclosure and foreclosures. Properties or other assets are classified as OREO and are reported at the lower of carrying value or fair value, less estimated costs to sell. Costs relating to the development or improvement of assets are capitalized, and costs relating to holding the property are charged to expense. The Corporation had $1.0 million in OREO assets at December 31, 2009.

15. 401(K) PLAN

The Corporation has a qualified defined contribution plan for all eligible employees under which the Corporation contributes $1.00 for each $1.00 that an employee contributes up to a maximum of 3.0% of the employee's base salary. The Corporation's expenses for the 401(K) Plan were $503 thousand, $457 thousand and $410 thousand in 2009, 2008 and 2007, respectively.

Effective April 1, 2008 an amendment was made to the 401(K) Plan to provide for a new class of immediately vested discretionary, non-matching employer contribution. The Corporation's expense for the non-matching discretionary contribution was $589 thousand in 2009 and $438 thousand in 2008.

16. PENSION AND POSTRETIREMENT BENEFIT PLANS

A. General Overview – The Corporation has three defined benefit pension plans, the qualified defined benefit plan ("QDBP") which covers all employees over age 20 1/2 who meet certain service requirements and two non-qualified defined benefit pension plans ("SERP") which are restricted to certain officers of the Corporation.

On February 12, 2008, the Corporation amended the QDBP to cease further accruals of benefits effective March 31, 2008, and amended the 401(K) Plan to provide non-matching employer contributions mentioned previously.

The existing SERP was restricted and frozen to certain officers of the Corporation and provided each participant the equivalent pension benefit on any compensation which exceeded the IRS limits and bonus deferrals made by eligible individuals.

Additionally, effective April 1, 2008, the Corporation added a new SERP which includes certain officers of the Corporation. This new SERP provides that each participant shall receive a pension benefit equal to what the QDBP would have provided at retirement, reduced by the actuarially equivalent value of the immediately vested discretionary, non-matching employer contribution to the 401(K) Plan made on his or her behalf and their respective QDBP benefit.

The Corporation also has a postretirement benefit plan ("PRBP") that covers certain retired employees and a group of current employees. The PRBP was closed to new participants in 1994. In 2007, the Corporation amended the PRBP to allow for settlement of obligations to certain current and retired employees. Certain retired participant obligations were settled in 2007 and current employee obligations were settled in 2008.

The following table provides information with respect to our QDBP, SERP, and PRBP, including benefit obligations and funded status, net periodic pension costs, plan assets, cash flows, amortization information and other accounting items.

B. Actuarial Assumptions:

	QDBP		SERP*		PRBP	
	2009	**2008**	**2009**	**2008**	**2009**	**2008**
Used to determine benefit obligations for the year ended December 31:						
Discount rate	**5.80%**	6.25%	**5.80%**	6.25%	**5.80%**	6.25%
Rate of increase for future compensation	**N/A**	N/A	**3.50%**	3.50%	**N/A**	N/A
Used to determine benefit cost for the year ended December 31:						
Discount rate	**5.80%**	6.25%	**5.80%**	6.25%	**5.80%**	6.25%
Rate of increase for future compensation	**0.00%**	0.00%	**3.50%**	3.50%	**N/A**	N/A
Expected long-term rate of return on plan assets	**7.50%**	8.50%	**N/A**	N/A	**N/A**	N/A
Cost trend rate assumed for next year	N/A	N/A	N/A	N/A	N/A	N/A
Rate to which the cost trend rate is assumed to decline	N/A	N/A	N/A	N/A	N/A	N/A
Year that the rate reaches the ultimate trend rate	N/A	N/A	N/A	N/A	2009	2008

C. Changes in Benefit Obligations and Plan Assets:

	QDBP		SERP*		PRBP	
(dollars in thousands)	**2009**	**2008**	**2009**	**2008**	**2009**	**2008**
Change in benefit obligations						
Benefit obligation at January 1	**$ 28,453**	$ 32,036	**$ 3,772**	$ 2,037	**$ 937**	$ 1,251
Service cost	**—**	336	**194**	89	**—**	—
Interest cost	**1,738**	1,701	**215**	197	**59**	64
Plan participants contribution	**—**	—	**—**	—	**24**	—
Amendments	**—**	(4,513)	**—**	1,530	**—**	—
Settlement	**—**	—	**—**	—	**—**	(258)
Actuarial (gain) loss	**1,708**	(6)	**295**	55	**95**	61
Benefits paid	**(1,359)**	(1,101)	**(137)**	(136)	**(185)**	(181)
Benefit obligation at December 31	**$ 30,540**	$ 28,453	**$ 4,339**	$ 3,772	**$ 930**	$ 937
Change in plan assets						
Fair value of plan assets at January 1	**$ 26,141**	$ 32,156	**$ —**	$ —	**$ —**	$ —
Actual return (loss) on plan assets	**3,963**	(6,914)	**—**	—	**—**	—
Employer contribution	**—**	2,000	**137**	136	**161**	439
Plan participants' contribution	**—**	—	**—**	—	**24**	—
Benefits paid	**(1,359)**	(1,101)	**(137)**	(136)	**(185)**	(181)
Settlement	**—**	—	**—**	—	**—**	(258)
Fair value of plan assets at December 31	**$ 28,745**	$ 26,141	**$ —**	$ —	**$ —**	$ —
Funded status at year end (plan assets less benefit obligations)	**$ (1,795)**	$ (2,312)	**$ (4,339)**	$ (3,772)	**$ (930)**	$ (937)
Amounts included in the consolidated balance sheet as other assets (liabilities) & accumulated other comprehensive income including the following:						
Prepaid benefit cost/(accrued liability)	**$ 7,915**	$ 8,693	**$ (2,320)**	$ (1,903)	**$ (434)**	$ (570)
Accumulated other comprehensive loss/(income)	**(9,710)**	(11,005)	**(2,019)**	(1,869)	**(496)**	(367)
Net amount recognized	**$ (1,795)**	$ (2,312)	**$ (4,339)**	$ (3,772)	**$ (930)**	$ (937)

* *Includes SERP I and SERP II which are combined for disclosure purposes.*

D. The following tables provide the components of net periodic pension costs for the years ended December 31:

QDBP Net Periodic Pension Cost

(dollars in thousands)	2009	2008	2007
Service cost	$ —	$ 337	$ 1,251
Interest cost	**1,738**	1,701	1,752
Expected return on plan assets	**(1,905)**	(2,586)	(2,547)
Amortization of prior service cost	—	16	81
Amortization of net actuarial (gain) loss	**945**	235	457
Curtailment	—	17	—
Net periodic pension cost	**$ 778**	$ (280)	$ 994

SERP Net Periodic Pension Cost

(dollars in thousands)	2009	2008	2007
Service cost	**$ 194**	$ 90	$ 60
Interest cost	**215**	197	114
Amortization of prior service cost	**120**	131	44
Amortization of net actuarial (gain) loss	**26**	—	26
Net periodic pension cost	**$ 555**	$ 418	$ 244

PRBP Net Periodic Pension Cost

(dollars in thousands)	2009	2008	2007
Service cost	**$ —**	$ —	$ 5
Interest cost	**59**	64	84
Settlement	**N/A**	153	123
Amortization of transition obligation (asset)	**26**	26	26
Amortization of prior service cost	**(138)**	(202)	(202)
Amortization of net actuarial (gain) loss	**77**	55	89
Net periodic pension cost	**$ 24**	$ 96	$ 125

E. Plan Assets:

	Target Asset Allocation	Percentage of QDBP Plan Assets at December 31	
		2009	2008
Asset Category			
Equity securities*	**50% - 65%**	**60%**	51%
Debt securities	**30% - 45%**	**40%**	36%
Cash reserves	**1% - 5%**	**—**	13%
Total		**100%**	100%

* *Includes Bryn Mawr Bank Corporation common stock in the amount of $475 thousand or 1.7% and $633 thousand or 2% at December 31, 2009 and 2008, respectively.*

The expected rate of return on plan assets in the QDBP was selected by the Corporation after consultation with its actuary, and is based in part on long term historical rates of return and various actuarial assumptions. The discount rate was also selected by the Corporation after consultation with its actuary, and is based in part upon the current yield of a basket of long term investment grade securities.

The investment strategy of the QDBP is to maintain the investment ranges listed above. The target ranges are to be periodically reviewed based on the prevailing market conditions. Any modification to the current investment strategy must be ratified by the Executive Committee of the Corporation's Board of Directors. The QDBP is allowed to retain approximately 2.5% of Bryn Mawr Bank Corporation common stock.

The Corporation's overall investment strategy is to achieve a mix of approximately 60% investments for long-term growth and 40% for production of current income. The target allocations for the plan are 60% equity securities comprised of a number of mutual funds managed with differing objections and styles. The plan also holds shares of the Corporation's common stock. Fixed income obligations include corporate obligations, U.S. Treasury and Agency securities, along with fixed income mutual funds.

The following table summarizes the assets of the Pension Plan at December 31, 2009 determined by using three broad levels of inputs. See Note 14 for description of levels.

The fair value of the pension assets measured on a recurring basis as of December 31, 2009:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Obligations of U.S. Treasury	$ 1,099	$ —	$ 1,099	$ —
Obligations of U.S. Government and agencies	3,439	—	3,439	—
Corporate bonds	355	—	355	—
Common stocks	475	475	—	—
Equity – mutual funds	16,866	16,866	—	—
Bond – mutual funds	6,287	6,287	—	—
Money market – mutual funds	224	224	—	—
Total assets measured on a recurring basis at fair value	$ 28,745	$ 23,852	$ 4,893	$ —

The fair value of the pension assets measured on a recurring basis as of December 31, 2008:

(dollars in thousands)	Total	Level 1	Level 2	Level 3
Obligations of U.S. Treasury	$ 1,142	$ —	$ 1,142	$ —
Obligations of U.S. Government and agencies	922	—	922	—
Corporate bonds	339	—	339	—
Common stocks	1,900	1,900	—	—
Equity – mutual funds	1,264	1,264	—	—
Common trust funds	17,059	—	17,059	—
Money market – mutual funds	3,515	3,515	—	—
Total assets measured on a recurring basis at fair value	$ 26,141	$ 6,679	$ 19,462	$ —

F. Cash Flows

The following benefit payments, which reflect expected future services, are expected to be paid over the next ten years:

(dollars in thousands)	QDBP	SERP	PRBP
Fiscal year ending			
2010	$ 1,549	$ 137	$ 152
2011	1,616	137	138
2012	1,653	136	125
2013	1,713	136	112
2014	1,812	177	101
2015-2019	$10,024	$ 1,241	$ 354

G. Other Pension and Post Retirement Benefit Information

In 2005, the Corporation capped the maximum payment under the PRBP at 120% of the 2005 benefit. The cost is at the cap in 2009. The long term impact of the cap will be to make the cost trend rate assumed for 2009 immaterial.

H. Expected Contribution to be Paid in the Next Fiscal Year

Based on the status of the Corporation's QDBP at December 31, 2009 no minimum funding requirement is anticipated for 2010. The 2010 expected contribution for the SERP is $137 thousand.

17. INCOME TAXES

A. The components of the net deferred tax asset (liabilities) as of December 31 are as follows:

(dollars in thousands)	2009	2008
Deferred tax assets:		
Loan and lease loss reserve	**$ 3,648**	$ 3,616
Other reserves	**711**	393
Defined benefit plans	**5,243**	5,500
Total deferred tax assets	**9,602**	9,509
Deferred tax liabilities:		
Other reserves	**98**	113
QDBP	**(2,770)**	(3,043)
Originated mortgage servicing rights	**(1,421)**	(772)
Unrealized appreciation on investment securities	**(518)**	(329)
Total deferred tax liability	**(4,611)**	(4,031)
Total net deferred tax assets	**$ 4,991**	$ 5,478

Not included in the table above are deferred tax assets related to state tax net operating losses related to our leasing subsidiary of approximately $160 thousand as of December 31, 2009, for which we have recorded a full valuation allowance. Other than this, there were no valuation allowances against our deferred tax assets as the Corporation believes that it is more likely than not that such assets will be realizable.

B. The provision for income taxes consists of the following:

(dollars in thousands)	2009	2008	2007
Currently payable	**$5,443**	$4,413	$6,491
Deferred	**57**	600	82
Total	**$5,500**	$5,013	$6,573

C. Applicable income taxes differed from the amount derived by applying the statutory federal tax rate to income as follows:

(dollars in thousands)	2009	Tax Rate	2008	Tax Rate	2007	Tax Rate
Computed tax expense at statutory federal rate	**$5,543**	**35.0%**	$5,018	35.0%	$7,060	35.0%
Tax-exempt income	**(300)**	**(1.9)%**	(270)	(1.9)%	(412)	(2.0)%
Other, net	**257**	**1.6%**	265	1.9%	(75)	(0.4)%
Total income tax expense	**$5,500**	**34.7%**	$5,013	35.0%	$6,573	32.6%

D. Other Income Tax Information

The Corporation adopted the provisions of ASC 740, Accounting for Uncertainty in Income Taxes" on January 1, 2007. As required by ASC 740, which clarifies previous FASB guidance, the Corporation recognizes the financial statement benefit of a tax position only after determining that the Corporation would more likely than not sustain the position following an examination. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon settlement with the relevant tax authority. The Corporation applied these criteria to tax positions for which the statute of limitations remained open. There were no adjustments to retained earnings for unrecognized tax benefits as a result of the implementation of ASC 740.

There were no identified future tax liabilities accrued during 2009, 2008 or 2007.

The Corporation is subject to income taxes in the U.S. federal jurisdiction, and in multiple state jurisdictions. The Corporation is no longer subject to U.S. federal income tax examination by tax authorities for the years before 2007. The Corporation recently closed and settled with the Internal Revenue Service an examination of the 2007 tax year. Resolution of the examination did not have any material impact to the financial position of the Corporation

The Corporation's policy is to record interest and penalties on uncertain tax positions as income tax expense. No interest or penalties were accrued in 2009.

18. STOCK OPTION PLAN:

A. General Information

The Corporation permits the issuance of stock options, dividend equivalents, performance awards, stock appreciation rights, restricted stock and/or restricted stock units to employees and directors of the Corporation under several plans. The terms and conditions of awards under the plans are determined by the Corporation's Compensation Committee.

On April 25, 2007, the Shareholders approved the Corporation's "2007 Long-Term Incentive Plan" ("LTIP") under which a total of 428,996 shares of the Corporation's common stock were made available for award grants under the LTIP. As of December 31, 2007, a total of 300,496 shares were available for grant. In 2008, a total of 130,514 grants were awarded as non-qualified stock options under the LTIP and will vest over a five year period from the date of grant. In 2009 a total of 158,993 grants were awarded as nonqualified stock options under the LTIP and will vest over a 5 year period. Additionally, 10,189 grants were awarded from prior plans and will vest over a five year period from the date of grant. As of December 31, 2009, there are no shares available for grant under the prior plan. The total options available for grant remaining are 38,489 shares. The exercise price for stock options issued under the LTIP is the closing price for the stock on the day preceding the date of the grant. The price for options issued under the prior plan is set at the last sale price for the stock on the day preceding the date of the grant. The Corporation's practice is to issue option related shares from authorized but unissued shares or treasury.

B. Grant data is in the tables below.

	Shares Under Option	Available for Option	Price Per Share	Weighted Average Exercise Price
Balance at December 31, 2006	789,900	14,189	$8.45 – $23.67	$ 17.66
Options authorized	—	428,996		
Options granted	132,500	(132,500)	$22.00 – $23.77	22.05
Options exercised	(61,150)	—	—	15.03
Options forfeited	(500)	500	—	—
Balance at December 31, 2007	860,750	311,185	$10.50 – $23.77	$ 18.52
Options authorized	—	—	—	—
Options granted	130,514	(130,514)	$24.27	24.27
Options exercised	(79,450)	—	$10.50 – $21.21	14.22
Options expired	(8,750)	8,750	$18.91 – $21.21	20.95
Options forfeited	(1,250)	1,250	$22.00 – $22.00	22.00
Balance at December 31, 2008	901,814	190,671	$10.50 - $24.27	$ 19.70
Options granted	169,182	(169,182)	$18.27	18.27
Options exercised	(40,600)	—	$10.50 - $17.35	12.68
Options expired	(17,000)	17,000	$17.85 - $22.00	19.45
Options forfeited	—	—	—	—
Balance at December 31, 2009	**1,013,396**	**38,489**	**$10.50 - $24.27**	**$ 19.75**

C. Information pertaining to options outstanding at December 31, 2009 is as follows:

Price Range of Shares Under Option at December 31, 2009					
Shares Under Option	Price Per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
16,200	$10.50 – $10.75	0.4	$10.62	16,200	$10.62
64,000	$12.45 – $15.15	1.4	$13.72	64,000	$13.72
445,882	$16.25 – $18.91	6.3	$18.32	276,700	$18.35
487,314	$19.11 – $24.27	6.9	$22.16	306,420	$21.47
1,013,396	**$10.50 – $24.27**	**6.1**	**$19.75**	**663,320**	**$19.15**

D. Shares exercisable and weighted average exercise price at December 31:

	2009	2008	2007
Shares exercisable	**663,320**	664,642	721,166
Weighted average exercise price	**$19.15**	$18.43	$17.83

E. Fair Value of Options Granted

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants issued during:

	2009	2008	2007
Expected dividend yield	**3.1%**	2.3%	2.4% – 2.0%
Expected volatility of Corporations' stock	**29.4%**	21.9%	20.0 – 23.9%
Risk-free interest rate	**3.2%**	3.4%	4.4 – 5.0%
Expected life in years	**7.0**	7.0	6.9 – 7.0
Weighted average fair value of options granted	**$4.42**	$5.27	$4.90 – $6.82

The expected dividend yield is based on the company's annual dividend amount as a percentage of the average stock price at the time of the grant. Expected volatility of the Corporation's stock is based on the historic volatility of the Corporation's stock price. The risk free interest rate is based on a yield curve of the U.S. Treasury rates ranging from one month to ten years and a period commensurate with the expected life of the option.

F. Other Plan Information – The following table provides information about options outstanding for the twelve months ended December 31:

	2009			2008			2007		
	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value	Shares	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value
Options outstanding, beginning of period	**901,814**	**$ 19.70**	**$4.31**	860,750	$ 18.52	$4.04	789,900	$ 17.66	$3.81
Granted	**169,182**	**18.27**	**4.42**	130,514	24.27	5.27	132,500	22.05	4.96
Forfeited	**—**	**—**	**—**	(1,250)	22.00	4.90	(500)	22.00	4.90
Expired	**(17,000)**	**19.45**	**4.23**	(8,750)	20.95	4.77	—	—	—
Exercised	**(40,600)**	**12.68**	**2.45**	(79,450)	14.22	2.87	(61,150)	15.03	3.11
Options outstanding, end of period	**1,013,396**	**$ 19.75**	**$4.41**	901,814	$ 19.70	$4.31	860,750	$ 18.52	$4.04

The following table provides information about unvested options for the twelve months ended December 31:

	2009		2008		2007	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Unvested options, beginning of period	**237,172**	**$5.15**	139,584	$5.04	11,375	$6.44
Granted	**169,182**	**4.42**	130,514	5.27	132,500	4.96
Vested	**(56,278)**	**5.22**	(31,676)	5.17	(3,791)	6.44
Forfeited	**—**	**—**	(1,250)	4.90	(500)	4.90
Unvested options, end of period	**350,076**	**$4.78**	237,172	$5.15	139,584	$5.04

Proceeds, related tax benefits realized from options exercised and intrinsic value of options exercised were as follows:

(dollars in thousands)	2009	2008	2007
Proceeds from strike price of value of options exercised	**$514**	$1,130	$ 918
Related tax benefit recognized	**66**	185	182
Proceeds of options exercised	**$580**	$1,315	$1,100
Intrinsic value of options exercised	**$690**	$ 529	$ 520

The following table provides information about options outstanding and exercisable options at December 31:

	2009		2008		2007	
	Options Outstanding	Exercisable Options	Options Outstanding	Exercisable Options	Options Outstanding	Exercisable Options
Number	**1,013,396**	**663,320**	901,814	664,642	860,750	721,166
Weighted average exercise price	**$19.75**	**$19.15**	$19.70	$18.43	$18.52	$17.83
Aggregate intrinsic value	**$167,536**	**$167,536**	$1,449,701	$1,449,701	$3,981,430	$3,831,493
Weighted average contractual term	**6.1**	**4.6**	6.0	4.9	6.1	5.4

The unamortized stock based compensation expense at December 31, 2009 was $1.4 million which will be recognized over the next 45 months.

19. Earnings Per Share

The calculation of basic earnings per share and diluted earnings per share is presented below:

(dollars in thousands, except per share data)	Year Ended December 31, 2009	2008	2007
Numerator - Net income available to common shareholders	**$ 10,337**	$ 9,325	$ 13,600
Denominator for basic earnings per share – Weighted average shares outstanding	**8,732,004**	8,566,938	8,539,904
Effect of dilutive potential common shares	**16,719**	34,233	93,638
Denominator for diluted earnings per share – Adjusted weighted average shares outstanding	**8,748,723**	8,601,171	8,633,542
Basic earnings per share	**$ 1.18**	$ 1.09	$ 1.59
Diluted earnings per share	**$ 1.18**	$ 1.08	$ 1.58
Antidulitive shares excluded from computation of average dilutive earnings per share	**806,396**	321,812	58,946

All weighted average shares, actual shares and per share information in the financial statements have been adjusted retroactively for the effect of stock dividends and splits. See Note 1-P – Summary of Significant Accounting Policies: Earnings Per Common Share for a discussion on the calculation of earnings per share.

20. Other Operating Income

Components of other operating income for the years ended December 31 include:

(dollars in thousands)	2009	2008	2007
Cash management	**$ 306**	$ 679	$ 689
Other	**708**	308	337
Insurance commissions	**394**	365	337
Safe deposit rental income	**334**	318	328
Other investment income	**67**	476	271
Interest rate floor income	—	268	155
Rent	**222**	179	126
Gain on sale of OREO	**6**	—	110
Title insurance	**355**	52	65
Gain on trading investment	**255**	—	—
Commissions and fees	**372**	340	275
Other operating income	**$ 3,019**	$ 2,985	$ 2,693

21. Other Operating Expense

Components of other operating expense for the years ended December 31 include:

(dollars in thousands)	2009	2008	2007
Other	**$ 1,925**	$ 1,750	$ 1,632
Temporary help & recruiting	**377**	430	561
Loan processing and closing	**1,046**	568	510
Computer processing	**508**	525	504
Other taxes	**650**	587	500
Travel and entertainment	**323**	400	388
Postage	**351**	350	342
Director fees	**312**	333	339
Telephone	**371**	342	291
Stationary & supplies	**276**	272	248
Other operating expense	**$ 6,139**	$ 5,557	$ 5,315

22. Related Party Transactions

In the ordinary course of business, the Bank granted loans to principal officers, directors and their affiliates. Loan activity during 2009 and 2008 was as follows:

Following is a summary of these transactions:

(dollars in thousands)	2009	2008
Balance, January 1	**$ 3,600**	$11,754
Additions	**1,004**	263
Amounts collected	**(132)**	(8,417)
Balance, December 31	**$ 4,472**	$ 3,600

Related party deposits amounted to $728 thousand and $442 thousand at December 31, 2009 and 2008, respectively.

23. Financial Instruments with Off-Balance Sheet Risk Contingencies and Concentration of Credit Risk

Off-Balance Sheet Risk

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The contractual amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument of commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Some of the commitments are expected to expire without being drawn upon, and the total commitment amounts do not necessarily represent future cash requirements. Total commitments to extend credit at December 31, 2009 were $334.0 million. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on a credit evaluation of the counterparty. Collateral varies but may include accounts receivable, marketable securities, inventory, property, plant and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to a customer for a third party. Such standby letters of credits are issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is similar to that involved in extending loan facilities to customers. The collateral varies, but may include accounts receivable, marketable securities, inventory, property, plant and equipment, and residential real estate for those commitments for which collateral is deemed necessary. The Corporation's obligation under standby letters of credit as of December 31, 2009 amounted to $18.4 million. There were no outstanding bankers' acceptances as of December 31, 2009.

Contingencies

The Corporation is periodically subject to various pending and threatened legal actions, which involve claims for monetary relief. Based upon information presently available to the Corporation, it is the Corporation's opinion that any legal and financial responsibility arising from such claims will not have a material adverse effect on the Corporation's results of operations.

Concentrations of Credit Risk

The Corporation has a material portion of its loans in real estate related loans. A predominant percentage of the Corporation's real estate exposure, both commercial and residential, is in the Corporation's primary trade area which includes portions of Delaware, Chester, Montgomery and Philadelphia counties in Southeastern Pennsylvania. The Corporation is aware of this concentration and attempts to mitigate this risk to the extent possible in many ways, including the underwriting and assessment of borrower's capacity to repay. See Note 4 – Loans and Leases for additional information.

At December 31, 2009, the total first lien interest only residential loans of $49.5 million included $43.6 million of adjustable rate loans that convert to principal and interest payments between five and ten years after inception and $5.9 million of fixed rate loans that continue as interest only loans until reaching maturity. At December 31, 2009, the balance sheet also included $528 thousand one to four family residential loans secured by junior lien positions that are interest only loans. These fixed rate loans will remain as interest only loans until maturity.

As of December 31, 2009, the Corporation had no loans sold with recourse outstanding.

24. Dividend Restrictions

The Bank is subject to the Pennsylvania Banking Code of 1965 (the "Code"), as amended, and is restricted in the amount of dividends that can be paid to its shareholder, the Corporation. The Code restricts the payment of dividends by the Bank to the amount of its net income during the current calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the Board of Governors of the Federal Reserve System. The total was $15.6 million as of December 31, 2009. However, the amount of dividends paid by the Bank cannot reduce capital levels below levels that would cause the Bank to be less than adequately capitalized as detailed in Note 25 – Regulatory Capital Requirements.

25. Regulatory Capital Requirements

A. General Regulatory Capital Information

Both the Corporation and the Bank are subject to various regulatory capital requirements, administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if taken, could have a direct material effect on the Corporation's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

B. Private Transactions in Securities

In April 2009, the Bank raised $7.5 million in subordinated debt which qualified as Tier II capital. This subordinated debt bears interest at a rate per annum equal to the ninety day LIBOR rate plus 5.75% and is adjusted quarterly. Interest is payable quarterly and principal is due on June 15, 2019. The rate of interest is capped at 10.0% per annum during the first five years of the term.

In April 2009, in accordance with and reliance on the exemption provided by Section 4(2) of the Securities Act of 1933, as amended (the "Securities Act"), the Corporation also sold 150,061 shares of its common stock, par value $1.00 per share ("Shares"), in a private placement of securities to a purchaser which qualifies as an accredited investor under Rule 501(a) of Regulation D under the Securities Act. The purchase price per Share was equal to the average closing price of shares of the Corporation's common stock on NASDAQ Global Markets for the thirty trading days ending on April 16, 2009, which equaled $16.66 per Share. The aggregate purchase price for the Shares sold was $2.5 million. The Corporation did not pay any underwriting discounts or commissions and did not pay any brokerage fees in connection with the sale of the Shares. The Shares sold constituted 1.7% of the outstanding shares of the Corporation's common stock, as determined immediately after the closing of the sale.

C. S-3 Shelf Registration Statement and Dividend Reinvestment and Stock Purchase Plan

On June 17, 2009, the SEC declared effective a shelf registration statement on Form S-3/A ("Shelf Registration Statement") filed by the Corporation on June 15, 2009. The Shelf Registration Statement is intended to allow the Corporation to raise additional capital through offers and sales of registered securities consisting of common stock, warrants to purchase common stock, stock purchase contracts or units consisting of any combination of the foregoing securities. Using the prospectus in the Shelf Registration Statement, together with applicable prospectus supplements, the Corporation may sell, from time to time, in one or more offerings, any amount of such securities in a dollar amount up to $90,000,000 in the aggregate. The Corporation also registered for resale in the Shelf Registration Statement the Shares issued in the private placement of securities discussed in the preceding paragraph.

On July 20, 2009, the Corporation filed with the Securities and Exchange Commission a prospectus supplement pursuant to Section 424(b)(2) of the Securities Act ("Prospectus Supplement") in order to take securities down from the Shelf Registration Statement in connection with a newly established Dividend Reinvestment and Stock Purchase Plan (the "Plan"). The Plan may grant a request for waiver ("RFW") above the Plan maximum investment of $120 thousand per account per year. A RFW is granted on a variety of factors, which may include: the Corporation's current and projected capital needs, prevailing market prices of the Corporation's common stock and general economic and market conditions. The Plan is intended to allow both existing shareholders and new investors to easily and conveniently increase their investment in the Corporation without incurring many of the fees and commissions normally associated with brokerage transactions. As of December 31, 2009 the Corporation had 81,641 shares registered within the DRIP and raised $1.2 million in capital through the RFW.

D. Regulatory Capital Ratios

As set forth in the following table, quantitative measures have been established to ensure capital adequacy ratios required of both the Corporation and Bank. Both the Corporation's and the Bank's Tier II capital ratios are calculated by adding back a portion of the loan loss reserve to the Tier I capital. The Corporation believes that as of December 31, 2009 and 2008, the Corporation and the Bank had met all capital adequacy requirements to which they were subject. Federal banking regulators have defined specific capital categories, and categories range from a best of "well capitalized" to a worst of "critically under capitalized." Both the Corporation and the Bank were classified as "well capitalized" as of December 31, 2009 and 2008.

See Note 16 – Pension and Postretirement Benefit Plans for certain information relating to the accumulated other comprehensive income that is a reduction to capital and related regulatory capital impact.

The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2009 and 2008 are presented in the following table:

(dollars in thousands)	Actual		Minimum to be Well Capitalized	
	Amount	**Ratio**	**Amount**	**Ratio**
December 31, 2009				
Total (Tier II) Capital to Risk Weighted Assets:				
Corporation	**$ 132,226**	**12.53%**	**$ 105,533**	**10%**
Bank	**128,185**	**12.20%**	**105,092**	**10%**
Tier I Capital to Risk Weighted Assets:				
Corporation	**99,277**	**9.41%**	**63,320**	**6%**
Bank	**95,236**	**9.06%**	**63,055**	**6%**
Tier I Capital to Quarterly Average Assets:				
Corporation	**99,277**	**8.35%**	**59,478**	**5%**
Bank	**95,236**	**8.03%**	**59,327**	**5%**
December 31, 2008				
Total (Tier II) Capital to Risk Weighted Assets:				
Corporation	$ 115,367	11.29%	$ 102,171	10%
Bank	111,739	10.98%	101,742	10%
Tier I Capital to Risk Weighted Assets:				
Corporation	90,035	8.81%	61,303	6%
Bank	86,407	8.49%	61,045	6%
Tier I Capital to Quarterly Average Assets:				
Corporation	90,035	8.03%	56,086	5%
Bank	86,407	7.70%	56,116	5%

26. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

(dollars in thousands, except per share data)	Quarters Ending 2009 3/31	6/30	9/30	12/31
Interest income	$ 14,293	$ 14,222	$ 14,186	$ 14,191
Interest expense	4,667	4,310	3,856	3,266
Net interest income	9,626	9,912	10,330	10,925
Provision for loan and lease losses	1,591	1,686	2,305	1,302
Income before income taxes	4,052	3,740	3,979	4,066
Tax expense	1,420	1,291	1,360	1,429
Net income.	$ 2,632	$ 2,449	$ 2,619	$ 2,637
Basic earnings per common share	$ 0.31	$ 0.28	$ 0.30	$ 0.30
Diluted earnings per common share	$ 0.31	$ 0.28	$ 0.30	$ 0.30
Dividend declared	$ 0.14	$ 0.14	$ 0.14	$ 0.14

(dollars in thousands, except per share data)	Quarters Ending 2008 03/31	6/30	9/30	12/31
Interest income	$ 14,062	$ 14,232	$ 14,802	$ 14,838
Interest expense	5,454	4,929	5,106	5,307
Net interest income	8,608	9,303	9,696	9,531
Provision for loan losses	854	781	1,063	2,898
Income before income taxes	4,305	4,751	3,830	1,452
Tax expense	1,407	1,586	1,575	445
Net income	$ 2,898	$ 3,165	$ 2,255	$ 1,007
Basic earnings per common share	$ 0.34	$ 0.37	$ 0.26	$ 0.12
Diluted earnings per common share	$ 0.34	$ 0.37	$ 0.26	$ 0.12
Dividend declared	$ 0.13	$ 0.13	$ 0.14	$ 0.14

27. CONDENSED FINANCIAL STATEMENTS

The condensed balance sheet of the Corporation (parent company only) as of December 31, 2009 and 2008 is as follows:

A. Condensed Balance Sheets

(dollars in thousands)	2009	2008
Assets:		
Cash	**$ 3,676**	$ 57
Investments in subsidiaries, at equity in net assets	**100,103**	89,132
Premises and equipment, net	**2,975**	3,074
Other assets	**1,311**	1,111
Total assets	**$108,065**	$ 93,374
Liabilities and shareholders' equity:		
Borrowings – mortgage payable	**$ 2,062**	$ —
Accrued taxes payable	**19**	37
Other liabilities	**2,048**	924
Total liabilities	**$ 4,129**	$ 961
Common stock, par value $1, authorized 100,000,000 issued 11,786,084 shares and 11,513,782 shares as of December 31, 2009 and 2008, respectively and outstanding 8,866,420 shares and 8,592,259 shares as of December 31, 2009 and 2008, respectively	**$ 11,786**	$ 11,514
Paid-in capital in excess of par value	**17,705**	12,983
Accumulated other comprehensive income, net of deferred income taxes	**(6,913)**	(7,995)
Retained earnings	**111,290**	105,845
Less common stock in treasury, at cost - 2,919,664 shares and 2,921,523 shares as of December 31, 2009 and 2008	**(29,932)**	(29,934)
Total shareholders' equity	**$103,936**	$ 92,413
Total liabilities and shareholders' equity	**$108,065**	$ 93,374

The condensed income statement of the Corporation (parent company only) as of December 31 is as follows:

B. Condensed Statements of Income

(dollars in thousands)	2009	2008	2007
Dividends from The Bryn Mawr Trust Company	**$ 1,204**	$ 4,625	$ 4,269
Interest and other income	**1,012**	933	732
Total operating income	**2,216**	5,558	5,001
Expenses	**918**	831	682
Income before equity in undistributed income of subsidiaries	**1,298**	4,727	4,319
Equity in undistributed income of subsidiaries	**9,071**	4,632	9,298
Income before income taxes	**10,369**	9,359	13,617
Federal income tax (expense) benefit	**(32)**	(34)	(17)
State income tax	**—**	—	—
Net income	**$ 10,337**	$ 9,325	$ 13,600

The condensed statement of cash flows (parent company only) as of December 31 is as follows:

C. Condensed Statements of Cash Flows

(dollars in thousands)	2009	2008	2007
Operating activities:			
Net Income	**$ 10,337**	$ 9,325	$ 13,600
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	**(9,071)**	4,632	(9,298)
Depreciation and amortization	**98**	98	98
Other, net	**227**	(2,126)	83
Net cash provided by operating activities	**1,591**	11,929	4,483
Investing Activities:			
Investment in Subsidiaries	**660**	(10,632)	21
Net cash provided (used) by investing activities	**660**	(10,632)	21
Financing activities:			
Dividends paid	**(4,892)**	(4,625)	(4,269)
Mortgage payable	**2,062**	—	—
Repurchase of treasury stock	**(42)**	(361)	(2,420)
Proceeds from issuance of common stock	**3,660**	—	—
Tax benefit on exercise of stock option	**66**	185	182
Proceeds from exercise of stock options	**514**	1,230	918
Net cash provided (used) by financing activities	**1,368**	(3,571)	(5,589)
Change in cash and cash equivalents	**3,619**	(2,274)	(1,085)
Cash and cash equivalents at beginning of year	**57**	2,331	3,416
Cash and cash equivalents at end of year	**$ 3,676**	$ 57	$ 2,331

These statements should be read in conjunction with the Notes to the Consolidated Financial Statements.

28. SEGMENT INFORMATION

FASB Codification 280 – "Segment Reporting" identifies operating segments as components of an enterprise which are evaluated regularly by the Corporation's Chief Executive Officer, our Chief Operating Decision Maker, in deciding how to allocate resources and assess performance. The Corporation has applied the aggregation criterion set forth in this Codification to the results of its operations.

The Corporation's Banking segment consists of commercial and retail banking. The Banking segment is evaluated as a single strategic unit which generates revenues from a variety of products and services. The Banking segment generates interest income from its lending (including leases) and investing activities and is dependent on the gathering of lower cost deposits from its branch network or borrowed funds from other sources for funding its loans, resulting in the generation of net interest income. The Banking segment also derives revenues from other sources including service charges on deposit accounts; cash sweep fees, overdraft fees, BOLI income and interchange revenue associated with its Visa Check Card offering.

The Wealth Management segment has responsibility for a number of activities within the Corporation, including trust administration, other related fiduciary services, custody, investment management and advisory services, employee benefits and IRA administration, estate settlement, tax services and brokerage. Lau Associates is included in the Wealth Management Segment of the Corporation since it has similar economic characteristics, products and services to those of the Wealth Management Segment of the Corporation.

The Mortgage Banking segment includes the origination of residential mortgage loans and the sale and servicing of such loans to the secondary mortgage market. This segment also includes the Corporation's title insurance and joint mortgage origination activity with a real estate brokerage organization.

The "All Other" segment includes activities and expenses that do not fit into the other three segments including general corporate activities such as shareholder relations costs, NASDAQ fees and the annual meeting of shareholders. This segment also includes revenues and expenses from the Corporation's insurance agency activities and interest income from notes receivable which ceased in 2006.

The accounting policies of the Corporation are applied by segment in the following tables. The segments are presented on a pre-tax basis which is the way the Corporation evaluates business results.

The Banking, Wealth Management and Mortgage Banking segments consolidate and roll-up through the Bank.

Segment information for the years ended December 31:

2009

(dollars in thousands)	Banking	Wealth Management	Mortgage Banking	All Other	Consolidated
Net interest income	$ 40,834	$ 12	$ 28	$ (81)	$ 40,793
Less loan loss provision	6,884	—	—	—	6,884
Net interest income after loan loss provision	33,950	12	28	(81)	33,909
Other income:					
Fees for wealth management services	—	14,178	—	—	14,178
Service charges on deposit accounts	1,951	—	—	—	1,951
Loan servicing and other fees	217	—	1,170	—	1,387
Net gain on sale of loans	—	—	6,012	—	6,012
Net gain on sale of real estate	—	—	—	—	—
Other operating income	4,306	55	411	170	4,942
Total other income	6,474	14,233	7,593	170	28,470
Other expenses:					
Salaries & wages	12,774	6,697	2,184	620	22,275
Employee benefits	4,113	1,454	85	(74)	5,578
Occupancy & equipment	5,200	848	197	(201)	6,044
Other operating expenses	10,179	1,547	1,435	(516)	12,645
Total other expenses	32,266	10,546	3,901	(171)	46,542
Segment profit (loss)	8,159	3,699	3,720	259	15,837
Intersegment (revenues) expenses*	885	187	40	(1,112)	—
Pre-tax segment profit after eliminations	$ 9,044	$ 3,886	$ 3,760	$ (853)	$ 15,837
% of segment (loss) pre-tax profit (loss) after eliminations	57.1%	24.5%	23.7%	(5.3)%	100.0%
Segment assets (in millions)	$1,216.9	$ 12.9	$ 4.8	$ 4.2	$ 1,238.8

2008

(dollars in thousands)	Banking	Wealth Management	Mortgage Banking	All Other	Consolidated
Net interest income	$ 37,069	$ —	$ 57	$ 12	$ 37,138
Less loan loss provision	5,596	—	—	—	5,596
Net interest income after loan loss provision	31,473	—	57	12	31,542
Other income:					
Fees for wealth management services	—	13,842	—	—	13,842
Service charges on deposit accounts	1,685	—	—	—	1,685
Loan servicing and other fees	259	—	935	—	1,194
Net gain on sale of loans	—	—	1,275	—	1,275
Net gain on sale of real estate	—	—	—	—	—
Other operating income	3,137	13	150	176	3,476
Total other income	5,081	13,855	2,360	176	21,472
Other expenses:					
Salaries & wages	12,156	5,439	864	530	18,989
Employee benefits	2,918	1,080	118	56	4,172
Occupancy & equipment	4,791	625	251	(178)	5,489
Other operating expenses	7,595	1,417	1,422	(408)	10,026
Total other expenses	27,460	8,561	2,655	—	38,676
Segment profit (loss)	9,094	5,294	(238)	188	14,338
Intersegment (revenues) expenses*	818	181	40	(1,039)	—
Pre-tax segment profit after eliminations	$ 9,912	$ 5,475	$ (198)	$ (851)	$ 14,338
% of segment (loss) pre-tax profit (loss) after eliminations	69.1%	38.2%	(1.4)%	(5.9)%	100%
Segment assets (in millions)	$1,132.8	$ 11.5	$ 2.9	$ 4.1	$ 1,151.3

2007

(dollars in thousands)	Banking	Wealth Management	Mortgage Banking	All Other	Consolidated
Net interest income	$ 34,155	$ —	$ 79	$ 8	$ 34,242
Less loan loss provision	891	—	—	—	891
Net interest income after loan loss provision	33,264	—	79	8	33,351
Other income:					
Fees for wealth management services	—	13,502	—	—	13,502
Service charges on deposit accounts	1,464	—	—	—	1,464
Loan servicing and other fees	137	—	978	—	1,115
Net gain on sale of loans	—	—	1,250	—	1,250
Net gain on sale of real estate	1,333	—	—	—	1,333
Other operating income	2,671	—	256	190	3,117
Total other income	5,605	13,502	2,484	190	21,781
Other expenses:					
Salaries & wages	11,242	4,576	1,003	295	17,116
Employee benefits	3,515	843	148	42	4,548
Occupancy & equipment	4,380	551	173	(164)	4,940
Other operating expenses	6,749	1,049	724	(167)	8,355
Total other expenses	25,886	7,019	2,048	6	34,959
Segment profit (loss)	12,983	6,483	515	192	20,173
Intersegment (revenues) expenses*	618	181	40	(839)	—
Pre-tax segment profit after eliminations	$ 13,601	$ 6,664	$ 555	$ (647)	$ 20,173
% of segment (loss) pre-tax profit (loss) after eliminations	67.4%	33.0%	2.8%	(3.2)%	100
Segment assets (in millions)	$ 993.7	$ 0.7	$ 3.6	$ 4.1	$ 1,002.1

* *Intersegment revenues consist of rental payments, insurance commissions and management fees.*

Other Segment Data

	2009	2008	2007
Wealth Management Segment:			
(dollars in millions)			
Assets Under Management and Administration and Brokerage Assets	$ **2,871.2**	$ 2,146.4	$ 2,277.1
Mortgage Banking Segment:			
(dollars in thousands)			
Mortgage Loans Serviced for Others	$ **514,875**	$ 350,199	$ 357,363
Mortgage Servicing Rights	$ **4,059**	$ 2,205	$ 2,820

29. SUBSEQUENT EVENTS

A. Amendment to the Corporation's 2001 and 2004 Stock Option Plans

In January 2010, the Compensation Committee of the Corporation's Board of Directors amended the 2001 and 2004 Corporation's stock option plans. The period for exercising options in the event of death, disability or retirement was extended to five years from the date of such event.

B. FKF Vote

On March 2, 2010, First Keystone held a shareholder vote to approve the Transaction. There were 2,432,998 shares of First Keystone common stock eligible to be voted at the meeting and 1,984,657 shares represented in person or by proxy. The shareholders approved the Transaction with more than 81% of the issued and outstanding shares voting in favor.

Price Range of Shares

BRYN MAWR BANK CORPORATION
(NASDAQ: BMTC)

	2009			2008		
	High-Low Quotations			High-Low Quotations		
	High Bid	**Low Bid**	**Dividend Declared**	High Bid	Low Bid	Dividend Declared
Quarter						
1st	**$20.98**	**$12.50**	**$0.14**	$23.13	$18.75	$0.13
2nd	**$20.50**	**$15.52**	**$0.14**	$22.26	$17.00	$0.13
3rd	**$19.03**	**$16.00**	**$0.14**	$28.01	$16.30	$0.14
4th	**$18.24**	**$13.01**	**$0.14**	$24.48	$15.08	$0.14

The approximate number of registered holders of record of common stock as of December 31, 2009 was 290.

The shares are traded on the NASDAQ Global Market System under the symbol BMTC. The price information was obtained from NASDQ, OMX.

Performance Graph

Comparison of Cumulative Total Return of One or More Companies, Peer Groups, Industry Indexes and/or Broad Market



Bryn Mawr Bank Corporation
Total Return Performance
Index Value
150
125
100
75
50
25
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
Bryn Mawr Bank Corporation
NASDAQ Market Index
SNL Bank and Thrift
SNL Mid-Atlantic Bank

Source : SNL Financial LC, Charlottesville, VA

(434) 977-1600
www.snl.com



BRYN MAWR BANK CORPORATION
801 LANCASTER AVENUE
BRYN MAWR, PENNSYLVANIA 19010



BRYN MAWR
BANK CORPORATION
801 LANCASTER AVENUE
BRYN MAWR, PA 19010
www.bmtc.com

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